UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date June 7, 2007	By	/s/ Harsya Denny Suryo
(Signature) Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

TELKOM AT A GLANCE
PT Telekomunikasi Indonesia Tbk (TELKOM) is the largest full information and communications (InfoComm) service and network provider in Indonesia. TELKOM provide fixed wirelines, fixed wireless, cellular as well as data & Internet and network interconnection services, both directly and through its associate companies and subsidiaries.
As of December 31, 2006, the number of TELKOM subscribers reached 48.5 million, consisting of 8.7 million fixed wireline and 4.2 million fixed wireless subscribers and 35.6 million cellular subscribers. TELKOM’s subscriber growth of 30.73% in 2006 increased the Company’s operating income in 2006 by 23% compared to that of 2005.
Along with TELKOM’s vision to become a leading Infocomm company in the region as well as to realize the TELKOM Goal 3010, the Company has undertaken various efforts to maintain its superior position for all of its products and services.
The results of such efforts are reflected in its product market share and superior service compared to other telecommunication providers. Throughout 2006, TELKOM received several awards from both domestic and overseas parties, including the Best Value Creator, the Best Performance Excellence Achievement, and Asia’s Best Company 2006 Award from Finance Asia magazine.
As of December 31, 2006, TELKOM shares were owned by the Government of Indonesia (51.19%) and public shareholders (48.81%) who consist of foreign investors (45.54%) and local investors (3.27%). Meanwhile, the value of TELKOM’s shares on the Jakarta Stock Exchange throughout 2006 increased by 71.2% from Rp 5,900 to Rp 10,100 per share. TELKOM’s market capitalization at the end of 2006 reached US$ 22.6 billion.
With such achievements and recognition, including the size of its market share, business portfolio, financial performance and its potential future growth, TELKOM is moving to become a corporate model in Indonesia.
Vision
To become a leading InfoComm player in the region.
Mission
Providing one-stop telecommunication services of excellent quality products and network with competitive pricing.
Managing business through best practices, optimizing reliable human resources, exploiting competitive advantages in technology, and building mutual benefit relationships and synergies.
Objectives
TELKOM has determined three main strategic objectives: (i) achieving sustainable growth and profit margin, (ii) realizing value creation for stakeholders, and (iii) attaining quality excellence in product and services.

FINANCIAL HIGHLIGHTS
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002, 2003, 2004, 2005 and 2006
(in billions of rupiah)

	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2002	2003	2004	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,699	5,094	4,856	5,375	8,316
Temporary investments	573	4	20	22	85
Trade accounts receivable — net	2,807	2,833	3,319	3,578	3,717
Other accounts receivable — net	198	170	56	153	148
Inventories — net	140	154	203	220	213
Other current assets	1,130	687	750	957	1,442
TOTAL CURRENT ASSETS	10,547	8,942	9,204	10,305	13,921
NON-CURRENT ASSETS
Long-term investments — net	183	65	83	101	89
Property, plant and equipment — net	28,826	35,080	40,071	46,193	55,233
Other non-current assets	4,751	6,196	6,821	5,572	5,893
TOTAL NON-CURRENT ASSETS	33,760	41,341	46,975	51,866	61,215
TOTAL ASSETS	44,307	50,283	56,179	62,171	75,136
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables	3,063	3,767	4,255	5,295	6,918
Taxes payable	1,110	1,513	1,592	2,470	2,569
Accrued expenses	1,950	1,185	1,051	1,521	3,477
Other current liabilities	956	1,223	1,376	1,826	2,209
Current maturities of long-term liabilities and short-term bank loans	2,629	3,482	3,403	2,401	5,363
TOTAL CURRENT LIABILITIES	9,708	11,170	11,677	13,513	20,536
NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,083	3,547	2,928	2,392	2,665
Accrued employee benefits	2,092	2,568	4,913	4.903	4,613
Long-term liabilities — net of current maturities:
Two step loans-related party	7,734	6,859	5,363	4,760	4,007
Notes and bonds	2,314	2,102	2,331	1,457	—

Bank loans	85	2,116	1,776	1,752	2,488
Deffered consideration for business combinations	1,619	747	3,743	3,128	3,537
Obligations under capital leases	—	—	—	236	217
Other non-current liabilities	462	153	382	433	817
TOTAL NON-CURRENT LIABILITIES	17,389	18,092	21,436	19,061	18,344
Minority interest	2,596	3,708	4,938	6,305	8,187
EQUITY	14,614	17,313	18,128	23,292	28,069
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	44,307	50,283	56,179	62,171	75,136

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDING DECEMBER 31. 2002, 2003, 2004, 2005 and 2006
(in billions of rupiah. except per share and per ADS data)

	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2002	2003	2004	2005	2006
OPERATING REVENUES
Fixed Lines	7,264	8,897	10,645	10,781	10,979
Cellular	6,227	8,459	10,421	14,571	20,623
Interconnection-net	2,831	4,162	6,188	7,742	8,682
Joint Operation Schemes	2,128	1,486	657	589	489
Data and Internet	1,552	3,109	4,809	6,934	9,065
Network	316	518	654	587	719
Revenue-Sharing Arrangements	264	258	281	302	415
Other Telecommunications Services	221	227	293	301	322

Total Operating Revenues	20,803	27,116	33,948	41,807	51,294
OPERATING EXPENSES
Personnel	4,388	4,440	4,910	6,563	8,514
Depreciation	3,474	4,779	6,438	7,571	9,178
Operations, Maintenance and Telecommunication Services	2,290	3,339	4,530	5,916	7,496
General and Administrative	1,146	2,079	2,600	2,764	3,271
Marketing	375	503	882	1,126	1,242

Write-down of Assets	—	—	—	617	—
Loss on Procurement Commitments	—	—	—	79	—

Total Operating Expenses	11,673	15,140	19,360	24,636	29,701
OPERATING INCOME	9,130	11,976	14,588	17,171	21,593
OTHER INCOME (EXPENSES)
Gain on sale of long-term Investment in Telkomsel	3,196	—	—	—	—
Interest income	480	366	318	345	655
Interest expense	(1,583)	(1,383)	(1,270)	(1,177)	(1,286)
Gain (loss) on foreign exchange — net	557	126	(1.221)	(517)	836
Equity in net income (loss) of associated companies	5	3	3	11	(7)
Others — net	(-36)	364	331	409	202
Other Income (Expenses) — net	2,619	(524)	(1,839)	(929)	400
INCOME BEFORE TAX	11,749	11,452	12,749	16,242	21,993
TAX (EXPENSE) BENEFIT	(2,899)	(3,861)	(4,178)	(5,184)	(7,039)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	8,850	7,591	8,571	11,058	14,954
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	(810)	(1,504)	(1,956)	(3,064)	(3,948)
NET INCOME	8,040	6,087	6,615	7,994	11,006
Net income per share	398.80	301.95	328.10	396.51	547.15

Net income per ADS (40 series-B shares per ADS)	15,951.80	12,007.83	13,124.14	15,860.25	21,886.00

FINANCIAL AND OPERATION RATIO

	2002	2003	2004	2005	2006
Return on Assets (ROA) (%)	18.1	12.1	11.8	12.9	14.6
Return on Equity (ROE)(%)	55.0	35.2	36.5	34.3	39.2
Current Ratio (%)	108.6	82.4	78.8	76.3	67.8
Total Liabilities to Total Assets (%)	61.2	58.2	58.9	52.4	51.7
Operating Margin (%)	43.9	44.2	43.0	41.1	42.1
EBITDA Margin (%)	61.5	64.5	64.5	61.4	61.8
Net Income Margin(%)	38.6	22.4	19.5	19.1	21.5
Debt to Equity (%)	100.2	88.5	91.7	57.9	54.8
Debt to EBITDA (%)	114.4	87.6	75.9	52.5	48.5
EBITDA to Interest Expense (times)	8.1	12.6	17.2	21.8	24.7
EBITDA to Net Debt (%)	158.6	180.4	187.1	322.7	454.9

Productivity Ratios:
Total Revenue/Employee (Rp Billion)	0.5	0.9	1.2	1.5	1.9
LIS/Employee	223.5	275.1	340.3	452.4	465.9

Operational Ratios:
Productivity per average LIS
Wireline (pulse/line) 1	0,726	10,093	9,697	9,355	8.416
Wireless (second/line)		1,618	81,322	78,703	81,804

Flexi Performance:
Customer base:
Classy/Postpaid (‘000)		228	654	727	698
Trendy/Prepaid (‘000)		37	745	3,241	3,381
FlexiHome (‘000)			30	94	96
Total (‘000)		265	1,429	4,062	4,176
Sales:
Classy/Postpaid (‘000)		228	565	411	259
Trendy/Prepaid (‘000)		38	889	3,558	3,175
FlexiHome (‘000)			30	64	2
Total (‘000)		264	1,484	4,034	3,436
ARPU (12 months avrg):
Postpaid (Rp ‘000)		154	94	123	135
Prepaid (Rp ‘000)		24	20	19	35
Blended (Rp ‘000)		141	60	47	54
Network:
BTS (unit)		396	1,136	1,448	1,531
Number city in service		38	192	231	236

OPERATIONAL HIGHLIGHTS

	2002	2003	2004	2005	2006
FIXED LINE (INCLUDING FIXED WIRELESS)
Installed Lines	8,400,662	9,558,752	11,667,927	13,169,617	13,810,763
Subscriber Lines	7,347,166	8,071,325	9,565,185	12,333,541	12,504,032
Public Telephone Lines (including Public Phone Kiosks)	402,869	407,790	423,533	414,457	381,032
Lines in Service	7,750,035	8,479,115	9,988,718	12,747,998	12,885,064
Fixed Wireline	7,741,508	8,214,328	8,559,350	8,686,131	8,709,211
Fixed Wireless	8,527	264,787	1,429,368	4,061,867	4,175,853
Density (Line in Service per 100 Inhabitants)	3.5	3.5	4.1	5.2	5.1
Average Revenue per User / ARPU Fixed Line (Rp ‘000)	157	164	178	153	188

CELLULAR
Base Transceiver Station / BTS (units)	3,483	4,820	6,205	9,895	16,057
Network Capacity (in million subscriber)	7.0	10.8	17.9	26.2	38.8
Customer Base:	6,010,772	9,588,807	16,291,000	24,269,000	35,597,171
Post-paid (kartuHALO)	923,005	1,007,034	1,327,549	1,470,755	1,661,925
Pre-paid (simPATI)	5,087,767	8,581,773	11,557,758	16,004,631	21,377,995
Pre-paid (kartuAs)	—	—	3,405,201	6,793,967	12,557,251
Average Revenue per User / ARPU – blended (Rp ‘000)	145	123	102	87	84
Post-paid (kartuHALO)	298	314	304	291	274
Pre-paid (simPATI)	103	95	84	84	83
Pre-paid (kartuAs)	—	—	48	45	54

STOCK HIGHLIGHTS
Chronology of TELKOM Share Ownership Composition

DATE	CORPORATE ACTIONS	SHARES OWNERSHIP COMPOSITION
		Government of
		RI	%	Public	%
11/13/1995	Pre Initial Public Offering (IPO)	8,400,000,000	100.0	—	—
11/14/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by TELKOM			933,333,000
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0
12/11/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
05/15/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,955,700	75.8	2,257,337,300	24.2
05/07/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
08/02/1999	Distribution of bonus shares (emission) (Every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
12/07/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
07/16/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
07/30/2004	Stock Split (1:2) Share Ownership Composition	10,320,470,712	51.2	9,839,528,568	48.8
Chronology of TELKOM Dividend Payments

			Amount of	Dividend per
Devidend		Pay-out Ratio	Dividends	Share*
Year	Date of AGMS	(%)	(Rp millions)	(Rp)
2002	05/09/2003	41.5	3,338,109	331.2
2003	07/30/2004	50.0	3,043,614	301.9
2004	06/24/2005	50.0	3,064,604 **	152.0
2005	06/30/2006	55.0	4,400,090	218.86
2006	12/05/2006	—	971,017 ***	48.41

*	Dividend per share for 2002 and 2003 were prior to the two-for-one stock split as resolved in the AGMS on July 30, 2004.

**	Including interim cash dividends distributed in December 2004 amounting to Rp 143.377 million.

***	Interim cash dividend distributed in December 2006 amounting Rp 971,017 million.
Dividend Policy
The decision on the sum of the dividend to be paid to the shareholders is proposed and decided upon in the Annual Shareholders’ Meeting.
In the past three years, namely in the fiscal years of 2003, 2004 and 2005, the sums of the Company’s dividend pay out ratio amounted to 50%, 50% and 55% respectively. For the 2006 fiscal year, the sum of the dividend payout ratio will be decided upon in the 2007 Annual Shareholders’ Meeting

SHARE PERFORMANCE AND TRADE VOLUME OF TELKOM 2006
TELKOM Shares in Jakarta Stock Exchange
TELKOM ADS In New York Stock Exchange

QUARTERLY STOCK PRICES IN 2005 AND 2006

	JSX (Rp)/Saham		NYSE (US$)/ADS
Periode	Highest	Lowest	Highest	Lowest
2005
Q1	5,125	4,300	21.96	18.11
Q2	5,350	4,175	21.96	16.85
Q3	5,800	4,775	23.66	18.10
Q4	6,150	4,925	25.50	19.81

2006
Q1	7,000	5,950	31.51	24.65
Q2	8,400	6,750	38.28	27.95
Q3	8,450	7,100	36.56	30.32
Q4	10,550	8,200	46.68	35.64
Composition of Share Ownership
Authorized Capital:
1 Series A Dwiwarna share and 79.999.999.999 Series B shares (common shares)
The Company’s Shareholders as of December 31, 2006

	Seri A Dwiwarna Share	Seri B Share (Common Share)
			%
Government of the Republic of Indonesia	1	10,320,470,711	51.19
Public

Domestic Investors		657.826.482	3.27
Individual		77,575,236
Institution		580,251,246

Foreign Investors		9,181,702,086	45.54
Individual		5,025,144
Institution		9,176,676,942
Number of shares issued and fully paid	1	20,159,999,279	100.00
Nominal value of common share is Rp 250 per share
The Government of the Republic of Indonesia holds Series A Dwiwarna Share, which has special voting rights. The material rights and restrictions which are applicable to the Common Stock, are also applicable to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and it has a veto with respect to election and removal of Directors and Commissioners, and amendments to the Articles of Association, including amendments to merge or dissolve the Company prior to the expiration of its term of existence, increase or decrease its authorized capital and reduce its subscribed capital.

Shareholders with ownership of more than 5% and number of shares owned by Directors & Commissioners as of December 31, 2006

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Series A	The Government of the Republic of Indonesia	1	—
Series B	The Government of the Republic of Indonesia	10,320,470,711	51.19%
Series B	JPMCB US Resident (Norbax Inc.)	1,756,681,581	8.71%
Series B	The Bank of New York	1,487,512,256	7.38%
Series B	Director and Board of Commissioner	56,624	<0.01%
For details of the Company’s share ownership of the Directors and Commissioners please see : Good Corporate Government section

Message from the President Commissioner
Dear Shareholders,
In 2006, the telecommunication business exhibited extraordinary dynamism. The rapid growth of the telecommunication industry was marked by new innovations in products and services. Although the growth of telephone subscribers, particularly cellular phone subscribers, remained high, the teledensity in Indonesia was still relatively low compared to that in Asia Pacific countries. This is very attractive for both the operators and the telecommunication equipment vendors to actively take part in developing the telecommunication industry in Indonesia. The condition has become both a challenge and also a threat to TELKOM as an incumbent in this industry.
Amid various internal and external challenges, 2006 can be considered a good year for TELKOM, not only for having been able to overcome challenges, but also for having proven to be a competitive company. This is reflected in its financial and operational performances that show better growth compare to previous year.
TELKOM’s financial strength enables the Company to make strategic moves to boost its future competitiveness. Such moves include transforming its organization, networks, systems and human resources. The transformation of the organization has been carried out in line with the best practice in the telecommunication industry.
The system transformation has been done by, among others, improving the management system and upgrading the network towards an Internet Protocol (IP)-based network. The most important transformation in a company is the human resources, which is focused on the competence and competitive culture.
We believe that the TELKOM Goal 3010, i.e. reaching the US$ 30 billion in market capitalization, can be achieved by 2010. The Board of Commissioners has noted that in 2006 TELKOM was able to record some achievements. The price of TELKOM’s shares on the Jakarta Stock Exchange (JSX) kept rising with increasing portion of market capitalization on JSX from 13% in 2005 to 16.3% in 2006. This has strengthened our conviction that Goal 3010 can be attained.
In addition to the macro-economic factors, the target of US$ 30 billion in the market capitalization by 2010 can only be achieved whenever supported with the strengthening of TELKOM’s fundamental. During 2006, we think that the Board of Directors succeeded in strengthening TELKOM’s fundamentals through various strategies, policies, dedication and hard works. Eventhough not all target had been achieved during 2006 TELKOM had shown a proven performance. We expect the newly elected members of the Board of Directors in the Extraordinary Shareholders’ General Meeting in February 2007 to be more solid, thus the current achievements can be improved and enhanced.
As a company that listed on the New York Stock Exchange, TELKOM is obliged to comply with all existing rules, including the Sarbanes Oxley Act (SOA). The SOA requires internal control over the financial reporting and a guarantee from TELKOM’s management that all information in the financial report is accurate and can be accounted for. To meet the SOA requirements, TELKOM has conducted internal improvements through organizational transformation and the application of Good Corporate Governance (GCG) policies. The internal control over the financial reporting has become the priority for improving the system.
The Board of Commissioners has done some significant things to improve the system in TELKOM, particularly by boosting the cooperation between the Board of Directors and the Board of Commissioners and enhancing the role of the committees in applying the GCG.
Boosting the Cooperation between the Board of Commissioners and the Board of Directors
In 2006, the cooperation between the Board of Commissioners and the Board of Directors has improved thus their members were able to reach a unified perception vision of various aspects of the Company’s business. Joint meetings between the Board of Commissioners and the Board of Directors took place more frequently; 26 times over the whole year, or roughly twice a month. Some important decisions made at these joint meetings include the requirement for the Board of Directors to consult with the Board of Commissioners for appointments of strategic positions in TELKOM, particularly for positions one level below the directors. The same thing is also required for the appointment and replacement of executive positions in TELKOM subsidiaries, which significantly contributes its income to the total income of TELKOM. Many strategic decisions, which previously only decided by the Directors or only submitted as exclusive proposals from the Board of Commissioners, have become joint proposals and decisions of the Board of the Commissiones and the Board of Directors. One of them was the proposal and decision on the procurement method of production equipment (capex) with total value above Rp 100 billion.

The Committees’ role in applying the GCG
The Board of Commissioners is assisted by the Audit Committee, the Nomination and Remuneration Committee and the Planning and Risk Assessment Committee, each of which is chaired by an Independent Commissioner. The committees assist in smoothing the transformation and reorganization process, which was initiated by TELKOM management in 2005.
The responsibility of the Audit Committee is to lead TELKOM to become a national company with an ethical standard and professionalism that are comparable to the world-class companies. The Audit Committee has set its goals and working targets, which are integrating the GCG as the part of TELKOM’s culture and operational system.
The responsibility of the Nomination and Remuneration Committee is to ensure the development and implementation of the nomination and remuneration systems were based on the GCG principle. Consequently, both the recruitment and the remuneration of new personel had been based on clear legal foundation and criteria, i.e. posses external competitive and also fair for all employees.
In addition to the roles of these Committees, the role of the Planning and Risk Assessment Commitee is quite big, which are identifying, mapping, measuring, monitoring and controlling risks within the TELKOM business process. Due to this Committee’s role, TELKOM will be able to minimize various negative impacts affecting its business.
Finally, all members of the Board of Commissioners express their highest appreciation to all members of the Board of Directors with service period of 2005-2007 which have properly performed their assignment during 2006.We believe that the newly elected Board of Directors from the Extraordinary Shareholders’ Meeting on February 28, 2007 will be able to improve their solidity and profesionalism .
Our highest gratitude to TELKOM’s management and staff for having supported and participated fully in the transformation and reorganization process of our beloved TELKOM. Last but not least thank you to all TELKOM’s partners and shareholders for their cooperation and supports.
Jakarta, June 5, 2007.
Tanri Abeng
President Commissioner

BOARD OF COMMISSIONERS
Tanri Abeng
President Commissioner
Mr. Abeng, 65 years, has been President Commissioner of TELKOM since March 10, 2004. From 1980 to 1998, Mr. Abeng was the President Director (1980-1991) and the President Commissioner (1991-1998) of PT Multi Bintang Indonesia, an Indonesia’s brewery. He also served as the President Director of PT Bakrie & Brothers from 1991 to 1998, the President Commissioner of PT B.A.T. Indonesia from 1993 to 1998 and was a Commissioner of PT Sepatu BATA from 1989 to 1998. He was a member of Parliament from 1993 to 1999 and was the Minister of State-Owned Enterprises from 1998 to 1999. Mr. Abeng holds a Bachelor’s degree from the University of Hasanuddin, a Master’s degree in Business Administration from New York State University, Buffalo, and completed the Advanced Management Program at the Claremont Graduate School in Los Angeles.
Anggito Abimanyu
Commissioner
Mr. Abimanyu, 44 years, has been a Commissioner of TELKOM since March 10, 2004. He is the Head of the Agency for Research in Economics, Finance, and International Cooperation of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously was a member of the Board of Commissioners of Bank Lippo and of Bank Internasional Indonesia. Mr. Abimanyu is a lecturer at the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds a Bachelor’s degree in Economics from Gadjah Mada University, and a Master of Science degree in International Development from the University of Pennsylvania and a Ph.D. in Environmental Economics from the University of Pennsylvania.
Gatot Trihargo
Commissioner
Mr. Trihargo, 46 years, has been a Commissioner of TELKOM since March 10, 2004. He is a Special Staff of the Ministry of State-Owned Enterprises. Mr. Trihargo holds a degree in Accounting from State College of Accounting (“Sekolah Tinggi Akuntansi Negara”), Jakarta, and a Master’s degree in Accountancy and Financial Information Systems from Cleveland State University, Ohio.
Arif Arryman
Independent Commissioner
Mr. Arryman, 51 years, has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, he served as Independent Commissioner of PT Bank BNI from 2001 to 2005. Previously, he was an advisor to the Coordinating Minister for Economy and a member of the assistance team to the Ministry of Finance. Mr. Arryman has a Bachelor’s degree in Industrial Engineering from Bandung Institute of Technology, a Master’s degree in Engineering from Asia Institute of Technology, Bangkok, Diploma d’Etude Approfondie from Universite Paris-IX Daulphine, France, and a Doctoral degree in Economics from Universite Paris-IX Dauphine, France.
P. Sartono
Independent Commissioner
Mr. P. Sartono, 62 years, has been an Independent Commissioner of TELKOM since June 21, 2002. Mr. P. Sartono became a TELKOM’s employee in 1972 and has served various management positions, including Corporate Secretary from 1991 to 1995, until his retirement in 2000. During his tenure at TELKOM, he held various positions at the Directorate General of Post and Communications from 1973 to 1985 and was the President Director of PT Telekomindo Primabhakti from 1995 to 1998. Mr. P. Sartono holds a Bachelor’s degree in Law from the University of Indonesia and a Master’s degree in Management (Marketing) from IPWI Jakarta and a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.

PRESIDENT DIRECTOR’S REPORT
Dear Shareholders,
As in previous years, TELKOM’s performance in 2006 has shown encouraging results again. The improving macro-economic condition and the increasing of people awareness over the need for quality telecommunication services have contributed a postive influence for the improvement of performance on the telecommunication and information industries performance in Indonesia.
Supported by the above factors, TELKOM has succeeded in increasing its performance amid the increasingly competitive business climate. In 2006, TELKOM’s consolidated net profits increased by more than Rp 3 trillion to Rp 11.01 trillion, a growth of 38% compared to that of 2005. The net profits turned out to be 36% of the 2006 target of Rp 8 trillion. The increase in TELKOM’s consolidated net profits is contributed to by its five core businesses: fixed wire lines, consists of fixed wire line and fixed wireless, Cellular, data & Internet, network & interconnection services.
During the same period, the Company’s net profit margin rose from 19% in 2005 to 21% in 2006, or 134% of the 2006 target of 16%. Meanwhile, in terms of consolidated operational income, TELKOM enjoyed an increase of 24% from Rp 41.8 trillion in 2005 to Rp 51.3 trillion in 2006, or 99% of the 2006 consolidated operational income target of Rp 52.1 trillion. Telkomsel gave the biggest contribution to TELKOM consolidated operating income, representing Rp 20.6 trillion or 40% of TELKOM’s total operating income compared to 35% in 2005. This cellular operating income reached 139% of the 2006 targeted income of Rp 14.8 trillion.
The income from the fixed line increased by 3% from Rp 10.8 trillion to Rp 11 trillion in 2006. The data and Internet service also showed encouraging growth by contributing Rp 9.1 trillion to the company’s income or an increase of 44% compared to Rp 6.9 trillion in 2005.
In 2006, TELKOM continued its strategic efforts, which include, among others, corporate transformation and reorganization. The corporate transformation and reorganisation processes constitute a way for TELKOM to reach the TELKOM Goal 3010 by 2010, namely reaching market capitalization of US$ 30 billion in 2010 from US$ 10 billion in the year 2005.
Another encouraging result is the increase of 71.2% of TELKOM’s share price from Rp 5.900 per share in 2005 to Rp 10.100 per share by the end of 2006. Consequently, the market capitalization of TELKOM’s share already reached Rp 203.6 trillion by the end of 2006 or US$ 22.6 billion. Along with the stable rupiah exchange rate, declining interest rate and other macro-economic factors, we believe that the goal of having US$ 30 billion in market capitalization can be achieved as scheduled.
Some other strategic steps taken by the Company in 2006. In October 2006, TELKOM signed an agreement with Bukaka SingTel to amend the Joint-Operation Scheme (KSO) agreement. Through this agreement, TELKOM took over the rights to control the operation and finance division of the Divre VII, which operates in the eastern part of Indonesia. This agreement was followed by the consolidation of the Divre VII’s entire operations into TELKOM’s operation.
In 2006, TELKOM, through Telkomsel, has built 6.162 BTS units for cellular services. In September 2006, Telkomsel launched its 3G cellular service in Jakarta and by the end of 2006 the service has already operated to several cities, including Surabaya, Medan, Semarang, Yogyakarta, Batam, Bali and Makassar. TELKOM has prepared and will soon apply the Next Generation Network (NGN) in its 2007-2011 program, which will offer voice data and video services in one network.
In 2006, TELKOM has completed the development of TELKOMFlexi services in 44 locations on Jakarta, Sumatra, and Sulawesi. In August 2006, TELKOM changed the FlexiCOMBO service to enable customers to use a temporary local number when traveling out of their cities of residence. Previously, the FlexiCOMBO service could only enable a customer to own up to three local numbers in three different cities.

During 2006, TELKOM had been preparing the TELKOM-3 Satellite, which is targeted to be launched in early 2009. Meanwhile, this preparation has reached the stage for determining the system to be used for the satellite, the satellite capacity, fuel and duration of the sattelite at its orbit.
Through a share buy-back program, as of May 25, 2007, TELKOM had already bought back 202,790,500 shares or 20.12% of the maximum number that was allowed to be bought back by the Company, or 1.0% of the total 20.1 billion shares issued and fully paid.
To facilitate TELKOM’s business development in other countries, the Board of Commissioners has agreed on the estabishment of PT Telekomunikasi Indonesia Internasional known as Telkom International. Currently, TELKOM is searching for the right business model for this new company.
During 2006, TELKOM received awards from both domestic and international agencies. The Forbes’ Forbes Global 2000 edition put TELKOM in the 875th rank of the 2000 Largest Companies in the World. The international business magazine Businessweek also placed TELKOM in the 12th positon in its InfoTech 100 rating. Finance Asia magazine, in its editorial ’Asia’s Best Companies’, placed TELKOM in first place for Best Commitment to Strong Dividends and Best Chief Financial Officer, and second place for Best Managed Company. In Indonesia, TELKOM received the Indonesia Golden Brand from the Indonesian Best Brand Award in the category of telecommunication industry, and the Best Social Report 2005 from the Indonesian Sustainability Reporting Awards 2006 for TELKOM’s commitment and active involvement in community building and development.
The problems faced by TELKOM in 2006 were, among others, increased competition, regulations (FlexiCOMBO, access code VoIP), deployment (capex absorbtion) and procurement (delay in decision making).
The increased competition due to the emergence of new players offering innovative gimmicks has urged operators to launch a price war. All of these have resulted in a high churn rate of customers and decline in the Company’s profit margin.
Another problem is the enforcement of the regulation requiring TELKOM to migrate from the 1900 MHz frequency to the 800 MHz. This regulation is closely related to the occupation of the channel by other operator(s). This migration has disrupted the Company’s operation, namely in marketing and the provision of compatible equipment, particularly the terminals for the customers.
The absorption rate of the capex in TELKOM (unconsolidated) is relatively low, namely 32%, due to various factors such as the limited ability of vendor(s) for certain products, and the internal business process for procurement.
By listing its share in the New York Stock Exchange, TELKOM is obliged to meet requirements of the Securities and Exchange Commission (SEC), which is the Sarbanes Oxley Act (SOA), that regulate good corporate governance and transparency as well as reliable internal control of the financial reporting. In addition, in 2006, TELKOM started to prepare the implementation of an integrated audit, which will be conducted in 2007. The audit does not only a financial audit like those of previous years, but also an audit on the internal control over financial reporting. This audit has become an opportunity to improve performance and working systems.
The Extraordinary Shareholders’ Meeting in February 2007 resulted in some basic changes that are expected to have a positive influence over TELKOM’s future performance. First of all, the Board of Directors has been strengthened to eight members. The two new directors are the Director of IT and the Director of Compliance & Risk Management. In addition, the Director of Human Resource has changed its name to the Director of Human Capital & General Affairs.
The establishment of the Directorate of IT has shown a new paradigm in TELKOM that IT constitutes a catalyst or an enabler for the other main functions of the Company. Previously, the IT was regarded as a mere supporting function. Establishment of Directorate of Compliance and Risk Assesment has shown that TELKOM is commited in implementing GCG to ensure continuous company’s value growths for their shareholders, and TELKOM is moving to become the best corporate model in Indonesia. The formation of the Directorate of Human Capital & General Affairs has shown both TELKOM’s seriousness to manage its human resources and preparing them to become a center of excellence for the telecommunication industry in Indonesia.

In the coming years, particularly in 2007, we believe that TELKOM performance will be improving. We can say this because the telecommunication service penetration in Indonesia is still relatively low, which means the market will continue to grow rapidly. As TELKOM is ready to face the competition through transforming its business in all fields, it still has a huge opportunty in businesses such as broadband, pay TV, call center, satellite and network services in addition to its existing business, namely cellular and fixed-line services.
On behalf of all TELKOM’s Directors, we express our greatest gratitude to all TELKOM employees and management for their efforts and dedication to the shareholders and all customers who have used TELKOM’s products and services. We appreciate our other stakeholders, particularly the Ministry of State-owned Enterprises and the Ministry of Information and Communications of the Republic of Indonesia, and all business partners who have supported the growth of the Company. Many challenges in 2007 and the coming years enable TELKOM to Become the Best Indonesian Corporate Model.
Finally, allow us to express our appreciation to TELKOM’s previous directors for their efforts and success in developing the Company.
Thank you
Jakarta, June 5, 2007.
Rinaldi Firmansyah
President Director (CEO)

PROFILE OF DIRECTORS
Rinaldi Firmansyah
President Director and CEO
Mr. Firmansyah, 47 years, was appointed President Director of TELKOM at the Extraordinary General Meeting of Shareholders on February 28, 2007. He had been Director of Finance of TELKOM since March 10, 2004. He previously served as Vice President Commissioner, President Director and Director of Investment Banking of PT Bahana Securities from 2003 to 2004, 2001 to 2003 and 1997 to 2001 respectively, and as Commissioner and Head of the Audit Committee of PT Semen Padang in 2003. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a Master’s degree in Business Administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
Sudiro Asno
Director of Finance and CFO
Mr. Asno, 50 years, was appointed Director of Finance of TELKOM at the Extraordinary General Meeting of Shareholders on February 28, 2007. He joined TELKOM in 1985 and has held various positions in TELKOM’s Directorate of Finance. He previously served as Senior General Manager Finance Center of TELKOM. Mr. Asno has a Bachelor’s degree in Accounting from the University of Padjajaran Bandung.
Faisal Syam
Director of Human Capital & General Affairs
Mr. Syam, 51 years, was appointed the Director of Human Capital & General Affairs of TELKOM on February 28, 2007 on the Extraordinary General Meeting of Shareholders. He joined TELKOM in 1983 and has held several positions in various departments, including Senior General Manager of the Human Resource Center of TELKOM. Mr. Syam has a Bachelor’s degree in Mathematics from North Sumatra University and a Master’s degree in Management from the Bandung School of Management.
Ermady Dahlan
Director of Consumer
Mr. Dahlan, 54 years, was appointed Director of Consumer of TELKOM on February 28, 2007 on the Extraordinary General Meeting of Shareholders. He joined TELKOM in 1973 and has held several positions in various departments. He previously served as Executive General Manager, Regional Division II (Jakarta). Mr. Dahlan has a Bachelor’s degree in Telecommunications from the National Telecommunication Academy Bandung.
I Nyoman G Wiryanata
Director of Network & Solution
Mr. Wiryanata, 48 years, was appointed Director of Network & Solution of TELKOM on February 28, 2007 on the Extraordinary General Meeting of Shareholders. He joined TELKOM in 1983 and has held several positions in various departments, including Executive General Manager, Regional Division I (Sumatra). Mr. Wiryanata has a Bachelor’s degree in Electrical Engineering from Surabaya Institute of Technology and a Master’s degree in Business Administration from Prasetya Mulya Management Institute.
Arief Yahya
Director of Enterprise & Wholesale
Mr. Yahya, 46 years, was appointed Director of Enterprise & Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan). Mr. Yahya graduated with a Bachelor’s degree in Electrical Engineering from Bandung Institute of Technology and a Master’s degree in Telecommunications Engineering from the University of Surrey.

Indra Utoyo
Director of Information Technology
Mr. Utoyo, 45 years, was appointed Director of Information Technology of TELKOM on February 28, 2007 on the Extraordinary General Meeting of Shareholders. He joined TELKOM in 1986 and has held several positions in various departments, including Senior General Manager, Information System Center. Mr. Utoyo has a Bachelor’s degree in Telecommunications from the Bandung Institute of Technology and a Master’s degree in Communication and Signal Processing from Imperial College of Science, the University of London.
Prasetio
Director of Compliance and Risk Management
Mr. Prasetio, 47 years, was appointed Director of Compliance and Risk Management of TELKOM on February 28, 2007 on the Extraordinary General Meeting of Shareholders. He joined TELKOM in 2006 as Executive Vice President of Risk Management, Legal and Compliance. He previously served as Director of PT Merpati Nusantara Airline from 2004 to 2005, Director of Finance and Commerce/SME of Bank Danamon from 2001 to 2004, Senior Vice President of the Indonesian Banking Restructuring Agency (IBRA) from 1999 to 2001, Vice President Commissioner of PT Bank Prima Express from 2000-2002, and Vice President of Bank Niaga from 1984 to 1999. Mr. Prasetio received a Registered State Accountant certificate in 1984 and a Bachelor’s degree in Accounting from the University of Airlangga Surabaya in 1983.

To Become The Best Indonesian Corporate Model
The development of information and communication technology has made national and regional boundaries irrelevant. TELKOM is in the information and communication industry, whose characteristics rapidly change. In this kind of condition, TELKOM has to prepare itself to face a dynamic industrial environment. In the future, TELKOM’s competitors will not only be local players, but also international ones with experience and sophisticated technology.
To become a leading regional player, TELKOM has to be able to reach the same level as the world-class companies and have the same level of market capitalization as theirs. TELKOM’s management has been determined to reach the goal of having US$ 30 billion of market capitalization in 2010 (known as the TELKOM Goal 3010). Such a goal has a wide range of impact on the way of managing the Company which aims at enabling it to provide an optimum value for the stakeholders.
Being a multi-listed company on both domestic and overseas stock markets, TELKOM is required to meet strict terms and conditions of the overseas stock market authorities. TELKOM has been applying business principles such as those implemented by international companies. Obliged to apply the principles, the Company’s management and staff have become increasingly aware of the good corporate governance.
The Government of the Republic of Indonesia, as the majority shareholder of TELKOM, has asked TELKOM to be a corporate model in Indonesia by the year 2010. TELKOM is considered to have met all the requirements for realizing the goal. TELKOM‘s financial power and potential, its nation-wide network coverage, dominant market share, credibility and reputation, and its number of human resources constitute some requirements already met by TELKOM.
To be able to become the best Indonesian corporate model, TELKOM will be required to always lead in all corporate aspects, including financial performance, market share, business ethics, GCG implementation, human resources management and social responsibility.
To ensure the achievement of the TELKOM Goal 3010 and TELKOM being the best Indonesian Corporate Model, the Company is determined to grow higher compared to the growth in the telecommunication industry in general and the total growth of the industry in Indonesia. In other words, TELKOM is striving to have a sustainable competitive growth. The transformation steps that are being conducted, namely the main priority of the transformation, include:
-	maintaining its market leadership

-	transforming the organization

-	developing the human resources

-	strengthening entrepreneurship

-	preparing new business management
To maintain its leadership in the Indonesian telecommunication industry market, TELKOM has developed new products and endeavored to enter new markets. The organizational transformation has been conducted since 2004, aiming at transforming TELKOM into a customer centric company.
The development of the human resources and the strengthening of entrepreneurship for the Company’s leaders have become a priority. In 2006, TELKOM has conducted leadership and extraordinary leadership trainings, which were aimed at preparing TELKOM’s management to become an “extraordinary team”.
TELKOM has prepared and managed new businesses by launching new products and preparing a vehicle for its overseas expansion. TELKOM has launched new products and services, including the broadband internet access, and become more focused on the application and content business. In March 2007, TELKOM formed PT Telekomunikasi Indonesia Internasional as its business vehicle to operate in other countries.
Some of the identified obstacles in achieving the corporate goals include the persistence of too much internal bureaucracy, the management silo, and the weak management system in some aspects, all of which can disrupt TELKOM’s move to be a company that can quickly respond to the market demand and win the competition.
Responding to those challenges. the Boards of Commissioners, Directors. and staff of TELKOM have been unceasingly creating synergies in conducting their jobs. By such endeavors, TELKOM has started its step towards Being The Best Indonesian Corporate Model.

Organizational Restructuring
Note:
1.	Network & Solution Directorate focuses on being an infrastructure and service management unit. This Directorate controls the Infrastructure Division, Multimedia Division, R&D Center and Maintenance Service Center.

2.	Consumer Directorate focuses on being a delivery channel function management unit for the retail segment. This Directorate controls Regional Divisions (seven regions).

3.	Enterprise & Wholesale Directorate focuses on the delivery channel function management unit for the enterprise & wholesale segment. This Directorate controls the Enterprise Service Division and Carrier & Interconnection Service Division.

4.	Finance Directorate focuses on being a Company finance management unit, and the Finance Center manages a centralized finance function.

5.	Human Capital & General Affairs Directorate focuses on the Company’s Human Resources management and the Human Resources Center unit manages the centralized operation function.

6.	IT/CIO Directorate, focuses on managing the Company’s IT empowerment and supply management function. This Directorate controls Information System Center and Construction Center units.

7.	Compliance & Risk Management Directorate focuses on managing the compliance, legal and risk management.

8.	In addition to corporate office function, there are some units which have the same level as the directorate; Strategic Invesment and Corporate Planning unit, which focus on the corporate planning function and strategic business planning, and corporate support units, namely corporate communication, corporate affairs and internal audit units.
The telecommunication business environment has become increasingly competitive, while the demand for transparency from the stock exchange authority has been rising.
To be able to boost its growth to a higher level than that of the industry in this situation, TELKOM needs to change its organization. The organizational change should be able to respond quickly and accurately to the customers demand by providing products with higher quality than that of the competitors and satisfying services.
TELKOM’s organization has been fundamentally adjusted with and oriented to an understanding, which focuses more on the customers, infrastructure, services and the empowerment of resources in order to maintain the growth.
In 2006, the organization change was focused on restructuring some functions, which serve as a basis for ensuring quick and quality services. Those functions are closely related to the implementation of the information technology management function and supply management, and to the risk management control function, namely the Risk Management, Legal and Compliance.
In 2006, the implementation of the IT function is carried out by the IT Supply unit, which was led by an Executive Vice President (EVP) and was controlled by the President Director (CEO). The unit also conducted the functions of asset management and supply management. In addition, this unit also functioned as the Chief Information Officer (CIO)

The unit that took care of the Risk Management, Legal & Compliance was the Risk Management Unit, which was led by an Executive Vice President (EVP) and was controlled by the Deputy President Director (COO).
To implement TELKOM’s strategy to reach an optimum growth more effectively, TELKOM organized its resources into a business that was oriented to serve as a balancer between the business activity for the growth of the existing business units and new business units. The implementation of the business activities were carried out by organization units, which are as follows:
a.	Corporate function and corporate support management

b.	Operating business management
The units that managed the corporate function were the Finance Directorate, Human Resources Directorate, Strategic Investment & Corporate Planning Unit, IT & Supply Unit, Risk Management & Legal Compliance.
The corporate support function was carried out by the Corporate Affairs, Corporate Communication, and the Internal Audit.
Since the Extraordinary Shareholders’ Meeting (RUPSLB) on February 28, 2007, the composition of TELKOM’s Board of Directors has changed due to the addition of two new directors. Accordingly, the new organizational structure are as follows: the directorates that is included in the Head Office are Finance, Human Capital & General Affairs, IT, and Compliance & Risk Management directorates. Meanwhile, the directorates that are included in the business lines are Network & Solution, Consumer, Enterprise & Wholesale directorates.
In addition, the RUPSLB did not appoint the deputy president director with the task and responsibility of the deputy president director because the COO was taken over by the directors of operating business lines controlled by the president director.
With the new structure, the regional division will function as a customer service division that is coordinated by the Consumer Directorate. Meanwhile, the Head Office will be the center following the establishment of the Finance Center and the Human Resources Center, which aim at creating a standardized system. The Financial function is under the Finance Director and conducted centrally in terms of policy, while the finance operation in all business units are managed by the Finance Center unit.
The Human Resources function is under the Human Capital & General Affairs Directorate and is done centrally. The Human Resources operations in all business units are conducted through the Human Resources Center (HR Center), which is a business unit that functions as a corporate service unit and is responsible to control corporate, support service and enterprise service units, consisting of HR Center, Training Center, Management Consulting Center (MCC), and the Management Center for Partnership Program and Community Development Center (CDC), pension fund & foundations.
The business operation is carried out by the Network & Solution Directorate, Consumer Directorate, Enterprise & Wholesale Directorate. The three directorates constitute of organization units outside the Corporate Office, which are positioned as business units. Each business unit is led by a director.
The division roles at the business operation management directorate have been done based on their responsibilities, namely infrastructure and service business unit management, delivery channel and customer function business unit for the retail segment, and the delivery channel and customer function business unit for the corporate & wholesale segment.
The infrastructure and service management unit constitutes of an organization unit that is given the role to pay more attention to conduct infrastructure and service management. This unit is the Network & Solution Directorate, which is responsible to the President Director. The management of the delivery channel and customer function is done by the Consumer Directorate and the Enterprise & Wholesale Directorates. In fulfilling its functions, the Consumer Directorate focuses on carrying out the retail segment customer management, while the Enterprise & Wholesale Directorate focuses on managing the corporate and wholesale segment. The two directorates are responsible to the President Director.

FINANCIAL DATA
     TELKOM’s consolidated financial statements for the years 2002 and 2006 have been audited by KAP Haryanto Sahari & Rekan (formerly KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia (“PwC”). TELKOM’s consolidated financial statements for the years 2003, 2004 and 2005 have been audited by KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”).
     For the year 2006, 9 companies were consolidated into TELKOM’s consolidated financial statements, namely: PT AriaWest International (“AriaWest”,100% owned by TELKOM), PT Multimedia Nusantara (“Metra”, 100%), PT Graha Sarana Duta (“GSD”, 99.99%), PT Pramindo Ikat Nusantara (“Pramindo”, 100%), PT Indonusa Telemedia (“Indonusa”, 96%), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%), PT Telekomunikasi Selular (“Telkomsel”, 65%), PT Napsindo Primatel Internasional (“Napsindo”, 60%) and PT Infomedia Nusantara (“Infomedia”, 51%).
     The following tables set forth a summary of the financial information of TELKOM as of and for the years specified.

	For the years Ended December 31,
	2002	2003	2004	2005	2006
	(Rp. in billion, except for data relating to shares, dividends and ADS)
Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Local and domestic long-distance usage	5,448	6,562	7,439	7,223	7,131
Monthly subscription charges	1,475	1,949	2,935	3,290	3,492
Installation charges	130	223	201	197	170
Others	211	163	70	71	186

Total fixed lines revenues	7,264	8,897	10,645	10,781	10,979

Cellular
Air time charges	5,454	7,678	9,826	13,666	19,257
Monthly subscription charges	593	581	448	384	298
Features	8	6	91	457	959
Connection fee charges	172	194	56	64	109

Total cellular revenues	6,227	8,459	10,421	14,571	20,623

Total telephone revenues	13,491	17,356	21,066	25,352	31,602

Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	1,320	900	296	269	207
Share in Distributable KSO Revenues (DKSOR)	801	583	350	319	275
Amortization of unearned initial investor payments	7	3	11	1	7

Amortization of unearned initial investor payment
Total revenue under Joint Operation Schemes	2,128	1,486	657	589	489
Interconnection — net	2,831	4,162	6,188	7,742	8,682
Network	316	518	654	587	719
Data and Internet	1,552	3,109	4,809	6,934	9,065
Revenue-Sharing Arrangements	264	258	281	302	415
Other telecommunications services	221	227	293	301	322

Total Operating Revenues	20,803	27,116	33,948	41,807	51,294

	For the years Ended December 31,
	2002	2003	2004	2005	2006
	(Rp. in billion, except for data relating to shares, dividends and ADS)
OPERATING EXPENSES
Personnel	4,388	4,440	4,910	6,563	8,514
Depreciation	3,474	4,779	6,438	7,571	9,178
Operations, maintenance and telecommunication services	2,290	3,339	4,530	5,916	7,496
General and administrative	1,146	2,079	2,600	2,764	3,271
Marketing	375	503	882	1,126	1,242
Write-down of assets	—	—	—	617	—
Loss on procurement commitments	—	—	—	79	—

Total Operating Expenses	11,673	15,140	19,360	24,636	29,701

OPERATING INCOME	9,130	11,976	14,588	17,171	21,593

Other income (expenses)
Gain on sale of long-term investment in Telkomsel	3,196	—	—	—	—
Interest expense	(1,583)	(1,383)	(1,270)	(1,177)	(1,286)
Interest income	480	366	318	345	655
Gain (loss) on foreign exchange — net	557	126	(1,221)	(517)	836
Equity in net income (loss) of associated companies	5	3	3	11	(7)
Others — net	(36)	364	331	409	202

Other income (expenses) — net	2,619	(524)	(1,839)	(929)	400

INCOME BEFORE TAX	11,749	11,452	12,749	16,242	21,993
TAX EXPENSE	(2,899)	(3,861)	(4,178)	(5,184)	(7,039)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	8,850	7,591	8,571	11,058	14,954
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(810)	(1,504)	(1,956)	(3,064)	(3,948)

NET INCOME	8,040	6,087	6,615	7,994	11,006

Weighted average shares outstanding (millions)	20,160	20,160	20,160	20,160	20,115
Net income per share	398.80	301.95	328.10	396.51	547.15
Net income per ADS (40series B share per ADS)	15,951.80	12,077.83	13,124.14	15,860.25	21,886.00
Dividend per share(1)	105.41	165.58	158.09	144.90	267.71

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Rp. in billion)
Consolidated Balance Sheet Data

Total Assets	44,307	50,283	56,179	62,171	75,136
Current liabilities(2)	9,708	11,170	11,677	13,513	20,536
Other liabilities	5,383	6,258	8,222	7,728	8,095
Long-term debts	12,006	11,834	13,214	11,332	10,249
Total liabilities	27,097	29,262	33,113	32,573	38,880
Minority interest	2,596	3,708	4,938	6,305	8,187
Capital stock(3)	5,040	5,040	5,040	5,040	5,040
Total stockholders’ equity	14,614	17,313	18,128	23,292	28,069

(1)	Dividends declared per share in 2002 and 2003 represent dividends per share after adjusting for the stock split that was effected in 2004. Dividends declared per share in 2004 comprised cash dividends for 2003 of Rp.150.98 per share and interim cash dividends declared in December 2004 of Rp.7.11 per share. Dividends declared per share in 2005 represent cash dividends for 2004 of Rp.152.01 per share, which incluDec interim cash dividends declared in 2004 of Rp.7.11 per share. Dividends declared per share in 2006 represent cash dividends for 2005 of Rp.267.31 per share, which include interim cash dividends declared in 2005 of Rp 48.41 per share.

(2)	Include current maturities of long-term debts.

(3)	As of December 31, 2004, 2005 and 2006, Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna Share having a par value of Rp.250 and 20,159,999,279 Series B Shares having a par value of Rp.250 from an authorized capital stock comprising one Series A Dwiwarna Share and 79,999,999,999 Series B Shares.

Exchange Rate Information
     The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2004, 2005 and 2006. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp.9,280 and Rp.9,300 to US$1 as of December 31, 2004, Rp.9,825 and Rp.9,835 to US$1 as of December 31, 2005 and Rp.8,995 and Rp.9,005 to US$1 as of December 31, 2006. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of December 31, 2006.
     Tabel 2: The exchange rates of Rupiah per USD based on Bank Indonesia’s buy and sell rates.

Year	At period end	Average(1)	High(2)	Low(2)
	(Rp. Per US$1.00)
2002	8,940	9,316	10,473	8,460
First Quarter	9,655	10,192	10,473	9,542
Second Quarter	8,730	9,109	9,775	8,460
Third Quarter	9,015	8,949	9,218	8,695
Fourth Quarter	8,940	9,058	9,326	8,815
2003	8,465	8,573	9,120	8,165
First Quarter	8,919	8,907	9,120	8,836
Second Quarter	8,285	8,488	8,906	8,165
Third Quarter	8,389	8,427	8,665	8,166
Fourth Quarter	8,465	8,471	8,583	8,365
2004	9,290	8,935	9,430	8,323
First Quarter	8,587	8,465	8,465	8,323
Second Quarter	9,415	8,992	9,430	8,574
Third Quarter	9,170	9,151	9,389	8,825
Fourth Quarter	9,290	9,126	9,355	8,960
2005	9,830	9,711	10,800	9,133
First Quarter	9,480	9,276	9,520	9,133
Second Quarter	9,713	9,548	9,755	9,435
Third Quarter	10,310	10,006	10,800	9,735
Fourth Quarter	9,830	9,992	10,300	9,735
2006	9,020	9,167	9,795	8,720
First Quarter	9,075	9,304	9,795	9,030
Second Quarter	9,300	9,107	9,520	8,720
Third Quarter	9,235	9,121	9,245	9,030
Fourth Quarter	9,020	9,134	9,228	9,020
2007
January	9,090	9,067	9,135	8,950
February	9,160	9,068	9,160	9,045
March	9,118	9,164	9,225	9,100
April	9,083	9,098	9,120	9,080
May	8,828	8.844	9,083	8,672

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.
Source: Bank Indonesia
     The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into US Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or can in the future be, converted into US Dollars at this or any other rate of exchange.
     On June 4, 2007, the Reuters buy and sell rates were Rp.8,775 and Rp.8,785 to US$1.

RISK FACTOR
Risks Relating to Indonesia
Current political and social events in Indonesia may adversely impact business activity in Indonesia.
          Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years. For example, in June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity and telephone charges. In both instances, the Government was forced to drop or substantially reduce such proposed increases. In October 2005 following substantial increases in the market price of crude oil, the Government raised fuel prices by approximately 80%, which also led to numerous demonstrations and strikes.
          Actions by separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia. For example, in the province of Papua (formerly Irian Jaya), there have been numerous clashes between supporters of separatist movements and the Indonesian military. In the provinces of Maluku and Central Sulawesi (Poso), clashes between religious groups have resulted in thousands of casualties and displaced persons in recent years. The Government has attempted to resolve problems in these troubled regions with limited success.
          Political and related social developments in Indonesia have been unpredictable in the past and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us or on an investment in the ADSs or Common Stock. Further, these social and civil disturbances could continue to have a material adverse effect on investment and confidence in and the performance of the Indonesian economy and in turn our business.
Terrorist activities in Indonesia could destabilize Indonesia, which could adversely affect TELKOM’s business.
          Bombings have occurred in recent years, at government buildings, foreign diplomatic facilities, night clubs and other locations, including the Jakarta Stock Exchange building, the Police Function Building in Jakarta, the departure lounge of Jakarta’s Soekarno-Hatta International Airport, the parliament building in Jakarta and a shopping mall in Jakarta. A bombing campaign struck religious buildings throughout Indonesia in 2000. On October 12, 2002, over 200 people were killed in a bombing at a tourist area in Bali. This terrorist attack resulted in a significant decline in international tourism. On August 5, 2003 a bomb exploded at the J.W. Marriott Hotel in Jakarta killing at least 12 people and injuring more than 150 people. On September 9, 2004, a bomb exploded outside the Australian Embassy in Jakarta’s central business district, killing at least nine people and injuring over 180 people. On May 28, 2005, two bombs exploded in a crowded market in Tentena in central Indonesia, killing at least 20 people and injuring at least 40. In October 2005, multiple bombs exploded in two locations in Bali, killing 22 people and injuring at least 50. Indonesian and United States government officials have indicated that some of these bombings may be the responsibility of Jemaah Islamiya, a Southeast Asian-based terrorist network allegedly linked to the international terrorist organization, Al-Qaeda. In May 2005, the United States also closed its embassy in Indonesia for a few days following an unspecified threat.
          There can be no assurance that further terrorist acts will not occur in the future. A number of governments have from time to time issued warnings to their citizens in relation to a perceived increase in the possibility of terrorist activities in Indonesia, targeting foreign, particularly United States, interests. Such acts could destabilize Indonesia and increase internal divisions within the Government as it considers responses to such instability and unrest. Violent acts arising from and leading to instability and unrest have in the past had, and could continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and our business.
Declines or volatility in Indonesia’s currency exchange rates can have a material adverse impact on business activity in Indonesia.
          The Government’s exchange rate policies and any future changes in the value of the Rupiah against the US Dollar or other currencies could adversely affect TELKOM’s financial condition and results of operations. On August 14, 1997, Bank Indonesia permitted the exchange rate for the Rupiah to float without announcing a level at which it would intervene. From August 1997 to mid-1998, the month-end value of the Rupiah relative to the US Dollar declined from approximately Rp.2,600 per US Dollar to as low as approximately Rp.15,000 per US Dollar. There can be no assurance that: (a) the Rupiah will not be subject to continued depreciation or volatility; (b) the current exchange rate policy will remain the same; (c) the Government will act when necessary to stabilize, maintain or increase the value of the Rupiah, or that any such action, if taken, will be successful.
          Continued depreciation or volatility of the Rupiah against the US Dollar or other currencies could adversely affect general economic conditions in Indonesia. Rupiah depreciation would also drive up the Rupiah cost of TELKOM’s capital expenditure program since most of the equipment to be used in the expansion of TELKOM’s network capacity is sourced off-shore and priced in foreign currencies, mainly in US Dollars and Euros, while almost all of TELKOM’s revenues are in Rupiah. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multilateral institutions. The foregoing consequences, if they occur, could have a material adverse effect on TELKOM’s business. As of December 31, 2006, the average exchange rate of Rupiah to US Dollar, based on the Reuters middle buy and sell rates, was Rp.9,000 per US Dollar.
          Fluctuations in the exchange rate between the Rupiah and the US Dollar could adversely affect, among other things, the Rupiah cost of TELKOM’s network equipment purchases, the dollar value of any amounts a holder or beneficial owner of ADSs will receive in the event we issue dividends, the US Dollar value of the proceeds a holder or beneficial owner would receive upon the sale in Indonesia of shares of the Common Stock and the secondary market price of the ADSs.
Indonesia ended its Extended Financing Facility with the International Monetary Fund and the consequences thereof are unpredictable.
          In December 2003, the Government ended its Extended Financing Facility (“EFF”) program with the International Monetary Fund (“IMF”) and began to drawdown on its gross foreign reserves, as well as on its outstanding balances at the IMF. Considering the Government’s current fiscal deficit and modest foreign exchange reserves, the end of the EFF has raised concerns about the ability of the Government to fund subsidies for staples such as food and fuel, which, in turn, could have extremely serious political and social consequences. The end of the EFF also brings with it the end of the Government’s ability to reschedule Indonesia’s Paris Club bilateral foreign loans. Other consequences of ending the EFF are not known at this stage. While the Government has sought to address these concerns by issuing a White Paper setting forth its fiscal strategy and policy objectives for 2004, there can be no assurance that the Government’s strategy will be successful or that its objectives will be met in full or in part.
Indonesia no longer has access to the Paris Club but continues to rely on loans from the World Bank and the Asian Development Bank.
          Since the financial crisis of 1997, the members of the Paris Club have been an important source of funding for the Government. The Paris Club is an informal voluntary group of 19 creditor countries that coordinates solutions for payment difficulties experienced by debtor nations. The last debt rescheduling took place in April 2002 when the Paris Club rescheduled approximately US$5.4 billion of principal and interest due from the Government between April 2002 and December 2003. This was done by extending the period within which the amounts could be repaid.
          In addition to the Paris Club, the World Bank and the Asian Development Bank have been major sources of financing. Disbursements from these sources have been slower than expected in recent years due to the slow pace of institutional reforms in Indonesia and concerns regarding the Government’s decentralization plan. As of the date of this Annual Report, regional governments in Indonesia are not allowed to borrow in foreign currency and any change to Indonesian law allowing them to borrow in foreign currency could be a source of potential debt service problems. The World Bank and Asian Development Bank lending programs are subject to regular compliance reviews and can be reduced or withdrawn at any time. The impact of any elimination of lending cannot be assessed but is likely to be materially adverse.
Indonesia’s high level of sovereign debts may result in it being unable to service its debt obligations when they become due.
          Indonesia’s high level of sovereign debts has forced it to negotiate with its major creditors several times since the 1997 financial crisis. For example, the Government held a round of talks with the Paris Club donor countries and the IMF in April 2002 to discuss the rescheduling of Indonesia’s debt due in 2002. In these talks, the Government sought to restructure not just debt principal, but interest payments as well, totaling US$2.6 billion. The meeting resulted in the rescheduling of debt principal payments only, but no assurance can be given as to Indonesia’s capacity to meet these rescheduled debt payments. While no further rescheduling has taken place, future decisions to renegotiate Indonesia’s existing sovereign indebtedness cannot be ruled out. Such decisions may affect Indonesia’s sovereign credit rating and could have a material adverse impact on investor confidence in Indonesia.
Indonesia’s sovereign debt rating continues to be reviewed and revised by international rating agencies.
          Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of March 31, 2007, the Government’s long-term foreign currency debt was rated B1 by Moody’s, rated BB- by Fitch Ratings (“Fitch”), and rated BB- by S&P. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody’s, S&P, Fitch or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including TELKOM, to raise additional financing and the interest rates at which such additional financing is available.
Indonesia is vulnerable to natural disasters and other events beyond TELKOM’s control, which could severely disrupt the normal operation of TELKOM’s business and adversely affect TELKOM’s operating results.
          TELKOM’s existing operations are primarily in Indonesia, parts of which are vulnerable to natural disasters. Disruption of operations for any reason, including earthquakes, tsunamis, floods, volcanic eruptions, droughts, power outages or other events beyond TELKOM’s control, could cause disruptions to operations and damage to equipment which would adversely affect TELKOM’s financial condition and results of operations.
          In 2002, a major flood in Jakarta affected TELKOM’s operations in Jakarta, where a significant portion of its revenues are derived. In December 2004, northern parts of the Indonesian island of Sumatra, and particularly the province of Aceh, suffered severe damage following a massive earthquake estimated to be of magnitude 9.3 on the Richter scale and a series of tsunami waves on December 26, 2004. The tsunami and the earthquake caused approximately Rp.54.9 billion (US$5.6 million) of damages to TELKOM’s assets and equipment in the Aceh province, including damages to TELKOM’s switching facilities and transmission facilities, and disrupted over 35,000 telephone lines out of approximately 99,000 lines.
          On March 28, 2005, a major earthquake estimated to be of magnitude 8.7 on the Richter scale struck off the western coast of Sumatra. Scientists and seismic experts believe that rather than relieving stresses along the Sunda fault, located to the south of Sumatra, the seismic stresses along the Sunda fault continue unabated or have increased, and warned of the possibility of further earthquakes and tsunamis. On May 27, 2006, a tectonic earthquake estimated to be of magnitude 6.3 on the Richter scale, and at least two related aftershocks each measuring over 4.0 on the Richter scale, struck central Java and Yogyakarta. On July 17, 2006, another major earthquake estimated at 6.8 on the Richter scale occurred in Tasikmalaya in West Java. In addition, since May 2006, a hot mud flow occuring in Sidoarjo, East Java, has devastated several villages in the region. As a result of these natural disasters, TELKOM suffered asset and income losses from our network in those affected regions.
          In February 2007, Jakarta and its surrounding areas were affected by a major flood caused by heavy rainfall. As a result of the flood, TELKOM’s facilities located in several areas of Jakarta and its surrounding areas were damaged and TELKOM’s services to its customers in several areas were interrupted for up to 72 hours.
          While TELKOM maintains several insurance policies relating to TELKOM’s assets which covered the losses resulting from natural disasters, it does not maintain business interruption insurance, and there can be no assurance that the insurance coverage will be sufficient to protect TELKOM from potential losses resulting from natural disasters and other events beyond its control. In addition, there can be no assurance that the premium payable for these insurance policies upon renewal will not increase substantially, which may adversely affect TELKOM’s financial condition and results of operations.

Risks relating to TELKOM and its subsidiaries
TELKOM’s expansion plans may strain key resources and thereby adversely affect its business, financial condition and prospects.
          To remain competitive and position TELKOM in gaining market share, TELKOM has identified its primary business objective as becoming a full service and network provider. To achieve this objective, TELKOM has determined that it should increase its focus on multimedia and other types of services in addition to its present core business concentration on local, domestic long-distance and mobile cellular services. The implementation of measures designed to achieve these objectives could strain TELKOM’s managerial, financial and other resources, which could adversely affect TELKOM’s business, financial condition and prospects.
TELKOM’s controlling stockholder’s interests may differ from those of TELKOM’s other stockholders.
          The Government has an aggregate interest of approximately 51.19% of the issued and outstanding shares of TELKOM and has control of TELKOM and the ability to determine the outcome of substantially all actions requiring the approval of TELKOM shareholders. The Government is also the holder of the Dwiwarna share of TELKOM, which has special voting rights and veto rights over certain matters, including the election and removal of the Directors and Commissioners of TELKOM. Through the Ministry of Communication and Information (“MoCI”), the Government also exercises regulatory power over the Indonesian telecommunications industry. There might be situations where the objectives of the Government, as TELKOM’s regulator and its controlling shareholder, conflict with TELKOM’s business goals. In addition, there can be no assurance that the Government will not direct opportunities to other telecommunications service providers in which it holds an interest.
Certain systems failures could, if they occur, adversely affect TELKOM’s results of operations.
          TELKOM operates fixed line networks (PSTN), fixed wireless networks, data networks and GSM cellular networks. The integrated networks consist of copper access network, optical access network, BTS, switches, optimal transmissions, satellites and application server. Any failure of this integrated network, TELKOM’s servers, or any link in the transmission chain that results in an interruption in TELKOM’s operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage TELKOM’s ability to attract and retain subscribers and adversely affect its results of operations, financial condition and prospects.
Regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi.
          In December 2002, TELKOM introduced new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi for both fixed and portable handsets. As of December 31, 2006, this service was offered in 236 cities. CDMA-based fixed wireless technology enables rapid development of telephone networks and reduces the capital expenditures per line by obviating the need for the installation of underground cables. TELKOMFlexi offers customers the ability to use a wireless handset with limited mobility (within the same area code). Customers generally have all features offered by cellular services except roaming to other area code and internationally. Postpaid TELKOMFlexi customers are charged tariffs that are similar to PSTN tariff rates for this service while prepaid customers are charged tariffs slightly higher than postpaid rates but with no monthly fees. In each case, both TELKOMFlexi postpaid and prepaid tariffs are substantially lower than tariffs for cellular services. Telecommunications regulators, cellular operators and cellular trade associations have sought and may in the future seek to impose limitations on TELKOM’s ability to provide fixed wireless services at PSTN rates. If any such limitations are imposed, TELKOM could lose part or all of the benefit of its investment in the network that supports the TELKOMFlexi service. TELKOM may also be subject to disputes with its regulators or competitors.
TELKOM may need to raise funds required for certain future expenditure requirements and the terms of any debt financing may subject TELKOM to restrictive covenants.
          TELKOM may need to raise significant additional funds in order to support its growth, undertake acquisitions, meet unexpected contingencies and develop new or enhanced services and products. It may also need to respond to competitive pressures, acquire complementary businesses or technologies or take advantage of opportunities. TELKOM cannot be certain that such additional funding, if needed, will be available on acceptable terms, if at all. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit TELKOM’s operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, TELKOM may be unable to develop or enhance its services. It may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on TELKOM’s business, results of operations and financial condition.
TELKOM’s ability to develop adequate financing arrangements is critical to support its capital expenditures.
          The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with, other telecommunications service providers, TELKOM must continue to expand and modernize its network, which involves substantial capital investment. TELKOM relies heavily on its internal funds, two-step loans obtained through the Government and third-party financing, including vendor financing to support the development of its fixed line network. If TELKOM does not have sufficient internal funds or is unable to obtain adequate vendor or other third-party financing for its planned capital expenditures or otherwise fund such expenditures through other financing arrangements, TELKOM may have to forego, delay or postpone certain of its planned capital expenditures. This may prevent TELKOM from being able to expand sufficiently and upgrade its network, which could adversely affect its revenues and growth.
Employee unions may negatively affect TELKOM’s business.
          Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted and may continue to result, in labor unrest and activism in Indonesia. On February 25, 2003, the Indonesian Parliament passed a new employment law, Law No. 13 of 2003 (the “Employment Law”), which took effect on March 25, 2003. The Employment Law provide more protection for the employee, such as requiring a ruling from the Industrial Relations Court for termination of an employee in certain situations, and covers the increment of severance amount, service and compensation payment payable to terminated employees as well as to allow employees to unionize without intervention from employers. The Employment Law and new implementation regulations that may be issued thereunder may substantially affect labor relations in Indonesia. In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR.” In May 2006, TELKOM employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. Both unions are recognized by TELKOM, though membership with either union is not compulsory. TELKOM believes that its relations with each of SEKAR and SP are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.
New technologies may adversely affect TELKOM’s ability to remain competitive.
          The telecommunications industry is characterized by rapid and significant changes in technology. TELKOM may face increasing competition from technologies being developed or that may be developed in the future. New technologies, services or standards could require significant changes to its business model, the development of new products or the provision of additional services. In addition, due to changes in customer preferences or inefficiencies in existing infrastructure, TELKOM may need to substantially upgrade to a next generation network to implement convergent and cost-effective technologies and upgrade its billing and credit control systems to accommodate growth in its business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. TELKOM cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, TELKOM cannot provide any assurances that the technologies it adopts will not soon thereafter become obsolete or subject to intense competition from new technologies in the future. If TELKOM is unable to keep pace with rapid technological changes, its business, financial condition and results of operations could be materially and adversely affected.
TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.
          There are a number of uncertainties in the current regulatory environment for the Indonesian telecommunications industry. In particular, the Telecommunications Law No. 36 of 1999 (“Telecommunications Law”) provide key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and changes to the industry’s competition structure. The Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. TELKOM considers that there is uncertainty in the Indonesian regulatory environment with regard to, among other things:

•	Interconnection: TELKOM, including its subsidiaries such as Telkomsel, is obligated to allow other operators to interconnect their networks with those of TELKOM subject to entering into interconnection agreements with those other operators. As of the date of this Annual Report, TELKOM’s ability to negotiate such interconnection agreements is limited by the provisions set forth in various ministerial decrees governing interconnection rates. On February 8, 2006, the MoCI issued Regulation No. 8/Per/M.KOMINFO/02/2006 (No.8/2006), which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula stipulated in Regulation No. 8/2006, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. Such calculated interconnection charges must be presented in a Reference Interconnection Offer (“RIO”) and reported to the ITRB. TELKOM submitted its RIO in April 2006. In August 2006, ITRB completed its review of RIOs submitted by large network operators, including TELKOM. ITRB issued its final RIO (DJPT No. 279/DIRJEN/2006) with respect to TELKOM on August 4, 2006. The new interconnection tariff scheme became effective on January 1, 2007. TELKOM can give no assurance regarding the impact of such adjustment on the interconnection revenues and costs on TELKOM and there can be no assurance that such impact would not have a material adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Licenses: TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that include services such as Internet service provider, data communication, network access provider and VoIP. The Government, with due regard to prevailing laws and regulations, may amend the terms of TELKOM’s licenses and business authority at its discretion. It may also impose certain mandatory obligations on the license holders. Any breach of the terms and conditions of its licenses or business authority or failure to comply with applicable regulations may result in such licenses or business authority being revoked. Any revocation or unfavorable amendment of the licenses or business authority, or any failure to renew them on comparable terms, could have a materially adverse effect on TELKOM’s business, financial condition, results of operations and prospects.

•	Tariffs: In 1995, the Government implemented regulations providing a formula to establish the tariff adjustment for domestic fixed line telecommunications services. However, such annual tariff review adjustment has not been applied on a consistent basis. In addition, amendments to the current price cap policy allow operators to calculate yearly tariff adjustments beginning January 1, 2002, based on a formula to be stipulated by the Government. On January 29, 2002, the Government issued a letter to TELKOM stipulating a 45.49% increase in domestic fixed line telephone tariffs to be implemented over three years. For the year 2002, a tariff increase, with a weighted average of 15% increase, was implemented. In January 2003, the Government postponed the second tariff increase due to numerous public protests. However, on March 30, 2004, the Government, as recommended by the ITRB, announced that it would allow operators to adjust their tariffs, with the resulting weighted average of tariffs increasing by 9%. On February 8, 2006, the Government issued Decree No. 09/Per/M.KOMINFO/02/2006 on the Procedure on Determination of Current Tariff and Adjusted Tariff of Fixed Network Basic Telephony, which established new formulas for calculating subsequent tariff increases. There can be no assurance that the Government will implement further tariff increases or that tariffs will keep pace with costs over time. Any failure of the Government to implement regular tariff increases could have a material adverse effect on our business, financial condition and results of operations.

•	Migration of Frequencies for 3G Service Providers: On August 31, 2005, the MoCI issued a press release which announced that in order to conform with the international standards of the industry and as recommended by the International Telecommunications Union — Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. The MoCI also announced that the CDMA-based technology network which TELKOM uses for its fixed wireless services can only operate in the 800 MHz frequency spectrum. At present, TELKOM utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, TELKOM utilizes the 800 MHz frequency spectrum. As a result of the Government’s decision, TELKOM’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network can no longer be used commencing at the end of 2007. We expect that the BSS equipment will be completely replaced with the BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that TELKOM’s fixed wireless network can only operate in the 800 MHz frequency spectrum and that the 1900 MHz is allocated for the 3G network. There can be no assurance that TELKOM will not recognize further loss as a result of such Government decisions.

•	Termination of Wireless Local Loop (“WLL”) License: In the first quarter of 2005, the Government, in its efforts to rearrange the frequency spectra utilized by the telecommunications industry, issued a series of regulations which resulted in TELKOM not being able to utilize certain frequency spectra it currently uses to support its fixed wireline cable network commencing at the end of 2006. As a result of these regulations, certain of TELKOM’s cable network facilities within the fixed wireline segment, which comprise primarily of WLL and approach link equipment (a transmission equipment to link BTSs to a local exchange) operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. There can be no assurance that TELKOM will not recognize further loss as a result of such Government decisions.

•	Indonesian Telecommunications Regulatory Body (“ITRB”): The Telecommunications Law allows the Government to delegate its authority to regulate, supervise and control the telecommunications sector in Indonesia to an independent regulatory body, while maintaining the authority to formulate policies over the industry. Such delegation of authority to the ITRB was implemented under the MoC Decree No. 31/2003, dated July 11, 2003. The ITRB comprises officials from the Directorate General of Post and Telecommunication and the Committee of Telecommunications Regulations. There can be no assurance that the ITRB will not take actions that may be detrimental to TELKOM’s business, financial condition, results of operations or prospects.

•	Competition in the Fixed Line Domestic Telecommunications Market: Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2005, Indosat offered this service in Jakarta, Bogor, Depok, Tangerang, Bekasi, Banten, Surabaya, Yogyakarta, Malang, Sidoarjo, Gresik, Batu, Madura (Bangkalan, Sampang, Sumenep), Pasuruan, and Medan. Based on the interconnection agreement between TELKOM and Indosat dated September 23, 2005, TELKOM and Indosat have agreed to open interconnection (i) of TELKOM’s local fixed line network with Indosat’s long-distance fixed line network; (ii) of Indosat’s local fixed line network with TELKOM’s long-distance fixed line network; (iii) between TELKOM’s and Indosat’s long-distance fixed line networks; (iv) of TELKOM’s domestic fixed line network with Indosat’s international fixed line network; and (v) Indosat’s local fixed line network with TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. On December 1, 2005, TELKOM and Indosat entered into an interconnection agreement for the interconnection of TELKOM’s fixed network with Indosat’s mobile cellular network and allowing Indosat’s mobile customers to access TELKOM’s IDD services. Therefore, Indosat is expected to expand its service coverage to other cities in Indonesia. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004. This greater competition in the fixed line market, including fixed wireless, could lead to a decline in TELKOM’s existing subscriber base as subscribers choose to receive services from other providers. TELKOM’s interconnection arrangements will be affected by the new cost-based interconnection scheme which was publicly announced in February 2006. An amendment to the interconnection agreement with Indosat reflecting the new cost-based interconnection scheme took effect on January 1, 2007.

•	DLD and IDD Services: On March 11, 2004, the MoC issued Decree No. 28/2004, Decree No. 29/2004 and Decree No. 30/2004 that further implement the Government’s policy of encouraging competition in the markets for DLD and IDD services. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required.

TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access code, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to the MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access code within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five-year period to implement the three digit DLD access code. On April 1, 2005, the MoCI, to which telecommunications regulatory responsibility was transferred, announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area code within five years. TELKOM has also been assigned “017” as its DLD access code. However, the interconnection agreement between Indosat and TELKOM in these five cities does not contain any provisions on technical and business arrangements regarding the use of “011” and “017” DLD access code. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default code for each operator’s customers to access the DLD service selected by the respective operator. Competition in the market for DLD services could lead to a decline in TELKOM’s DLD revenues as subscribers choose to receive DLD services from other providers, such as Indosat. With regard to IDD services, on May 13, 2004 TELKOM received its commercial license from the Government to provide IDD services and began offering such services to customers on June 7, 2004. Nevertheless, competition among IDD service providers may limit TELKOM’s ability to generate significant IDD revenues. On May 17, 2005, the MoCI issued decree No. 6/2005. According to Decree No. 6/2005, the three digit access code in the form of “01X” and “0” access code for access to DLD services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which TELKOM has technical capabilities to support such services. By April 1, 2010, the “01X” long-distance services must be commenced in all TELKOM’s local areas to accommodate customers who prefer to choose their long-distance carrier.

•	Compensation Risk: The Telecommunications Law provide that TELKOM and Indosat will be compensated for the early termination of their exclusive rights. TELKOM previously had exclusive rights to provide fixed local and domestic long-distance services in Indonesia. TELKOM’s exclusive right to provide fixed local telecommunications services was terminated by the Government in August 2002 and TELKOM’s exclusive right to provide domestic long-distance services was terminated on March 30, 2004. The Government has determined the scheme of compensation for the termination of TELKOM’s exclusive rights, which will consist of (i) expedited issuance of an IDD license to TELKOM, which was issued on May 13, 2004; (ii) approval of the reissuance and transfer of TELKOM’s DCS 1800 license to Telkomsel, which took place on July 12, 2002; and (iii) a net cash payment to TELKOM of Rp.478 billion (net). While the amount of the compensation payable to TELKOM has been determined, payment was contingent on appropriations to the State Budget for the MoCI, which requires approval by Parliament. On December 15, 2005, TELKOM signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the Directorate General of Post and Telecommunications of MoCI. Pursuant to this agreement, the Government agreed to pay Rp.478.0 billion to TELKOM over a five-year period. Under the plan, the Government paid Rp.90.0 billion in 2005 and paid Rp.90.0 billion in 2006 and then the remaining Rp.298.0 billion thereafter in installments or in lump-sum, which payment schedule will depend upon the Government’s budgetary considerations. In addition, TELKOM is required by the Government to use funds received thereunder for development of Indonesian telecommunications infrastructure. TELKOM can provide no assurance that the Government will honor its promise to pay the balance within the next five years.

•	Identity Registration: For prepaid subscribers, there is a new obligation regulated under the MoCI Decree No. 23/2005, issued on October 28, 2005. Pursuant to this decree, TELKOM and other operators are required to obtain identity information for all of its prepaid customers on or prior to April 28, 2006. As of December 31, 2006, TELKOM registered over 98% of its prepaid customers and removed the remaining inactive or low-activity unregistered customers from its customer database. The Company continuing obligations to update the registry may slow down revenue growth and have an adverse impact on TELKOM’s profit as TELKOM will have to incur additional expenditures on support systems and dealers’ compensation. It may also present difficulties for TELKOM in retaining existing customers and expose TELKOM customers’ identities to illegal use or government investigations. This identity registration requirement, however, will affect other competitors as well.

          There can be no assurance that the amendment or interpretation or implementation of current laws and regulations, or the introduction of additional laws or regulations, will not adversely affect TELKOM’s business, financial condition and prospects.
TELKOM’s increasingly important cellular operations face significant constraints and competitive pressures.
          TELKOM provide cellular telecommunications services primarily through its subsidiary, Telkomsel. Telkomsel has experienced rapid growth in its subscriber-base in recent years and its revenue has become an increasingly large component of TELKOM’s consolidated revenue. Telkomsel’s future growth depends upon its ability to manage capacity and spectrum constraints. Telkomsel experienced such constraints in the past and has therefore deployed significant resources to eliminate such constraints. Although Telkomsel is not currently experiencing such difficulties, there is no guarantee that Telkomsel would not face such constraints in the future, which may result in network congestion, reduced service quality and an inability to increase and retain its subscriber base.
          The Indonesian cellular telecommunications market is highly competitive. Currently, Telkomsel competes primarily with Indosat and PT Excelcomindo Pratama (“Excelcomindo”) in attracting and retaining subscribers for its mobile cellular telecommunications services. In particular, we face increasing and substantial competition from Excelcomindo, which outperformed Indosat in 2006 in terms of subscriber and network infrastructure growth. There are also several other new competitors. For example, PT Hutchison CP Telecommunications (“HCPT”) launched its cellular services in March 2007. We also expect PT Lippo Telecom (Natrindo Telepon Selular) to launch its cellular services in 2007. New CDMA cellular operators will also likely emerge and compete with us. Accordingly, we expect competition in the cellular market to intensify. Increased competition could adversely affect Telkomsel’s market share and results of operations. Competition between Telkomsel and all of these operators is based on various factors such as pricing, network quality and coverage, range of services offered and customer service. While TELKOM believes Telkomsel has been successful in maintaining its market share to date, there can be no assurance that Telkomsel will be successful in competing in the cellular market in the future.
TELKOM’s satellites have a limited life and substantial risk exists for TELKOM-1 and TELKOM-2 to be damaged or interrupted during operation and satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.
          TELKOM’s TELKOM-1 and TELKOM-2 satellites have limited operational lifespans. A number of factors affect the operational livespans of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. While TELKOM has provided insurance for its satellites, there can be no assurance that such insurance will offer adequate coverage. The loss of its satellites may have an effect on TELKOM’s financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently relies largely on satellite coverage for telecommunication services.
Certain TELKOM employees, including former TELKOM directors, are subject to on-going litigation, police investigations, and criminal charges.
          There are pending litigation, criminal charges and on-going investigations by the Indonesian Police Headquarters, the West Java Police Department and the Office of the Attorney General as to the conduct of former TELKOM directors, a former President Director of Napsindo and several TELKOM employees. There can be no assurance that the police will not find evidence of wrong-doing, that charges or additional charges will not be filed in relation to the foregoing or that such persons or other TELKOM employees will not be found guilty of any offence. Although TELKOM believes that the investigations are without merit, to the extent any TELKOM employees are in custody, or are found guilty of any offence, TELKOM is and would be deprived of their services.
Forward-looking statements reflect current expectations and may not be correct.
          This document contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements reflect TELKOM’s current expectations. Although TELKOM believes that the expectations reflected in the forward-looking statements are reasonable,

TELKOM can give no assurance that such expectations will prove to be correct. They are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. In light of the many risks and uncertainties surrounding Indonesia, investors in the ADSs or the Common Stock should bear in mind that TELKOM cannot guarantee that the forward-looking statements described herein will transpire. All subsequent written and oral forward-looking statements attributable to TELKOM or persons acting on our behalf are expressly qualified in their entirety by reference to these risks.

History and Development of the Company
     TELKOM, a majority state-owned company, is the principal provider of fixed line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provide a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. Pursuant to its Articles of Association, TELKOM was established for an unlimited period of time. The Company’s purposes and objectives are to operate telecommunications networks and provide telecommunications and information services.
     In 1884, the Dutch colonial government established a private company to provide postal services and domestic telegraph services and, subsequently, international telegraph services. Telephone services were first made available in Indonesia in 1882 and, until 1906, were provided by privately-owned companies pursuant to a 25-year government license. In 1906, the Dutch colonial government formed a government agency to assume control of all postal and telecommunications services in Indonesia. In 1961, most of these services were transferred to a newly-established state-owned company to provide postal and telecommunications services in Indonesia, apart from services in Sumatra, which were transferred in the 1970’s. The Government separated postal and telecommunications services in 1965 into two state-owned companies, PN Pos and Giro and PN Telekomunikasi. In 1974, PN Telekomunikasi was further divided into two state-owned companies, Perusahaan Umum Telekomunikasi (“Perumtel”) to provide domestic and international telecommunications services and PT Industri Telekomunikasi Indonesia Tbk (“PT INTI”), to provide telecommunications equipment manufacturing. In 1980, the international telecommunications business was transferred to Indosat.
     In 1991, Perumtel was transformed into a “Persero”, or state-owned limited liability corporation with commercial purposes and renamed Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, known as TELKOM. Prior to 1995, TELKOM’s business operations were segregated into twelve regional operating units, known as “Witels,” which were centrally controlled from TELKOM’s headquarters in Bandung, West Java. Each Witel had a management structure responsible for all aspects of TELKOM’s business in their respective regions, from the provision of telephone services to property management and security.
     During 1995, TELKOM restructured its operations by converting all twelve Witels into seven regional divisions (Division I Sumatra; Division II Jakarta and the surrounding areas; Division III West Java; Division IV Central Java; Division V East Java; Division VI Kalimantan; and Division VII Eastern part of Indonesia) and one Network Division. The Company also entered into KSO Agreements pursuant to which it transferred the right to operate five of its seven regional divisions (regional divisions I, III, IV, VI and VII) to private sector consortia, each of which involved one or more prominent international telecommunications operators. The KSO Agreements provided for the relevant KSO partner to manage and operate the regional division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for an agreed amount of compensation. The KSO Agreements also provided for TELKOM and the KSO partner to share revenues generated during the term of the agreement.
     On November 14, 1995, the Government sold TELKOM shares through an initial public offering. TELKOM shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange and its shares, in the form of ADSs, are listed on the New York Stock Exchange and the London Stock Exchange. Its shares were also publicly offered without listing on the Tokyo Stock Exchange. TELKOM is currently the largest company by market capitalization in Indonesia, with a market capitalization of approximately Rp.203,616 billion as of December 31, 2006 and of approximately Rp.190,511 billion as of January 31, 2007. The Government currently has an aggregate interest of approximately 51.2% of the issued and outstanding shares of TELKOM. The Government also holds the Dwiwarna share of TELKOM, which has special voting and veto rights over certain matters.
     Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized a plan to repurchase up to a maximum of 5% of TELKOM’s 20,159,999,279 total issued and outstanding Series B Shares for a total repurchase amount not exceeding Rp.5,250.0 billion. Pursuant to the share repurchase plan, as of May 24, 2007, TELKOM has cumulatively repurchased an aggregate of 201,540,500 Series B Shares on either the Jakarta Stock Exchange or the New York Stock Exchange, representing approximately 1% of the total issued and outstanding Series B Shares of 20,159,999,279 for a total repurchase amount of Rp.1,734.6 billion (US$192.7 million). These transactions are in compliance with the limitations set forth in the resolution.
     Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM, which led to certain disputes. As a result, TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in regions I, III and VI, and amended the terms of the KSO agreement with its KSO partners in regions IV and VII to obtain legal right to control financial and operating decisions of Regional Divisions IV and VII.
     In 1999, the Government passed Telecommunications Law No. 36 which became effective in September 2000. The Telecommunications Law provide key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the prior telecommunications law, TELKOM and PT Indonesian Satellite Corporation (“Indosat”) maintained joint ownership in most telecommunications companies in Indonesia. The Government reforms called for the progressive elimination of these joint shareholdings to promote competition. As a result, in 2001, TELKOM acquired Indosat’s 35% interest in Telkomsel, resulting in TELKOM owning 77.72% of the shares of Telkomsel and Indosat acquired TELKOM’s 22.5% interest in Satelindo and 37.7% interest in Lintasarta. In 2002, TELKOM sold 12.72% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), resulting in TELKOM’s ownership being reduced to 65% of the shares of Telkomsel.
     Pursuant to the Telecommunications Law, the Government as of August 1, 2001 terminated the exclusive rights of TELKOM to provide fixed line services in Indonesia and Indosat to provide international direct dial services. TELKOM’s exclusive right to provide domestic local service was terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. On May 13, 2004, TELKOM received its commercial license to provide IDD fixed line services and began offering such services on June 7, 2004. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. Indosat is currently able to provide nationwide DLD services through its CDMA-based fixed wireless network and its interconnection arrangements with TELKOM.
     The Company is based in the Republic of Indonesia. The Company is established in and based on the legislation of the Republic of Indonesia. The Company is officially domiciled on Jalan Japati No.1, Bandung, 40133, Indonesia, and the telephone number of the Company’s office is (62) (22) 452-1510.

Business Overview
General
     TELKOM is the main provider of fixed line telecommunications services in Indonesia and is the majority owner of Telkomsel, which is the largest Indonesian mobile cellular operator, as measured by subscribers and revenue. The Company also provide a wide range of other telecommunications services including interconnection, network, data and Internet services and other telecommunications services. TELKOM reports revenues in the following categories:
•	Fixed lines (which consists of fixed wireline and fixed wireless);

•	Cellular;

•	Joint Operation Schemes (KSO);

•	Interconnection;

•	Network;

•	Data and Internet;

•	Revenue-Sharing Arrangements; and

•	Other services (including revenues from telephone directory services and building management services).
     For segment reporting purposes, TELKOM has four segments: (i) fixed wireline, (ii) fixed wireless, (iii) cellular and (iv) other. See Note 47 to the consolidated financial statements. The fixed wireline segment provide local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including, among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provide local and domestic long-distance CDMA-based telephone services, as well as other telecommunication services using limited-mobility wireless handsets within a local area code. The cellular segment provide basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the TELKOM’s revenues are presented as “Other” comprising the telephone directories and building management businesses.
     For 2006, no single customer, other than interconnection customers, accounted for more than 0.2% of TELKOM’s total operating revenues and TELKOM’s top 100 customers, other than interconnection customers, together accounted for no more than 3.7% of its total operating revenues. For the purpose of calculating operating revenues, TELKOM treats each state-owned enterprise owned by the Government as a single customer.
     TELKOM’s business does not experience significant seasonality.
Fixed Line Services
     Fixed line services are comprised mainly of local and domestic long-distance services. TELKOM is the principal provider of fixed line services in Indonesia. In 2006, TELKOM provided fixed line services in Divisions I, II, III, IV, V, VI and VII. In 2006, revenues from fixed line services in these divisions contributed Rp.10,979.0 billion or 21.4% of total operating revenues. TELKOM began providing fixed line services in Divisions IV and VII in 2004 and 2006, respectively, when TELKOM acquired control of their operations on January 20, 2004 and October 19, 2006, respectively.
Fixed Wireline Services
     Fixed wireline subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local, domestic long-distance and international services. Usage charges are generally uniform nationwide and are based on call distance, call duration and the time of day at which calls are made. In addition, subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance.

     TELKOM began offering IDD services, under the brand name “Telkom International Call 007”, or “TIC 007,” on June 7, 2004. TELKOM reports its IDD revenues under international interconnection revenues as this service requires interconnection between TELKOM and network operators in other countries. See “— Interconnection Services” below. Through its VoIP service, which is known as “TelkomGlobal 01017” (formerly, “TelkomGlobal 017” prior to December 31, 2006), TELKOM already provides international call services based on VoIP technology. TELKOM records its revenues from the VoIP service under “Data and Internet Services” as this service uses IP and data-based infrastructure. See “— Data and Internet Services” below.
     In May 2006, TELKOM began offering corporate customers an integrated direct call center service under the brand name “TELKOM Call 500.” TELKOM Call 500 is a basic communication service solution for corporate customers providing an integrated contact center to support their marketing programs and customer service. TELKOM Call 500 is targeted at companies in various segements including banking and finance, manufacturing, trade and industry, government, and mining and construction.
Fixed Wireless Services
     In December 2002, TELKOM began offering a limited mobility (within a local area code) CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” for both fixed and portable handsets. TELKOM’s rollout of this service began in the three cities of Surabaya, Denpasar and Balikpapan and, as of December 31, 2006, was available in 236 cities. TELKOM’s rollout of this limited mobility fixed wireless service is occurring concurrently with its use of CDMA fixed wireless technology for the development of its fixed line network. CDMA-based fixed wireless technology enables rapid development of telephone networks and the reduction of capital expenditures per line by reducing and often eliminating the need for layout of cables. TELKOM intends to continue to rapidly develop its CDMA-based fixed wireless network and expand its TELKOMFlexi service to other cities and regions in Indonesia. As of December 31, 2006, TELKOM had 1,531 BTSs and 7.7 million line units deployed, of which 1,460 BTSs and 7.2 million line units were financed by TELKOM and 71 BTSs and 0.5 million line units were established under the RSA scheme. As of December 31, 2006, TELKOM had 4,175,853 TELKOMFlexi lines in service.
     TELKOMFlexi subscribers have the option of postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, domestic-long distance and international services, which charges are generally the same as those paid by fixed line subscribers. Prepaid subscribers are required to purchase starterpacks containing RUIM cards and vouchers or refills, and pay only usage charges, which are typically higher than those paid by postpaid subscribers. Prepaid subscribers may purchase starterpacks ranging from Rp.20,000 to Rp.35,000, which include vouchers ranging from Rp.15,000 to Rp.35,000. As of June 2006, TELKOMFlexi only offers Rp.30,000 starterpacks. However, existing Rp.20,000 and Rp.35,000 starterpacks were still available in the market as of 31 December 2006. Prepaid subscribers using Electronic Serial Number (ESN) based handsets are also required to purchase starterpacks containing RUIM cards. Refills are made through purchasing vouchers, or through voucherless electronic and ATM channels, in amounts ranging from Rp.10,000 to Rp.500,000, depending on the refill method used. Vouchers and refills purchased remain active for limited periods from the date of purchase, ranging from 15 days for a Rp.10,000 voucher or refill to 210 days for a Rp.500,000 voucher or refill. TELKOM generally provides a 30-day grace period after the expiry of the active period in which only incoming calls are allowed.
     TELKOMFlexi subscribers are also provided with a number of value-added features, such as SMS, WAP, a web portal, ring tones, voicemail and information services, such as billing, directory assistance and other content services. The revenues from these services are reported in the Data and Internet category. See “— Data and Internet Services” below. Customers generally have all features offered by cellular services except roaming to other local area codes and internationally. In June 2004, TELKOM launched a “FlexiCombo” service which allows each subscriber to have up to three telephone numbers, with each number assigned for use in one of three different cities (area codes), but without local area code or international roaming. In August 2006, TELKOM launched a new FlexiCombo service to allow TELKOMFlexi subscribers to use TELKOMFlexi throughout Indonesia with a primary number and up to two temporary numbers on the same RUIM card. Charges for this new service will be billed to the primary number. Through the call forwarding feature of this service for a flat fee, subscribers can receive calls to their primary numbers eventhough they are using a temporary number for a flat fee without time or zone limitation.
Cellular Services
     TELKOM provides its mobile cellular services through its 65%-owned subsidiary Telkomsel. Cellular revenues grew by 41.5% from Rp.14,571.0 billion, for the year ended December 31, 2005 to Rp.20,622.7 billion or 40.2% of

TELKOM’s total operating revenue for the year ended December 31, 2006. Over the same period, the total number of Telkomsel’s mobile cellular subscribers (pre-paid and post-paid) increased by 46.5% from approximately 24.3 million at the end of 2005 to approximately 35.6 million as of December 31, 2006. Of the total subscribers as of December 31, 2006, approximately 33.9 million were pre-paid and approximately 1.7 million were post-paid. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 56% share of the cellular market (full mobility) in Indonesia as of December 31, 2006, compared to an estimated 52% market share as of December 31, 2005.
     Telkomsel provided GSM cellular services in Indonesia through its own network and internationally through the 463 networks operated by 268 international roaming partners in 155 countries as of the end of 2006. As of December 31, 2006, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali and Sumatra.
     Telkomsel provides its subscribers with the option of a prepaid service under the brand name “SimPATI,” or a postpaid service under the brand name “KartuHALO.” In May 2004, Telkomsel launched a new prepaid brand “Kartu As,” which was intended to target the lower segment of the market as well as customers who travel frequently within Indonesia, by offering free domestic roaming and lower tariffs on local and domestic long-distance calls, with no difference between tariffs for calls during peak and off-peak hours. On February 1, 2005, Telkomsel introduced new flat tariff for SimPATI — Rp.150 per 30 seconds for any call within Telkomsel’s network throughout Indonesia during off-peak time. Further, on March 15, 2005, in order to accelerate SimPATI growth and to decrease the SimPATI churn rate, Telkomsel launched a new starter pack edition called “SimPATI 10HOKI” which offers ten new benefits, including 10 free SMSs, a free 10 minute call and 10 free contents download. Telkomsel also offers tailor-made postpaid services for corporate customers and a postpaid family service under the brand name “HALOkeluarga.” In August 2005, Telkomsel launched new “HALObebas” packages for its post-paid customers which allow customers who subscribe to any kartuHALO package to enjoy free roaming facilities as part of their basic service. Generally, postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for roaming, SMS, local, domestic-long distance and international services. All postpaid subscribers enjoy free national roaming and also choose among the following options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; or (c) waiver of the monthly subscription charge subject to minimum monthly usage.
     In early 2006, Telkomsel launched a new off-peak/on-net discount tariff for SimPATI customers. Previously off-peak time started from 23:00 to 06:59. For a call from 22:00 to 22:59, a special tariff of Rp.300 per 30 seconds is assessed.
     In January 2006, Telkomsel launched a new SimPATI starter pack edition called “SimPATI Jitu.” The package costs Rp.15,000 and includes a regular credit of Rp.10,000 plus Rp.10,000 credit upon first recharge and 20 free SMSs. In April 2006, Telkomsel introduced Indonesia’s first flat-tariff per-second prepaid plan as part of its Kartu As product. A call to any Telkomsel, PSTN and other cellular subscriber is charged Rp.20 per second, Rp.30 per second and Rp.40 per second, respectively. Under this plan, SMSs among Kartu As users cost Rp.99 per SMS, while SMSs to KartuHALO, SimPATI and TELKOMFlexi users cost Rp.149 per SMS, and to other cellular users, Rp.299 per SMS. In June 2006, a new KartuHALO package was launched called “HALObebas Bicara.” This package includes nationwide flat-rate tariffs and offers one of the country’s longest off-peak periods.
     Prepaid customers purchase a starter package, the price of which starts at Rp.10,000 for Kartu As and SimPATI customers, depending on the value of the pre-paid voucher included in the package. For Kartu As customers, the Rp.10,000 starter package contains a SIM card and a voucher worth Rp.10,000. The Rp.15,000 “SLANK” starter package contains a SIM card and a voucher worth Rp.15,000. For SimPATI customers, the Rp.10,000 “SimPATI Ekstra” starter package, which was launched in February 2007, contains a SimPATI SIM card and a voucher worth Rp.5,000 plus a credit of Rp.5,000 for intra-Telkomsel calls and a Rp.10,000 credit bonus after the first refill.
     SimPATI subscribers can buy pre-paid vouchers ranging in value from Rp.10,000 to Rp.1,000,000 to increase the value of their SIM cards, while Kartu As subscribers can buy prepaid vouchers ranging from Rp.5,000 to Rp.100,000. The customer’s prepaid account can be topped up electronically or by supplemental refill vouchers. When refill vouchers are purchased, subscribers call an automated telephone number and enter a 14-digit code printed on their voucher in order to activate or supplement their account with the new prepaid amount. Kartu As and SimPATI starter packages and refill vouchers may be purchased at any of Telkomsel’s service centers and distribution outlets. Electronic refills may also be purchased at selected automatic teller machines, via telephone banking and over the internet. In June 2004, Telkomsel introduced a new electronic refill service called “M-KIOS” which allows prepaid customers to refill with a mobile handset as the transaction terminal through secure means. In September 2004, Telkomsel introduced an automatic refill service that permits payments through VISA credit cards, pursuant to which a prepaid customer can elect to have a prepaid account refilled automatically in one of the following ways: (i) whenever the prepaid account balance falls below Rp.10,000; (ii) a fixed amount monthly; or (iii) on demand, through SMS. The prepaid customer credits generally have a predetermined expiry date.
     Provided that they meet certain credit-related eligibility requirements, SimPATI customers may sign up for Telkomsel’s post-paid KartuHALO services at any time without having to change their telephone numbers. While Kartu As and SimPATI customers do not pay an activation fee or monthly subscription charges, they pay higher usage charges than postpaid subscribers.
     On May 26, 2005, Telkomsel launched its trial run of 3G services in Jakarta. Telkomsel became the first Indonesian telecommunication company to implement a trial run of such services. In February 2006, Telkomsel, Indosat, Excelcomindo, HCPT and PT Lippo Telekom were awarded separate licenses to operate the 3G network. The licenses will expire in ten years. In August 2006, Telkomsel initiated a comprehensive customer education pre-registration campaign to introduce its 3G services. In September 2006, Telkomsel launched its 3G services in Jakarta for both postpaid and prepaid customers. As of December 31, 2006, Telkomsel’s 3G services were available in Jakarta, Bandung, Surabaya, Medan, Semarang, Yogyakarta, Batam, Bali, Makasar and surrounding cities. The 3G services provide Telkomsel’s subscribers (over 500,000 3G network subscribers as of December 31, 2006) with various features including video calls, mobile television, mobile download and high-speed data access. Telkomsel continues to expand and optimize its 3G network and is conducting various marketing and education of campaigns for its 3G services.
     Telkomsel also offers cellular users value added services such as SMS, international roaming, GPRS, MMS, multi-party calling, call forwarding, call waiting, caller number display and non-display, ring back tone (which allows callers to the subscriber of the ring back tone service to hear a pre-selected ringing tone), mobile banking, SMS to e-mail services, missed call alert features (“MCA”), “Notify Me” notifications services (which informs the calling parties when the called party becomes active) and other personal mobile data services, the revenues from which are reported in the Data and Internet category. See “— Data and Internet Services” below.
     The following table sets forth selected historical information on Telkomsel’s subscriber base for the periods indicated:

	As of or for the Year Ended December 31,
	2004	2005	2006(1)
Cellular subscribers
KartuHALO (Postpaid)	1,327,549	1,470,755	1,661,925
SimPATI (Prepaid)	11,557,758	16,004,631	21,377,995
Kartu As (Prepaid)	3,405,201	6,793,967	12,557,251
Deactivations(2)
KartuHALO (Postpaid)	317,020	372,921	376,748
SimPATI (Prepaid)	8,470,819	15,836,633	27,256,632
Kartu As (Prepaid)	824,489	12,105,848	17,724,133
Average monthly churn rate(3)
KartuHALO (Postpaid)	2.3%	2.2%	2.0%
SimPATI (Prepaid)	6.8%	9.7%	11.9%
Kartu As (Prepaid)	5.0%	17.4%	16.8%
ARPU(4)
KartuHALO (Postpaid) (Rp. ‘000)	304	291	274
SimPATI (Prepaid) (Rp. ‘000)	84	84	83
Kartu As (Prepaid) (Rp. ‘000)	48	45	54

(1)	For 2006, prepaid subscribers may purchase SIM cards with values ranging from Rp.10,000 to Rp.50,000 and refill vouchers with values ranging from Rp.5,000 to as much as Rp.100,000.

(2)	Includes voluntary and involuntary deactivations.

(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.

(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and dividing by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.

     The following table shows the respective active periods for Telkomsel’s SimPATI and Kartu As refill vouchers, respectively:

Period during which subscribers
SimPATI Value of Voucher	will have access to services
Rp.10,000	37 days
Rp.20,000	45 days
Rp.50,000	60 days
Rp.100,000	90 days
Rp.150,000	150 days
Rp.200,000	180 days
Rp.300,000	210 days
Rp.500,000	240 days
Rp.1,000,000	270 days

Period during which subscribers
Kartu As Value of Voucher	will have access to services
Rp.5,000	30 days
Rp.10,000	30 days
Rp.25,000	30 days
Rp.50,000	30 days
Rp.100,000	30 days
     In June 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2006, EDGE was available in Jakarta, Surabaya, Batam, Semarang and Bali. TELKOM has ceased further development of EDGE.
Joint Operation Scheme
     TELKOM and its remaining KSO partner, PT Bukaka SingTel International, provided fixed line and other services in Regional Division VII until September 2006. In 2006, TELKOM’s revenues from KSO Regional Division VII (including amortization of unearned initial investor payments) contributed Rp.489.4 billion or 0.9% of total operating revenues.
     TELKOM entered into agreements to establish the KSOs in 1995 and pursuant to such agreements transferred the right to operate Regional Divisions I, III, IV, VI and VII to private sector consortia, each of which involved one or more prominent international telecommunications operators. TELKOM then retained the right to operate divisions II and V, its two largest divisions. The KSO Agreements provided for the relevant KSO partner to manage and operate the Regional Division for a fixed term, undertake the construction of a specified number of fixed lines and, at the end of the fixed term, transfer the existing and new telecommunications facilities in the region to TELKOM for a pre-determined agreed amount of compensation. The KSO Agreements also provided for TELKOM to receive the following: (a) one-time initial payment from the KSO partners; (b) guaranteed minimum monthly payments or Minimum TELKOM Revenues (“MTR”); and (c) additional monthly revenue-sharing payments or Distributable TELKOM Revenues (“DTR”) from the revenues of the KSO Unit after payments of MTR and certain operating expenses. The KSO partners were granted licenses to provide fixed line services in the respective regions.
     Following the Indonesian economic crisis that began in mid-1997, certain KSO partners experienced difficulties in fulfilling their obligations to TELKOM. In order to assist the KSO partners in meeting their obligations and to maintain the continuity of the KSO Agreements, all of the KSO partners entered into a Memorandum of Understanding with TELKOM on June 5, 1998 which reduced the minimum line construction obligations of the KSO partners, decreased TELKOM’s share of KSO revenues for 1998 and 1999 and cancelled TELKOM’s option to purchase the assets of the KSO before the end of the KSO period. Beginning January 1, 2000, the parties reverted to the terms of the original KSO agreements with respect to MTR and DTR payments. Due to the severity of the crisis, these measures did not solve the significant difficulties faced by the KSO partners and TELKOM has in recent years acquired or entered into agreements to acquire control of its KSO partners in Regional Divisions I, III and VI, and amended the terms of the KSO Agreement with respect to Regional Division IV and VII to acquire control of the KSO IV and VII operations.
     TELKOM consolidated the revenues from Regional Division I (Sumatra), Regional Division III (West Java and Banten) and Regional Division VI (Kalimantan) following their acquisitions in 2001, 2002 and 2003, respectively. TELKOM’s portion of KSO revenues for the last three years (2004 — 2006) are indicated in the following table:

	2004		2005		2006
KSO Division	MTR	DTR	MTR	DTR	MTR	DTR
	(Rp. in billion)		(Rp. in billion)		(Rp. in billion)
Division III (West Java and Banten) (1)	—	—	—	—	—	—
Division IV (Central Java) (2)	35.2	15.7	—	—	—	—
Division VII (Eastern Indonesia) (3)	260.8	333.8	268.6	318.6	207.5	274.6

Total	296.0	349.5	268.6	318.6	207.5	274.6

(1)	TELKOM consolidated Rp.1,016.8 billion, Rp.1,498.9 billion and Rp.1,025.9 billion of operating revenues from Regional Division III (West Java and Banten) in 2004, 2005 and 2006, respectively.

(2)	On January 20, 2004, TELKOM and PT MGTI (Mitra Global Telekomunikasi Indonesia) entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV (Central Java). As a result of the amended and restated KSO agreement, TELKOM acquired Regional Division IV. TELKOM consolidated Rp.1,398.0 billion, Rp.1,653.2 billion and Rp.1,662.4 billion of operating revenues from Regional Division IV (Central Java) from February 1, 2004 through December 31, 2004 and in 2005 and 2006, respectively. For 2004, MTR and DTR for Regional Division IV represented MTR and DTR generated by Regional Division IV in January 2004.

(3)	On October 19, 2006, TELKOM and BSI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division VII (Eastern Indonesia). As a result of the amended and restated KSO agreement, TELKOM acquired Regional Division VII. TELKOM consolidated Rp.796.5 billion of operating revenues from Regional Division VII (Eastern Indonesia) from October 1, 2006 through December 31, 2006. For 2006, MTR and DTR for Regional Division VII represent MTR and DTR generated by Regional Division VII in January 1, 2006 through September 30, 2006.
     The following describes the developments in recent years in which TELKOM acquired or entered into agreements to acquire control of its KSO partners in Regional Divisions I, III and VI, and amended the terms of the KSO Agreement with respect to Regional Divisions IV and VII to acquire control of the operations of KSO IV and KSO VII.
     On April 19, 2002, TELKOM entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid up share capital of its KSO partner in Regional Division I, Pramindo. Under the terms of the agreement, TELKOM agreed to acquire the shares of Pramindo in three tranches: in August 2002 (30%), September 2003 (15%) and December 2004 (55%). TELKOM has provided US$384.4 million in its accounts as the aggregate consideration for this transaction. Of the US$384.4 million, TELKOM made an initial payment of US$9.3 million (Rp.82 billion) in August 2002 and issued promissory notes (series I and II) dated August 2002 for the remaining amount. The agreement granted the selling shareholders a number of protective rights and was conditional upon TELKOM meeting its payment obligations under the promissory notes. The series I promissory notes had a face value of approximately US$372.2 million, while the aggregate amount of the series II promissory notes was estimated to be approximately US$2.9 million. The promissory notes were payable in ten unequal quarterly installments through December 2004 which were funded by monthly amounts transferred by TELKOM to an escrow account. Under the agreement, TELKOM also provided a loan of US$86 million (Rp.765 billion) to Pramindo which was used to repay loans from the IFC, one of the selling shareholders. TELKOM also made an additional payment of Rp.250 billion in respect of a working capital reimbursement to the selling shareholders. TELKOM obtained control of Pramindo as of the closing in August 2002. On January 28, 2004, TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million and on March 15, 2004 TELKOM used the loan proceeds to repurchase the outstanding promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004. This allowed TELKOM to accelerate the purchase of the remaining 55% of Pramindo that it did not yet own. As of the date of this Annual Report, TELKOM beneficially owns 100% of Pramindo.
     On July 31, 2003, TELKOM acquired 100% of the shares of its KSO partner for Regional Division III, AriaWest for an aggregate consideration of US$38.67 million in cash (US$20 million of which was paid when the purchase agreement was signed on May 8, 2002 and the remaining US$18.67 million was paid on July 31, 2003) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 semi-annual installments. At the same time, in consideration of the release of AriaWest’s outstanding obligations to its lenders, TELKOM also repaid approximately US$99 million of AriaWest’s debt (including interest of US$25.0 million) on behalf of AriaWest and entered into a new loan agreement for approximately US$197 million with AriaWest’s lenders. TELKOM and AriaWest also entered into a settlement agreement settling claims and disputes involving alleged material breaches of the KSO Agreement by each party. Pursuant to the settlement agreement, TELKOM and AriaWest irrevocably settled, discharged and released claims and counterclaims in their ICC arbitration proceeding and TELKOM agreed to pay a settlement amount of US$20 million. As a result of the acquisition of AriaWest and the settlement of the ICC arbitration in 2002, for the year ended December 31, 2002 TELKOM reversed the provision of Rp.511.9 billion which was previously made with respect to certain receivables from KSO Unit III and accrued the settlement amount of Rp.179.0 billion in its consolidated financial statements for the year ended December 31, 2002. The ICC arbitration proceeding was settled as of July 31, 2003. On December 30, 2004, TELKOM fully repaid the balance of the AriaWest loan that it assumed, amounting to US$151.9 million (including principal due in December 2004 of US$24.6 million and interest of US$4.3 million).
     On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV. Under the amended and restated KSO agreement, the rights to operate fixed-line telecommunication services in KSO IV region are transferred to TELKOM and KSO IV is operated under the management, supervision, control and responsibility of TELKOM. In addition, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division IV. MGTI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to MGTI and operating expenses. If the KSO IV unit is unable to or does not for any reason pay MGTI the fixed monthly payments due to it, TELKOM is obligated to make up any deficiency. At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to TELKOM at no cost. As a result of the amended and restated KSO agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division IV for a purchase price of US$390.7 million, or Rp.3,285 billion, which represents the present value of the fixed monthly payments (totaling US$517.1 million) to be paid by TELKOM to MGTI from 2004 through 2010 plus direct cost of the business combination. TELKOM has accounted for this transaction as a business combination using the purchase method of accounting in 2004.
     On May 17, 2001, TELKOM acquired 90.32% of the issued and outstanding shares of its KSO partner for Regional Division VI, Dayamitra, and purchased a call option and granted a put option with respect to the 9.68% remaining shares of Dayamitra, for an aggregate consideration of approximately US$130.8 million (including a US$8.9 million post-closing working capital adjustment to the purchase price, and excluding consultants’ fees of approximately US$3.3 million, which was capitalized as part of the acquisition cost) which was to be paid in installments. TELKOM paid an initial amount of US$18.3 million on May 17, 2001, the US$8.9 million post-closing working capital adjustment to the purchase price on August 10, 2001 and the balance of US$103.6 million in eight quarterly installments of approximately US$12.9 million between August 17, 2001 and May 17, 2003. On December 14, 2004, TELKOM exercised its call option to acquire the remaining 9.68% of the shares of Dayamitra with a strike price of US$16.2 million. The purchase price for 9.68% shares of Dayamitra was US$22.1 million (Rp.203.0 billion), which represents the present value of the option strike price of US$16.2 million to be paid to an escrow account from December 26, 2004 through March 26, 2006, plus the option purchase price of US$6.3 million and payment for Dayamitra’s adjusted working capital of US$1.0 million.
     On June 11, 2002, TELKOM and its KSO partner for Regional Division VII, PT Bukaka SingTel International (“BSI”), entered into a Memorandum of Understanding pursuant to which they agreed to cooperate in providing infrastructure for fixed wireless access using CDMA 2000 1x in KSO VII region. On January 14, 2003, TELKOM and BSI entered into a Co-Operation Agreement on Fixed Wireless CDMA Facilities Construction in KSO Regional Division VII (the “Co-Operation Agreement”) that implemented the terms of the Memorandum of Understanding. Under the terms of the Co-Operation Agreement, TELKOM, through its Fixed Wireless Division, will invest US$30.2 million and Rp.28.4 billion for the construction of fixed wireless CDMA facilities for 146,700 line units in Denpasar, Makasar, Manado, Kupang and Mataram, which facilities will be managed, operated and maintained by BSI. The new facilities were completed in March 2006, with TELKOM and BSI sharing the revenues generated by these new facilities.
     On October 19, 2006, TELKOM announced that it had entered into an agreement with BSI, TELKOM’s KSO partner for Regional Division VII Eastern Indonesia, to amend and restate the KSO VII Agreement. Under the amended and restated KSO VII Agreement, the rights to operate telecommunication services in KSO VII region were transferred to TELKOM with KSO VII being operated under the sole management, supervision, control and responsibility of TELKOM. For the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division VII. BSI will receive fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to BSI and operating expenses. At the end of the KSO period on December 31, 2010, all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories of KSO VII shall be transferred to TELKOM without requiring any further action by any party, upon payment by TELKOM to BSI of Rp.1,000. As a result of the amended and restated KSO VII Agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division VII, and TELKOM must pay to BSI a fixed monthly payment of Rp.55.64 billion from October 2006 to June 2007, and Rp.44.25 billion from July 2007 to December 2010.
     TELKOM consolidated Dayamitra in 2001, Pramindo in 2002 and AriaWest in 2003, upon acquisition of a majority ownership interest or control in those KSO partners. In addition, under the amended and restated KSO Agreement with respect to Regional Division IV entered into on January 20, 2004, TELKOM consolidated the operating results of KSO IV from February 1, 2004, being the nearest convenient balance date. On October 19, 2006 TELKOM has amended the KSO VII agreement and as of that date the Company has obtained the operational control over KSO VII. As of December 31, 2006, the TELKOM has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses. Accordingly, the revenue sharing percentage in all KSOs is no longer relevant.
Interconnection Services
     TELKOM receives revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with TELKOM’s network. In 2006, revenues from interconnection services contributed Rp.8,681.5 billion or 16.9% of total operating revenues.
     TELKOM enters into interconnection agreements with one- to three-year terms with other telecommunications network operators, including Indosat and Satelindo, Indonesia’s IDD service providers and cellular operators, establishing the fees payable by the respective operators and the procedures for routing calls through the networks of the respective operators. Most of the short-term (one-year) interconnection agreements are entered into with telecommunications network operators. Beginning in 2004, following the merger of Indosat, Indosat Multi Media Mobile (“IM3”) and Satelindo in 2003, Indosat assumed the obligations of Satelindo and IM3 under their respective interconnection agreements with TELKOM.
     In 2005, as a result of new regulations regarding DLD and IDD services, TELKOM entered into an agreement with Indosat governing DLD interconnection fees. TELKOM also entered into a series of agreements governing IDD interconnection fees with all network operators, including Indosat. In December 2006, as a result of the implementation of the cost-based interconnection scheme, which was promulgated on February 8, 2006, TELKOM amended all of its interconnection agreements with other domestic network operators to cover the cost-based interconnection scheme. These amendments became effective on January 1, 2007. TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
     TELKOM’s interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	2,830.9	3,463.7	4,235.1	4,863.6	5,162.2
Outgoing paid minutes	3,854.5	4,872.1	6,448.0	7,514.9	7,704.2
Fixed Line Interconnection(2)
Incoming paid minutes	128.4	130.1	136.7	612.3	864.9
Outgoing paid minutes	39.6	30.9	51.1	493.5	965.2
Satellite Phone Interconnection
Incoming paid minutes	12.6	16.1	14.7	10.7	9.3
Outgoing paid minutes	5.6	7.5	8.2	6.5	4.5
International Interconnection(3)
Incoming paid minutes	303.3	444.1	427.6	596.4	861.9
Outgoing paid minutes	200.3	149.7	158.1	185.5	177.6
Total
Total Incoming paid minutes	3,275.2	4,054.0	4,814.1	6,083.0	6,898.3
Outgoing paid minutes	4,100.0	5,060.2	6,665.4	8,200.4	8,851.5

(1)	Include interconnection with Telkomsel.

(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, and starting 2004, Indosat.

(3)	International interconnection minutes are derived from interconnection with Indosat’s international network and, starting 2004, incoming and outgoing calls using TIC 007 as well.
     TELKOM’s paid minutes from Telkomsel for 2002 — 2006 are set forth in the following table.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(millions of minutes)
Incoming paid minutes	1,672.6	2,011.8	2,354.1	2,709.1	2,914
Outgoing paid minutes	2,001.6	2,610.3	3,422.1	4,251.5	4,546
     On June 7, 2004, TELKOM began offering IDD fixed line services under the brand name “TIC 007.” Revenues from IDD services are reported as international interconnection revenues. In order to facilitate interconnection of international calls, TELKOM entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM did not have agreements with telecommunication operators in each of its IDD destinations, TELKOM entered into agreements with certain major carriers such as Singapore Telecommunications Limited (“SingTel”), Telekom Malaysia Berhad (“Telekom Malaysia”), MCI Inc. (“MCI”) and others for such operators to act as hubs to route international calls to their destinations.
Network Services
     TELKOM provides satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. In 2006, revenues from network services contributed Rp.718.7 billion or 1.4% of total operating revenues. TELKOM’s customers for network services include businesses and other telecommunications operators. Customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.
Data and Internet Services
     TELKOM provides SMS for fixed line, fixed wireless and cellular phones, dial-up and broadband Internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services. In 2006, revenues from data and Internet services contributed Rp.9,065.2 billion or 17.7% of total operating revenues.
     In October 2004, TELKOM introduced a premium prepaid dial-up Internet access service. In 2006, an average of approximately 680,000 telephone subscribers accessed its TELKOMNet Instan, representing an increase of 36% over the prior year. Subscribers utilized a total of 3.7 billion minutes of TELKOMNet Instan, representing an increase of 32% over the prior year. As of December 31, 2006, TELKOM also had approximately 93,200 broadband Internet access subscribers, representing an increase of 204% over the prior year. As of December 31, 2006, TELKOMNet Instan was available in major cities in Indonesia.
     In September 2002, TELKOM began offering a premium VoIP international calling service under the name “TELKOMGlobal-017” (which changed to “TELKOMGlobal-01017” as of December 31, 2006), and a standard VoIP international calling service under the name “TELKOMSave” and TELKOM is currently providing both services in several cities in Indonesia, including Jakarta, Surabaya, Bandung, Medan and Denpasar. As of December 31, 2006, TELKOM’s VoIP services allowed subscribers access to 633 destination points in 236 countries through agreements which TELKOM has entered into with eight global carriers (including two global carriers for outgoing only, three global carriers for incoming only and three global carriers for incoming and outgoing) and wholesalers that allow TELKOM to access their international networks. VoIP is a low-cost phone service for international calls that is accessed by dialing a special international long-distance prefix. On March 11, 2004, the MoC issued decree No. 28/2004 and decree No. 31/2004, which stated that VoIP access code must be changed from three digits to five digits (“010XY”), and on April 1, 2005, the MoCI announced that the five digit VoIP access codes must be implemented by all operators by December 31, 2005. On May 17, 2005, MoCI Regulation No. 7/2005 was ratified, which changes the VoIP access codes to (i) “010XY” for single stage method; and (ii) “170XY” for double stage method, respectively, effective January 1, 2006. The single stage method refers to direct dialing services without subscription validation. The double stage method refers to direct dialing services whereby subscription validation is required before dialing the destination number. In 2006, the access codes for TELKOM’s VoIP service are “017” (which changed to “01017” as of December 31, 2006) for single stage and “17017” (prepaid) and “17071” (postpaid) for double stage.
     TELKOM plans to increase the number of access points in Indonesia and abroad from which its customers are able to access its VoIP services. In 2006, there was a total of 275.9 million outgoing (using TELKOMSave or TELKOMGlobal 017) and incoming (from TELKOM’s global partners) VoIP minutes called, representing a decrease in VoIP minutes called of 24.7 million, or 8.2%, over the prior year. Incoming VoIP minutes called increased by 7.7% from 215.6 million minutes in 2005 to 232.3 million minutes in 2006. However, outgoing VoIP minutes called decreased by 48.6% from 85.0 million minutes in 2005 to 43.7 million minutes in 2006. VoIP revenues (consisting of incoming and outgoing) decreased by Rp.14.7 billion, or 5.0%, in 2006, principally due to a 48.6% decrease in traffic of outgoing international VoIP calls, primarily resulting from increased price competition from our competitors and TELKOM’s focused marketing efforts to promote TELKOM’s IDD service (TIC-007), an alternative to VoIP.
     Certain information about TELKOM VoIP services is set forth in the following table:

Item	TELKOMGlobal 017 / 01017	TELKOMSave
Tariff	Discount up to 40% of normal IDD rate	Discount up to 60% of normal IDD rate
Dial	One stage	Two stage
Quality/Technology	Premium VoIP	Standard VoIP
Revenue-Sharing Arrangements (PBHs)
     TELKOM has entered into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. In 2006, revenues from revenue-sharing arrangements amounted to Rp.415.5 billion (US$46.2 million), or 0.8% of TELKOM’s total operating revenues.
     As of December 31, 2006, TELKOM had 90 revenue-sharing arrangements with 67 partners. The revenue-sharing arrangements were located mostly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makasar, Parepare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.
     Under the revenue-sharing arrangements, the investors finance the costs incurred in constructing telecommunications facilities. Upon completion of the construction, TELKOM manages and operates the facilities and generally bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to TELKOM.

     Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratios.
     Under revenue-sharing arrangements entered into before October 2002, TELKOM guaranteed a specific internal rate of return to the investors. However, since October 2002, TELKOM no longer guarantees an internal rate of return for new revenue sharing arrangements it enters into. In February 2004, TELKOM began implementing its PPLT program in the Regional Divisions that it controls. Pursuant to the PPLT program, division heads are allowed to enter into agreements for the development of telecommunications facilities with partners within each regional division. In deciding what agreements to enter into, division heads are required to consider certain business factors and act within specified parameters. Priority is also given to the development of CDMA facilities.
     As of December 31, 2006, TELKOM has entered into 25 PPLTs for fixed wireless services and 42 PPLTs for fixed wireline services.
Other Services
     TELKOM also provides a variety of other services, such as:
•	telephone directory, which TELKOM provide through its majority-owned subsidiary, Infomedia;

•	cable and pay television and related services, which it provides through its majority-owned subsidiary, Indonusa; and

•	telex and telegram services.
     In 2006, revenues from other services amounted to Rp.322.1 billion (US$35.8 million), or 0.6% of TELKOM’s total operating revenues.
Network Infrastructure
Fixed line Network and Backbone
     Fixed Wireline Network. TELKOM’s fixed line network comprises a hierarchy of exchanges ranging from local exchanges through trunk exchanges. Each local exchange is connected to the subscriber’s premises by equipment and facilities called outside plant. Outside plant includes wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. All of TELKOM’s switching facilities at the local and trunk exchanges are now digital. TELKOM believes that this substantially increases network efficiency, performance and call routing flexibility.
     TELKOM’s total number of fixed wireline lines in service in all divisions has been relatively stable at approximately 8.7 million as of December 31, 2005 and December 31, 2006.
     Fixed Wireless Network. TELKOM’s fixed wireless network comprises a hierarchy of exchanges originating from MSC (Mobile Switching Center) and connecting with each other through trunk exchanges. Each MSC is connected to BSS (Base Station Sub System) that comprises BSC (Base Station Controller) and BTS (Base Transceiver Station), which connect equipment at a customer’s premises (handheld device and fixed wireless terminal) to TELKOM’s fixed wireless network.
     TELKOM’s total number of fixed wireless lines in service increased from approximately 4.1 million as of December 31, 2005 to approximately 4.2 million as of December 31, 2006.
     TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. For more information on TELKOMFlexi, see “Information on the Company — General — Fixed Wireless Services”. As of December 31, 2006, TELKOM had 4,175,853 TELKOMFlexi lines in service.

     Backbone. TELKOM’s backbone telecommunications network consists of transmission, trunk switches and core routers connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology. For more information on TELKOM’s satellites, see “Other Network Infrastructure” below.
Mobile Cellular Network
     Telkomsel. Since its incorporation in 1995, Telkomsel has been providing GSM cellular services throughout Indonesia through its own network. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing coverage to over 90% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali and Sumatra. Telkomsel currently operates a nationwide GSM/DCS cellular network using a total of 30 MHz of radio frequency bandwidth. This consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Telkomsel has rolled out GPRS services nationwide since October 2002. In February 2004, Telkomsel introduced an enhanced data transmission technology known as “EDGE,” or Enhanced Data rates for GSM Evolution, which offers enhanced data transmission speeds for handsets equipped to handle EDGE. As of December 31, 2006, EDGE was available in Jakarta, Surabaya, Batam, Semarang and Bali. In September 2006, Telkomsel launched its 3G services in Jakarta for both postpaid and prepaid customers with 5 MHz bandwidth at 2 GHz frequency.
     The Telkomsel network is an integrated network of (i) base transceiver stations containing transmitters, receivers and other equipment that communicate by radio signals with cellular telephone handsets within the range of the base transceiver station, (ii) digital switch centers that route calls to the proper destinations and (iii) transmission facilities that link the digital switch centers to other cell sites. The various components of the network are connected primarily by microwave transmission, trunk lines owned by Telkomsel and other fixed lines. In addition, through agreements with TELKOM, Telkomsel leases certain of TELKOM’s facilities, including leased lines, integrated management system and information system facilities, land, sites and towers. As of December 31, 2006, Telkomsel’s digital network had 16,057 BTSs, 82 cellular switching centers, 386 base station controllers and 138,442 transmitting and receiving exchanges, with an overall network capacity capable of supporting 38.8 million subscribers.
     For each of the years ended December 31, 2004, 2005 and 2006, Telkomsel made capital expenditures for the development and expansion of its cellular network of approximately Rp.4,982.7 billion, Rp.10,085.7 billion and Rp. 16,496.0 billion (US$1,832.9 million), respectively.
     Prior to 2002, TELKOM (through its business division, TELKOM Mobile) and Telkomsel, had been independently working on the construction of separate DCS 1800 networks. TELKOM had been granted 15 MHz of radio frequency bandwidth in the 1800 MHz band. In January 2002, Telkomsel entered into a co-operation agreement with TELKOM (the “Telkomsel Co-operation Agreement”), the purpose of which was to set the framework for the transfer of TELKOM’s mobile telecommunications business and its DCS 1800 license to Telkomsel and for Telkomsel to assume certain obligations and assets of TELKOM connected with the DCS 1800 network, including the assumption of TELKOM’s rights and obligations under a supply contract with Siemens. On April 3, 2002, pursuant to the Telkomsel Co-operation Agreement, Telkomsel purchased TELKOM’s assets relating to TELKOM Mobile and TELKOM transferred its TELKOM Mobile employees to Telkomsel. Telkomsel also assumed all of TELKOM’s rights and obligations under various contracts connected with its TELKOM Mobile business.
     Pursuant to the terms of the Telkomsel Co-operation Agreement, TELKOM undertook to have its DCS 1800 license cancelled and re-issued to Telkomsel so that Telkomsel would have 15 MHz of radio frequency in addition to its own 7.5 MHz of radio frequency in the 1800 MHz band. The MoC re-issued the license to Telkomsel on July 12, 2002.
Data and Internet Network
     TELKOM began operating data network services in 1997 and has since continued to develop and expand its network progressively. As of December 31, 2006, TELKOM’s IP-based network covered 142 locations with 217 router nodes nationwide. TELKOM will continue to improve the speed and quality of its IP-based network. The IP-based network serves as the transport network is used for high quality VPNs, VoIP, and dial-up and broadband Internet services. TELKOM has remote access servers in 96 locations with 132 nodes nationwide used for its “TELKOMNet Instan” dial-up Internet services and corporate dial-up Internet services.

          Since 2004, TELKOM has provided fixed-line based broadband access services under the brand name “Speedy” by using DSL technology. As of December 31, 2006, there were over 93,200 subscribers in the areas where such services were available, such as Jakarta, Surabaya and Makasar. TELKOM expects the subscriber base of Speedy to grow significantly over the next 12 months. As of December 31, 2006, Speedy is available in all of Divisions I to VII. Subscribers of Speedy typically are residential dial-up users with a monthly usage of more than Rp.250,000, small office/home office (“SOHO”) companies, travel agents, Internet cafe and schools.
     International Network
          TELKOM received its commercial license from the Government to provide IDD services on May 13, 2004 and began offering IDD fixed line services under the brand name “TIC 007” on June 7, 2004. According to an internal study, TELKOM’s market share in terms of call volume (incoming and outgoing) in this market was 50.8% in 2006, an increase of 5.1% from 45.7% in 2005. TELKOM’s market share in 2006 in terms of incoming IDD call volume was 50.3%, an increase of 6.1% from 44.2% in 2005. In terms of outgoing IDD call volume, TELKOM’s market share was 53.9% in 2006, an increase of 1.5% from 52.4% in 2005. To route outgoing IDD and incoming international calls, TELKOM has three international gateways, in Batam, Jakarta and Surabaya. At present, TELKOM has no intention to develop any new gateways. According to a study conducted by TELKOM in September 2005, three gateways are sufficient to accommodate TELKOM’s international call volume. Nonetheless, TELKOM plans to improve the capacities of each gateway and the bandwidth of its international links.
          To connect its domestic network to the global network, TELKOM primarily relies on the following microwave, international cable and satellite links: (i) microwave link between Batam and Johor (Malaysia); (ii) TIS (Thailand-Indonesia-Singapore) cable system, which is an international submarine fiber optic cable system deployed by TELKOM, SingTel and CAT Telecom Public Company Limited and completed in November 2003, which connects Indonesia (Batam), Singapore (Changi) and Thailand (Songkhla) and was extended to Hong Kong in July 2004; (iii) Intelsat satellites, which TELKOM completed developing the ground segment to link its network to the Intelsat satellites in December 2004; and (iv) Dumai Melaka cable system, which is an international submarine fiber optic cable system deployed by TELKOM and Telekom Malaysia to connect Dumai (Indonesia) to Melaka (Malaysia) and completed in December 2004. These multiple international links provide flexibility for TELKOM to interconnect with foreign operators. In 2006, TELKOM completed a comprehensive upgrade of its microwave, international cable and satellite links.
          In order to facilitate interconnection of international calls, TELKOM has entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as TELKOM does not have agreements with telecommunication operators in each of its IDD destinations, TELKOM has entered into agreements with SingTel, Telekom Malaysia, MCI and other entities for such operators to act as hubs to route international calls to their destinations. As of December 31, 2006, TELKOM has entered into international telecommunications service agreements with 21 international operators in 16 countries, compared to 18 international operators in 13 countries as of December 31, 2005. TELKOM plans to enter into additional international telecommunications service agreements with telecommunications operators for direct interconnection, particularly operators in the top 20 destinations for its outgoing IDD traffic.
Other Network Infrastructure
          As of December 31, 2006, the Company also operated the TELKOM-1 and TELKOM-2 satellites and 275 earth stations, including one satellite control system. TELKOM-1 has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders and TELKOM-2 has 24 standard C-band transponders. TELKOM uses its satellites for the following purposes:
•	Network backbone transmission;

•	Rural telecommunications services;

•	Back-up transmission capacity for the national telecommunications network;

•	Satellite broadcasting, VSAT and multimedia services;

•	Satellite transponder capacity leasing;

•	Satellite-based lease line; and

•	Teleport (earth station satellite uplinking and downlinking services to and from other satellites).
Network Development
     Fixed line Network Development
     1. Fixed Wireline Network Development
          In 2006, TELKOM completed the expansion of its Java fiber optic backbone. TELKOM entered into an agreement on June 10, 2005 with a consortium consisting of NEC Corporation and PT Siemens Indonesia to further develop its Java-Sumatra-Kalimantan network, which was completed in May 2006.
          TELKOM also had several network developments projects (both new and ongoing) as of December 31, 2006, which included the development of:
•	capacity expansion of the Surabaya – Ujung Pandang – Banjarmasin (SUB) submarine backbone infrastructure;

•	development of the Jember – Denpasar submarine backbone;

•	development of the fiber optic regional junction in Bandung – Cirebon (West Java);

•	IP DSLAM project offering broadband access to all users in Indonesia;

•	capacity expansion of local exchange switches;

•	wireline access network in Divisions I to VI; and

•	expansion of IP-based network.
          To further develop its communications services, TELKOM also plans to:
•	continue to implement the deployment of additional line units;

•	continue to implement the next generation network by deployment and expansion of softswitch system, IP transport, broadband access and transmission network;

•	continue to improve the quality of its network through enhancements in its copper access network, ring system transmission network and redundancy system for all equipment, including battery and rectifier; and

•	continue network integration and quality improvement through the national operational support system.
     2. Fixed Wireless Network Development
          TELKOM continues to develop and expand its network infrastructure. TELKOM signed agreements with a consortium led by Samsung Electronics Co. Ltd. in December 2002, with a consortium led by Ericsson in December 2002, with Motorola, Inc. in March 2003, and with PT INTI in August 2003, for the development of a total of 1,656,300 base station subsystem lines and network and switching subsystem lines based on CDMA fixed wireless technology. These projects were to be completed by mid-2006 but were accelerated and completed in 2005 to satisfy increasing market demand. In 2006, TELKOM also completed the development of fixed wireless services in 44 locations, consisting of 40 locations in Jakarta, two locations in Sumatra and two locations in Sulawesi.

          In 2006, TELKOM entered into agreements with PT Samsung Telecommunication Indonesia for the procurement of CDMA 2000-1X Equipment & Services in Division V; a procurement and installation agreement with a Samsung Consortium for expansion of the NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java); agreements with a Huawei Consortium for the fixed wireless access (“FWA”) CDMA expansion in Divisions I to IV; and an agreement with a ZTE Consortium for the FWA CDMA expansion in Division VI.
     Mobile Cellular Network Development
          In 2004, Telkomsel extended its GSM coverage to cover all counties in Indonesia. It also continued to improve the quality of its coverage in Jakarta, Surabaya and other major cities through the addition of microcells and expansion of its fiber optic transmission backbone. In 2006, Telkomsel added, among other equipment, 6,162 BTSs (including 942 node for 3G services) and 58,530 transmitting and receiving exchanges, thereby expanding its cellular network to cover all the sub-counties in Sumatra. Telkomsel plans to continue to install additional BTSs to further expand its coverage to the sub-county level in Kalimantan, Sulawesi and East Indonesia, to expand its 3G network, to further expand its fiber optic transmission backbone for major cities in Java, to install additional microcells and to install additional transmitting and receiving exchanges, particularly in provincial areas, to further improve the quality of its coverage, upgrade its switching equipment to increase network capacity, and to expand its intelligent network used in connection with its prepaid products.
     Data Network Development
          In 2005, TELKOM continued to improve the quality of its data network by adding capacity and coverage. In 2005, TELKOM expanded its data network coverage in 15 cities. In 2006, TELKOM further expanded its IP/MPLS-based core infrastructure with additional multiservice router platforms. The new deployments consist of expansion of existing IP core and additional nodes in 10 cities, and connecting softswitch systems and legacy routers. TELKOM also developed additional host-to-host systems by installation of collecting agents in eight banks for a total of 36 banks, enabling customers to pay their bills (e.g., utilities, airline tickets and phone bills) using channel payment banks.
          In 2006, TELKOM also improved the quality and coverage of its broadband Internet access network by continuing to expand its DSL broadband access network nationwide. TELKOM continues to improve on its quality enhancement program for the broadband access network called the “JAWARA Broadband” program to modernize the broadband access networks of TELKOM and improve the quality of such access networks. In 2006, the program resulted in an increase in the number of broadband access networks supported by DSL technology by 41.7%.
     TELKOM-2 Satellite
          TELKOM signed a US$73.1 million contract with Orbital Sciences Corporation to build the TELKOM-2 satellite based on Orbital’s STAR-2 platform, to replace TELKOM’s Palapa B-4 satellite, which was taken out of service in August 2005. The TELKOM-2 satellite has a capacity of 24 standard C-band transponders, with transponder specifications similar to those of the TELKOM-1 satellite. TELKOM-2 has a 15 years in-orbit life and is expected to provide increased coverage of the Asian region and the Indian subcontinent compared to Palapa B-4. TELKOM believes that the satellite will support TELKOM’s network for voice, video and data communications.
          On November 8, 2002, TELKOM signed a US$62.9 million agreement with Arianespace S.A., which covers the cost of launching TELKOM-2. TELKOM launched TELKOM-2 on November 17, 2005. TELKOM conducted in-orbit tests (“IOT”) in November and December 2005. Traffic migration from the old satellites to TELKOM-2 was completed in early 2006.
     Capital Expenditures
          For more information on TELKOM’s principal capital expenditures, see “Operating and Financial Review and Prospects— Capital Expenditures”.
Business Strategy
          TELKOM’s objective is to become a leading full telecommunication services and network company in Indonesia providing a wide range of communications services. The Company’s vision is to become a leading “InfoComm” player in the region, with a mission to provide one-stop services with excellent quality and competitive prices to customers and to manage its business using best practices, utilizing competitive advantages and maximizing synergies.
          TELKOM believes that Indonesia’s telecommunications market remains underdeveloped with low penetration rates for both fixed lines and mobile cellular lines compared to other countries in Southeast Asia. TELKOM believes that the strong demand for telecommunications services has largely been responsible for the growth of its fixed line and wireless business in recent years and will continue to offer favorable growth opportunities in the future. TELKOM expects that fixed line and wireless services will continue to contribute the substantial majority of its operating revenues in the near term. It has developed broad strategies to retain its existing customers, to acquire new and lost customers and to further penetrate the market through customer relationship management (such as the setting up of its enterprise service division and account management teams), product leadership and diversification, competitive pricing and one-gate distribution channels.
          The key elements of TELKOM’s strategy are:
     Strengthening the Fixed Wireline and Fixed Wireless Business
          Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2006, a majority of total lines in service were in the major metropolitan areas of Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar.
          TELKOM aims to strengthen its fixed wireline and fixed wireless business by:
•	increasing its fixed line penetration rate more quickly and with lower capital expenditure per line through the rapid roll-out of fixed wireless technology, new partnership agreements and pay as you grow schemes;

•	increasing the use of TELKOMFlexi and value added services;

•	strengthening its interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening Plasa TELKOM as a point of sale for TELKOM’s services;

•	developing and expanding its IDD fixed line business, which TELKOM began offering to customers on June 7, 2004; and

•	enhancing fixed wireline access network to provide broadband capability.
     Strengthening its Backbone Network
          In order to provide a better quality of service to its customers, TELKOM intends to continue to increase the capacity, coverage and quality of its backbone network by, among other things, using an optical network for high speed backbone transmission infrastructure such as its Java optical backbone, Trans Borneo and Trans Sulawesi, ring configuration in the Java-Sumatra-Kalimantan submarine backbone, JASUKA and the Surabaya-Makasar-Banjarmasin submarine backbone.
     Maintaining Telkomsel’s Leading Position in the Industry
          The Company regards the cellular business as having the greatest opportunity for revenue growth. The Company provides its cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2006 of approximately 56% of the full-mobility cellular market, maintaining its position as the largest nationwide licensed GSM cellular operator in Indonesia and representing an increase from its estimated market share of 52% as of December 31, 2005. TELKOM intends to promote the further development of Telkomsel’s business by, among other things, offering bundling of and one-stop shopping for, TELKOM’s and Telkomsel’s products and services, and expanding Telkomsel’s network capacity to enable Telkomsel to meet the projected needs of its customer base through 2007. In order to focus on Telkomsel and GSM technology,

TELKOM has sold its interests in cellular operators PT Telekomindo Selular Raya (“Telesera”), PT Metro Selular Nusantara (“Metrosel”) and PT Komunikasi Selular Indonesia (“Komselindo”) which utilize analog and other first generation non-GSM technologies.
          TELKOM believes that the 35% equity interest of Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”) in Telkomsel increases Telkomsel’s ability to access SingTel Mobile’s technological and commercial expertise in the cellular business and increases opportunities for cooperation between Telkomsel and SingTel Mobile in the development of new products, thereby strengthening and better positioning Telkomsel to face competition from other mobile cellular operators.
          The key elements of Telkomsel’s strategy for its business include:
•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at pre-defined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, enhancing its products and services portfolio (including its GPRS, EDGE and 3G services), expanding network capacity and improving service quality;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, with special focus on areas such as billing, service delivery and customer service; and

•	achieving service levels at par with world class mobile service providers through its call center footprint and aggressive pursuit of service oriented goals.
     Developing its Fixed Wireless Business
          TELKOM began offering a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi” in December 2002. TELKOM plans to continue to expand its CDMA-based fixed wireless networks in all of its regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. TELKOM believes the deployment of a CDMA-based fixed wireless network and its TELKOMFlexi business will provide TELKOM a competitive advantage in the face of liberalization and increased competition in the fixed line market.
     Developing its Data and Internet Business
          TELKOM intends to grow its data and Internet business by, among other things:
•	increased investment in TELKOM’s broadband infrastructure (such as DSL and satellite);

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and Internet services (including value-added services) and full VPN IPs, and by expanding TELKOM’s backbone and network access technology;

•	giving customers greater Internet access options, such as through wireless hotspot technology and the bundling of Internet access services with TELKOMFlexi and Telkomsel products;

•	developing and offering new value-added services and products, such as e-payment services for banks and other financial institutions and wireless data content for GPRS and MMS users;

•	expanding the international coverage of TELKOM’s data and Internet services by entering into agreements with additional global carriers and wholesalers; and

•	expanding the coverage and quality of its Internet Protocol backbone to increase data and Internet traffic capacity.
     Reducing Cost of Capital
          TELKOM recognizes that the increasingly competitive Indonesian telecommunications market requires TELKOM to develop additional network capacity, improve operational efficiency and diversify its sources of financing. TELKOM’s internally generated cash flows and direct borrowing from banks and other lenders may not be sufficient to fund aggressive plans to grow its business. As a result, since the end of 2002 TELKOM has sought to implement a “pay as you grow” scheme for its additional network capacity in order to:
•	share investment risks with its suppliers;

•	reduce its asset base and outsource non-core businesses; and

•	mitigate financing, commercial, operational, technical and capacity risks.
          “Pay as you grow” involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid up front (for example, 25%) and the balance will be paid once lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetables for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. Only a relatively small number of equipment vendors are invited to participate in “pay as you grow” programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.
     Increasing TELKOM and Telkomsel Synergy
          TELKOM seeks to increase its synergy with Telkomsel, and to promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and procurement) as well as products and services (such as new product development, bundling/packaging of services and interconnection). Specific examples include:
•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of TELKOM’s 007 IDD service to Telkomsel’s customers with specific benefits and a joint promotion campaign);

•	joint promotion and marketing activities on a case-by-case basis whenever this generates additional benefits to the group;

•	utilizing available distribution channels to improve services and selling activities to customers (such as joint customer services officers (“CSO”)); and

•	sharing of operational facilities (such as sites, towers, mechanical and electrical facilities).
     Pay TV Services
          TELKOM provides pay-TV services through its subsidiary, PT Indonusa Telemedia (“Indonusa”) under the brand name TELKOM-VISION through HFC-based SMATV and the Internet. As of December 31, 2006, TELKOM-VISION had 42,351 subscribers.

Customer Service
     TELKOM
          TELKOM provide customer services through:
•	Walk-in customer service points. TELKOM’s walk-in customer service points (“Plasa Telkom”) provide convenient and comprehensive access to TELKOM’s customer services including product and service information requests and complaints, activation of services, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2006, TELKOM had more than 850 customer service points in total. Since June 2006, TELKOM expanded its services at customer service points to include electronic payment services via Electronic Data Capture (“EDC”) using on-site terminals in 50 Plasa Telkom points.

•	Call centers and Internet. TELKOM operates call centers in many cities in Indonesia, whereby customers are provided a contact number “147” to speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, promotions and service features. Corporate customers in particular locations are provided an additional toll-free number “08001TELKOM” (“0800183556”). Customers are also provided access to directory services for which a charge is levied. TELKOM promotes the use of call centers, SMS and the Internet over walk-in customer service points for its retail customers.

•	Enterprise service and account management teams. To focus on its corporate customers that contribute between Rp.50 million to Rp.500 million to TELKOM’s monthly revenues, particularly corporations with national operations, TELKOM has set up an enterprise service division in Jakarta, which seeks to develop its business in this segment of the market. TELKOM provides these customers with account management teams, each comprising an account manager supported by personnel from the relevant operational departments, to provide a single point of contact for all of the customer’s communications needs, including integrated communications solutions. TELKOM has also divided its enterprise service and account management teams into six segments, namely, (i) Financial and Banking, (ii) Government, Army & Police, (iii) Manufacturing, (iv) Mining & Construction, (v) Trade & Industrial Park, and (vi) Trading & Service. To cater to such customers, the enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications services, multimedia services and certain office automation and network monitoring and controlling services. TELKOM has also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2006, TELKOM had 658 national and regional-level account managers that cover Divisions I to VII.

•	Service level guarantee program. TELKOM has had a service level guarantee program for its fixed line customers since June 2002 and has been implementing a service level guarantee program for TELKOMFlexi and Speedy since August 2006. The service level guarantee program provides guarantees of certain minimum levels of service relating to, among others, new line installations, restoration of disconnected lines and billing complaints, and provides for non-cash compensation, such as free subscription for a certain period, to be awarded to customers where such minimum service levels are not met.
     Telkomsel
          Telkomsel provide customer services through:
•	GraPARI Customer Services Centers: As of December 31, 2006, Telkomsel had 68 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. See “— Sales, Marketing and Distribution”.

•	Gerai HALO Service Outlets: Gerai HALO service outlets are service outlets operated by third parties. As of December 31, 2006, Telkomsel had 207 Gerai HALO service outlets.

•	Caroline: “Caroline”, or Customer Care On-Line, is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and to provide up-to-date information on matters such as customer bills, payments, promotions and service features.

•	Anita: “Anita”, or Aneka Informasi dan Tagihan, is an SMS service available only to Telkomsel’s KartuHALO subscribers.
          Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.
Sales, Marketing and Distribution
     TELKOM
          TELKOM distributes and sells its principal products and services, including fixed wireless services but excluding mobile cellular services, through six primary distribution channels:
•	Walk-in customer service points. Customers have access to certain products and services in these walk-in customer service points. See “Business Overview — Customer Service” above.

•	Account management teams. Account management teams promote TELKOM’s products and services in an integrated manner to TELKOM’s larger business customers. See “Business Overview — Customer Service” above.

•	Public telecommunications kiosks. Small businesses in cooperation with TELKOM have established public telecommunications kiosks throughout Indonesia. Customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, telexes and telegrams, access the Internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. TELKOM generally provides discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may also provide products and services of other operators.

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFlexi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay for all products they receive at a discount, operate on a non-exclusive basis and may also sell products and services of other operators. As of December 31, 2006, Telkomsel had 740 direct retail outlets.

•	Website. Through its website, customers can obtain information on TELKOM’s major products and services and gain access to certain of its multimedia products.

•	Public telephones. Customers can make local, domestic long-distance and international telephone calls through public telephones.
          TELKOM’s marketing communications program includes the use of print and television advertising, customer service and distribution personnel, infrastructure and special promotional campaigns to strengthen its brand name, increase its profile and educate the general public about itself and its products and services. TELKOM is continuing to develop its marketing communications program to promote all of its core businesses as it seeks to evolve into a full service telecommunications provider.
     Telkomsel
          Telkomsel sells its cellular services through three primary distribution channels:
(i)	its 68 GraPARI centers (as of December 31, 2006);

(ii)	its 207 Gerai HALO service outlets (as of December 31, 2006);

(iii)	a network of authorized dealers (operating over 260,000 retail outlets throughout Indonesia as of December 31, 2006) selling primarily prepaid SIM cards and vouchers;

(iv)	joint outlets with Plasa Telkom and PT Pos Indonesia; and

(v)	other outlets such as banks and photo shops.
          Independent dealers and other outlets pay for all products they receive, such as starter packs and prepaid vouchers, at a discount. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.
          Telkomsel markets its KartuHALO product and services to specific target groups, focusing on corporate end-users, and HALOkeluarga, product and services to professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and to manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.
          Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programs, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences. It conducts such analysis with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.
Billing, Payment and Collection
          TELKOM’s customers are billed on a monthly basis. Customers are billed according to the regional division in which they are located, although they may request bills from several regions to be combined. The billing process is computerized within each region. Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents and in certain areas by direct deposit via telephone transfer or by automatic debit through banks and Internet banking. However, for payments that are overdue for three months or more, customers are required to make such payments only at TELKOM’s customer service points. TELKOM issues bills on the fifth day of each month and payment of the bill is due by the 20th day of that same month. If payment is not received by the due date of the bill, customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after two months from the due date, although TELKOM does not cut off service to its Government subscribers. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including payment of late fees, and by completing a new application.
          The following is a summary of TELKOM’s overdue payment policy for “Lines in Service” (“Sambungan Pokok Telepon”) and TELKOMFlexi (excluding Government subscribers), effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty
I	1-10 days	5% of the total outstanding receivables, subject to the minimum charge of Rp.5,000	Out-going isolation (i.e., restricted to receiving incoming calls only)
II	11-40 days	10% of overdue bill subject to minimum charge of Rp.10,000	Total isolation (i.e., no outgoing or incoming calls)
III	41-60 days	15% of overdue bill subject to minimum charge of Rp.15,000	Service disconnected
IV	More than 60 days	15% of overdue bill subject to minimum charge of Rp.15,000	Service disconnected and associated number subject to termination
          The following is a summary of TELKOM’s overdue payment policy for Speedy (excluding Government subscribers), effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty
I	1-10 days	5% of the total outstanding receivables	Total isolation
II	11-40 days	10% of overdue bill	Total isolation
III	41-60 days	15% of overdue bill	Service disconnected
IV	More than 60 days	15% of overdue bill	Service disconnected and associated number subject to termination
          The following is a summary of TELKOM’s overdue payment policy for WARTEL and Warung TELKOM, kiosk telephone operators which use TELKOM’s networks, effective since April 1, 2006:

Stage	Overdue Payment	Charge	Penalty
I	1-20 days	5% of the total outstanding receivables	Total isolation
II	21-50 days	10% of overdue bill	Service disconnected
III	More than 50 days	15% of overdue bill	Service disconnected and associated number subject to termination
          TELKOM currently provides billing services for Indosat in connection with their IDD services, for which it charges a flat fee for each bill.
     Management of Customer Receivables
          TELKOM does not collect deposits from subscribers. TELKOM has historically been the only provider of fixed line telecommunication services in Indonesia and has approximately 12.9 million subscriber lines comprises 8.7 million subscriber lines on its fixed wireline network and 4.2 million subscriber lines on its fixed wireless network. A delinquent subscriber, except for Government, police and military customers, is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately 3 months of delinquency. Since the monthly bill for the average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to resubscribe, there is little incentive for the customer not to pay his outstanding bill. In addition, TELKOM screens potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, TELKOM believes that the collectibility of its receivables is reasonably assured.
          In the case of private retail customers, TELKOM generally provides for 100% of the outstanding debt where the amount has been outstanding for more than three months. In the case of Government, police and military customers, TELKOM generally provides for 25% of the outstanding debt where the amount has been outstanding between 7 and 12 months, 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months. TELKOM does not charge any late fees or interest on its overdue accounts for Government subscribers.
     Telkomsel
          Telkomsel bills its KartuHALO post-paid subscribers on a monthly basis, in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Postpaid subscribers can choose among four options: (a) special tariff for calls to five favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; (c) waiver of the monthly subscription charge; or (d) nationwide flat-rate tariffs.
          Telkomsel offers its KartuHALO post-paid subscribers a variety of payment options, including payment by cash, cheque, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centers, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).
          Telkomsel issues bills to retail customers on the fifth day of each month and payment of the bill is due by the 20th day of that same month (corporate customers can choose the day of the month that they would like their bill due and Telkomsel issues the bill approximately 15 days prior to such date). If payment is not received by the due date of the bill, subscribers are provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.
Insurance
          As of December 31, 2006, TELKOM’s property, plant and equipment, including optical fibers but excluding multi-pair cables, were insured against the risk of fire, theft and other specified risks for an aggregate coverage value of Rp 27.8 trillion and US$ 3.8 billion. TELKOM maintained additional insurance coverage as of such date of US$103.1 million in the event of a total loss of the TELKOM-1 and TELKOM-2 satellites. In connection with the TELKOM-1 satellite, TELKOM has procured in-orbit insurance coverage in the amount of US$48.2 million. This coverage has been subject to daily reductions on a straight-line basis since January 1, 2006. As of December 31, 2006, the coverage amount is US$45.2 million and it is expected to reduce to zero by 2014. In connection with the TELKOM-2 satellite, which was successfully launched on November 17, 2005, TELKOM has procured insurance to cover both the satellite and launch services. With regard to the TELKOM-2 satellite, TELKOM has procured (i) a satellite launch and in-orbit insurance providing coverage of US$57.9 million to cover the event of a total loss of the satellite in the period between lift-off and up to one year in orbit, and (ii) post separation and in-orbit insurance coverage of US$71.0 million to cover the event of a total loss in the period between the separation of the satellite from the launcher up to one year in orbit. As of December 31, 2006, TELKOM also maintained general insurance coverage for motor vehicles of Rp.83.3 billion (US$9.3 million). TELKOM does not maintain business interruption insurance.
          TELKOM’s subsidiaries separately insure their property in such amounts and in accordance with the policies determined and implemented by the subsidiaries themselves. Telkomsel has an electronic equipment and industrial all-risk insurance policy underwritten by a consortium led by PT Asuransi Ramayana Tbk. The policy provides cover for Telkomsel’s network equipment, facilities, infrastructure and buildings although it excluDec losses suffered as a result of war, civil war, rebellion, revolution, terrorism, insurrection or military or usurped power, amongst other exclusions. Telkomsel has general insurance for motor vehicle liabilities and comprehensive general liabilities. As of December 31, 2006, property, plant and equipment were insured under policies covering property damage and business interruption, limited to an aggregate coverage amount of US$3.83 billion for property damage, Rp. 8.41 billion for vehicle damage and Rp.324.00 billion for business interruption. Management believes that this coverage is adequate to cover potential losses. Indonesia is vulnerable to natural disasters and other events beyond TELKOM’s control, which could severely disrupt the normal operation of TELKOM’s business and adversely affect TELKOM’s operating results.
Indonesian Telecommunications Industry
     Overview
          Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommunications infrastructure play an important role in Indonesia’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant unmet demand for telecommunications services.
          The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoCI. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in new regulations, which came into effect on September 8, 2000, are intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. The deregulation of the telecommunications sector is closely linked to the national economic recovery program supported by the IMF.
          Fixed line and cellular penetration are low in Indonesia by international standards. As of December 31, 2006, Indonesia had an estimated fixed line penetration (including fixed wireless subscribers) of 6.2% and an estimated cellular penetration of 27.0%, according to an internal study.
          TELKOM believes that there are a number of trends in the telecommunications industry in Indonesia which include:

•	Continued growth. TELKOM believes the telecommunications industry will continue to grow, as continued development of Indonesia’s economy is expected to increase demand for telecommunications services.

•	Migration to wireless networks. TELKOM anticipates that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.

•	Increasing competition. TELKOM anticipates an increasingly competitive Indonesian telecommunications market as a result of the Government’s regulatory reforms.
Regulations
     Overview
          The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The Government currently regulates the telecommunications sector through the MoCI. The MoCI is responsible for the overall supervision and regulation of the industry. Within the MoCI, various directorates and bureaus carry out specific regulatory duties. The MoCI has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoCI considerable latitude. Pursuant to such decrees, the MoCI defines the scope of exclusivity, formulates and approves tariffs, determines USOs and controls many factors affecting TELKOM’s competitive position, operations and financial condition. The MoCI, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.
          Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (the “MTPT”) was responsible for the regulation of telecommunications in Indonesia, but, with reorganization of the Government following the 1999 General Elections, the MoC was given the regulatory responsibilities. In 2005, pursuant to a presidential decree, such regulatory responsibilities were transferred to the MoCI. Through the DGPT, a directorate under the MoCI, the Government regulates the radio frequency spectrum allocation for all operators, including TELKOM, which are required to obtain a license from the MoCI for each of their services utilizing radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of its collected operating revenues.
          The overall program of telecommunications sector deregulation is closely linked to the national economic recovery program supported by the IMF. The national plan is documented in the Memorandum of Economic and Financial Policies (the “MEFP”), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP is to stabilize the economy and regain trust through a comprehensive plan based on:
•	Deregulation;

•	Promoting competition;

•	Liberalization;

•	Restructuring;

•	Improving market access; and

•	Introducing market-oriented regulations.
          The Government’s telecommunications reform policy is formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications”, as contained in the MoC’s Decree No. KM 72 of 1999 dated July 20, 1999 (the “Blueprint”). The policies stated in the Blueprint are intended to:
•	Increase the sector’s performance in the era of globalization;

•	Liberalize the sector with a competitive structure by removing monopolistic controls;

•	Increase transparency and predictability of the regulatory framework;

•	Create opportunities for national telecommunications operators to form strategic alliances with foreign partners;

•	Create business opportunities for small and medium enterprises; and

•	Facilitate new job opportunities.
          The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in Telecommunications Law No. 36 of 1999, which came into effect on September 8, 2000 (the “Telecommunications Law”).
          On September 15, 2003, the Government issued the Economic Policy Package pursuant to Presidential Instruction No. 15 dated September 15, 2003. The Government intends to improve efficiency, capacity and equity in telecommunications by putting in place the infrastructure for an additional 3 million fixed lines and 43,000 fixed lines in remote areas. Further, on March 30, 2004, the MoC issued Announcement No.PM.2/2004 regarding the Implementation of the Telecommunications Sector Restructuring, which stated, among other matters, that the Government will require operators to install a minimum of 1.4 million lines in 2004 and 10.7 million lines by 2008.
     Telecommunications Law
          The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. Under the Indonesian regulatory framework, the Telecommunication Law only outlines the substantive principles of the subject matter. Detailed provisions implementing the Telecommunications Law will be provided in the implementation regulations consisting of Government regulations, ministerial decrees and decrees of the DGPT.
          The new Telecommunications Law eliminates the concept of “organizing entities”, thus ending TELKOM’s and Indosat’s status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law specifically prohibits monopolistic practices and unfair competition among telecommunications operators.
          The role of the Government is to become that of an impartial policy maker and supervisor of the telecommunications sector. As stipulated in the Telecommunications Law and in order to ensure transparency in the regulatory process, an independent regulatory body was established on July 11, 2003 to regulate, monitor and control the telecommunication industry. The ITRB is comprised of officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Post and Telecommunication Services. Members of the Committee of Telecommunication Regulations were appointed on December 19, 2003.
          MoC Decree No. 67/2003 stipulates the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and ITRB. As part of its regulatory function, ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance with the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized and required to report to the MoCI regarding (i) the facilitation of any dispute resolution among network and service operators, and (ii) the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.

     New Service Categories
          The Telecommunications Law classifies telecommunications providers into three categories: (i) telecommunications network providers; (ii) telecommunications services providers; and (iii) special telecommunications providers. Under these categories, telecommunications network operations and/or provision of telecommunications services may be carried out by any legal entity established for that purpose.
          Under the Telecommunications Law, licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. A telecommunications service provider is licensed to provide services by leasing network capacity from other network providers. Special telecommunications licenses are required for providers of private telecommunications services for purposes relating to broadcasting and national security interests. MoC Decree No. KM 20/2001 (as amended by Decree No. KM 29/2004) and MoC Decree No. KM 21/2001 (as amended by Decree No. KM 30/2004) implement the provisions of the Telecommunications Law regarding these new categories of telecommunications network and services operations.
     Modern License
          Pursuant to the Telecommunications Law the existing licenses for telecommunication services were replaced with the so-called “Modern Licenses”, which TELKOM received in May 2004. In addition to granting the license holder the right to provide telecommunication services, the Modern License also imposes certain mandatory obligations on the license holder. These obligations include, among others, construction obligations, service obligations, network performance obligations and contributing 0.75% of their gross revenues for Universal Service Obligations (“USO”). The license holder is required to fulfill the mandatory obligations set forth in its Modern License and the failure to comply with such obligations may result in the revocation of its Modern License. TELKOM’s separate licenses to provide fixed line services, DLD services and IDD services were replaced and combined into a single license issued on May 13, 2004. TELKOM also has a multimedia license that includes services such as Internet service provider, data communication, network access provider and VoIP.
     Exclusivity
          Under the previous regulatory regime that precedes the Telecommunications Law, TELKOM was granted a monopoly to provide domestic local fixed line telecommunications services until December 31, 2010 and domestic long-distance telecommunications services until December 31, 2005. Indosat and Satelindo (prior to the merger of Satelindo into Indosat in November 2003) were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.
          The Telecommunications Law did not expressly terminate the existing exclusivity rights of TELKOM and Indosat. In an effort to support the undertakings of TELKOM and Indosat during their respective initial public offerings and to maintain the Government’s credibility among foreign investors, the Government announced that termination of the exclusivity rights would be subject to agreement between the relevant incumbents and the Government, whereby incumbents would be eligible for compensation in exchange for early termination of these exclusivity rights.
          On August 1, 2001, the Government through the DGPT, announced the early termination of TELKOM’s and Indosat’s exclusivity rights for local and domestic-long distance telecommunications services (in the case of TELKOM) and IDD (in the case of Indosat). The announcement stated that it is the Government’s intention that Indosat would receive a license to provide local telephone services and a license to provide domestic long-distance and that TELKOM would receive a license to provide IDD services at the end of 2003. The Government appointed an appraiser to resolve differences of opinion regarding the amount of compensation to be provided to TELKOM and Indosat for early termination of their exclusivity rights. On March 30, 2004, the MoC announced that the Government shall pay to TELKOM Rp.478 billion (net of taxes) as compensation. The Parliament approved Rp.478 billion as such compensation, which payment will be made over a 5-year period. See “Risk Factor — Risks Relating to TELKOM and its Subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business.”
          As affirmed by the Government, TELKOM received a commercial license to provide IDD services, which was issued on May 13, 2004. Indosat received a commercial license to provide local telephone services, which was issued in August 2002, and a commercial license to provide domestic long-distance services, which was issued on May 13, 2004.

     Competition
          Despite the termination of exclusivity rights, the Government does not prohibit or discourage operators from attaining a dominant position with regard to telecommunications services. The Government, however, does prohibit operators from abusing a dominant position. On March 11, 2004, the MoC issued Decree No. 33/2004, which sets forth measures to prohibit the abuse of their dominant position by network and service providers. Dominant providers are determined based on factors such as their scope of business, coverage area of services and whether they control a particular market. Specifically, the Decree prohibits a dominant provider from engaging in practices such as dumping, predatory pricing, cross-subsidies, compelling consumers to use such provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discriminating against specific providers).
     Interconnection
          Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity”. Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a cost-based formula. Pursuant to the Decree No. 8/2006, each telecommunication network operator is required to prepare and submit to the ITRB a Reference Interconnection Offer (RIO), which must prescribe the type of interconnection services offered by the network operators and the tariffs charged for each of the offered services. Such calculated interconnection charges must be presented in a RIO and reported to the ITRB. TELKOM submitted its RIO in April 2006. In August 2006, ITRB completed its review of RIOs submitted by large network operators, including TELKOM. Due to significant modifications by the ITRB on TELKOM’s RIO, TELKOM proposed certain amendments to it. Following correspondence between TELKOM and ITRB, the ITRB decided that the final TELKOM RIO is as had been determined by Director General Pos and Telecommunication (DJPT) No. 279/DIRJEN/2006 issued on August 4, 2006. The interconnection tariff scheme took effect on January 1, 2007. Pursuant a transition clause in the MoCI Regulation No. 8/2006, existing interconnection agreements remain valid as long as the parties to the agreements mutually agree and to the extent that the existing agreements do not conflict with Regulation No. 8/2006. On December 28, 2006, TELKOM and all existing network operators signed amendments to their respective interconnection agreements for the implementation of the cost-based tariffs obligated under Regulation No. 8/2006. These amendments took effect on January 1, 2007. See “Risk Factor”— Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.
     DLD and IDD Services
          Historically, DLD and IDD services could only be offered by TELKOM and Indosat, respectively (See — “Business Overview — Exclusivity”). After the Government terminated the exclusivity rights of TELKOM and Indosat, it stated its intention to allow TELKOM to offer IDD services and Indosat to offer DLD services, as well as allowing greater competition in the market for DLD and IDD services. On March 11, 2004, the MoC issued Decree No. KM 28/2004, Decree No. KM 29/2004 and Decree No. KM 30/2004, which implemented the new policy regarding IDD and DLD services. Under these Decrees:
•	DLD and IDD network operators may offer DLD and IDD service as part of basic telephony service;

•	Each DLD and IDD operator must use a distinct 3-digit access code for its DLD and IDD service;

•	Customers may freely select their DLD and IDD providers; and

•	DLD and IDD fixed telecommunication network operators (currently only TELKOM and Indosat) may now provide DLD and IDD basic telephony services.
          TELKOM has been granted authority to use “007” as its IDD access code. Based on Decree No. 28/2004, TELKOM, which currently uses “0” as the access code for its DLD service, was required by March 1, 2005 to cease using the “0” access code and to implement a three digit access code in the form of “01X” for access to its DLD service. However, TELKOM has not within the given deadline implemented, and does not expect to in the near future to implement, a three digit access code, as extensive installation or upgrade of equipment will be required. TELKOM expects to incur significant costs in connection with the new requirement to establish three digit DLD access code, including expenditures required to install or upgrade new switching facilities, create a new routing database, costs relating to customer education and other marketing costs. In response to the MoC Decree No. 28/2004, in June 2004, TELKOM submitted a letter to the ITRB highlighting the technical difficulties in implementing the three digit DLD access code within the given deadline and the substantial costs involved, and requesting that TELKOM be allowed to continue using the “0” prefix for its DLD access prefix and that it be given an additional five year period to implement the three digit DLD access code. On April 1, 2005, the MoCI announced that it would make available to Indosat the “011” DLD access in five major cities that were technically ready for interconnection, including Jakarta, and progressively extend it to all other area code within five years. TELKOM has also been assigned “017” as its DLD access code. On March 31, 2005, TELKOM and Indosat entered into an amended interconnection agreement, extending the coverage of their local fixed line network from Jakarta, Surabaya and Malang to cover Medan, Batam, Bandung, Bogor, Balikpapan, Yogyakarta and their surrounding areas. This amendment also allows automatic renewal of local coverage without entering into further amendments, except when there is a change in the business scheme, such as a change in the tariff scheme or a change in the settlement method from call-by-call basis to wholesale basis. On September 23, 2005, TELKOM and Indosat entered into an interconnection agreement related to interconnection between (i) TELKOM’s local fixed line network and Indosat’s long-distance fixed line network; (ii) Indosat’s local fixed line network and TELKOM’s long-distance fixed line network; (iii) TELKOM’s and Indosat’s long-distance fixed line networks; (iv) TELKOM’s domestic fixed line network and Indosat’s international fixed line network; and (v) Indosat’s local fixed line network and TELKOM’s international fixed line network, with the interconnection tariff being calculated on a call-by-call basis. Six cities, which include Medan, Batam, Jakarta, Surabaya, Balikpapan and Denpasar, are covered under this interconnection agreement. On December 1, 2005, TELKOM and Indosat entered into another interconnection agreement enabling each party’s customers to make domestic calls between Indosat’s mobile network and TELKOM’s fixed line network and allowing Indosat’s mobile customers to access TELKOM’s IDD service by dialing “007”. This agreement overriDec all existing interconnection agreements on mobile and fixed line network between TELKOM and Indosat. In the five-year interim period and thereafter, the “0” prefix may continue to be used by all operators, including TELKOM, as default code for each operator’s customers to access the DLD service selected by the respective operator.
          On May 17, 2005, the MoCI issued decree No. 6/2005. According to Decree No. 6/2005, the three digit access code in the form of “01X” and “0” access code for access to DLD services may be used. The “0” access code is being used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code has to be implemented gradually in local areas in which TELKOM has technical capabilities to support such services. By April 1, 2010, the “01X” long-distance services must be commenced in all TELKOM’s local areas to accommodate customers who prefer to choose their long-distance carrier.
     Indonesian Telecommunications Regulatory Body
          On July 11, 2003, the ITRB was established as the implementing agency of the Telecommunications Law. Under MoC Decree No. KM 31/2003, as amended by MoC Decree No. 25/2005, the ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB is composed of officials from the DGPT and the Committee of Telecommunication Regulations. Combined with further privatization of TELKOM and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.
          In 2003, the MoC also announced the establishment of the Telecommunication Traffic Clearing System (“SKTT”), which will assist the ITRB in the performance of its functions and which will be responsible for all interconnection matters. It is expected that through the SKTT, the ITRB will obtain accurate data about the profile of interconnection traffic among operators so as to ensure transparency in the charging of interconnection fees. The actual operation of the SKTT will be undertaken by PT Pratama Jaringan Nusantara, a private entity selected by the MoC on February 18, 2004, which will act under the supervision and control of the ITRB. As of the date of this Annual Report, the SKTT has not commenced operations.
     Consumer Protection
          Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

     Universal Service Obligations
          Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a Universal Service Obligation, which requires such network operators and telecommunication service providers to make contribution towards providing universal telecommunication facilities and infrastructure or other forms of compensation. On September 3, 2003, the DGPT issued a letter stating that telecommunications operators in Indonesia will be required to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On March 11, 2004, the MoC issued Decree No. 34/2004, which stated that USO facilities must meet the following minimum requirements: (a) the facilities should meet the standards of basic telephony services, including facsimile and dial-up Internet services; (b) the facilities should provide basic public telephony services, with domestic long-distance, international and mobile access; (c) the facilities should provide telecommunication services that are capable to transmit and receive data; (d) the facilities should be accessible for emergency services; and (e) the facilities should utilize equipment that has been certified by the DGPT. Tariffs for services provided under the USO program are based on the applicable PSTN tariffs. On March 30, 2004, the MoC issued Announcement No. PM. 2/2004, which sets forth the basic policies underlying the USO program and required telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development. On September 30, 2005, the MoCI issued Regulation No. 15/2005 which provides that the USO contribution in the amount of 0.75% of the gross revenues is to be made payable per quarter, per semester or annually, at the latest on March 31 of the following year, to the State Treasury through a certain determined account. To date, TELKOM and its subsidiaries have paid the total USO amount payable of Rp.383.8 billion for the fiscal year 2006.
     Implementing Regulations
          To date, the Government has issued several implementing regulations relating to the Telecommunications Law, including Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including No. KM 20/2001 (“Operation of Telecommunications Networks”), No. KM 21/2001 (“Operation of Telecommunications Services”), No. KM 12/2002 (“Completing MPPT Decree No. KM. 79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services”), No. KM 40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), No. KM 23/2002 (“Internet Telephony Service for Public”), No. KM 31/2003 (“Indonesian Telecommunication Regulatory Body”), No. KM 28/2004 (“Amendments to the Decree of the Minister of Communication No. KM. 4/2001 of Fundamental Technical Plan National 2000), No. KM 29/2004 (“Amendments to the Decree of the Minister of Communication No. 20 year 2001 on the Provision of Telecommunication Network”), No. KM 30/2004 (“Amendments to the Decree of the Minister of Communication No. 21 year 2001 on the provision of Telecommunication Services”), No. KM 31/2004 (“Amendment to the Decree of the Minister of Communication No. 23/2002 on the Provisions of Internet Telephony Services for Public Needs”), No. KM 32/2004 (“Interconnection Charges for Telecommunication”), No. KM 33/2004 (“Supervision of Fair Competition in the Provision of Fixed Network and Basic Telephony Services”), No. KM 34/2004 (“Universal Service Obligation”), No. KM 35/2004 (“Provision of Wireless Local Fixed Network with Limited Mobility”), MoCI Regulation No. 6/2005 (“Second Amendments to the Decree of the Minister of Communication No. KM 4/2001 of Fundamental Technical Plan National 2000”), MoCI Regulation No. 7/2005 (“Second Amendments to the Decree of the Minister of Communication No. KM 23/2002 on Internet Telephony Service for Public”), MoCI Regulation No. 13/2005 (“Operation of Telecommunications using Satellite”), MoCI Regulation No. 15/2005 (“Implementing Guidance on Tariff for Non-Tax State Income from USO Contribution”), MoCI Regulation No. 23/2005 (“Prepaid Card Registration”), MoCI Regulation No. 24/2005 (“Provision of Value Added Features”), MoCI Regulation No. 01/2006 (“Operation of Radio Frequency Band 2.1 GHz for Cellular Network), MoCI Regulation No. 8/2006 (“Interconnection”) and MoCI Decree No. 181/2006 (“Frequency Migration”). The MoCI and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including decrees relating to special telecommunications operations and implementation of the cost-based interconnection system.
     Satellite regulation
          The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia such as for the use of orbital slots and radio frequencies, the placement and operation of TELKOM’s satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

     Fixed Wireless Access regulation
          On March 11, 2004, the MoC issued Decree No. 35/2004, which provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access service. In addition, the decree states that each fixed wireless access provider must provide basic telephony services. However, a fixed wireless access provider can only provide fixed wireless access service within its designated area code. Further, fixed wireless access service may not incorporate roaming and auto mutation features. Accordingly, customers cannot use their fixed wireless access phones to make or receive calls when they are located outside their respective area code.
Competition
     Fixed Wireline and Fixed Wireless
          Historically, TELKOM had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated TELKOM’s monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. On May 13, 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. As of December 31, 2005, Indosat is able to provide nationwide DLD services through its CDMA-based fixed wireless network, its own fixed line network and its interconnection arrangements with TELKOM. Based on the interconnection agreement between TELKOM and Indosat dated September 23, 2005, TELKOM has agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Jakarta, Surabaya, Batam, Medan, Balikpapan and Denpasar. To date, Indosat has expanded the coverage of its local fixed network to major areas in Sumatra, Java, Bali, Kalimantan and Sulawesi. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
          TELKOM’s fixed line services also faces direct and indirect competition from other fixed wireline and fixed wireless service providers, such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom, mobile cellular services, fixed cellular services, SMS, VoIP services and e-mail. TELKOM expects that the increasing uses of these services may adversely affect future demand for its fixed line services.
     Cellular
          As of the date of this Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and Excelcomindo. As of December 31, 2006, these nationwide cellular operators (full mobility) collectively had over 90% of the Indonesian cellular market. The number of full-mobility cellular subscribers in Indonesia totaled approximately 47.3 million at the end of 2005 and approximately 63.7 million at the end of 2006, representing an annual growth rate of approximately 34% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 27% at the end of 2006, has remained relatively low compared to many other countries. During recent years, competition among cellular operators has intensified.
          As part of the elimination of TELKOM’s and Indosat’s cross-shareholdings in several telecommunications companies in 2001, TELKOM sold its 22.5% interest in Satelindo to Indosat and Indosat sold its 35% interest in Telkomsel to TELKOM. This has resulted in the cellular market becoming more competitive as contemplated by the Blueprint and the Telecommunications Law.
          GSM mobile cellular operators compete principally on the basis of pricing, brand, network coverage, distribution, technology, value-added services and service quality. TELKOM believes that Telkomsel is able to compete effectively in the Indonesian cellular market due to the quality and coverage of its mobile cellular network and the strength of its brand name.
          TELKOM’s new CDMA-based fixed wireless phone service, TELKOMFlexi, which offers limited mobility and charges customers at PSTN tariff rates that are substantially lower than tariffs for cellular services, may over time offer a competitive alternative to GSM services and attract Telkomsel customers that prefer lower tariff rates in exchange for limited mobility. See “Key Information— Risk Relating to TELKOM and its subsidiaries — Regulators and other telecommunications operators may challenge TELKOM’s ability to apply PSTN tariffs to its new CDMA-based fixed wireless phone service, which is marketed under the brand name TELKOMFlexi”.

          As of December 31, 2006, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 35.6 million cellular subscribers and a market share of approximately 56% of the full-mobility cellular market, which represented an increase compared to its approximately 52% market share as of December 31, 2005. Indosat, as a result of its merger with Satelindo, was the second largest provider with approximately 16.7 million cellular subscribers and a market share of approximately 26% as of December 31, 2006. Excelcomindo had approximately 9.5 million subscribers and a market share of approximately 15% as of December 31, 2006. Since 2003, Mobile 8 has also operated a nationwide CDMA mobile cellular service. Mobile 8 had approximately 1.8 million subscribers and a market share of approximately 3% as of December 31, 2006. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.
          The following table sets forth summary information as of December 31, 2006 on each of the three leading nationwide licensed GSM mobile cellular operators:
Nationwide Licensed GSM Mobile Cellular Operators in Indonesia

Operator
	Telkomsel	Indosat	Excelcomindo
Launch date	May 1995	November 1994(2)	October 1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	25 MHz
3G Licensed frequency bandwidth (2 GHz)	5 MHz	5 MHz	5 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2006)(1)	56%	26%	15%
Subscribers (as of December 31, 2006)(1)	35.6 million	16.7 million	9.5 million

(1)	Estimated, based on statistics compiled by TELKOM.

(2)	In November 2003, Indosat and Satelindo merged, and Indosat has taken over Satelindo’s cellular operations.
     IDD
          On August 1, 2001, the Government through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that TELKOM would receive a commercial license to provide IDD services by the end of 2003. Although TELKOM only received its commercial license on May 13, 2004, it had already made necessary preparations to provide IDD services even prior to the receipt of such license and on June 7, 2004 TELKOM began offering IDD fixed line services to customers. TELKOM has upgraded some switching to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (sertifikat ULO) from the DGPT. In order to connect with overseas operators, TELKOM has built two microwave links to connect Batam-Singapore and Batam-Pangerang (Malaysia). In addition, TELKOM, SingTel and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. TELKOM has also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which was completed in December 2004. TELKOM also extended its international cable by purchasing bandwidth capacity to connect with Hong Kong and TELKOM utilizes this capacity to connect to other countries, such as the United States. TELKOM also completed developing the ground segment to connect to the Intelsat Satellite in December 2004. As a new player in IDD, TELKOM cooperates with some global operators to get direct or indirect connection to reach all offshore destinations. All these preparations have allowed TELKOM to begin offering customers IDD fixed line services on June 7, 2004.
     VoIP
          TELKOM formally launched its VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the Internet, which usually provides substantial cost savings to subscribers. In addition to TELKOM, Excelcomindo, Indosat, Atlasat, Gaharu and PT Satria Widya Prima provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the Internet as well as from software that allows PC-to-PC voice communications through the Internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and, beginning on June 7, 2004, TELKOM.

          VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards, which is expected to result in greater competition among VoIP operators and other IDD service providers.
     Satellite
          In recent years, competition in the Asia-Pacific satellite business has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.
     Other
          During the last three years, competition with respect to multimedia, Internet, and data communications-related services has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. TELKOM expects competition to continue to intensify. Multimedia, Internet and data communications-related service providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.
     Licenses
          The Telecommunications Law requires telecommunication network operators and telecommunication service operators, including TELKOM, to obtain licenses to operate telecommunications networks and provide telecommunications services.
          Fixed wireline and fixed wireless. TELKOM provided local and domestic long-distance fixed line services based on Government Regulation No. 25/1991 and Government Regulation No. 8/1993, which permits TELKOM to provide basic and non-basic fixed line telecommunications services. Based on MoC Ddecree No. KM 39/1993 concerning basic telecommunication operation, TELKOM was permitted to enter into joint operation schemes (KSO) with its existing KSO partners for the provision of fixed line services in their respective regions. The Government has amended certain of TELKOM’s fixed line licenses to comply with the new Telecommunication Law, and TELKOM received its Modern License to provide fixed line services, DLD services and IDD services on May 13, 2004. TELKOM also provides its fixed wireless services pursuant to its authorization to provide fixed line services and applies PSTN tariffs for this service, which are substantially lower than those for cellular services. TELKOM’s ability to provide fixed wireless services at PSTN tariff rates may be challenged by regulators, other cellular operators and cellular trade associations.
          Cellular. Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network, to use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and to use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.
          Third-Generation Mobile Telecommunications System (3G). In February 2006, the Indonesian Government conducted the tender for three radio frequency spectrum licenses of 2.1 GHz, each having a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate nation-wide 3G cellular telecommunication network in Indonesia. The winning bidders would become the operators of 3G cellular telecommunication networks along with two existing license holders (HCPT and PT Lippo Telekom) that had received the 3G licences through a competitive bid in 2003. On February 14, 2006, under MoCI Regulation No. 19/2006, the 3G licenses were awarded to Telkomsel, Indosat and Excelcomindo. As winning bidders, Telkomsel, Indosat and Excelcomindo are subject to an upfront fee of up to 200% of the bidding price, payable within 30 business days of the award. Telkomsel, Indosat and Excelcomindo are also subject to a radio frequency spectrum usage fee of up to 20% of the tender price for the first year, 40% of the tender price for the second year, 60% of the tender price for the third year, 100% of the tender price for the fourth year, and 130% of the tender price for the fifth and each subsequent year. Specifically for HCPT and PT Lippo Telekom, these obligations are calculated based on the lowest price of the three highest offers, which is Rp.160 billion.

          IDD. TELKOM received, as part of its Modern License, its commercial license to provide IDD services on May 13, 2004 pursuant to the terms of MoC decree No. KP 162/2004.
          VoIP and ISP. TELKOM holds a Modern License to provide VoIP and ISP services, pursuant to a DGPT decree No. SK01/DIRJEN/2004, which also permits TELKOM to provide data communications services.
          Network access provider. TELKOM holds a license to provide Internet interconnection services beginning on July 31, 2006, pursuant to a DGPT decree No. 275/DIRJEN/2006.
     Tariffs and Interconnection Charges
          The Government divides tariffs into two categories:
•	Tariffs for the provision of telecommunications services; and

•	Tariffs for provision of telecommunications networks.
     Tariffs for the Provision of Telecommunications Services
          Generally, the MoCI regulates prices and the amount TELKOM can charge is based on a tariff formula for telecommunications services in Indonesia. Telecommunications operators may set the amount of tariff. In this regard, TELKOM’s operating business units have authority to make adjustments to prices based on specific guidelines fixed by the directors of TELKOM.
     Fixed Wireline Tariffs
          Fixed wireline tariffs consist of monthly subscription and usage charges. The Government establishes fixed wireline tariffs by reference to a price cap formula that calculates the maximum average percentage increase in fixed wireline tariffs for a particular year. The maximum increase typically equals the Indonesian Consumer Price Index (CPI) for the preceding year, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, management efficiency, changes in the Rupiah-US Dollar exchange rate, the interests of affected telecommunications operators and the purchasing power of customers.
          In calculating the maximum total percentage increase in tariffs for a particular year, the tariff components for installation, monthly charges and usage charges are weighted in proportion to the contribution made to total revenue of those services (basket revenues) in the prior year. The weighted average increase in prices charged for the services for any year must be equal to or less than the price cap percentage. In addition to tariff increases, the tariff components can also be “rebalanced” from time to time such that the tariffs for monthly and usage charges increase at different rates or certain tariffs decrease while others increase.
          On January 29, 2002, the MoC announced that fixed wireline tariffs would be increased by an average of 45.49% over three years. Effective February 1, 2002, the MoC increased fixed wireline tariffs by a weighted average of 15%. Although fixed wireline tariffs were expected to be increased again effective January 1, 2003, public opposition following the announcement by TELKOM of tariff increases led to the suspension on January 16, 2003 of the implementation of such increases. See “Key Information — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business”.
          On March 30, 2004, the Government announced that it would allow operators to rebalance their tariffs, with the resulting weighted average of tariffs increasing by 9%. As a result, TELKOM has adjusted its fixed wireline and fixed wireless tariffs, with local charges increasing by 28.2%, DLD tariffs decreasing by an average of 10.6% and monthly subscription charges increasing by varying amounts from 12.1% to 25.1%.
          The current tariffs chargeable by TELKOM, which became effective on April 1, 2004, are as follows:

Tariff Rate Schedule (effective April 1, 2004):
Installation and Monthly Charges:

Access charges	Business	Residential	Social
	(Rp.)	(Rp.)	(Rp.)
Installation	175,000 – 450,000	75,000 – 295,000	50,000 – 205,000
Monthly Subscription	38,400 – 57,600	20,600 – 32,600	12,500 – 18,500
Usage charges:

	Price per Pulse	Pulse Duration
	(Rp.)
Local
Up to 20 km	250	3 min (off peak) and 2 min (peak)
Over 20 km	250	2 min (off peak) and 1.5 min (peak)

Rounding Time
	Price Per Minute	Block Duration
(Rp.)
Domestic Long-distance
0-20 km	83 – 122	1 minute
20-30 km	122 – 163	1 minute
30-200 km	325 – 1,290	6 sec
200-500 km	460 – 1,815	6 sec
Over 500 km	570 – 2,270	6 sec
          The Government did not carry out its plan to further increase fixed wireline tariffs to reach the 45.49% average increase announced in January 2002 by January 2005. In an announcement by the MoCI on April 1, 2005 regarding access code, the MoCI indicated that there would be another rebalancing of tariffs in the future. On February 8, 2006, the Government issued decree No. 09/Per/M.KOMINFO/02/2006 on the Procedure on Determination of Current Tariff and Adjusted Tariff of Fixed Network Basic Telephony, which established new formulas for calculating subsequent tariff increases.
          CDMA Fixed Wireless Tariffs
          Tariffs charged to CDMA fixed wireless subscribers are reported as fixed line revenues. TELKOM offers both postpaid and prepaid fixed wireless services.
          Postpaid. Postpaid subscribers pay a one-time activation charge of Rp.25,000 and a monthly charge of Rp.30,000. Usage charges for postpaid subscribers beginning April 1, 2004 are as follows:
Usage charges:

	Price Per Pulse	Pulse Duration
	(Rp.)
Local	250	2 min (off peak) and 1.5 min (peak)

Rounding Time Block
	Price Per Minute	Duration
(Rp.)
Domestic Long-distance
0-200 km	325 – 1,290	6 sec
200-500 km	460 – 1,815	6 sec
Over 500 km	570 – 2,270	6 sec

          For SMS, postpaid subscribers are charged Rp.250 per message. Postpaid subscribers who use TELKOM Internet access via wireless dial-up are charged Rp.165 per minute. Postpaid subscribers who use Public Data Network based dedicated lines for Internet access are charged Rp.5 per KBps.
          Prepaid. Usage charges for prepaid subscribers, effective February 10, 2004, including VAT of 10%, are summarized as follows:
Usage charges:

Rounding Time Block
	Price Per Minute	Duration
(Rp.)
Flexi to Flexi/Fixed Wireline:
Local	260	30 sec
Domestic Long-distance
0-200 km	700 – 1,100	30 sec
Over 200 km	1,600 – 2,500	30 sec
Flexi to mobile cellular:		30 sec
Local	650 – 810	30 sec
Domestic Long-distance		30 sec
0-200 km	1,100 – 1,540	30 sec
Over 200 km	2,250 – 3,150	30 sec
          For SMS, prepaid subscribers are charged Rp.350 per message. Prepaid subscribers who use TELKOM Internet access via wireless dial-up are charged Rp.350 per minute.
     IDD Tariffs
          TELKOM commenced offering IDD fixed line services on June 7, 2004. Tariffs for IDD calls are set by service providers, subject to specified maximum limits established by the Government. As of the date of this Annual Report, TELKOM’s IDD tariffs are as follows:

Rounding Time Block
Region	Price Per Minute	Duration
(Rp.)
Africa	5,090 – 6,440	6 sec
Americas and Caribbean	5,090 – 7,470	6 sec
Asia and Oceania	4,410 – 9,630	6 sec
Europe	5,090 – 9,630	6 sec
Middle East	5,090 – 8,460	6 sec
     Cellular Tariffs
          The Indonesian cellular telecommunications market generally operates on a “calling party pays” system, which requires that the originators of telephone calls pay for calls. Cellular operators in Indonesia set their own tariffs, subject to specified maximum limits established by the Government. On February 8, 2006, the MoCI issued decree No. 8/2006, which mandates the new cost-based interconnection tariff scheme for all telecommunications network and services operators. This scheme became effective on January 1, 2007.
          Postpaid Tariffs. The cellular tariffs for postpaid subscription services consist of activation, monthly subscription and usage charges. The following table sets forth the maximum cellular tariffs for postpaid services, effective February 25, 1998:
Mobile Cellular Tariff (maximum postpaid tariff):

Activation	Rp.200,000
Monthly Charge (including frequency charge)	Rp.65,000/month
Usage Charge:
Air Time	Rp.325/minute
Roaming(1)	Rp.1,000/call plus incoming charge per minute
Local Cellular Conversation	PSTN local tariff
DLD Cellular Conversation	PSTN DLD tariff

(1)	Beginning in mid-2005, Telkomsel provides free roaming services to its subscribers.
          Prior to the amendments in 1998 to implement the current cellular tariff structure, the Government amended the cellular tariff structure in 1997 and 1994.
          Telkomsel charges new postpaid subscribers a maximum one-time connection fee of Rp.200,000 for service activation, although discounts may be granted. After initial connection, Telkomsel charges a monthly subscription fee ranging from Rp.0 (provided minimum monthly usage reaches Rp.25,000) to Rp.65,000 per month (depending on the chosen tariff plan). Usage charges as of December 31, 2006 are as follows:

Rounding Time Block
	Price Per Minute	Duration
(Rp.)
Mobile cellular to mobile cellular:
Local	650 - 938	20 sec
Domestic Long-distance
DLD1 (neighboring point-of-charging areas)	650 – 2,628	15 sec
DLD2 (other areas)	650 – 3,083	15 sec
Mobile cellular to fixed line:
Local	450 - 531	20 sec
Domestic Long-distance
30-200 km	650 – 1,696	15 sec
200-500 km	785 – 2,221	15 sec
Over 500 km	895 – 2,676	15 sec
International Long-distance:
Group I	3,675 – 5,880	15 sec
Group II	4,237 – 6,780	15 sec
Group III	4,687 – 7,500	15 sec
Group IV	5,362 – 8,580	15 sec
Group V	6,225 – 9,960	15 sec
Group VI	7,050 – 11,280	15 sec
Group VII	8,025 – 12,840	15 sec
          Prepaid Tariffs. For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. As of December 31, 2006, Telkomsel charged its prepaid customers (SimPATI / KARTU As) usage charges as follows:

	Price Per Minute		Rounding Time Block Duration
	(Rp.)
	SimPATI	KARTU As	SimPATI	KARTU As
Calls within Telkomsel:
Local	300 – 1,500	1,200	30 sec	per sec
Domestic Long-distance
Zone 1	300 – 4,000	1,200	30 sec	per sec
Zone 2	300 – 4,500	1,200	30 sec	per sec
Calls to other cellular:
Local	1,300 – 1,600	2,400	30 sec	per sec
Domestic Long-distance
Zone 1	3,500 – 4,000	2,400	30 sec	per sec
Zone 2	4,000 – 4,500	2,400	30 sec	per sec
Calls to fixed line/fixed wireless:
Local	750 - 950	1,800	30 sec	per sec
Domestic Long-distance
30-200 km	2,000 – 2,300	1,800	30 sec	per sec
200-500 km	3,200 – 3,720	1,800	30 sec	per sec
Over 500 km	3,600 – 4,150	1,800	30 sec	per sec
International Long-distance:
Group I-III	7,500 – 8,000	8,000	15 sec	60 sec
Group IV-VII	11,000 – 12,000	12,000	15 sec	60 sec
     Leased Line Tariffs
     The Government determines the maximum tariffs for leased lines. The Government reduced leased line tariffs substantially in 1997 and 1998. On January 1, 1997, the Government decreased tariffs for leased lines by an average of

52%. Leased line tariffs for other telecommunications operators and Government bodies were further reduced by up to 30% effective January 1, 1998. The Government has announced that it intends to move towards a formula-based tariff structure for leased line services, however, it has not announced a proposed framework for such a formula.
          The following table sets forth the maximum leased line tariffs, effective January 1, 1998 and still valid as of the date hereof:

Maximum Tariff
(Rp.)
Installation charge
Customer access	600,000 – 700,000(1)
Other operator access	900,000
Monthly subscription charge
Analog line
Local (or up to 25 km)	60,000 – 250,000(2)
Inter-local (over 25 km)	779,400 – 3,557,750(3)
Digital line
Local (or up to 25 km)	190,000 – 172,268,000(4)
Inter-local (over 25 km)	478,800 – 2,308,628,250(5)

(1)	Price differs by equipment provided by TELKOM.

(2)	Price differs by user (private, other licensed operator, or government) and equipment provided by TELKOM.

(3)	Price differs by user (private, other licensed operator, or government) and distance.

(4)	Price differs by user (private, other licensed operator, or government) and speed.

(5)	Price differs by user (private, other licensed operator, or government), speed and distance.
     VoIP Tariffs
          Charges for VoIP services may be freely determined by VoIP operators, based on cost. TELKOM has launched its VoIP services, which as of the date of this Annual Report consist of TELKOM Global-017 and its lower-cost alternative, TELKOMSave. TELKOM believes that the tariff for TELKOM Global-017 service and the TELKOMSave service are approximately 40% and 60%, respectively, of the tariffs charged by Indosat and TELKOM for IDD calls.
     Kiosk phone Tariffs
          Charges for kiosk phones may be freely determined by operators. Kiosk phones are public phones that are operated by third-parties. TELKOM gains 70% of basic tariff charged by operators to its customers on calls placed from kiosk phones.
     Satellite Tariffs
          TELKOM generally charges an annual tariff of between US$1.05 million to US$1.20 million per transponder, although in some instances TELKOM may offer discounted tariffs for long-term commitments or loyal customers.
     Broadband Access
          The following table sets forth the current tariffs for TELKOM’s broadband access services:

			Monthly
Speedy Services	Activation Fee	Monthly Fee	Usage Allowance	Excess Usage Charge
	(Rp.)	(Rp.)		(Rp.)
Speedy for Personal	150,000	300,000	750 MB	700/MB
Speedy for Professional	150,000	700,000	2.0 GB	700/MB
Speedy for Office	150,000	2,000,000	Unlimited	—
Speedy for Warnet	150,000	3,000,000	Unlimited	—

     Tariffs for Other Services
          The amount of the tariffs for telephony and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services, while there is no stipulation for the tariff of other services.
     Tariffs for Interconnection and Access
          As of December 31, 2006, the Government establishes the percentage of tariffs and amount of interconnection charges to be received by each operator in respect of calls that transit multiple networks. Interconnection costs paid for interconnection with TELKOM’s fixed line network vary, depending on the type of interconnected operator (e.g., IDD, cellular, fixed wireline, fixed wireless or satellite networks), and are determined in accordance with MoC decree No. 46/1998 (between IDD networks, between domestic fixed networks, domestic fixed and IDD networks, between cellular networks, cellular and domestic fixed networks, cellular and IDD networks), as amended by MoC decree No. 37/1999 (domestic fixed and IDD networks) and MoC decree No. KU506/1997 (between local fixed and domestic networks). For interconnection with satellite operators, interconnection costs are based on MoC decree No. 30/2000. Interconnection costs for local fixed and domestic networks are based on decree No. KU506/1997. Interconnection costs paid by interconnecting operators are based principally on negotiations between the network providers and in the event no agreement is reached by the providers, the interconnection costs are to be determined in accordance with above mentioned decrees.
          According to MoCI Regulation No. 8/2006, each operator shall prescribe its tariff on its RIO, and each dominant operator’s RIO shall be approved by the ITRB. On April 12, 2006, DJPT issued Decree No. 141/2006 regarding Determination of Dominant Operators, in which TELKOM, Indosat and Telkomsel were declared as dominant operators for RIO purposes. The tariffs for interconnection with TELKOM’s network are presented in TELKOM’s RIO, as determined by DJPT No. 279/DIRJEN/2006 on August 4, 2006, and vary depending on the type of interconnected operator (local fixed network, cellular network, international, satellite mobile network and international network). On December 28, 2006, TELKOM and all other network operators signed amendments to their respective existing interconnection agreements for the implementation of the cost-based tariffs obligated under the MoCI Regulation No. 8/2006. These amendments became effective on January 1, 2007. For more information about the scheme, see “Information on the Company — Interconnection”.
          On February 8, 2006, the MoCI issued decree No. 8/2006, which mandates the new cost-based interconnection tariff scheme for all telecommunications network and services operators. This scheme became effective on January 1, 2007. See “Key Information — Risks relating to TELKOM and its subsidiaries — TELKOM operates in a legal and regulatory environment that is undergoing significant reforms and such reforms may adversely affect TELKOM’s business” and. “Information on the Company— Indonesian Telecommunications Industry — Regulations — Interconnection”.
     Interconnection with Fixed line Network
          The Government’s National Fundamental Technical Plan set forth in decree 4 of 2001, as amended by Decree 28 of 2004 and MoCI Regulation No. 6/2005, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with TELKOM’s fixed line network. As of the date of this Annual Report, the fees for interconnection within TELKOM’s fixed line network are mainly referred to in decree No. 506/1997, decree No. 46/1998, decree No. 37/1999, decree No. 30/2000 and Law            No. 36/1999. Certain interconnection fees are determined based on negotiations between interconnecting parties. On December 28, 2006, TELKOM and all other network operators signed amendments to their respective existing interconnection agreements for the implementation of the cost-based tariffs obligated under Regulation No. 8/2006. The amendments took effect on January 1, 2007.
          Local Fixed line Interconnection with Indosat. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya on May 29, 2004 and in Jakarta on July 25, 2004, thereby creating a “duopoly system” in Indonesia’s fixed line domestic telecommunications market. Based on the interconnection agreement between TELKOM and Indosat for interconnection of local and domestic long distance calls, dated September 23, 2005, the operator of the network on which the calls terminate receives an agreed amount per minute.
          Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect to TELKOM’s fixed line network at TELKOM’s gateway. As of the date of this Annual Report, other than TELKOM and Indosat, PT Bakrie

Telecom (formerly Ratelindo) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between TELKOM and PT Bakrie Telecom is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on PT Bakrie Telecom’s network and terminating on a cellular network and vice versa which transit through TELKOM’s fixed line network, TELKOM receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on TELKOM’s fixed line network and terminate on PT Bakrie Telecom’s network, PT Bakrie Telecom receives an agreed amount per minute. For domestic long-distance calls that originate on PT Bakrie Telecom’s fixed line network and terminate on TELKOM’s network and for transit long-distance calls through TELKOM’s fixed line network, TELKOM receives an agreed percentage of the prevailing long-distance tariff. In addition, PT Bakrie Telecom receives a certain fixed amount for each minute of incoming and outgoing international calls to and from PT Bakrie Telecom that transit through TELKOM’s fixed line network and use TELKOM’s IDD service. It also receives 25% of the prevailing interconnection tariff of incoming and outgoing international calls that transit through TELKOM’s fixed line network but use Indosat’s IDD service.
          Other Fixed Wireline Interconnection. Since September 1, 1998, TELKOM has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on TELKOM’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender-keeps-all” basis. For local calls originating on BBT’s network and terminating on a cellular network and vice versa which transit through TELKOM’s fixed line network, TELKOM receives an agreed percentage of the prevailing tariff for local calls. For interconnection of DLD calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT receives a certain fixed amount for each minute of incoming and outgoing international calls from and to BBT that transit through TELKOM’s fixed line network and use TELKOM’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through TELKOM’s fixed line network and use Indosat’s IDD service.
     Cellular Interconnection
          In respect of local interconnection calls, including transit calls, between a cellular network and TELKOM’s fixed line network, TELKOM receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from TELKOM’s fixed line network to a cellular network, TELKOM charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator air time charges.
          The Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for DLD calls which originate on TELKOM’s fixed line network, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 40% of the tariff in cases where the entire DLD portion is carried by a cellular operator up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network. For DLD calls that originate from a cellular subscriber, TELKOM is entitled to retain a portion of the prevailing DLD tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits through TELKOM’s fixed line network and terminates on another cellular subscriber with the entire DLD portion carried by a cellular operator, up to 85% of the tariff in cases where the entire DLD portion is carried by TELKOM’s fixed line network and terminates on TELKOM’s fixed line network.
     International Interconnection
          Interconnection on TELKOM’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff in 2006 for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on TELKOM’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. 37 of 1999:

Description	Tariff
Access Charge	Rp.850/successful call
Usage Charge	Rp.550/paid minute
          A new interconnection tariff scheme became effective on January 1, 2007.

          In addition, since June 2004, TELKOM has provided IDD services. As of the date of this Annual Report, TELKOM’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using TELKOM’s IDD service or terminating incoming international calls routed through TELKOM’s international voice telecommunications gateway are negotiated with each respective domestic operator.
     Satellite Phone Interconnection
          Since the fourth quarter of 2001, TELKOM has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between TELKOM and PSN, TELKOM receives Rp.800 per minute for network charges and an additional Rp.300 per minute origination fee if the call originates from TELKOM’s fixed line network.
     VoIP Interconnection
          Previously, MoC Decree No. 23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP were to be fixed by the MoC. As of the date of this Annual Report, the MoCI, to which telecommunications regulatory responsibility was transferred in February 2005, has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, TELKOM will continue to receive connection fees for calls that originate or terminate on TELKOM’s fixed line network at agreed fixed amounts per minute.
Trademarks, Copyrights and Patents
          TELKOM has a number of registered intellectual property rights consisting of trademarks, copyrights and patents. TELKOM has registered with the Directorate General of Intellectual Property Rights of the Ministry of Justice and Human Rights of the Republic of Indonesia (i) trademarks for its corporate name, logo and certain services including the names of TELKOM’s products; (ii) copyrights of books and artworks; and (iii) a patent for SMS grouping services. In addition, TELKOM is in the process of applying for copyrights of certain books. These intellectual property rights are important to TELKOM’s business.

Business and Organizational Structure
Information on Subsidiaries and Associated Companies
     Subsidiaries
          As of December 31, 2006, TELKOM had interests in nine consolidated direct subsidiaries and five unconsolidated direct associated companies. The business activities of the consolidated subsidiaries (as further described below) are described as part of TELKOM’s business in this annual report, as well as in Note 1c to the consolidated financial statements. For a description of the activities of TELKOM’s unconsolidated associated companies, please see “Unconsolidated Associated Companies” below and Note 11 to the consolidated financial statements.
          The following table sets forth TELKOM’s direct ownership interest in companies as of December 31, 2006. TELKOM’s ownership interests in associated companies may be increased or diluted as a result of TELKOM’s planned restructuring of its legal ownership interests in these companies to focus on fixed phone, mobile phone and multimedia businesses. In January 2006, TELKOM’s subsidiary, PT Multimedia Nusantara (“Metra”) together with PT Mekar Prana Indah (owned by Dana Pensiun Bank Indonesia or Bank Indonesia’s Pension Fund and Yayasan Kesejahteraan Karyawan Bank Indonesia) established a company called PT Finnet Indonesia. The new company will provide nationwide financial network services transmitting banking data and e-payments throughout Indonesia.

	Legal Ownership
	(%) As of
Company	December 31, 2006	Notes	Business Operations
CONSOLIDATED
A. Direct subsidiaries
Fixed Phone:
PT AriaWest International (“AriaWest”)	100	(1)	Telecommunications
PT Dayamitra Telekomunikasi (“Dayamitra”)	100	(2)	Telecommunications
PT Pramindo Ikat Nusantara (“Pramindo”)	100	(3)	Telecommunications construction & services
Cellular:
PT Telekomunikasi Selular (“Telkomsel”)	65	(4)	Telecommunications (GSM cellular phone services)
Application, Content, Datacom:
PT Multimedia Nusantara (“Metra”)	100	(5)	Multimedia
PT Infomedia Nusantara (“Infomedia”)	51	(6)	Data and information service

PT Indonusa Telemedia (“Indonusa”)	96	(7)	Pay TV
PT Napsindo Primatel Internasional (“Napsindo”)	60	(8)	Telecommunications
Property & Construction:
PT Graha Sarana Duta (“GSD”)	99.9	(9)	Real estate, construction and services

B. Indirect subsidiaries
Telekomunikasi Selular Finance Limited (“TSFL”)	100	(10)	Finance
Telkomsel Finance B.V.(“TFBV”)	100	(11)	Finance
Aria West International Finance B.V. (“AWI BV”)	100	(12)	Finance
PT Balebat Dedikasi Prima (“Balebat”)	65	(13)	Data Printing & Communication
PT Finnet Indonesia (“Finnet”)	60	(14)	Banking data and communication

UNCONSOLIDATED
A. Direct associated companies
Where TELKOM owns between 20% to 50%:
PT Patra Telekomunikasi Indonesia (“Patrakom”)	40	(15)	VSAT services
PT Citra Sari Makmur (“CSM”)	25	(16)	VSAT and other telecommunication services
PT Pasifik Satelit Nusantara (“PSN”)	22.38	(17)	Satellite transponder and communications
Where TELKOM owns less than 20%:
PT Batam Bintan Telekomunikasi (“BBT”)	5	(18)	Fixed-phone (in Batam and Bintan islands)
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	3.18	(19)	Telecommunication network and equipment maintenance

B. Indirect associated companies
Bridge Mobile Pte. Ltd. (“BMP”)	12.5	(20)	Mobile services (in the Asia Pacific)

(1)	TELKOM fully controlled AriaWest from July 31, 2003, after acquiring 100% of AriaWest from PT.Aria Infotek (52.50%), MediaOne International I B.V. (35%) and The Asian Infrastructure Fund (12.50%). Pursuant to the Sale and Purchase Agreement dated September 12, 2005, one share in AriaWest was transferred to Mr. John Welly in order to comply with the legal requirement that Indonesian limited liability companies should be owned by more than one shareholder. On March 6, 2007, the name of PT Aria West International was changed to PT Telekomunikasi Indonesia International (See note 54b to the consolidated financial statements).

(2)	TELKOM controlled 100% of the shares of Dayamitra from December 14, 2004, following the acquisition of 9.68% shares of Dayamitra from TM Communications (HK) Ltd., which increased TELKOM’s ownership in Dayamitra from 90.32% to 100%. One TELKOM’s share in Dayamitra was transferred to Mr. Robby Rubama Sadeli in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.

(3)	TELKOM and the shareholders of Pramindo signed a Conditional Sale and Purchase Agreement for the sale of the Pramindo shares on April 19, 2002, pursuant to which TELKOM received 30% of the shares of Pramindo in August 2002 and additional 15% in September 2003 while the remaining 55% was to be transferred to TELKOM on December 15, 2004. Although TELKOM only had 30% of the shares of Pramindo, TELKOM acquired control of Pramindo on August 15, 2002 and accordingly, TELKOM consolidated 100% of Pramindo from August 15, 2002. TELKOM signed a short-term loan agreement with ABN AMRO Bank N.V. Jakarta in the amount of approximately US$130 million on January 29, 2004 to finance the accelerated purchase of the remaining 55%. On March 15, 2004, TELKOM used the loan proceeds to repurchase the promissory notes that were due on June 15, 2004, September 15, 2004 and December 15, 2004. Following this transaction, TELKOM owned 100% of Pramindo. One of TELKOM’s shares in Pramindo was transferred to Mr. Adek Julianwar in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder.

(4)	Telkomsel was established in 1995 by TELKOM (51%) and PT Indosat Tbk (49%). Following various transactions and changes in ownership, Telkomsel is currently owned by TELKOM (65%) and Singapore Telecom Mobile Pte. Ltd. (35%).

(5)	TELKOM increased its ownership in Metra on April 8, 2003 to 100% by acquiring 69% of the shares of Metra from PT Indocitra Grahabawana under a share-swap transaction. TELKOM intends to use Metra to operate multimedia services in line with TELKOM’s strategy to focus on phone, mobile and multimedia services. Pursuant to a sale and purchase agreement dated September 12, 2005, one share in Metra was transferred by TELKOM to Mr. John Welly in order to comply with the legal requirement that Indonesian limited liability companies be owned by more than one shareholder. Based on AGMS, Juli 21, 2005, Metra decided to issued additional shares amounting to Rp 26 billion to TELKOM. TELKOM fully paid the share on October 21, 2005.

(6)	Infomedia was established in 1984 and is currently owned by TELKOM (51%) and PT Elnusa (49%), a subsidiary of PERTAMINA — an Indonesian state-owned oil company. Infomedia provide telephone directory and other information services.

(7)	On August 8, 2003, TELKOM and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement pursuant to which TELKOM received an additional 31% of the shares of Indonusa from CPSC. Following this transaction, TELKOM’s ownership in Indonusa increased from 57% to 88%. Pursuant to an extraordinary general meeting of the shareholders of Indonusa on October 29, 2003, all of the stockholders agreed to convert an additional Rp.13,500 million of debt owed by Indonusa to TELKOM into newly issued shares of Indonusa. Following such conversion, TELKOM’s ownership in Indonusa increased from 88% to 90%. As of December 31, 2005, CPSC did not hold any shares in Indonusa. CPSC is not a major customer of TELKOM. In November 2005, TELKOM increased its ownership in Indonusa from 90% to 95.29% by acquiring 5.29% of the shares in Indonusa, owned by PT Megacell Media.

(8)	TELKOM increased its ownership in Napsindo from 32% to 60% by acquiring 28% of the shares of Napsindo from PT Info Asia Sukses Mandiri (“InfoAsia”) on January 28, 2003. Napsindo is currently owned by TELKOM (60%) and PT Info Asia Sukses Mandiri (40%). As of January 13, 2006, Napsindo’s operations had been ceased.

(9)	TELKOM acquired 100% of GSD on April 6, 2001, from Koperasi Mitra Duta and Dana Pensiun Bank Duta. TELKOM transferred one of such shares to Mr. Martono in order to comply with the legal requirement that Indonesian limited liability companies should be owned by more than one shareholder.

(10)	Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

(11)	TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

(12)	AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

(13)	Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

(14)	Finnet was established in January 2006 by Metra (60%), a wholly-owned subsidiary of TELKOM and PT Mekar Prana Indah, owned by Dana Pensiun Bank Indonesia / Bank Indonesia Pension Fund and Yayasan Kesejahteraan Bank Indonesia. Finnet provides nationwide financial network services transmitting banking data and e-payments.

(15)	On August 26, 2005, TELKOM purchased a 10% stake in PT Patra Telekomunikasi Indonesia (“Patrakom”) from Indosat. As a result, TELKOM’s ownership in Patrakom increased from 30% to 40%, and the remaining shares are owned by PT Elnusa (40%) and PT Tanjung Mustika (20%).

(16)	CSM was established in 1986 by Mr. Subagio Wirjoatmodjo and Bell Atlantic Indonesia Inc. Currently, CSM is owned by PT Tigatra Media (38.29%), Media Trio (L) Inc. Malaysia (36.71%), and TELKOM (25%).

(17)	As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. PSN and its creditors have consummated a debt-to-equity conversion, pursuant to which PSN issued 18,180,660 new shares to the creditors. The conversion has the effect of diluting the shareholding percentage of the existing shareholders of PSN, including TELKOM. In 2005, TELKOM’s ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion. In January 2006, TELKOM’s ownership interest in PSN was further diluted to 22.38% as a result of the debt-to-equity conversion and additional shares received from other shareholders.

(18)	BBT was established in 1996 by PT Batamindo Investment Co (95%) and TELKOM (5%). BBTprovide fixed line services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island. There are special economic and tourist development zones on those islands.

(19)	Bangtelindo was established in 1993 by TELKOM (15%), PT Indosat (15%), PT Inti (15%) and other shareholders (55%). Bangtelindo is currently owned by Dana Pensiun TELKOM (82%), TELKOM (3.18%) and other shareholders (14.82%).

(20)	BMP was established in 2004 by Telkomsel (14.286%) and six other international mobile operators in the Asia-Pacific region. On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.5% following the issuance of new shares by BMP to a new shareholder, namely, Hong Kong CSL Limited.
     Unconsolidated Associated Companies
     PT Patra Telekomunikasi Indonesia (“Patrakom”)
          Patrakom was established in September 1995 and as of the date of this Annual Report is owned by TELKOM (40%), PT Elnusa (40%) and PT Tanjung Mustika (20%). Patrakom provides satellite communication (VSAT) and related services and facilities to companies in various industries.
     PT Citra Sari Makmur (“CSM”)
          CSM was established in February 1986 and as of the date of this Annual Report is owned by TELKOM (25%), PT Tigatra Media (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.
     PT Pasifik Satelit Nusantara (“PSN”)
          PSN was established in July 1991 and as of the date of this Annual Report, PSN is legally owned by Magic Alliance Labuan Limited (42.67%), TELKOM (22.38%), Bank of New York (9.97%), Pulsa Labuan Limited (3.95%), Skaisnetindo Teknotama (3.77%), PT Trinur Cakrawala (3.75%), Hughes Space and Communications International (3.71%), Telesat Canada (3.71%) and others (6.10%). PSN provides satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its common stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
          As part of the agreement signed on August 8, 2003 between TELKOM and CPSC, TELKOM was entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to TELKOM. TELKOM received the shares of CPSC in PSN on August 9, 2004, increasing its legal ownership interest in PSN to 43.69%. In 2005, TELKOM’s ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion by PSN. In 2006, TELKOM’s ownership interest in PSN was further diluted to 22.38% as a result of the debt-to-equity conversion by PSN and additional shares received from other shareholders.
          As of the date of this Annual Report, TELKOM is evaluating the costs and benefits associated with an increase of its ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.
     PT Batam Bintan Telekomunikasi (“BBT”)
          BBT was established in June 1996 and as of the date of this Annual Report is owned by TELKOM (5%) and Batamindo Investment (95%). BBT provides fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island which are special economic and tourist development zones on those islands.
     PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
          Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are TELKOM (3.18%), TELKOM’s Pension Fund (82%) and others (14.82%). Bangtelindo’s primary business is providing telecommunications network maintenance services and consultancy services on the installation and maintenance of telecommunications facilities.

     Bridge Mobile Pte. Ltd.
          On November 3, 2004, Telkomsel together with six other international mobile operators in the Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific.
          Telkomsel holds a 14.286% ownership interest. In 2005, Telkomsel’s ownership interest in Bridge Mobile Pte. Ltd. was diluted to 12.5% as a result of the issuance of shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.
     PT Mandara Selular Indonesia (“MSI”), previously referred to as PT Mobile Selular Indonesia (“Mobisel”)
          On January 13, 2006, TELKOM sold its entire ownership interest in MSI to a third party, namely, Twinwood Venture Limited. The resulting gain was not significant to TELKOM’s consolidated statement of income.
B. Property, Plants and Equipment
          Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through landrights, notably rights to build (Hak Guna Bangunan) and rights to use (Hak Pakai), whereby the holder of the landright enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the landrights are freely tradeable and may be pledged as security under loan agreements.
          As of December 31, 2006, TELKOM, excluding its subsidiaries, had land use rights to approximately 2,578 properties. TELKOM holds registered rights to build for the majority of its real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of TELKOM’s real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of TELKOM’s properties are mortgaged. TELKOM is not aware of any environmental issues which may affect the utilization of its properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          The following discussion and analysis should be read in conjunction with the consolidated financial statements of TELKOM for the three years ended December 31, 2004, 2005 and 2006 included elsewhere in this Annual Report.
A. Operating Results
Overview
          TELKOM is the principal provider of local and domestic telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through its majority owned subsidiary Telkomsel. TELKOM’s objective is to become a leading full service and network provider in Indonesia through the provision of a wide range of communications services. As of December 31, 2006, TELKOM had approximately 12.9 million fixed lines in service consists of 8.7 million Fixed Wireline and 4.2 million Fixed Wireless and Telkomsel had approximately 35.6 million mobile cellular subscribers. TELKOM also provides a wide range of other communication services, including telephone network interconnection services, multimedia, data and Internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.
          TELKOM believes that its operating results in 2004 were significantly affected by:
•	the general economic situation in Indonesia, particularly the depreciation of the Rupiah during 2004;

•	an increase in fixed line tariffs by 9%;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	the growth in TELKOM’s revenues from interconnection, data and Internet services;

•	the amendment of KSO agreement with Mitra Global Telekomunikasi Indonesia (MGTI) on January 20, 2004 which resulted in TELKOM obtaining the legal right to control financial and operating decisions of KSO IV, and the subsequent consolidation of KSO IV; and

•	increased depreciation expense and operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless.
          TELKOM believes that its operating results in 2005 were significantly affected by:
•	the increase in fixed lines, particularly in fixed wireless lines;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	increased demand for data and Internet services, particularly in SMS, broadband Internet, and data communication network services using frame relay and IP VPN;

•	increased operations and maintenance expenses associated with Telkomsel’s expansion of its network capacity and an increase in TELKOM’s fixed assets due to TELKOM’s aggressive deployment of fixed wireless;

•	increased depreciation expense, primarily due to Telkomsel’s expansion of its network capacity, increase in TELKOM’s fixed wireless assets and change in TELKOM’s estimation of remaining useful lives for certain cable network facilities (WLL and Approach Link equipment) and transmission and installation equipment (BSS equipment) at Jakarta and West Java; and
•	write-down of assets and loss on procurement commitments due to the Government’s decision to allocate the 1900 MHz frequency spectrum for exclusive use in 3G services commencing at the end of 2007. As a result of this decision, TELKOM no longer being able to use its BSS equipment operating in the 1900 MHz in Jakarta and West Java areas commencing at the end of 2007.
          TELKOM believes that the factors that have materially affected TELKOM, as well as the environment in which it operates, during 2006 were:
•	the increase in fixed lines, particularly in fixed wireless lines;

•	increased competition among cellular operators, particularly in the prepaid market;

•	the growth in the Indonesian cellular market and the corresponding increase in Telkomsel’s revenues;

•	increased demand for data and Internet services, particularly in SMS.

•	increased operations and maintenance expenses associated with TELKOM’s aggressive deployment of network infrastructure which primarily was contributed from Telkomsel’s expansion of its network capacity;

•	increased in depreciation expenses, primarily due to Telkomsel’s expansion of its network capacity and the increase in TELKOM’s fixed wireless assets; and

•	the amendment of the KSO agreement with Bukaka Singtel on October 19, 2006 which resulted in TELKOM obtaining the legal right to control financial and operating decisions of KSO VII, and the subsequent consolidation of KSO VII.
          TELKOM’s operating results, for the three-year period from 2004 through 2006 reflected significant growth in operating revenues, particularly in the fixed wireless, cellular, interconnection, data and Internet and network businesses. The growth in operating revenues in the fixed wireless business reflected growth in subscribers’ wireless pulse production. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers. The growth of revenues in data and Internet services primarily reflected the increase in SMS traffic from Telkomsel subscribers and increased usage of TELKOM’s multimedia services. Interconnection revenues have also increased as a result of higher interconnection charges received from mobile cellular operators and from the launch of its international long-distance services under the “TIC-007” brand in June 2004. KSO revenues have declined in the three-year period from 2004 through 2006 due to the acquisitions of KSO IV and VII.
          TELKOM’s operating results for the three-year period from 2004 to 2006 also reflected significant growth in operating expenses. From 2004 to 2005, the growth of operating expenses was primarily driven by write-down of assets, and an increase in depreciation expense, personnel expenses and operations, maintenance and telecommunication services expenses. From 2005 to 2006, the growth of operating expenses was primarily driven by an increase in depreciation expense, personnel expenses and operations, maintenance and telecommunication services expenses.
          In August 2005, the Government decided to set aside the 1900 MHz frequency spectrum for the exclusive use in 3G services and 800 MHz frequency spectrum for the exclusive use in the CDMA-based technology network commencing at the end of 2007. As a result, TELKOM’s BSS equipment in Jakarta and West Java areas, which operates in 1900 MHz and forms an integral part of the fixed wireless transmission system of TELKOM, can no longer be used commencing at the end of 2007. Following the Government’s decision, TELKOM reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and recognized a write-down of Rp 616.8 billion relating to this equipment. In addition, TELKOM changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through the June 30, 2007, the date when all of TELKOM’s 1900 MHz BSS equipment are expected to be completely replaced with the 800 MHz BSS equipment. This change in estimate increased depreciation expense by Rp 159.0 billion in 2005 and Rp 173.8 billion in 2006. In addition, TELKOM recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp 79.4 billion in 2005. Due to the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra utilized by the telecommunication industry which resulted in TELKOM not being able to utilize certain frequency spectra TELKOM currently uses to support fixed wireline cable network commencing at the end of 2006. Certain of TELKOM’s cable network facilities, which comprise primarily of WLL and approach link equipment operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, TELKOM shortened its estimate of the remaining useful lives for WLL and approach link equipment in the first quarter of 2005 and began depreciating the then remaining net book value of those assets through December 31, 2006. This change in estimate increased depreciation expense by Rp 471.2 billion in 2005 and Rp 240.4 billion in 2006. The increase in depreciation expense in 2006 was also due to an expansion of Telkomsel’s cellular network and an increase in deployment of fixed wireless network.
          The increase in operations, maintenance and telecommunications services expenses in 2006 was primarily due to a network expansion by TELKOM and incurrence of concession and USO fees, Flexi and radio frequency usage charges (including 3G annual BHP fee).
          In 2005, TELKOM recognized loss on foreign exchange of Rp 516.8 billion primarily due to foreign exchange losses on its US Dollar borrowings. In 2006, TELKOM recognized gain on foreign exchange of Rp 836.3 billion primarily due to foreign exchange gain on its US Dollar borrowings. The gain on foreign exchange was due to the relatively appreciation of the Rupiah during 2006, compared to 2005, and decrease in borrowings denominated in foreign currencies in 2006.
Economic Situation in Indonesia
          In the three-year period from 2004 through 2006, the Rupiah experienced the following (based on Bank Indonesia’s middle exchange rate):
•	in 2004, a depreciation from Rp.8,465 per US Dollar at December 31, 2003 to Rp.9,290 per US Dollar at December 31, 2004;

•	in 2005, a depreciation from Rp.9,290 per US Dollar at December 31, 2004 to Rp.9,830 per US Dollar at December 31, 2005; and

•	in 2006, an appreciation from Rp.9,830 per US Dollar at December 31, 2005 to Rp.9,020 per US Dollar at December 31, 2006.
          As of June 4, 2007, Bank Indonesia’s middle exchange rate was 8,779 to US$1.00.
          For the years ended December 31, 2004, 2005 and 2006, the annual inflation rate was 6.4%, 17.1% and 6.6%, respectively. The interest rate on a one-month Bank Indonesia Certificate (SBI) as of December 31, 2004, 2005 and 2006 was 7.4%, 12.8% and 9.8%, respectively.
Limited Increases in Tariffs
          Since 1995, Indonesian law has provided for domestic fixed line tariff adjustments to be determined by a price cap formula that calculates the maximum total percentage increase in tariffs for a particular year. The maximum increase equals the Indonesian inflation rate (referred to by the Government as the Consumer Price Index (“CPI”)) typically for the last two years, as published by the Indonesian Central Bureau of Statistics, minus an efficiency factor (the “X-factor”), which the Government determines by taking into consideration certain factors including improvements in the cost efficiency of the services resulting from technological improvements, the interests of affected telecommunications operators and the purchasing power of customers. Based on the Decision No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.

Growth of Indonesian Cellular Market and Increase in Telkomsel’s Revenues
          The Indonesian cellular market has increased significantly in recent years. Telkomsel experienced a 37.9% growth in net operating revenues from 2005 to 2006, due to a 46.7% growth in its total number of cellular subscribers, as a result of the increased usage of mobile cellular phones in Indonesia and a corresponding increase in revenues from air time charges. Telkomsel experienced a 43.1% growth in net operating revenues from 2004 to 2005, due to a 49.0% growth in its total number of cellular subscribers. Telkomsel’s revenues from cellular phone services (air time charges – net) accounted for approximately 40.4% of TELKOM’s consolidated total operating revenues for the year ended December 31, 2006, compared to 34.9% for the year ended December 31, 2005 and 30.7% for the year ended December 31, 2004.
          Due to the growth in the cellular market, competition has increased among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators.
Increase in TELKOM’s Interconnection Revenues
          TELKOM’s interconnection revenues accounted for approximately 16.9% of TELKOM’s consolidated operating revenues for the year ended December 31, 2006, compared to 18.5% for the year ended December 31, 2005 and 18.2% for the year ended December 31, 2004. From 2005 to 2006, the 12.1% increase in interconnection revenues was primarily due to a 11.3% increase in net interconnection charges paid to TELKOM by mobile cellular operators to Rp 7,442.3 billion and a 17.1% increase in interconnection revenue from international calls to Rp 1,001.3 billion. TELKOM recognizes these international long-distance revenues as interconnection revenues. From 2004 to 2005, the increase in interconnection revenues was primarily due to a 24.9% increase in net interconnection charges paid to TELKOM by mobile cellular operators to Rp 6,685.1 billion and a 33.3% increase in interconnection revenues from international calls to Rp 854.8 billion. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and service operators and will become effective on January 1, 2007. On December 28, 2006 TELKOM and several network operators signed amendments to their interconnection agreements for its fixed line networks (local, domestic long distance and international) and mobile cellular network for the implementation of the cost-based tariff obligations. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received based on a formula set by the Government, which will require the operators to charge for calls based on the costs of carrying such calls.
Increase in TELKOM’s Data and Internet Revenues
          Data and Internet revenues accounted for approximately 17.7% of TELKOM’s consolidated operating revenues for the year ended December 31, 2006, compared to 16.6% for the year ended December 31, 2005 and 14.2% for the year ended December 31, 2004. TELKOM’s revenues from its data and Internet services increased by 30.7% from 2005 to 2006 and by 44.2% from 2004 to 2005. The increase in data and Internet revenues in 2006 was primarily due to a 26.8% increase in revenues generated from SMS services, an 83.9% increase in revenues from data communication and a 27.6% increase in revenues from Internet connectivity services. The increase in 2005 was primarily due to a 49.0% increase in revenues generated from SMS services, a 69.2% increase in revenues from data communication and a 28.2% increase in revenues from Internet connectivity services. From 2005 to 2006, revenues from VoIP services decreased by 5.0% to Rp 278.1 billion due to a decrease in total incoming VoIP traffic.
Acquisition and Consolidation of KSO IV and VII
          TELKOM’s operating revenues and expenses for the three-year period from 2004 through 2006 have been affected by the acquisition and subsequent consolidation of KSO IV in January 2004, and the acquisition and subsequent consolidation of KSO VII in October 2006. Prior to consolidation of KSO IV and VII, TELKOM received revenues from these KSO regions in the form of guaranteed minimum monthly payments and additional monthly revenue sharing payments from the revenues of the KSO regions after payment of the minimum monthly payments and certain operating expenses. TELKOM was not directly allocated any of the operating expenses for the KSO regions. Upon consolidation, TELKOM no longer receives the minimum monthly payments and revenue sharing payments and instead consolidates all of the revenues and expenses of such KSO regions on its books. As a result, KSO revenues have declined in the three-year period from 2004 through 2006 due to the acquisitions of KSO IV and VII.
          In connection with the acquisition of KSO IV in January 2004, TELKOM recognized the full amount of the liability for the purchase price of approximately US$ 390.7 million or equivalent to Rp.3,285.4 billion, which represents the present value of fixed monthly payments (totaling US$ 517.1 million) to be paid to MGTI (the investor in KSO IV) beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct costs of the business combination. The allocation of the acquisition cost consisted of Rp.2,377.1 billion for property, plant and equipment and

Rp.908.2 million for intangible assets. The allocation of the acquisition cost was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years. The Company is entitled to the remaining KSO Revenue after deducted from operational expense and payment to MGTI for Fixed Investor revenue. In addition, payments for fixed investors revenues must be made to TELKOM before any paymemts would be made to them.
          On October 19, 2006, TELKOM entered into an agreement with BSI (the Investor in KSO VII) to amend and restate the KSO Agreement at Regional Division VII, with the purchase price was approximately Rp 1,770.9 billion. As a result, TELKOM obtained the legal right to control financial and operating decisions of Division VII, in return TELKOM will pay BSI a fixed monthly payment of Rp 55.64 billion using a discount rate of 15% between October 2006 to June 2007, and Rp 44.25 billion from July 2007 until the end of the KSO period on December 2010. The allocation of the acquisition cost consisted of Rp 1,288.9 billion for property, plant and equipment, Rp 452.2 billion for property, plant and equipment under revenue sharing arrangement, Rp 451.7 billion for intangible assets, Rp 266.3 billion for receivables, Rp 143.6 billion for cash and cash equivalent, Rp 70.0 billion for current assets, Rp 7.0 billion for deffered tax assets, Rp (456.6) billion for current liabilities, and Rp (452.2) billion for unearned income on revenue sharing arrangement. The fair value of property, plant and equipment and property plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal where as the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years. As of December 31, 2006, the remaining monthly payments to be made to MGTI and BSI, before unamortized discount, amounted to US$319.2 million (Rp.2,874.1 billion) and Rp. 2,226.4 billion is presented in TELKOM’s balance sheet as “Deferred consideration for business combinations”
Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations Maintenance and Telecommunication Services Expenses
          The depreciation expense and operations, maintenance and telecommunication services expenses have increased significantly during the three-year period from 2004 through 2006. These increases are primarily related to:
•	Write-down of Assets, Depreciation Expense, and Loss on Procurements
          As a result of the Government’s decision issued in the first quarter of 2005 to rearrange the frequency spectra used by the telecommunication service providers, TELKOM can no longer be able to utilize certain frequency spectra it currently uses to support fixed wireline cable network commencing at the end of 2006. Consequently, certain of TELKOM’s cable network facilities within the fixed wireline segment which comprise primarily of WLL and approach link operating in the affected frequency spectra, can no longer be used commencing at the end of 2006. Accordingly, TELKOM shortened its estimate of the remaining useful lives for WLL and approach link equipment in the first quarter of 2005 and began depreciating the then remaining net book value of those assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp 471.2 billion (Rp 329.8 billion after tax) in 2005 and Rp.240.4 billion (Rp 168.3 billion after tax) in 2006, respectively.
          In August 2005, the Government decided to set aside 1900 MHz for the exclusive use in the 3G services and 800 MHz frequency spectrum for the exclusive use in CDMA-based technology network commencing at the end of 2007. Following the Government’s decision, TELKOM’s reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs and recognized a write-down of Rp.616.8 billion in 2005. In addition, TELKOM changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of those assets through June 30, 2007, the date when all of TELKOM’s 1900 MHz BSS equipment are expected to be completely replaced with the 800 MHz BSS equipment. The effect of this change in estimate increased depreciation expense by Rp.159.0 billion in 2005 and Rp 173.8 billion in 2006. In addition, TELKOM recognized a loss relating to non-cancellable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79.4 billion in 2005.
•	Operations, Maintenance and Telecommunication Services Expenses
          Telkomsel’s expansion of its network capacity and infrastructure by deployed 6,162 BTS’s in 2006 and an increase in TELKOM’s fixed assets due to deployment of network infrastructure. In particular, TELKOM continued to expand fixed wireless in 2005 by deployed 47 units of Remote Access Servers and 76 BTS’s in 2006 to service its fixed wireless subscribers.

Basis of Presentation
Consolidation of TELKOM’s Financial Statements
          The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the TELKOM directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.
TELKOM’s Operating Revenues
          The following table sets out TELKOM’s operating revenues, itemized according to TELKOM’s main products and services, for the three years 2004 through 2006, with each item also expressed as a percentage of total operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Operating Revenues
Telephone
Fixed lines	10,645.0	31.4	10,781.3	25.8	10,979.0	21.4
Cellular	10,421.3	30.7	14,570.9	34.9	20,622.6	40.2
Revenue under Joint
Operation Schemes (KSO)	656.6	1.9	588.7	1.4	489.4	1.0
Interconnection-net	6,188.0	18.2	7,742.1	18.5	8,681.5	16.9
Data and Internet	4,808.8	14.2	6,934.3	16.6	9,065.2	17.7
Network	654.3	1.9	586.6	1.4	718.7	1.4
Revenue-sharing Arrangements	280.6	0.8	302.3	0.7	415.5	0.8
Other telecommunications Services	293.2	0.9	301.0	0.7	322.1	0.6

Total Operating Revenues	33,947.8	100.0	41,807.2	100.0	51,294.0	100.0

          Subsequent to an announcement by the DGPT in August 2001 that the Government intended to terminate TELKOM’s exclusive right to provide local and domestic long-distance services. TELKOM’s exclusive right to provide domestic local service was finally terminated in August 2002 and TELKOM’s exclusive right to provide domestic long-distance service was likewise terminated in August 2003. TELKOM, however, received its commercial license to provide IDD fixed line services on May 13, 2004. As a result of the termination of TELKOM’s exclusive right to provide local and domestic long-distance service, Indosat, a competitor of TELKOM, received its commercial license to provide domestic long-distance services on May 13, 2004. Indosat began offering its domestic long-distance service in late 2004. TELKOM expects that revenues from providing interconnection services to new entrants in the domestic local and domestic long-distance markets will increase and its market share of fixed line services will decrease slightly in the future because of the liberalization of these markets. With regard to IDD fixed line services, TELKOM began offering these services to its customers on June 7, 2004 under the “TIC 007” brand. TELKOM recognizes international long-distance revenues from TELKOM’s IDD service (TIC-007) as interconnection revenues.
Fixed Line Telephone Revenues
          The components of fixed line revenues are local and domestic long-distance usage charges, monthly subscription charges, installation charges, phone cards and others. Local and domestic long-distance usage charges, monthly subscription charges and installation charges relate to both fixed wireline and fixed wireless telephones.
          Local and domestic long-distance usage and monthly subscription charges are determined by telecommunications operators based on a formula set by the Government that determines maximum tariff levels. The maximum tariff levels apply uniformly throughout Indonesia. TELKOM’s monthly subscription charges are based on a uniform schedule of charges that vary according to the type of user and the type of services provided. Local and domestic long-distance usage charges vary depending on the distance called, duration and time band, while installation charges, phone cards and other services charges are set by individual operators.
          Most fixed line revenues are recognized as services are provided, except the installation charges are recognized as revenue when a fixed line (referred to as an “installation” in the consolidated financial statements) is placed in service and ready for use.
          Fixed line telephone revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Fixed Line Telephone Revenues
Local and domestic long- distance usage	7,439.3	21.9	7,223.1	17.3	7,130.9	13.9
Monthly subscription Charges	2,934.9	8.6	3,289.8	7.9	3,491.5	6.8
Installation charges	201.3	0.6	197.3	0.5	170.2	0.3
Phone cards	15.6	0.1	10.9	0.0	4.0	0.0
Others	53.9	0.2	60.2	0.1	182.4	0.4

Total	10,645.0	31.4	10,781.3	25.8	10,979.0	21.4

Cellular Telephone Revenues
          The main component of cellular telephone revenues is air time charges. Cellular telephone revenues also include monthly subscription charges, connection fee charges and features.
          Air time charges and monthly subscription charges are determined by telecommunications operators based on maximum tariff levels fixed by the Government. The maximum tariff levels apply uniformly throughout Indonesia. Connection fee charges are determined by individual operators. Only postpaid subscribers pay connection and monthly subscription fees, while prepaid customers generally pay higher air time usage charges. In TELKOM’s consolidated statements of income, a portion of revenues from sales of prepaid starter packs is also recorded as connection fees.
          In the case of postpaid subscribers, monthly subscription charges are recognized when earned, while connection fee revenue is recognized as income when connections take place. In the case of prepaid subscribers, revenues from “starter packs” are recognized upon delivery to distributors, dealers or directly to customers, while revenues from pulse reload vouchers are recognized initially as unearned income and thereafter recognized proportionately as revenue based on duration of successful calls made using the stored value of the voucher or when the unused stored value has expired. Revenues recognized are net of dealer discounts.
          Cellular telephone revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Cellular Telephone Revenues
Air time charges	9,825.7	28.9	13,666.3	32.7	19,257.3	37.5
Monthly subscription Charges	448.5	1.3	383.5	0.9	297.4	0.6
Connection fee charges	55.8	0.2	64.1	0.2	109.2	0.2
Features	91.3	0.3	457.0	1.1	958.7	1.9

Total	10,421.3	30.7	14,570.9	34.9	20,622.6	40.2

Joint Operation Scheme (“KSO”) Revenues
          KSO revenues consist of:
•	Initial payment made by the KSO partners, which is amortized over the life of the KSO Agreement;

•	Minimum TELKOM Revenues (“MTR”), being a specified minimum payment, which is payable monthly; and

•	Distributable KSO Revenues (“DKSOR”), being a specified percentage of KSO revenues after deduction of operating expenses and MTR obligation, which is payable monthly.
          KSO revenues have been decreasing due to the acquisition of KSO partners’ interests in the KSO units, resulting in the revenues of the KSO units being consolidated and included under Fixed Line revenues. The decrease in KSO revenues for 2006 resulted from the acquisition and consolidation of KSO VII in October 2006.
          KSO revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
KSO Revenues
Minimum TELKOM Revenues	296.0	0.9	268.6	0.6	207.5	0.4
Share in Distributable KSO Revenues	349.5	1.0	318.6	0.8	274.6	0.6
Amortization of unearned initial investor payments under Joint Operation Schemes	11.1	0.0	1.5	0.0	7.3	0.0

Total	656.6	1.9	588.7	1.4	489.4	1.0

Interconnection Revenues
          The components of interconnection revenues are revenues from cellular interconnection, international interconnection and other interconnection. Interconnection revenues consist primarily of fees charged to other domestic and international carriers when calls originating in their networks interconnect with TELKOM’s fixed line network and Telkomsel’s mobile cellular network. Interconnection revenues also include international roaming by overseas operators to Telkomsel’s mobile cellular network, a retail fee charged to TELKOM’s subscribers for an outgoing call and international long-distance revenues from TELKOM’s IDD service (TIC-007) since the launch of TELKOM’s IDD service (TIC-007) in June 2004.
          Fees charged for interconnection are determined contractually between operators, subject to maximum fee levels established by Government regulation. Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses paid to other operators. Interconnection revenues are typically accrued initially and settled among operators monthly and can fluctuate significantly as a result of adjustments among operators to accrued amounts at the time of settlement. On February 8, 2006, the MoCI issued Regulation No. 8/2006, which mandates a new cost-based interconnection tariff scheme for all telecommunications network and services operators that effectively applied on 1 January 2007.

          Interconnection revenues for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Interconnection Revenues
Cellular	5,351.6	15.7	6,685.1	16.0	7,442.3	14.5
International	641.2	1.9	854.8	2.0	1,001.4	1.9
Other	195.2	0.6	202.2	0.5	237.8	0.5

Total	6,188.0	18.2	7,742.1	18.5	8,681.5	16.9

Data and Internet Revenues
          The components of data and Internet revenues are revenues from SMS, internet, data communication, VoIP and e-business services. Data and Internet revenue for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Data and Internet Revenue
SMS	3,562.7	10.5	5,309.2	12.7	6,730.5	13.1
Internet	554.9	1.6	711.4	1.7	907.5	1.8
Data communication	360.7	1.1	610.4	1.5	1,122.3	2.2
VoIP	318.9	1.0	292.7	0.7	278.0	0.5
e-business	11.6	0.0	10.6	0.0	26.9	0.1

Total	4,808.7	14.2	6,934.3	16.6	9,065.2	17.7

Network Revenues
          The components of network revenues are revenues from satellite transponder leases and leased lines. Network revenue for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Network Revenue
Satellite transponder lease	210.9	0.6	239.5	0.6	294.1	0.6
Leased lines	443.4	1.3	347.1	0.8	424.6	0.8

Total	654.3	1.9	586.6	1.4	718.7	1.4

Revenues under Revenue-Sharing Arrangements
          The components of revenues under revenue-sharing arrangements are net share in revenue earned under revenue-sharing arrangements and amortization of unearned income under revenue-sharing arrangements.

          Revenues under revenue-sharing arrangements for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Revenues Under Revenue- Sharing Arrangements
Net share in revenue earned under Revenue-Sharing Arrangements	198.6	0.6	165.6	0.4	263.5	0.5
Amortization of unearned income under Revenue- Sharing Arrangements	82.0	0.2	136.7	0.3	152.0	0.3

Total	280.6	0.8	302.3	0.7	415.5	0.8

Other Telecommunications Services Revenues
          Other telecommunications services revenues primarily represent telex and telegram revenues, revenues from the telephone directory assistance business and revenues from cable television services. In 2006, TELKOM’s revenues from other telecommunications services increased by Rp 21.1 billion, or 7.0%, from Rp 301.0 billion in 2005 to Rp 322.1 billion in 2006. The increase in other telecommunications services revenues was primarily due to a increase in directory assistance revenues by Rp 23.1 billion, or 8.2%, from Rp 281.1 billion in 2005 to Rp 304.2 billion in 2006.
TELKOM’s Operating Expenses
          The following table sets out TELKOM’s operating expenses for the three years 2004 through 2006, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Operating Expenses
Depreciation	6,438.6	19.0	7,570.7	18.1	9,178.3	17.9
Operations, maintenance and telecommunications services	4,529.6	13.3	5,916.3	14.1	7,495.7	14.6
Personnel	4,910.0	14.5	6,563.0	15.7	8,513.8	16.6
General and Administrative	2,599.8	7.7	2,764.0	6.6	3,271.5	6.4
Marketing	881.9	2.6	1,126.2	2.7	1,241.5	2.4
Write-down of assets	—	—	616.8	1.5	—	—
Loss on procurement Commitments	—	—	79.4	0.2	—	—

Total Operating Expenses	19,359.9	57.1	24,636.4	58.9	29,700.8	57.9

Depreciation Expense, Write-down of Assets and Loss on Procurement Commitments
          Depreciation expense relates to TELKOM’s property, plant and equipment. TELKOM depreciates its property, plant and equipment, except land, using the straight-line method, based on the useful lives of the assets, commencing in the month such assets were placed into service. Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method. See Note 2k to the consolidated financial statements.
          In accordance with Indonesian GAAP, TELKOM capitalizes interest expenses and foreign exchange gains or losses for assets under construction and depreciates these amounts over the useful lives of such assets. TELKOM capitalized interest expenses for qualifying assets under construction of Rp 57.7 billion, Rp nil and Rp nil in 2004, 2005 and 2006, respectively and also TELKOM capitalized foreign exchange loss for qualifying assets under construction amounted to Rp 74.3 billion, Rp nil and Rp nil in 2004, 2005, 2006 respectively.

          As a result of the Government’s decisions issued in 2005 on the rearrangement of frequency spectra utilized by the telecommunication industry, certain of TELKOM’s fixed wireline cable network facilities, which comprise primarily of WLL and approach link, and TELKOM’s BSS equipment in Jakarta and West Java areas, which are part of transmission installation and equipment for fixed wireless assets, cannot be used through the end of their initial estimated useful lives. In 2005, TELKOM recognized a write-down of assets of Rp 616.8 billion related to transmission installation and equipment of fixed wireless assets and loss on procurement commitments of Rp 79.4 billion related to non- cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas. TELKOM also shortened its estimate of the remaining useful lives for fixed wireline WLL and approach link equipment and the Jakarta and West Java fixed wireless BSS equipment. See “Operating and Financial Review and Prospects — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses.”
Operations, Maintenance and Telecommunications Services Expenses
          Operations, maintenance and telecommunications services expenses for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Operations, Maintenance and Telecommunications Services Expenses
Operations and Maintenance	2,398.2	7.1	3,075.1	7.3	4,209.1	8.2
Radio Frequency Usage Charges	492.6	1.5	548.2	1.3	722.6	1.4
Concession fees and Universal Service Obligation (USO) charges	314.7	0.9	709.2	1.7	881.8	1.7
Cost of phone, SIM and RUIM Cards	366.7	1.1	582.3	1.4	579.3	1.1
Electricity, gas and Water	385.7	1.1	372.5	0.9	417.3	0.8
Vehicles and supporting Facilities	181.7	0.5	217.2	0.5	246.2	0.5
Insurance	151.3	0.4	136.4	0.3	145.1	0.3
Leased lines	132.8	0.4	124.3	0.3	236.4	0.5
Traveling	42.2	0.1	33.5	0.1	39.1	0.1
Call Center	59.6	0.2	105.0	0.3	14.7	0.0
Others	4.1	0.0	12.7	0.0	4.1	0.0

Total	4,529.6	13.3	5,916.3	14.1	7,495.7	14.6

Personnel Expenses
          The main components of personnel expenses in 2006 were salaries and related benefits, which were Rp 2,400.6 billion (US$266.7 million), vacation pay, incentives and other benefits, which were Rp 2,209.1 billion (US$245.5 million), and early retirement expenses, which were Rp 1,461.2 billion (US$162.4 million).
          Personnel expenses for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Personnel Expenses
Salaries and related Benefits	1,796.9	5.3	2,165.9	5.2	2,400.6	4.7
Vacation pay, incentives and other benefits	1,156.1	3.4	1,615.6	3.8	2,209.1	4.3
Early retirements	243.5	0.7	486.4	1.2	1,461.2	2.8
Net periodic post-retirement health care benefit cost	416.3	1.2	488.6	1.2	604.7	1.2

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Net periodic pension Cost	572.4	1.7	532.3	1.3	438.4	0.9
Employee income tax	523.8	1.5	856.4	2.0	889.1	1.7
Long service awards	36.9	0.1	201.9	0.5	215.8	0.4
Housing	103.4	0.3	113.7	0.3	168.4	0.3
Medical	12.2	0.1	18.0	0.0	25.1	0.0
Other employee benefits	11.5	0.1	6.0	0.0	14.3	0.0
Others	37.0	0.1	78.2	0.2	87.1	0.3

Total	4,910.0	14.5	6,563.0	15.7	8,513.8	16.6

General and Administrative Expenses
          The main components of general and administrative expenses in 2006 were amortization of goodwill and other intangible assets, which totaled Rp 944.4 billion (US$104.9 million), arising from the acquisitions of GSD, Dayamitra, Pramindo, AriaWest and KSO IV in previous years, the acquisition of KSO VII and 3G license Telkomsel in 2006, provision for doubtful accounts and inventory obsolescence, which totaled Rp 458.2 billion (US$50.9 million), and collection expenses, which totaled Rp 542.5 billion (US$60.3 million).
          General and administrative expenses for the three years 2004 through 2006 are set out below, with each item also expressed as a percentage of operating revenues:

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
General and Administrative Expenses
Professional fees	137.3	0.4	131.0	0.3	221.0	0.4
Collection expenses	359.0	1.1	379.1	0.9	542.5	1.1
Amortization of goodwill and other intangible assets	872.3	2.6	918.2	2.2	944.4	1.8
Training, education and Recruitment	228.5	0.7	177.9	0.4	224.3	0.4
Travel	192.6	0.6	171.7	0.4	229.7	0.4
Security and screening	143.9	0.4	164.4	0.4	197.4	0.4
General and social Contribution	111.8	0.3	204.3	0.5	301.8	0.6
Printing and stationery	81.0	0.2	50.2	0.1	51.9	0.1
Meetings	58.3	0.2	40.3	0.1	64.0	0.1
Provision for doubtful accounts and inventory obsolescence	357.7	1.1	489.0	1.2	458.2	0.8
Research and development	13.2	0.0	8.4	0.0	8.7	0.0
Others	44.2	0.1	29.5	0.1	27.6	0.1

Total	2,599.8	7.7	2,764.0	6.6	3,271.5	6.4

Marketing Expenses
          Marketing expenses consist of advertising, customer education and other marketing expenses.

	Year Ended December 31,
	2004		2005		2006
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%
Marketing Expenses
Advertising	699.6	2.1	795.6	1.9	944.3	1.8
Customer education	152.4	0.4	305.3	0.7	267.7	0.5
Others	29.9	0.1	25.3	0.1	29.5	0.1

Total	881.9	2.6	1,126.2	2.7	1,241.5	2.4

Results of Operations
Year ended December 31, 2006 compared to year ended December 31, 2005
Operating Revenues.
          Total operating revenues increased by Rp 9,486.8 billion, or 22.7%, from Rp 41,807.2 billion in 2005 to Rp 51,294.0 billion in 2006. The increase in operating revenues in 2006 was primarily due to the increase in revenues from cellular, interconnection and data and Internet.
Fixed Line Telephone Revenues.
          Fixed line revenues increased by Rp 197.7 billion, or 1.8%, from Rp 10,781.3 billion in 2005 to Rp 10,979.0 billion in 2006. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a slight decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp 548.5 billion, or 107.6%, from Rp 509.9 billion in 2005 to Rp 1,058.4 billion in 2006. Fixed wireline revenues decreased by Rp 350.7 billion, or 3.4%, from Rp 10,271.3 billion in 2005 to Rp 9,920.6 billion in 2006.
          The increase in fixed wireless revenues was primarily attributable to a 52.8% growth in the wireless pulse production from 3.6 billion minutes in 2005 to 5.5 billion minutes in 2006. Such increase was partially offset by a slight decrease in fixed wireline revenues which was primarily due to a 7.3% decrease in local and domestic long-distance revenues from Rp 6,920.2 billion in 2005 to Rp 6,413.8 billion in 2006.
Cellular Telephone Revenues.
          Cellular telephone revenues increased by Rp 6,051.7 billion, or 41.5%, from Rp 14,570.9 billion in 2005 to Rp 20,622.6 billion in 2006. The increase in cellular telephone revenues was primarily due to an increase in air time charges, partially offset by a decrease in monthly subscription charges. Air time charges increased by Rp 5,591.0 billion, or 40.9%, from Rp 13,666.3 billion in 2005 to Rp 19,257.3 billion in 2006. Connection fee charges increased by Rp 45.1 billion, or 70.4%, from Rp 64.1 billion in 2005 to Rp 109.2 billion in 2006 due to the growth in KartuHALO. net-additional cellular subscribers. Features charges increased by Rp 501.7 billion, or 109.8%, from Rp 457.0 billion in 2005 to Rp 958.7 billion in 2006 due to an increase in sales from new features services, including ring back tone, message boards and mobile fax services. Monthly subscription charges decreased by Rp 86.1 billion, or 22.4%, from Rp 383.5 billion in 2005 to Rp 297.4 billion in 2006, primarily due to the special exemption from subscription charges for Telkomsel subscribers to match similar programs offered by its competitors. The increase in cellular telephone revenues was primarily attributable to a 47% growth in Telkomsel’s total cellular subscribers from 24.3 million subscribers in 2005 to 35.6 million subscribers in 2006. This increase was caused by a 41% growth in net-additional subscribers from 8.0 million subscribers in 2005 to 11.3 million subscribers in 2006. Postpaid subscribers grew by 13.0% to 1.7 million subscribers and prepaid subscribers grew by 48.8% to 33.9 million subscribers, in each case as of December 31, 2006.
          As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 93.9% in 2005 to 95.3% in 2006. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp 87,000 in 2005 to approximately Rp 84,000 in 2006. The SMS/non-voice ARPU for postpaid remained stable at Rp 47,000 in 2005 and 2006.
Interconnection Revenues.
          Net interconnection revenues increased by Rp 939.4 billion, or 12.1%, from Rp 7,742.1 billion in 2005 to Rp 8,681.5 billion in 2006. Net interconnection revenues comprise net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenues included incoming international long-distance revenues from TELKOM’s IDD service (TIC-007), net of interconnection charges for outgoing international long-distance calls.
          Cellular interconnection revenues increased by Rp 757.2 billion, or 11.3%, from Rp 6,685.1 billion in 2005 to Rp 7,442.3 billion in 2006, primarily due to the growth of cellular subscribers in Indonesia. International interconnection revenues increased by Rp 146.6 billion, or 17.1%, from Rp 854.8 billion in 2005 to Rp 1,001.4 billion in 2006, primarily due to an increase in incoming and outgoing IDD traffic from domestic operators. Other interconnection revenues increased by Rp 35.6 billion, or 17.6%, from Rp 202.2 billion in 2005 to Rp 237.8 billion in 2006, primarily due to the growth of fixed wireless subscribers of Indosat and PT Bakrie Telecom.
          TELKOM’s interconnection revenues accounted for approximately 16.9% of TELKOM’s consolidated operating revenues for the year ended December 31, 2006, compared to 18.5% for the year ended December 31, 2005.
KSO Revenues (Joint Operation Scheme Revenues).
          KSO revenues decreased by Rp 99.3 billion, or 16.9%, from Rp 588.7 billion in 2005 to Rp 489.4 billion in 2006. The decrease in KSO revenues was as a result of the consolidation of KSO VII in October 2006. MTR decreased by Rp 61.1 billion, or 22.8%, from Rp 268.6 billion in 2005 to Rp 207.5 billion in 2006. DKSOR decreased by Rp 44.0 billion, or 13.8%, from Rp 318.6 billion in 2005 to Rp 274.6 billion in 2006. Amortization of unearned initial payments increased by Rp 5.8 billion, or 386.7%, from Rp 1.5 billion in 2005 to Rp 7.3 billion in 2006.
Data and Internet Revenues.
          Data and Internet revenues increased by Rp 2,130.9 billion, or 30.7%, from Rp 6,934.3 billion in 2005 to Rp 9,065.2 billion in 2006. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues, internet connectivity revenues, data communication revenues and e-business service. SMS revenues increased by Rp 1,421.3 billion, or 26.8%, from Rp 5,309.2 billion in 2005 to Rp 6,730.5 billion in 2006 mainly due to a significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity revenues increased by Rp 196.1 billion, or 27.6%, from Rp 711.4 billion in 2005 to Rp 907.5 billion in 2006 due to increased marketing efforts to boost sales of data and Internet services, an increase in usage of the dial-up Internet for TELKOMNet Instant and an increase in Speedy subscribers in 2006. Data communication revenues increased by Rp 511.9 billion, or 83.9%, from Rp 610.4 billion in 2005 to Rp 1,122.3 billion in 2006, due to an increase in new subscribers of data network services, particularly, frame relay and IP VPN, primarily used for the internal data networks of commercial banks. E-business service revenues increased by Rp 16.3 billion, or 153.8%, from Rp 10.6 billion in 2005 to Rp 26.9 billion in 2006, primarily due to the increase in e-payment transactions. VoIP revenues decreased by Rp 14.7 billion, or 5.0%, from Rp 292.7 billion in 2005 to Rp 278.0 billion in 2006, due to the decrease in traffic of outgoing international VoIP calls, which was slightly offset by an increase in total incoming (international termination) VoIP traffic.
Network Revenues.
          Network revenues increased by Rp 132.1 billion, or 22.5%, from Rp 586.6 billion in 2005 to Rp 718.7 billion in 2006. Satellite transponder revenues increased by Rp 54.6 billion, or 22.8%, from Rp 239.5 billion in 2005 to Rp 294.1 billion in 2006, primarily due to an increase in satellite transponder usage by VSAT providers. Leased lines revenues increased by Rp 77.5 billion, or 22.3%, from Rp 347.1 billion in 2005 to Rp 424.6 billion in 2006 as a result of an increase in the number of telecommunications operators that use TELKOM’s network.
Revenues under Revenue-Sharing Arrangements.
          Revenues under revenue-sharing arrangements increased by Rp 113.2 billion, or 37.5%, from Rp 302.3 billion in 2005 to Rp 415.5 billion in 2006. The increase in revenue under revenue-sharing arrangements was due to additional RSA following the consolidation of KSO VII. Amortization of unearned income under revenue-sharing arrangements increased by Rp 15.3 billion, or 11.2%, from Rp 136.7 billion in 2005 to Rp 152.0 billion in 2006. Net share in revenue earned under revenue-sharing arrangements increased by Rp 97.9 billion, or 59.1%, from Rp 165.6 billion in 2005 to Rp 263.5 billion in 2006. The total number of revenue-sharing arrangements was 90 contracts with 63 partners and 90 contracts with 67 partners as of December 31, 2005 and December 31, 2006 respectively.

Other Telecommunications Services Revenues.
          Other telecommunications services revenues increased by Rp 21.1 billion, or 7.0%, from Rp 301.0 billion in 2005 to Rp 322.1 billion in 2006. The increase in other telecommunications services revenues was primarily due to an increase in directory assistance revenues, which increase was partially offset by a decrease in operator service assistance revenues.
Operating Expenses.
          Total operating expenses increased by Rp 5,064.4 billion, or 20.6%, from Rp 24,636.4 billion in 2005 to Rp 29,700.8 billion in 2006. The increase in total operating expenses was attributable to substantial increases in personnel expenses, depreciation expenses, and operations, maintenance and telecommunications services expenses.
Personnel Expenses.
          Personnel expenses increased by Rp 1,950.8 billion, or 29.7%, from Rp 6,563.0 billion in 2005 to Rp 8,513.8 billion in 2006. The main contributors were the increase in early retirement expenses primarily due to the implementation of TELKOM’s early retirement program in December 2006, the increase in vacation pay, incentives and other benefits expenses, salaries and related benefits expense due to TELKOM’s improved financial performance in 2006. These led to an increase in recurring employee expenses, as follows:
•	early retirement expenses increased by Rp 974.8 billion, or 200.4%, from Rp 486.4 billion in 2005 to Rp 1,461.2 billion in 2006. The number of employees taking early retirement increase from 1,017 in 2005 to 1,871 in 2006

•	vacation pay, incentives and other benefits expense increased by Rp.593.5 billion, or 36.7%, from Rp.1,615.6 billion in 2005 to Rp.2,209.1 billion in 2006;

•	salaries and related benefits increased by Rp.234.7 billion, or 10.8%, from Rp.2,165.9 billion in 2005 to Rp 2,400.6 billion in 2006, primarily due to increased base salaries; and

•	post retirement benefit cost increased by Rp 116.1 billion, or 23.8%, from Rp 488.6 billion in 2005 to Rp 604.7 billion in 2006.
          In addition, long service awards increased by Rp 13.9 billion, or 6.9%, from Rp 201.9 billion in 2005 to Rp 215.8 billion in 2006. Pension cost decreased by Rp 93.9 billion, or 17.6%, from Rp 532.3 billion in 2005 to Rp 438.4 billion in 2006.
          Other components of personnel expenses did not contribute significantly to operating expenses in 2006.
Depreciation Expense.
          Depreciation expense increased by Rp 1,607.6 billion, or 21.2%, from Rp 7,570.7 billion in 2005 to Rp 9,178.3 billion in 2006. The increase in depreciation expense was primarily due to Telkomsel’s BTS deployment of 6,162 in 2006, an increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and an increase in TELKOM’s capital expenditures for network infrastructure (transmission network, backbone and access network). See “Operating and Financial Review and Prospects — Write-down of Assets, Depreciation Expense, Loss on Procurement Commitments, and Operations, Maintenance and Telecommunication Services Expenses”.
Operations, Maintenance and Telecommunications Services Expenses.
          Operations, maintenance and telecommunications services expenses increased by Rp 1,579.4 billion, or 26.7%, from Rp 5,916.3 billion in 2005 to Rp 7,495.7 billion in 2006. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to:
•	an increase in operations and maintenance expenses by Rp 1,134.0 billion to Rp 4,209.1 billion, an increase of 36.9%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in Telkomsel’s overall capacity from 24.3 million subscribers as of 2005 to 35.6 million subscribers as of 2006. The number of Telkomsel’s BTSs grew by 62.3% from 9,895 units in 2005 to 16,057 units in 2006. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;
•	total concession fees and Universal Service Obligation (USO) charges increased by Rp 172.6 billion to Rp 881.8 billion in 2006, an increase of 24.3%, primarily due to an increase of 24.7% or Rp 75.9 billion in USO contribution by TELKOM and Telkomsel to the Government, from Rp 307.9 billion in 2005 to Rp 383.8 billion in 2006.

•	radio frequency usage expenses increased by Rp 174.4 billion to Rp 722.6 billion, an increase of 31.8%, due to an increase in TELKOM’s and Telkomsel’s BTSs and additional annual BHP fee for 3G license. The number of TELKOM’s BTS grew by 5.5% from 1,382 units in 2005 to 1,458 units in 2006. The number of Telkomsel’s BTSs grew by 62.3% from 9,895 units in 2005 to 16,057 units in 2006; and

•	leased lines expenses increased by Rp 112.2 billion to Rp 236.4 billion, an increase of 90.3%, due to increase of TELKOM’s expansion of its network capacity.
          Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2006.
General and Administrative Expenses.
          General and administrative expenses increased by Rp 507.5 billion, or 18.4%, from Rp 2,764.0 billion in 2005 to Rp 3,271.5 billion in 2006. In particular, in 2006:
•	collection expenses increased by Rp 163.4 billion to Rp 542.5 billion, an increase of 43.1%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp 33.0 billion, or 20.1%, to Rp 197.4 billion in 2006, primarily due to an increase in the salary of security guards by Rp 27.8 billion;

•	training, education and recruitment expenses, which increased by Rp 46.4 billion to Rp 224.3 billion, or 26.1%, following an increase in TELKOM’s employee training programs;

•	general and social contributions expenses increased by Rp 97.5 billion, or 47.7%, to Rp 301.8 billion, which increase was primarily due to an increase in social contribution fund and community development expenses by Rp 48.9 billion to Rp 159.7 billion in 2006.

•	travel expenses increased by Rp 58.0 billion, or 33.8%, to Rp 229.7 billion in 2006, primarily due to an increase in local travel cost by Rp 48.5 billion.

•	professional fees increased by Rp 90.0 billion, or 68.7%, to Rp 221.0 billion in 2006, primarily due to an increase in management consultancy expenses by Rp 87.7 billion.

•	amortization of intangible assets increased by Rp 26.2 billion, or 2.9%, to Rp 944.4 billion in 2006, due to impact of amortization of rights to operate KSO operation as result of acquisition of KSO VII and up front fee of 3G Licenses.
     This increase was partially offset by:
•	a decrease in provision for doubtful accounts and inventory obsolescence of Rp 30.8 billion, or 6.3%, to Rp 458.2 billion in 2006, resulting from the implementation of bad debt reduction programs in 2006.
          Other components of general and administrative expenses did not contribute significantly to operating expenses in 2006.

Marketing Expenses.
          Marketing expenses increased by Rp 115.3 billion, or 10.2%, from Rp 1,126.2 billion in 2005 to Rp 1,241.5 billion in 2006. The increase in marketing expenses was primarily due to an increase in Telkomsel’s marketing expenses, which increased by Rp 217.3 billion, or 44.5%, primarily due to increases in advertising and promotion expenses.
          This increase was partially offset by a decrease in TELKOM’s unconsolidated marketing expenses, which decreased by Rp 421.0 billion, or 80.2%, primarily due to decreases in advertising and promotion expenses as a result of cancellation on some marketing programs.
Operating Income and Operating Margin
          As a result of the foregoing, operating income increased by Rp 4,422.5 billion, or 25.8%, from Rp 17,170.8 billion in 2005 to Rp 21,593.2 billion in 2006. TELKOM’s operating margin slightly increased from 41.1% in 2005 to 42.1% in 2006.
Other Income (Expenses)
          Other income increased by Rp 1,329.7 billion, or 143.1%, from expenses of Rp 929.3 billion in 2005 to income of Rp 400.4 billion in 2006. The increase in other income was primarily due to an increase of 261.8% in foreign exchange gain, primarily due to a decrease in TELKOM’s borrowings denominated in foreign currencies and the relatively modest appreciation of the Rupiah in 2006 compared to 2005. In particular, in 2006:
•	gain on foreign exchange-net increased by Rp 1,353.1 billion, or 261.8% from a net loss of Rp 516.8 billion in 2005 to a net gain of Rp 836.3 billion in 2006, primarily due to the relatively modest appreciation of the Rupiah, which resulted in translation gains on TELKOM’s US Dollar borrowings;

•	interest expense increased by Rp 109.1 billion, or 9.3%, from Rp 1,177.3 billion in 2005 to Rp 1,286.4 billion in 2006, reflecting primarily increases in short-term bank loans and medium term loan of Telkomsel;

•	interest income increased by Rp 310.3 billion, or 90.0%, from Rp 344.7 billion in 2005 to Rp 655.0 billion in 2006, primarily due to a slight increase in the average balance of time deposits. See Note 6 to the consolidated financial statements; and

•	other income (net) decreased by Rp 207.2 billion, or 50.6% from Rp 409.2 billion in 2005 to Rp 202.0 billion in 2006, primarily resulting from an increase in loss on sales of fixed assets, which offset by increase in penalty on overdue payments.
          Other components did not contribute significantly to other income (expenses) in 2006.
Income Before Tax and Pre-Tax Margin
          As a result of the foregoing, income before tax increased by Rp 5,752.2 billion, or 35.4%, from Rp 16,241.4 billion in 2005 to Rp 21,993.6 billion in 2006. Pre-tax margin increased from 38.9% in 2005 to 42.9% in 2006.
Income Tax Expense
          Income tax expense increased by Rp 1,856.0 billion, or 35.8%, from Rp 5,183.9 billion in 2005 to Rp 7,039.9 billion in 2006, in line with the increase in income before tax by Rp 5,752.1 billion or 35.4% from Rp 16,241.4 billion in 2005 to Rp 21,993.6 billion in 2006.
Minority Interest in Net Income of Subsidiaries
          Minority interest in the net income of subsidiaries increased by Rp 884.1 billion, or 28.9%, from Rp 3,064.0 billion in 2005 to Rp 3,948.1 billion in 2006. The increase was primarily due to improved financial performance by Telkomsel.

Net Income
          As a result of the foregoing, net income increased by Rp 3,012.0 billion, or 37.7%, from Rp 7,993.6 billion in 2005 to Rp 11,005.6 billion in 2006. TELKOM’s net income margin increased from 19.1% in 2005 to 21.5% in 2006.
Equity
          Total shareholders’ equity increased by Rp 4,776.3 billion, or 20.5%, from Rp 23,292.4 billion in 2005 to Rp 28,068.7 billion in 2006. The increase in total shareholders’ equity was primarily the result of net income of Rp 11,005.6 billion in 2006 offset by cash dividends of Rp 5,371.1 billion. As of December 31 2006, the company has repurchased 118,376,500 series B shares of the company’s issued and outstanding series B shares representing 0.59% of the company’s issued and outstanding series B shares, for total repurchased amount of Rp 952,2 billion. This impacted to the decrease of equity Rp 952.2 billion
Retained Earnings.
          Appropriated and unappropriated retained earnings increased by Rp 5,634.5 billion from Rp 16,471.0 billion in 2005 to Rp 22,105.4 billion in 2006. The increase in appropriated and unappropriated retained earnings was due to net income of Rp 11,005.6 billion in 2006, partially offset by declaration of cash dividends of Rp 4,400.1 billion.
Year ended December 31, 2005 compared to year ended December 31, 2004
Operating Revenues.
          Total operating revenues increased by Rp 7,859.4 billion, or 23.2%, from Rp 33,947.8 billion in 2004 to Rp 41,807.2 billion in 2005. Increase in operating revenues in 2005 was primarily due to increases in revenues from cellular, interconnection and data and Internet.
Fixed Line Telephone Revenues.
          Fixed line revenues increased by Rp 136.3 billion, or 1.3%, from Rp 10,645.0 billion in 2004 to Rp 10,781.3 billion in 2005. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a decrease in fixed wireline revenues. Fixed wireless revenues increased by Rp 411.3 billion, or 417.1%, from Rp 98.6 billion in 2004 to Rp 509.9 billion in 2005. Fixed wireline revenues decreased by Rp 275.0 billion, or 2.6%, from Rp 10,546.4 billion in 2004 to Rp 10,271.4 billion in 2005.
          The increase in fixed wireless revenues was primarily attributable to a 184.2% growth in the number of subscribers and lines in service for fixed wireless, from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005, particularly, the 184.7% growth in the number of lines in service in the non-KSO regions, resulting in an increase of lines in service from 1,317,673 as of December 31, 2004 to 3,750,821 as of December 31, 2005 primarily due to an aggressive marketing campaign in those regions from April to June 2005. Such increase was partially offset by a decrease in fixed wireline revenues which was primarily due to a 7.6% decrease in local and domestic long-distance revenues from Rp 7,493.1 billion in 2004 to Rp 6,920.2 billion.
Cellular Telephone Revenues.
          Cellular telephone revenues increased by Rp 4,149.6 billion, or 39.8%, from Rp 10,421.3 billion in 2004 to Rp 14,570.9 billion in 2005. The increase in cellular telephone revenues was primarily due to an increase in air time charges, connection fee charges for new subscribers and features, partially offset by a decrease in monthly subscription charges. Air time charges increased by Rp 3,840.6 billion, or 39.1%, from Rp 9,825.7 billion in 2004 to Rp 13,666.3 billion in 2005. Connection fee charges increased by Rp 8.3 billion, or 14.9%, from Rp 55.8 billion in 2004 to Rp 64.1 billion in 2005 due to the growth in KartuHALO and SimPATI net-additional cellular subscribers. Features increased by Rp 365.7 billion, or 400.6%, from Rp 91.3 billion in 2004 to Rp 457.0 billion in 2005 due to an increase in sales from the new feature services introduced in 2005, including ring back tone, message boards and mobile fax services. Monthly subscription charges decreased by Rp 65.0 billion, or 14.5%, from Rp 448.5 billion in 2004 to Rp 383.5 billion in 2005, primarily due to the special exemption from subscription charges for certain customers offered by Telkomsel to match similar programs offered by its competitors. The increase in cellular telephone revenues was primarily attributable to 49% growth in Telkomsel’s total cellular subscribers from 16,290,508 subscribers as of December 31, 2004 to 24,269,353 subscribers as of December 31, 2005. This increase was caused by a 19% growth in net-additional subscribers from 6,701,701 subscribers in 2004 to 7,978,845 subscribers in 2005. Postpaid subscribers grew by 11% to 1,470,755 subscribers and prepaid subscribers grew by 52.0% to 22,798,598 subscribers, in each case as of December 31, 2005.
          As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 91.9% as of December 31, 2004 to 93.9% as of December 31, 2005. As a result of the change in the subscriber mix, with the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp 102,000 in 2004 to approximately Rp 87,000 in 2005. Despite the decrease in overall ARPU for voice, the SMS/non-voice ARPU for postpaid increased (by approximately 15%) due to the increase in premium SMS, mobile banking services and other value-added services.
Interconnection Revenues.
          Net interconnection revenues increased by Rp 1,554.1 billion, or 25.1%, from Rp 6,188.0 billion in 2004 to Rp 7,742.1 billion in 2005. Net interconnection revenues comprises net interconnection revenues from TELKOM’s fixed line network (after eliminating net interconnection revenues for interconnections with Telkomsel’s mobile cellular network) and net interconnection revenues from Telkomsel’s mobile cellular network (after eliminating net interconnection expense from interconnections with TELKOM’s fixed line network). Interconnection revenues included incoming international long-distance revenues from TELKOM’s IDD service (TIC-007), net of interconnection charges for outgoing international long-distance calls.
          Cellular interconnection revenues increased by Rp 1,333.5 billion, or 24.9%, from Rp 5,351.6 billion in 2004 to Rp 6,685.1 billion in 2005, primarily due to the growth of cellular subscribers in Indonesia. International interconnection revenues increased by Rp 213.6 billion, or 33.3%, from Rp 641.2 billion in 2004 to Rp 854.8 billion in 2005, primarily due to an increase in incoming and outgoing IDD traffic from domestic operators. Other interconnection revenues increased by Rp 7.0 billion, or 3.6%, from Rp 195.2 billion in 2004 to Rp 202.2 billion in 2005, primarily due to the growth of fixed wireless subscribers of Indosat and PT Bakrie Telecom.
          TELKOM’s interconnection revenues accounted for approximately 18.5% of TELKOM’s consolidated operating revenues for the year ended December 31, 2005, compared to 18.2% for the year ended December 31, 2004.
KSO Revenues (Joint Operation Scheme Revenues).
          KSO revenues decreased by Rp 67.9 billion, or 10.3%, from Rp 656.6 billion in 2004 to Rp 588.7 billion in 2005. The decrease in KSO revenues was primarily due to a decrease in MTR and DKSOR in 2005, resulting from the business acquisition of KSO IV. MTR decreased by Rp 27.4 billion, or 9.2%, from Rp 296.0 billion in 2004 to Rp 268.6 billion in 2005. DKSOR decreased by Rp 30.9 billion, or 8.8%, from Rp 349.5 billion in 2004 to Rp 318.6 billion in 2005. Amortization of unearned initial payments decreased by Rp 9.6 billion, or 86.5%, from Rp 11.1 billion in 2004 to Rp 1.5 billion in 2005 due to the recognition in 2004 of the remaining portion of unearned initial payments for KSO IV following the acquisition of KSO IV.
Data and Internet Revenues.
          Data and Internet revenues increased by Rp 2,125.5 billion, or 44.2%, from Rp 4,808.8 billion in 2004 to Rp 6,934.3 billion in 2005. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues, internet connectivity revenues and data communications revenues, partially offset by a decrease in VoIP revenues. SMS revenues increased by Rp 1,746.5 billion, or 49.0%, from Rp 3,562.7 billion in 2004 to Rp 5,309.2 billion in 2005 mainly due to a significant growth in SMS traffic from Telkomsel subscribers. Internet connectivity revenues increased by Rp 156.5 billion, or 28.2%, from Rp 554.9 billion in 2004 to Rp 711.4 billion in 2005 due to increased marketing efforts to boost sales of data and Internet services, an increase in usage of the dial-up Internet for TELKOMNet Instant and premium prepaid dial-up internet access and an increase in Speedy subscribers in 2005. Data communication revenues increased by Rp 249.7 billion, or 69.2%, from Rp 360.7 billion in 2004 to Rp 610.4 billion in 2005, due to an increase in new subscribers of data network services, particularly, frame relay and IP VPN, primarily used for the internal data networks of commercial banks. VoIP revenues decreased by Rp 26.2 billion, or 8.2%, from Rp 318.9 billion in 2004 to Rp 292.7 billion in 2005, due to the decrease in traffic of outgoing international VoIP calls, primarily resulting from TELKOM’s focused marketing efforts to promote TELKOM’s IDD service (TIC-007), an alternative to VoIP.

Network Revenues.
          Network revenues decreased by Rp 67.7 billion, or 10.3%, from Rp 654.3 billion in 2004 to Rp 586.6 billion in 2005. Satellite transponder revenues increased by Rp 28.6 billion, or 13.6%, from Rp 210.9 billion in 2004 to Rp 239.5 billion in 2005, primarily due to an increase in satellite transponder usage by VSAT providers. Leased lines revenues decreased by Rp 96.3 billion, or 21.7%, from Rp 443.4 billion in 2004 to Rp 347.1 billion in 2005 as a result of an increase in the number of telecommunications operators that use their own networks.
Revenues under Revenue-Sharing Arrangements (“PBHs”).
          Revenues under revenue-sharing arrangements increased by Rp 21.7 billion, or 7.7%, from Rp 280.6 billion in 2004 to Rp 302.3 billion in 2005. The increase in revenue under revenue-sharing arrangements was due to an increase in amortization of unearned income under the revenue-sharing arrangements, which is in line with the increase in the number of revenue-sharing arrangements. Amortization of unearned income under revenue-sharing arrangements increased by Rp 54.7 billion, or 66.7%, from Rp 82.0 billion in 2004 to Rp 136.7 billion in 2005. Net share in revenue earned under revenue-sharing arrangements decreased by Rp 33.0 billion, or 16.6%, from Rp 198.6 billion in 2004 to Rp 165.6 billion in 2005. The total number of revenue-sharing arrangements increased from 79 contracts as of December 31, 2004 to 90 contracts as of December 31, 2005. Although the total number of revenue-sharing arrangements increased, most of them did not generate significant pulse in 2005.
Other Telecommunications Services Revenues.
          Other telecommunications services revenues increased by Rp 7.8 billion, or 2.7%, from Rp 293.2 billion in 2004 to Rp 301.0 billion in 2005. The increase in other telecommunications services revenues was primarily due to an increase in pay-TV revenues and directory assistance revenues, which increase was partially offset by a decrease in telex and telegram revenues due to technological advancement.
Operating Expenses.
          Total operating expenses increased by Rp 5,276.5 billion, or 27.3%, from Rp 19,359.9 billion in 2004 to Rp 24,636.4 billion in 2005. The increase in total operating expenses was attributable to substantial increases in depreciation, operations, maintenance and telecommunications services expenses and personnel expenses and significant increase in general and administrative expenses and write-down of assets.
Personnel Expenses.
          Personnel expenses increased by Rp 1,653.0 billion, or 33.7%, from Rp 4,910.0 billion in 2004 to Rp 6,563.0 billion in 2005. The main contributors were the increase in salaries and related benefits, and vacation pay, incentives and other benefits, primarily due to the implementation of performance based remuneration system in July 2004 which resulted in increased base salary, allowances, incentives and bonuses. These led to a recurring increase in personnel expenses, as follows:
•	salaries and related benefits increased by Rp 369.0 billion, or 20.5%, from Rp 1,796.9 billion in 2004 to Rp 2,165.9 billion in 2005;

•	vacation pay, incentives and other benefits increased by Rp 459.5 billion, or 39.7%, from Rp 1,156.1 billion in 2004 to Rp 1,615.6 billion in 2005; and

•	employee income tax increased by Rp 332.6 billion, or 63.5%, from Rp 523.8 billion in 2004 to Rp 856.4 billion in 2005 which is in line with the increase in salaries and related benefits and vacation pay, incentives and other benefits.
          In addition, long service awards increased by Rp 165.0 billion, or 447.2%, from Rp 36.9 billion in 2004 to Rp 201.9 billion in 2005, primarily due to the recognition of actuarial gain of Rp 106.5 billion in 2004, compared to the recognition of actuarial loss of Rp 82.9 billion in 2005.
          Early retirement expenses increased by Rp 242.9 billion, or 99.8%, from Rp 243.5 billion in 2004 to Rp 486.4 billion in 2005. The number of employees taking early retirement increased from 804 in 2004 to 1,017 in 2005.

          Other components of personnel expenses did not contribute significantly to operating expenses in 2005.
Depreciation Expense, Write own of Assets and Loss on Procurement Commitments.
          Depreciation expense increased by Rp 1,132.1 billion, or 17.6%, from Rp 6,438.6 billion in 2004 to Rp 7,570.7 billion in 2005. The increase in depreciation expense was primarily due to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and an increase in TELKOM’s capital expenditures for network infrastructure (transmission network, backbone and access network), particularly for fixed wireless. In addition, the increase in depreciation expense was also because TELKOM shortened the estimate of remaining useful lives for WLL and approach link equipment and BSS equipment in Jakarta and West Java, which contributed to increase in depreciation expense by Rp 471.2 billion and Rp 159.0 billion, respectively, in 2005.
Write-down of Assets.
          In 2005, TELKOM recognized a write-down of assets of Rp 616.8 billion related to transmission installation and equipment of fixed wireless. This write-down was made as a result of TELKOM’s review of the recoverable amount of the cash-generating unit of its fixed wireless assets following the Government’s decision to set aside the 1900 MHz frequency spectrum for exclusive use in 3G services and the 800 MHz frequency spectrum for CDMA-based technology network commencing at the end of 2007. As a result of this decision, TELKOM’s BSS equipment in Jakarta and West Java, which currently operates in the 1900 MHz frequency spectrum, will no longer be operated commencing at the end of 2007 and, furthermore, this equipment must be replaced with BSS equipment operating in 800 MHZ.
Loss on Procurement Commitments.
          In 2005, TELKOM recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp 79.4 billion.
Operations, Maintenance and Telecommunications Services Expenses.
          Operations, maintenance and telecommunications services expenses increased by Rp 1,386.7 billion, or 30.6%, from Rp 4,529.6 billion in 2004 to Rp 5,916.3 billion in 2005. The increase in operations, maintenance and telecommunications services expenses was mainly attributable to:
•	an increase in operations and maintenance expenses by Rp 676.9 billion to Rp 3,075.1 billion, an increase of 28.2%, due to an increase in Telkomsel’s operations and maintenance expenses arising from the growth in the Telkomsel’s overall capacity from 17.9 million subscribers as of December 31, 2004 to 26.2 million subscribers as of December 31, 2005. The number of Telkomsel’s BTSs grew by 59.5% from 6,205 units in 2004 to 9,895 units in 2005. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	cost of phone, SIM and RUIM cards increased by Rp 215.6 billion to Rp 582.3 billion in 2005, an increase of 58.8%, due to increases in expenses for TELKOM and Telkomsel prepaid cards. TELKOM’s cost of fixed wireless cards increased by Rp 72.5 billion, or 220.4%, from Rp 32.9 billion in 2004 to Rp 105.4 billion in 2005. Telkomsel’s cost of cards increased by Rp 142.2 billion, or 44.9%, from Rp 316.5 billion in 2004 to Rp 458.7 billion in 2005, due to a substantial increase in subscribers, particularly prepaid subscribers; and

•	total concession fees increased by Rp 450.1 billion to Rp 1,257.4 billion in 2005, an increase of 55.8%, primarily due to increase of 125.3% or Rp 394.5 billion in concession fees paid to the Government from Rp 314.7 billion in 2004 to Rp 709.2 billion in 2005, in line with the growth in operating revenues and incurrence of USO contribution by TELKOM and Telkomsel to the Government beginning in 2005. Total USO contribution incurred by TELKOM and Telkomsel for the fiscal year 2005 amounted to Rp 307.7 billion.
          This increase was partially offset by electricity, gas and water charges, which slightly decreased by Rp 13.2 billion, or 3.4%, from Rp 385.7 billion in 2004 to Rp 372.5 billion in 2005, reflecting primarily conservation and more efficient use of utilities, which decrease was partially offset by an increase in electricity and gas rates in 2005 compared to 2004.

          Other components of operations, maintenance and telecommunications services expenses did not contribute significantly to operating expenses in 2005.
General and Administrative Expenses.
          General and administrative expenses increased by Rp 164.2 billion, or 6.3%, from Rp 2,599.8 billion in 2004 to Rp 2,764.0 billion in 2005. In particular, in 2005:
•	amortization of goodwill and other intangible assets increased by Rp 45.9 billion to Rp 918.2 billion, or 5.3%, mainly due to an increase in amortization of intangible assets resulting from acquisitions of KSO IV on January 20, 2004 and the remaining 9.68% interest in Dayamitra on December 14, 2004. The intangible assets resulting from such acquisitions were amortized for the full year in 2005, compared to 2004 when it was only amortized from the date of acquisition;

•	collection expenses increased by Rp 20.1 billion to Rp 379.1 billion, an increase of 5.6%, generally in line with the growth in TELKOM’s fixed line subscriber base and Telkomsel’s mobile cellular subscriber base, which resulted in higher collection charges paid to third party collection agents;

•	security and screening expenses increased by Rp 20.5 billion, or 14.3%, to Rp 164.4 billion in 2005, primarily due to an increase in the salary of security guards by Rp 21.5 billion;

•	provision for doubtful accounts and inventory obsolescence increased by Rp 131.3 billion, or 36.7%, to Rp 489.0 billion in 2005, primarily due to an increase in TELKOM and Telkomsel customer defaults as subscriber numbers increased; and

•	general and social contributions expenses increased by Rp 92.5 billion, or 82.7%, to Rp 204.3 billion, which increase was primarily due to an increase in social contribution fund and community development expenses by Rp 60.6 billion to Rp 91.9 billion in 2005, pursuant to TELKOM’s AGMS resolution on June 24, 2005.
          This increase was partially offset by:
•	training, education and recruitment expenses, which decreased by Rp 50.6 billion to Rp 177.9 billion, or 22.2%, following a decrease in TELKOM’s employee training programs primarily due to a more rigorous selection process for its overseas training;

•	travel expenses, which decreased by Rp 20.9 billion, or 10.9%, to Rp 171.7 billion in 2005, primarily due to a decrease in local travel cost by Rp 12.7 billion; and

•	printing and stationery expenses, which decreased by Rp 30.8 billion, or 38.0%, to Rp 50.2 billion in 2005, primarily due to a decrease in printing and photocopy expenses by Rp 14.8 billion, as well as a decrease in stationery expenses by Rp 15.6 billion, resulting from the implementation of cost-saving plans.
          Other components of general and administrative expenses did not contribute significantly to operating expenses in 2005.
Marketing Expenses.
          Marketing expenses increased by Rp 244.3 billion, or 27.7%, from Rp 881.9 billion in 2004 to Rp 1,126.2 billion in 2005. The increase in marketing expenses was primarily due to an increase in Telkomsel’s marketing expenses, which increased by Rp 148.1 billion, or 41.6%, primarily due to increases in customer education expenses, advertising, promotions and exhibitions.

Operating Income and Operating Margin
          As a result of the foregoing, operating income increased by Rp 2,582.9 billion, or 17.7%, from Rp 14,587.9 billion in 2004 to Rp 17,170.8 billion in 2005. TELKOM’s operating margin slightly decreased from 43.0% in 2004 to 41.1% in 2005.
Other Income (Expenses)
          Other expenses decreased by Rp 909.2 billion, or 49.5%, from Rp 1,838.5 billion in 2004 to Rp 929.3 billion in 2005. The decrease in other expenses was primarily due to a decrease of 57.7% in foreign exchange losses, primarily due to a decrease in TELKOM’s borrowings denominated in foreign currencies and the relatively modest depreciation of the Rupiah in 2005 compared to 2004. In particular, in 2005:
•	Loss on foreign exchange-net decreased by Rp 704.0 billion from a net loss of Rp 1,220.8 billion in 2004 to a net loss of Rp 516.8 billion in 2005, primarily due to lower foreign exchange losses on US Dollar borrowings in 2005 compared to 2004, resulting from a decrease in TELKOM’s US Dollar borrowings and the relatively modest depreciation of the Rupiah;

•	Interest expense decreased by Rp 92.8 billion, or 7.3%, from Rp 1,270.1 billion in 2004 to Rp 1,177.3 billion in 2005, reflecting primarily decreases in short-term bank loans and long-term debts of TELKOM;

•	Interest income increased by Rp 26.8 billion, or 8.4%, from Rp 317.9 billion in 2004 to Rp 344.7 billion in 2005, primarily due to a slight increase in the average balance of time deposits.

•	Others (net) increased by Rp 78.1 billion, from Rp 331.1 billion in 2004 to Rp 409.2 billion in 2005, primarily resulting from an increase in income from penalty on overdue payments.
          Other components did not contribute significantly to other income (expenses) in 2005.
Income Before Tax and Pre-Tax Margin
          As a result of the foregoing, income before tax increased by Rp 3,492.0 billion, or 27.4%, from Rp 12,749.4 billion in 2004 to Rp 16,241.4 billion in 2005. Pre-tax margin increased from 37.6% in 2004 to 38.8% in 2005.
Income Tax Expense
          Income tax expense increased by Rp 1,005.4 billion, or 24.1%, from Rp 4,178.5 billion in 2004 to Rp 5,183.9 billion in 2005, in line with the increase in income before tax.
Minority Interest in Net Income of Subsidiaries
          Minority interest in the net income of subsidiaries increased by Rp 1,107.7 billion, or 56.6%, from Rp 1,956.3 billion in 2004 to Rp 3,064.0 billion in 2005. The increase was primarily due to improved financial performance by Telkomsel.
Net Income
          As a result of the foregoing, net income increased by Rp 1,379.0 billion, or 20.8%, from Rp 6,614.6 billion in 2004 to Rp 7,993.6 billion in 2005. TELKOM’s net income margin decreased from 19.5% in 2004 to 19.1% in 2005.
Equity
          Total shareholders’ equity increased by Rp 5,164.4 billion, or 28.5%, from Rp 18,128.0 billion in 2004 to Rp 23,292.4 billion in 2005. The increase in total shareholders’ equity was primarily the result of net income of Rp 7,993.6 billion for the year 2005, partially offset by the cash dividends of Rp 2,921.2 billion.

Retained Earnings.
          Appropriated and unappropriated retained earnings decreased by Rp 2,215.9 billion or 11.9% from Rp 18,686.9 billion in 2004 to Rp 16,471.0 billion in 2005. The decrease in appropriated and unappropriated retained earnings was due to the change in method of accounting for restructuring transactions between entities under common control, which resulted in TELKOM reclassifying the difference in value of restructuring transactions between entities under common control amounting to Rp 7,288.3 billion as a charge to unappropriated retained earnings as of January 1, 2005, and cash dividends of Rp 2,921.2 billion, which decrease was offset by net income for the year 2005 of Rp 7,993.6 billion. The reclassification of the difference in value of restructuring transactions between entities under common control amounting to Rp 7,288.3 billion as a charge to unappropriated retained earnings as of January 1, 2005 has no effect on net consolidated stockholders’ equity.
TELKOM’s Results of Operations by Segment
     TELKOM has three main business segments: fixed wireline, fixed wireless and cellular. Operating segments that do not individually represent more than 10% of TELKOM’s revenues are presented as “Other” and comprise the telephone directories and building management business. In 2005, a re-alignment of management responsibilities caused a change in segment reporting. The fixed wireless telecommunications services business segment is now presented as a separate segment. This change in segment has been reflected for all periods presented below.

	Years Ended December 31,
	2004	2005	2006
	Rp.(billion)	Rp.(billion)	Rp.(billion)
Fixed Wireline
Segment results
External operating revenues	18,860.8	19,637.4	20,137.8
Inter-segment operating revenues	4.3	305.4	514.6

Total segment revenues	18,865.1	19,942.8	20,652.4

Segment expenses	(12,207.7)	(14,378.8)	(16,257.5)

Segment result	6,657.4	5,564.0	4,394.9

Depreciation and amortization	(3,568.2)	(4,006.2)	(4,290.9)

Amortization of goodwill and other intangible assets	(851.1)	(896.9)	(932.7)
Other non-cash expenses	(244.4)	(292.4)	(325.1)

Fixed Wireless
Segment results
External operating revenues	575.4	1,449.7	2,806.2
Inter-segment operating revenues	(51.1)	(167.9)	(253.4)

Total segment revenues	524.3	1,281.8	2,552.8
Segment expenses	(789.6)	(2,174.7)	(1,815.8)
Segment result	(265.3)	(892.9)	737.0

Depreciation and amortization	(230.0)	(537.3)	(452.8)
Write-down of assets and loss on Procurement commitments	—	(696.1)
Other non-cash expenses	—	(21.6)
Cellular
Segment results
External operating revenues	14,201.8	20,384.9	28,205.1
Inter-segment operating revenues	534.8	691.2	863.2

Total segment revenues	14,736.6	21,076.1	29,068.3
Segment expenses	(6,757.2)	(8,775.0)	(12,839.5)
Segment result	7,979.4	12,301.1	16,228.8

Depreciation and amortization	(2,651.0)	(3,046.6)	(4,427.8)
Amortization of goodwill and other intangible assets	—	—	(11.7)
Other non-cash expenses	(100.7)	(171.2)	(127.5)
Other
Segment results
External operating revenues	309.7	335.2	144.9
Inter-segment operating revenues	51.1	70.5	333.9
Total segement revenues	360.8	405.7	478.8
Segment expenses	(320.7)	(328.2)	(384.3)
Segment result	40.1	77.5	94.5

Depreciation and amortization	(18.7)	(23.3)	(34.5)
Amortization of goodwill and other intangible assets	(21.3)	(21.3)	—
Other non-cash expenses	(5.3)	(4.8)	(5.7)

Results of Segments
Year ended 2006 compared to year ended December 31, 2005
Fixed Wireline Segment
          Fixed wireline segment revenues increased by Rp 709.7 billion, or 3.6%, from Rp 19,942.8 billion in 2005 to Rp 20,652.4 billion in 2006. This increase is in line with a 0.3% growth in the number of subscribers for fixed wireline, from 8,686,131 lines in service as of December 31, 2005 to 8,709,211 lines in service as of December 31, 2006. The increase in fixed wireline segment revenues was primarily due to an increase in fixed wireline’s Data and Internet revenues by Rp 364.8 billion, primarily due to an increase in Internet connection revenues from TELKOMNet Instant and the broadband access services. This increase was also contributed by an increase in Network revenues by Rp 132.1 billion. Those increases were partially offset by a decrease in fixed wireline’s voice revenues by Rp 382.0 billion, primarily due to a decrease in call volumes.
          Fixed wireline segment expense increased by Rp 1,878.7 billion, or 13.1% from Rp 14,378.8 billion in 2005 to Rp 16,257.5 billion in 2006. The increase in fixed wireline segment expense was primarily due to an increase in personnel expenses by Rp 1,365.8 billion, or 24.2%, from Rp 5,648.6 billion in 2005 to Rp 7,014.5 billion in 2006. The increase in personnel expenses was caused by the increase in early retirement expenses and salaries and related benefits, vacation pay, incentives and other benefits. The increase in fixed wireline segment expense was also contributed to by an increase of Rp 144.5 billion in general and administrative expenses.
Fixed Wireless Segment
          Fixed wireless segment revenues increased by Rp 1,271.0 billion, or 99.2%, from Rp 1,281.8 billion in 2005 to Rp 2,552.8 billion in 2006. The increase in fixed wireless segment revenues was due to the increase in fixed wireless’s voice revenues by Rp 590.9 billion in line with a 2.8% growth in the number of subscribers for fixed wireless, from 4,061,867 lines in service as of December 31, 2005 to 4,175,853 lines in service as of December 31, 2006. This increase was also contributed by an increase of Rp 521.7 billion in fixed wireless interconnection revenues.
          Fixed wireless segment expense decreased by Rp 358.9 billion, or 16.5%, from Rp 2,174.7 billion in 2005 to Rp 1,815.8 billion in 2006. The decrease in fixed wireless segment expense was primarily due to a decrease in operations & maintenance and telecommunication service expenses by Rp.642.8 billion.
Cellular Segment
          Cellular segment revenues increased by Rp 7,992.3 billion, or 37.9%, from Rp 21,076.1 billion in 2005 to Rp 29,068.3 billion in 2006. The increase in cellular revenues was primarily due to the increase in voice revenues by Rp 6,051.7 billion, cellular SMS revenues by Rp 1,267.0 billion, in line with 46.7% growth in Telkomsel’s total cellular subscribers from 24,269,353 subscribers as of December 31, 2005 to 35,597,171 subscribers as of 2006.
          Cellular segment expense increased by Rp 4,064.5 billion, or 46.3%, from Rp 8,775.0 billion in 2005 to Rp 12,839.5 billion in 2006. The increase in cellular segment expense was primarily due to increases in operations, maintenance and telecommunications services expenses and depreciation expense by Rp 1,676.2 billion and Rp 1,381.1 billion, respectively, in line with the growth in Telkomsel’s overall capacity from 24.3 million subscribers as of December 31, 2005 to 35.6 million subscribers as of December 31, 2006 as well as the number of Telkomsel’s BTSs from 9,895 units as of December 31, 2005 to 16,057 units as of December 31, 2006.
Other Segment
          Other segment revenues increased by Rp 73.1 billion, or 18.0%, from Rp 405.7 billion in 2005 to Rp 478.8 billion in 2006, due to the increase in Infomedia’s call center service revenue by Rp 49.1 billion.

          Other segment expense increased by Rp 56.1 billion, or 17.1%, from Rp 328.2 billion in 2005 to Rp 384.3 billion in 2006, primarily due to an increase in the consulting costs of Infomedia.
Year ended December 31, 2005 compared to year ended December 31, 2004
Fixed Wireline Segment
          Fixed wireline segment revenues increased by Rp 1,077.7 billion, or 5.7%, from Rp 18,865.1 billion in 2004 to Rp 19,942.8 billion in 2005. The increase in fixed wireline segment revenues was primarily due to an increase in fixed wireline’s interconnection revenues by Rp 1,377.0 billion, primarily due to increases in international call volumes and outgoing calls to cellular users, and data and internet revenues by Rp 329.3 billion, primarily due to an increase in Internet connection revenues from TELKOMNet Instant and the broadband access services, partially offset by a decrease in fixed wireline’s voice revenues by Rp 862.5 billion, primarily due to a decrease in the call volumes.
          Fixed wireline segment expense increased by Rp 2,171.1 billion, or 17.8% from Rp 12,207.7 billion in 2004 to Rp 14,378.8 billion in 2005. The increase in fixed wireline segment expense was primarily due to an increase in personnel expenses by Rp 1,436.5 billion, or 34.1%, from Rp 4,212.1 billion in 2004 to Rp 5,648.6 billion in 2005. The increase in personnel expenses was caused by the increase in salaries and related benefits, vacation pay, incentives and other benefits primarily due to the implementation of a performance based remuneration system in July 2004 which resulted in increased base salary, allowances, incentives and bonuses. The increase in fixed wireline segment expense was also contributed to by an increase of Rp 425.4 billion in depreciation expense, due primarily to a change in estimate of the remaining useful lives for WLL and approach link equipment.
Fixed Wireless Segment
          Fixed wireless segment revenues increased by Rp 757.5 billion, or 144.5%, from Rp 524.3 billion in 2004 to Rp 1,281.8 billion in 2005. The increase in fixed wireless segment revenues was due to the increase in fixed wireless’s voice revenues by Rp 975.5 billion in line with a 184.2% growth in the number of subscribers for fixed wireless, from 1,429,368 lines in service as of December 31, 2004 to 4,061,867 lines in service as of December 31, 2005. This increase was partially offset by the decrease in fixed wireless interconnection revenues, resulting from a decrease in incoming and outgoing calls to and from cellular users.
          Fixed wireless segment expense increased by Rp 1,385.1 billion, or 175.4%, from Rp 789.6 billion in 2004 to Rp 2,174.7 billion in 2005. The increase in fixed wireless segment expense was primarily due to a write-down of assets of Rp 616.8 billion, loss on procurement commitments of Rp 79.4 billion and an increase in depreciation expense by Rp 307.3 billion, due primarily to an increase in TELKOM’s fixed wireless assets and a change in the estimate of the remaining useful lives for the Jakarta and West Java BSS equipment.
Cellular Segment
          Cellular segment revenues increased by Rp 6,339.5 billion, or 43.0%, from Rp 14,736.6 billion in 2004 to Rp 21,076.1 billion in 2005. The increase in cellular revenues was primarily due to the increase in cellular telephone revenues by Rp 4,149.6 billion as well as in cellular SMS revenues by Rp 1,656.8 billion in line with 49% growth in Telkomsel’s total cellular subscribers from 16,290,508 subscribers as of December 31, 2004 to 24,269,353 subscribers as of December 31, 2005.
          Cellular segment expense increased by Rp 2,017.8 billion, or 29.9%, from Rp 6,757.2 billion in 2004 to Rp 8,775.0 billion in 2005. The increase in cellular segment expense was primarily due to increases in operations, maintenance and telecommunications services expense and depreciation expense by Rp 1,116.5 billion and Rp 395.6 billion, respectively, in line with the growth in Telkomsel’s overall capacity from 17.9 million subscribers as of December 31, 2004 to 26.2 million subscribers as of December 31, 2005 as well as the number of Telkomsel’s BTSs from 6,205 units as of December 31, 2004 to 9,895 units as of December 31, 2005.
Other Segment
          Other segment revenues increased by Rp 44.9 billion, or 12.4%, from Rp 360.8 billion in 2004 to Rp 405.7 billion in 2005, due to the increase in Infomedia’s call center service revenue by Rp 43.1 billion.

          Other segment expense increased by Rp 7.5 billion, or 2.3%, from Rp 320.7 billion in 2004 to Rp 328.2 billion in 2005, primarily due to an increase in the printing costs of Infomedia.
B. Liquidity and Capital Resources
          TELKOM expects to have substantial liquidity and capital resources requirements in the short and long term as it continues to develop and expand its existing businesses, including entering into new businesses. TELKOM expects that these expenditures will be important factors in preparing to face tight competition as the Indonesian telecommunications industry has been deregulated and maintaining its current position as the leading Indonesian telecommunications and full-service network provider.
          TELKOM expects its principal liquidity and capital resources requirements, aside from its requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:
•	capital expenditures for existing and new network and backbone infrastructure, including a backbone transmission network on Ring JASUKA (Java, Sumatra and Kalimantan), Submarine Cable JDM (Jember-Denpasar-Mataram), the expansion of TELKOM’s fixed wireless access networks, the expansion of Submarine Cable SUB (Surabaya-UjungPandang-Banjarmasin), an additional ground satellite segment in Jakarta, fiber optic transmission network Medan-Padang, softswitch development, the installation and upgrading of fixed lines and increased capacity in its mobile cellular service conducted through Telkomsel;

•	debt service requirements relating to existing indebtedness, including two-step loans, its short-term loan with Bank Central Asia and Bank Niaga, and its medium-term notes of Rp 465 billion, IDR bonds of Rp 1 trillion, loan facility from Bank Central Asia in relation to the construction of Sumatra backbone network, loan from a consortium of banks for the Regional Division V Junction Project, loans from Citibank N.A. through its Hermes Export facility, High Performance Backbone facility and EKN-Backed facility and a loan from the Export and Import Bank of Korea in connection with the CDMA project;

•	installment payments of the purchase price for shares of AriaWest which are expected to be fully paid by January 31, 2009;

•	payments of contribution to TELKOM’s defined benefit pension plan and post-retirement health care plan; and

•	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, commencing February 2004 and terminating in 2010.
          Liquidity and capital resources will also be required for TELKOM to change its current DLD access code as a result of the end of TELKOM’s exclusive right to provide DLD services, with possible expenditures for the creation of a new routing database and costs for customer education and marketing. TELKOM will be required to fully implement this change in its DLD access code by April 1, 2010. See “Business Overview — DLD and IDD Services.”
          In addition, liquidity and capital resources will be required for the share repurchase plan.
          Primary sources of financing available to TELKOM consist of: (i) cash flow from operating activities; (ii) financing from bonds issuance; (iii) financing from banks or export credit agencies (including financing procured by vendors); and (iv) deferred vendor payment arrangements.
          TELKOM believes that these sources of financing will be sufficient to fund planned capital expenditures, anticipated working capital needs and likely contractual obligations and commitments in the short and long term. Nonetheless, if global or Indonesian economic conditions worsen or do not improve, competition or product substitution accelerates beyond current expectations or the value of the Rupiah depreciates significantly against the US Dollar, TELKOM’s net cash flow from operating activities may decrease and the amount of required capital expenditures in Rupiah terms may increase, any of which may negatively impact its liquidity.
          TELKOM manages the liquidity for all of its businesses, including KSO units controlled by TELKOM, on a total group basis. However, Telkomsel manages its own liquidity and accesses capital resources, independently of TELKOM.

          With regard to Telkomsel, its management expects to continue focusing on enhancing and expanding Telkomsel’s network capacity and infrastructure. It is expected that these expenditures will allow Telkomsel to maintain its position as the leading provider of mobile cellular services in Indonesia in an increasingly competitive market for such services. In recent years, Telkomsel’s primary source of financing has been cash flow from operating activities and bank loans. Telkomsel’s management believes that Telkomsel will continue to generate sufficient cash flow from its operating activities to fund planned capital expenditures in the short and long term, should it requires additional financing, it will use external financing sources such as bank facilities or debt market instrument such as bond or Medium Term Notes (MTN).
Defaults and Waivers of Defaults under our Debt Facilities
          In 2005 TELKOM were in breach of certain covenants in High Performance Backbone debt facilities from Citibank and Bank Central Asia (BCA), and the indenture in connection with IDR bonds of Rp 1 trillion which require TELKOM not to make any loans to or for the benefit of any person which in the aggregate exceed a certain amount. TELKOM have obtained written waivers from Citibank International plc, acting as agent for lenders under the relevant facility agreements, BCA and PT Bank Rakyat Indonesia Tbk.(BRI), acting as trustee of the IDR bonds.
Net Cash Flows
          The following table sets forth information concerning TELKOM’s consolidated cash flows, as set out in (and prepared on the same basis as) the consolidated financial statements, except for foreign exchange convenience translations:

	Years Ended December 31,
	2004	2005	2006
	Rp. (billion)	Rp. (billion)	Rp. (billion)
Net cash flows:
from operating activities	16,051.5	21,102.7	26,695.2
from investing activities	(9,598.1)	(12,212.7)	(16,461.1)
from financing activities	(6,904.9)	(8,339.4)	(7,382.8)
Change in cash and cash equivalents	(451.5)	550.6	2,851.3
Effect of foreign exchange changes on cash and cash equivalents	213.1	(32.0)	89.9
Cash and cash equivalents, beginning of year	5,094.5	4,856.1	5,374.7
Cash and cash equivalents, end of year	4,856.1	5,374.7	8,315.9
Net Cash Flows from Operating Activities
          TELKOM’s primary source of liquidity in recent years was cash flows from operating activities and from financing activities. Net cash flows from operating activities totaling Rp 16,051.5 billion in 2004, Rp 21,102.7 billion in 2005, and Rp 26,695.2 billion (US$2,964.5 million) in 2006. In 2005 the growth in operating cash flows principally resulted from higher cash receipts from mobile cellular business conducted through Telkomsel, higher interconnection revenues from mobile cellular operators and IDD operators and its IDD service business (TIC-007), and higher data and Internet revenues due to increased SMS, data communication and broadband Internet access network usage.
Year ended December 31, 2006 compared to year ended December 31, 2005.
          In 2006 compared to 2005, net cash flows from operating activities increased by Rp 5,592.5 billion, or 26.5%, primarily due to:
•	an increase of Rp 6,017.0 billion, or 40.6%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	an increase of Rp 1,252.6 billion, or 16.9%, in cash receipts from interconnection services, primarily due to an increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	an increase of Rp 1,962.0 billion, or 28.2%, in cash receipts from data and Internet primarily due to increases in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
          This increase was partially offset by:
•	an increase of Rp 1,510.6 billion, or 10.1%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization); and

•	an increase of Rp 2,236.8 billion, or 45.3%, in cash payments for income tax, which is in line with the increase in net income.
Year ended December 31, 2005 compared to year ended December 31, 2004.
          In 2005 compared to 2004, net cash flows from operating activities increased by Rp 5,051.2 billion, or 31.5%, primarily due to:
•	an increase of Rp 4,327.7 billion, or 41.2%, in cash receipts from cellular business, primarily due to a growth in the mobile cellular business of Telkomsel;

•	an increase of Rp 1,636.9 billion, or 28.4%, in cash receipts from interconnection services, primarily due to an increase in cellular interconnection fees, resulting from an increased mobile cellular subscriber base in Indonesia; and

•	an increase of Rp 1,978.8 billion, or 39.8%, in cash receipts from data and Internet primarily due to increases in SMS usage by Telkomsel subscribers and the number of Speedy subscribers.
     This increase was partially offset by:
•	an increase of Rp 2,684.1 billion, or 21.9%, in cash payments for operating expenses, which is in line with the increase in operating expenses (excluding depreciation and amortization, write-down of assets and loss on procurement commitments).
Net Cash Flows from Investing Activities
          Net cash flows used in investing activities totaled Rp 9,598.1 billion, Rp 12,212.7 billion, and Rp 16,461.1 billion (US$1,828.0) in 2004, 2005 and 2006, respectively. In 2004, 2005 and 2006, the net cash used in investing activities were primarily used for capital expenditures.
          Apart from cash on hand and cash in banks, TELKOM invests the majority of its excess cash from time to time in time deposits. Since May 14, 2004, TELKOM also has been investing a part of its excess cash in Rupiah-based mutual funds and other marketable securities. At December 31, 2006, no amount of time deposits had a maturity greater than three months, and Rp 84.5 billion (US$9.4 million) of mutual funds and other marketable securities were outstanding.
Year ended December 31, 2006 compared to year ended December 31, 2005.
          In 2006 compared to 2005, net cash flows used in investment activities increased by Rp 4,248.4 billion, or 34.8%, primarily due to:
•	an increase of Rp 3,793.7 billion, or 31.3%, in the acquisition of property, plant and equipment, primarily due to installation of additional transmission stations, earth stations and equipment, cable network and an investment in data processing equipment; and

•	an increase of Rp 436.0 billion, in the payment of 3G up front fee by Telkomsel.

Year ended December 31, 2005 compared to year ended December 31, 2004.
          In 2005 compared to 2004, net cash flows used in investment activities increased by Rp 2,614.6 billion, or 27.2%, primarily due to:
•	an increase of Rp 3,538.1 billion, or 41.3%, in the acquisition of property, plant and equipment, primarily due to an additional installation of transmission stations, earth stations and equipment, cable network and an investment in data processing equipment.
          This increase was partially offset by a decrease of Rp 851.2 billion, or 80%, in cash payments for advances for the purchase of property, plant and equipment.
Net Cash Flows from Financing Activities
          Net cash flows used in financing activities totaled Rp 6,904.9 billion, Rp 8,339.4 billion, and Rp 7,382.8 billion (US$820.3 million) in 2004, 2005 and 2006, respectively. In all three years, net cash flows from financing activities were comprised primarily of proceeds from borrowing, offset by repayments of outstanding indebtedness and payments of cash dividends. In 2006, cash flow used in financing activities decreased by Rp 956.5 billion, or 11.5%, primarily resulting from the 80.3% increase in payments of cash dividends of Rp 2,390.5 billion and an increase of Rp 952.2 billion in payment for purchase of treasury stock, and primarily offset by Rp 1,962.3 billion in repayment of long-term borrowings, and Rp 1,226.7 billion in repayment of short-term borrowings.
Repayments of Current Indebtedness.
          At December 31, 2004, 2005 and 2006, approximately 72.7%, 72.7%, and 47.1%, respectively, of TELKOM’s current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the US Dollar, such that the Rupiah amount of TELKOM’s cash flows used for the repayment of long-term liabilities was significantly affected by the appreciation of the Rupiah in 2006, compared to the depreciation of the Rupiah in 2005 and 2004.
          In 2004, 2005 and 2006, TELKOM made net repayments of current indebtedness for borrowed money of Rp 7,601.6 billion, Rp 4,096.8 billion, and Rp 2,542.1 (US$282.5 million), respectively. Cash outflows in 2006 reflected payments for:
•	short-term borrowings of Rp 507.1 billion;

•	medium-term notes of Rp 145.0 billion;

•	long-term borrowings of Rp 1,674.5 billion; and

•	promissory notes of Rp 201.3 billion and capital lease obligation of Rp 14.1 billion.
Payment of Cash Dividends.
          TELKOM paid cash dividends, as determined by the Company’s annual shareholder meeting, as follows:

	Dividend	Total Cash	Dividend
Date of AGMS	Year	Dividends	Per Share(1) (2)
		(Rp. billion)	(Rp.)
July 30, 2004	2003	3,043.6	301.95
June 24, 2005	2004	3,064.6 (1)	152.01
June 30, 2006	2005	4,400.1	218.86
Dec 5, 2006	2006	971.0	48.41

(1)	Including interim cash dividends distributed in December 2004 amounting to Rp 143.4 billion.

(2)	Including interim cash dividends distributed in December 2006 amounting to Rp 971.0 billion

          In 2004, 2005 and 2006, the amount of cash dividends paid was effectively determined by the Government, which holds a majority of TELKOM’s issued and outstanding common shares. TELKOM believes that the Government considers various factors, including the views of TELKOM’s board of directors and the Government’s own funding needs in determining the portion of each year’s net income to be paid out as cash dividends.
          In 2004, 2005 and 2006, cash dividends paid to minority shareholders of subsidiaries amounted to Rp 682.4 billion, Rp 1,694.3 billion and Rp 2,067.7 billion, respectively, which primarily represented cash dividends paid to minority shareholders of Telkomsel.
Escrow Accounts.
          In 2006, TELKOM recorded a net decrease in cash flow from escrow accounts of Rp 94.1 billion, or US$10.4 million, primarily resulting from a decrease in funds deposited into the escrow accounts established in connection with TELKOM’s acquisition of the remaining shares of Dayamitra. See “Business overview — General — Joint Operation Scheme.”
Working Capital
          Net working capital, calculated as the difference between current assets and current liabilities, was Rp (3,208.6) billion at December 31, 2005, and Rp (6,614.9) billion (US$(735.0) million) at December 31, 2006. The decrease in net working capital was principally due to increases in trade accounts payable, taxes payable, accrued expenses, unearned income, short term bank loans, and current maturities of long-term liabilities. These increases were partially offset by increases in cash and cash equivalent, trade receivables, prepaid expenses, claim for tax refund and a decrease in other current assets.
Current Assets
          Current assets were Rp 10,304.6 billion at December 31, 2005, and Rp 13,920.8 billion (US$1,546.8 million) at 2006, reflecting an increase of Rp 3,616.2 billion, or 35.1%. The increase in current assets was primarily due to:
•	an increase of Rp 2,941.1 billion, or 54.7%, in cash and cash equivalents from Rp 5,374.7 billion in 2005 to Rp 8,315.8 billion in 2006;

•	an increase of Rp 295.4 billion, or 38.0%, in prepaid expenses from Rp 777.9 billion in 2005 to Rp 1,073.3 billion in 2006;

•	an increase of Rp 139.4 billion, or 3.9%, in trade receivables from Rp 3,577.9 billion in 2005 to Rp 3,717.3 billion in 2006;

•	an increase of Rp 359.6 billion in claim for tax refund from Rp nil in 2005 to Rp 359.6 billion in 2006; and

•	an increase of Rp 62.4 billion, or 282.4%, in temporary investment from Rp 22.1 billion in 2005 to Rp 84.5 billion in 2006.
          These increases were partially offset by:
•	a decrease of Rp 5.5 billion, or 3.6%, in other receivable from Rp 153.2 billion in 2005 to Rp 147.7 billion in 2006;

•	a decrease of Rp 152.7 billion, or 95.7%, in other current assets from Rp 159.5 billion in 2005 to Rp 6.8 billion in 2006;

•	a decrease of Rp 16.5 billion, or 87.3%, in prepaid taxes from Rp 18.9 billion in 2005 to Rp 2.4 billion in 2006; and

•	a decrease of Rp 7.0 billion, or 3.2%, in inventories from Rp 220.3 billion in 2005 to Rp 213.3 billion in 2006.
          At December 31, 2004, 2005 and 2006, approximately 22.3%, 17.8% and 19.1%, respectively, of TELKOM’s current assets were denominated in foreign currencies, principally the Euro and the US Dollar in 2004 and the US Dollar in 2005 and 2006, such that the movements of the Rupiah exchange rate against US Dollar and Euro across these years affected TELKOM’s current assets.
Trade Receivables.
          Trade receivables from related parties (net of allowance for doubtful accounts) decreased by Rp 9.7 billion, or 1.8%, from Rp 530.4 billion at December 31, 2005 to Rp 520.7 billion (US$57.9 million) at December 31, 2006, The decrease was primarily due to an elimination transaction in trade receivables from KSO VII as result of business combination, and the increase of allowance for doubtful accounts for trade receivables by Rp 0.8 billion, or 0.9% from Rp 84.3 billion at December 31, 2005 to Rp 85.1 billion (US$9.5 million) at 2006.
          Trade receivables from third parties (net of allowance for doubtful accounts) increased by Rp 149.1 billion, or 4.9%, from Rp 3,047.5 billion at December 31, 2005 to Rp 3,196.6 billion (US$355.2 million) at 2006, primarily due to an increase in trade receivables from residential and business subscribers.
          At December 31, 2006, compared to December 31, 2005, the allowance for doubtful accounts for trade receivables from third parties increased by Rp 98.3 billion, or 16.3%, from Rp 601.4 billion to Rp 699.7 billion (US$77.7 million), in line with the increase in the amount of accounts receivable from third parties.
Other Current Assets.
          At December 31, 2006, Rp 6.8 billion (US$0.8 million) of TELKOM’s time deposits with maturity of less than one year were restricted as collateral for security interests for bank guarantees.
Current Liabilities
          Current liabilities were Rp 13,513.2 billion at December 31, 2005, and Rp 20,535.7 billion (US$2,281.7 million) at December 31, 2006, reflecting an increase of Rp 7,022.5 billion, or 52.0%. The increase in current liabilities primarily arose from increases in the following: (a) trade payable; (b) taxes payable; (c) accrued expenses; (d) unearned income; and (e) short-term bank loans; and (f) current maturities of long-term liabilities.
          At December 31, 2004, 2005 and 2006, approximately 31.6%, 31.4% and 23.7%, respectively, of TELKOM’s current liabilities were denominated in foreign currencies, principally the US Dollar, such that the movement of Rupiah exchange rate against US Dollar across these years significantly affected TELKOM’s current liabilities.
Current Maturities of Long-term Liabilities.
          Current maturities of long-term liabilities increased by Rp 2,448.5 billion, or 109.9%, from Rp 2,226.9 billion at December 31, 2005, to Rp 4,675.4 billion (US$519.5 million) at December 31, 2006. This increase was primarily due to the increases in current maturities of bank loans, notes and bonds, and deferred consideration for business combinations.

Accrued Expenses.
          Accrued expenses increased by Rp 1,954.5 billion, or 128.5%, from Rp 1,521.2 billion at December 31, 2005, to Rp 3,475.7 billion (US$386.2 million) at December 31, 2006. The increase was primarily due to an increase of Rp 48.0 billion, or 10.8%, in accruals for general, administrative and marketing expenses from Rp 444.1 billion at December 31, 2005 to Rp 492.1 billion at December 31, 2006, an increase of Rp 258.4 billion, or 57.1%, in accrued salaries and benefits from Rp 452.4 billion at December 31, 2005 to Rp 710.8 billion at December 31, 2006, and an increase of Rp 144.6 billion, or 35.2% in accruals for operations, maintenance and telecommunication services expenses from Rp 411.1 billion at December 31, 2005 to Rp 555.7 billion at December 31, 2006, and an increase of Rp 1,528.4 billion or 100% in accrued expenses for the early retirement program from Rp nil at December 31, 2005 to Rp 1,528.4 billion at December 31, 2006.
Indebtedness
          Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities and short-term bank loans) at December 31, 2004, 2005 and 2006 were as follows:

	At December 31,
	2004	2005	2006
	(Rp. in billion)	(Rp. in billion)	(Rp. in billion)
Indonesian Rupiah(1)	4,550.0	4,009.0	8,022.4
US Dollar(2), (3)	9,904.2	7,993.9	6,002.8
Japanese Yen(4)	1,512.4	1,302.6	1,088.6
EURO(5)	649.7	427.7	261.0

Total	16,616.3	13,733.2	15,374.8

(1)	For 2004, 2005 and 2006, amounts also include bond issuance costs for TELKOM bonds of Rp 13.4 billion, Rp 8.15 billion and Rp 2.9 billion.

(2)	Amounts at December 31, 2004, 2005 and 2006 translated into Rupiah at Rp 9,300, Rp 9,835, and Rp 9,005 = US$1, respectively, being the Reuters sell rates for US Dollars at each of those dates.

(3)	Amounts at December 31, 2004 include imputed interest on deferred consideration for business combinations relating to acquisition of AriaWest, purchase the remaining 9.68% interest in Dayamitra shares and acquisition of KSO IV in the amount of US$9.7 million (Rp 90.2 billion), US$1.3 million (Rp 11.9 billion) and US$101.0 million (Rp 938.7 billion), respectively. Amounts at December 31, 2005 included imputed interest on deferred consideration for business combinations relating to the acquisition of Aria West, purchase the remaining 9.68% interest in Dayamitra shares and acquisition of KSO IV of US$5.8 million (Rp 57.3 billion), US$0.3 million (Rp 2.5 billion) and US$72.9 million (Rp 717.1 billion), respectively, being imputed interest on installment payments of the foregoing liabilities. Amounts at December 31, 2006 included imputed interest on deferred consideration for business combinations relating to the acquisition of Aria West and KSO IV of US$2.9 million (Rp 26.1 billion) and US$48.6 million (Rp 437.7 billion).

(4)	Amounts at December 31, 2004, 2005 and 2006, translated into Rupiah at Rp 90.6, Rp 83.9, and Rp 75.7 = Yen 1, respectively, being the prevailing exchange rates for buying Yen at each of those dates.

(5)	Amounts at December 31, 2004, 2005 and 2006, translated into Rupiah at Rp 12,666.9, Rp 11,651.5 and Rp 11,835.3 = EURO 1, respectively, being the prevailing exchange rate for buying Euros at each of those dates.
          Of total indebtedness at December 31, 2006, Rp 5,363.4 billion, Rp 3,011.4 billion and Rp 7,237.6 billion were scheduled for repayments in 2007, 2008, and 2009-2024, respectively. Of these amounts, Telkomsel was scheduled to repay Rp 1,666.7 billion in 2007, Rp 1,000.0 billion in 2008 and Rp 500.0 billion in 2009. Infomedia was scheduled to repay Rp 12.1 billion, Rp 10.3 billion and Rp 8.2 billion in 2007, 2008 and 2009-2011, respectively.
          TELKOM expects scheduled repayments of indebtness to be finances primarily from net cashflows operating activities and refinancing by TELKOM, Telkomsel, Dayamitra and Infomedia

          At December 31, 2006, TELKOM had the following outstanding significant indebtedness:
•	Rp 4,476.6 billion (US$497.1 million) (including current maturities) in two-step loans through the Government;

•	Rp 997.1 billion (US$110.7 million) (after unamortized bond issuance costs) IDR bonds issued by TELKOM;

•	Rp 465.1 billion (US$51.7 million) (including current maturities) in acquisition indebtedness relating to TELKOM’s acquisition of 100% equity interest in AriaWest (after discount);

•	Rp 2,436.4 billion (US$270.6 million) representing the present value of fixed monthly payments to be paid to MGTI in respect of the acquisition of KSO IV;

•	Rp 464.8 billion (US$51.6 million) medium-term notes (net of unamortized debt issuance costs) issued by TELKOM;

•	Rp 952.8 billion (US$105.8 million) in project financing from the Export and Import Bank of Korea in connection with the CDMA Project; and

•	Rp 488.0 billion (EURO 22.0 million and US$25.2 million) (including current maturities) of Telkomsel’s loan from Citibank NA its Hermes Export facility (Rp 261.0 billion) and EKN-Backed facility (Rp 227.0 billion).

•	Rp 1,689.6 bilion (US$187.6 million) representing the present value of fixed monthly payments to be paid to BSI in respect of the acquisition.

•	Rp 3,166.7 billion (US$351.7 million) Telkomsel’s loans consist of short term and medium-term loans received from Mandiri, Citibank NA and BNI, BCA
Two-Step Loans
          Since 1982, TELKOM has entered into a series of two-step loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to TELKOM to fund the development of telecommunications infrastructure and supporting equipment. TELKOM obtained its last two-step loan in 1994 and, as a public company, is no longer eligible to obtain Government-assisted financing of this type.
          At December 31, 2006, TELKOM’s outstanding principal indebtedness under the two-step loans totaled Rp 4,476.6 billion (US$497.4 million), of which US$199.5 million (Rp 1,795.8 billion) was denominated in US Dollars and ¥14,384.7 million (Rp 1,088.6 billion) was denominated in Japanese Yen. As of December 31, 2006, TELKOM has used all facilities of two-step loans and the draw period for the two-step loans has expired.
Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating interest rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%. Repayments of principal are semi-annually and due on the loans at various dates through 2024. For the years 2007 through 2011, aggregate scheduled repayments of principal range from Rp 368.6 billion to Rp 469.7 billion per year and average Rp 417.1 billion per year.
The Company must maintain financial ratios as follows:
•	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively; and

•	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originally from the World Bank and ADB, respectively.
As of December 31, 2006, the Company was in compliance with the above covenants.
Direct Borrowings
          Beginning in 2002, TELKOM began funding a significant portion of its capital expenditures through vendor-procured and other direct borrowings from banks and other lenders, including the capital markets.
          TELKOM had never previously borrowed directly from a commercial bank to finance capital expenditures.
          On April 10, 2002, TELKOM borrowed US$44.4 million and Rp 173.0 billion from Citibank N.A. and PT Bank Central Asia to finance the development of a high performance backbone in Sumatra. Citibank loans, which were supported by an export credit guarantee of Hermes Kreditversicherungs AG and Servizi Assicurativi del Commercio Estero (“SACE” Italy), bear interest rate at a rate equal to 6-month LIBOR plus 0.75% and fixed interest rate of 4.14%, respectively. Bank Central Asia loan bears interest at 4.35% plus the 3-month time deposit rate. As of December 31, 2006, the outstanding amounts under these facilities were US$14.0 million and Rp 28.7 billion.
          On June 21, 2002, as amended on April 4, 2003, TELKOM entered into a loan agreement with several Indonesian banks in which Bank Bukopin acted as facility agent for Rp 150 billion to fund the development of the Regional Division V Junction project. The lenders charged interest at the rate of 19.5% for the first year and at the average 3-month deposit rate plus 4% for the remaining years. A substantial portion of these loans were supported by export credit agency guarantees procured by the equipment vendors for the project. As of December 31, 2006, the outstanding amount under these facilities was Rp 32.6 billion with interest rate charged on the loan was 12.7%.
          On August 27, 2003 TELKOM entered into a Loan Agreement with The Export-Import Bank of Korea for approximately US$124.0 million, with a portion of the loan amount to be used by TELKOM to finance the CDMA procurement from the Samsung consortium. The loan bears interest, commitment and other fees totaling 5.68%. As of December 31, 2006, the outstanding amount under this facility was US$105.8 million.
IDR Bond Issuance
          On July 16, 2002, TELKOM issued bonds denominated in Rupiah amounting to Rp 1,000 billion. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. Net proceeds after bond issuance costs of Rp 19.2 billion amounted to Rp 980.8 billion.
          The Company must maintain the following consolidated financial ratios:
•	Debt service coverage ratio must exceed 1.5:1;

•	Debt to equity ratio must not exceed (i) 3:1 for the period January 1, 2002 to December 31, 2002; (ii) 2.5:1 for the period January 1, 2003 to December 31, 2003; and (iii) 2:1 for the period January 1, 2004 to the date the bonds are redeemed; and

•	Debt to EBITDA ratio must not exceed 3:1.
          In 2005, TELKOM breached a covenant in the bonds indenture which stipulated that during the periods the bonds are outstanding, TELKOM would not make any loans to or for the benefit of any person which in the aggregate exceed Rp 500 billion. On March 24, 2006, TELKOM had obtained a written waiver from PT Bank Rakyat Indonesia Tbk., the trustee of the bonds, which allows TELKOM to provide loans to certain subsidiaries in an amount which in the aggregate exceeds Rp 500 billion

Medium-Terms Notes
          On December 13, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp 1.125 trillion in four series. Series A and Series B have matured and have been repaid as of December 31, 2005. Series C is in the principal amount of Rp 145 billion, matures on June 15, 2006 and bears interest at the rate of 8.2% per annum, and Series D is in the principal amount of Rp 465 billion, and bears interest at the rate of 9.4% per annum. Interest on the MTN is payable semi-annually beginning June 15, 2005 through June 15, 2007.
          Under the terms and conditions of the MTN, TELKOM cannot, without prior approval of holders of a majority of the outstanding principal amount of the MTN, take certain actions, including (i) encumber, pledge or charge any part of its assets, with certain exceptions; (ii) provide, or to cause its subsidiaries to provide, any corporate guarantee to any third party, except corporate guarantees relating to the obligations of its subsidiaries, for the purpose of tendering or acquiring assets through export credit; (iii) merge or consolidate with other companies which results in a material adverse effect to the operations and financial condition of TELKOM; and (iv) dispose of assets which are in aggregate more than 5% of TELKOM’s net fixed assets.
          TELKOM is required at the end of each calendar quarter during the life of the MTN to maintain certain financial ratios, namely: (i) debt service coverage ratio should exceed 1.5 to 1; (ii) debt to equity ratio should not exceed 2 to 1; and (iii) debt to EBITDA ratio should not exceed 3 to 1. As of the date of this Annual Report, TELKOM is in compliance with these ratios.
Acquisition Indebtedness and Option Purchase Price
Dayamitra
          On December 14, 2004, TELKOM exercised the option to buy the remaining 9.68% shares owned by TM Communication in Dayamitra to complete its 100% acquisition of Dayamitra. Payment for the shares in the amount of US$16.2 million was made on March 26, 2006 through an escrow account in Citibank Singapore. TELKOM has been making monthly payments of US$787,390 to the escrow account starting from December 26, 2004, which was ended on March 26, 2006. TELKOM issued a non-transferable promissory note to TM Communications as a guarantee to buy the shares on March 26, 2006, during which TM Communications will concurrently transfer the 9.68% share certificate of Dayamitra to TELKOM. As a result, TELKOM currently controls 100% of Dayamitra.
AriaWest
          On July 31, 2003, TELKOM acquired all the shares of AriaWest. As a result of the acquisition, TELKOM owes the former shareholders of AriaWest US$109.1 million, which is being repaid in ten semi-annual installments from July 31, 2004 through January 31, 2009. As of December 31, 2006, the amount payable to AriaWest’s former shareholders, before unamortized discount, totaled US$54.5 million.
KSO IV
          On January 20, 2004, TELKOM and MGTI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division IV.
          At December 31, 2006, the remaining monthly payments to be made by TELKOM to MGTI, before unamortized discount, amounted to US$319.2 million (Rp 2,874.1 billion).
KSO VII
On October 19, 2006, TELKOM and BSI entered into an agreement to amend and restate the KSO Agreement with respect to Regional Division VII.
At December 31, 2006, the remaining monthly payments to be made by TELKOM to BSI, before unamortized discount, amounted to Rp 2,226.4 million.

Sumatra High Performance Backbone Network
          On April 10, 2002, TELKOM entered into four term loan facilities to finance the construction of the Sumatra high performance backbone network. These four facilities were entered into with (i) Bank Central Asia, for Rp 173 billion; (ii) Citibank, N.A., for US$6.95 million; (iii) Citibank International plc as agent for certain lenders under a syndicated loan, for US$23.40 million (supported by an export credit guarantee of Hermes Kreditversicherungs AG); and (iv) Citibank International plc as agent for certain lenders under a syndicated loan, for US$21.00 million (supported by an export credit guarantee of Servizi Assicurativi del Commercio Estero). As of December 31, 2006, all of these facilities have been fully or partially utilized, with the US$6.95 million loan to Citibank, N.A. being fully repaid in May 2003.
Bank Central Asia
          Bank Central Asia, providing a total facility of Rp 173,000 million to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.
          The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate (i.e 13.27% and 13.18% as of December 31, 2005 and 2006, respectively). The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.
          During the period when the loan is outstanding, TELKOm is required to comply with all covenants and restrictions including maintaining financial ratios as follows:
•	EBITDA to interest ratio should exceed 4 to 1.
•	EBITDA to interst to principal ratio should exceed 1.5 to 1.
•	Debt to EBITDA ratio should not exceed 3 to 1.
          In 2005, TELKOM breeched a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benfit of any person which in aggregate exceed Rp. 500,000 million. On April 24, 2006, TELKOM obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceeds Rp.500,000 million.
Citibank,N.A. and Citibank International Plc
          Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured. The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.
          On April 10,2002, TELKOM entered into a loan agreement with Citibank N.A. (“Arrangers”) and Citibank International Plc (”Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to USD 21.0 million. The facility was used to finance up 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.
          The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi annual installments beginning in December 2003. Total principal outstanding as of December 31, 2005 and 2006 was USD 9.3 million (equivalent to Rp. 91,257 million) and USD 5.6 million (equivalent to Rp. 50,133 million), respectively. The credit facility is unsecured.

          During the period when the loan are outstanding, TELKOM is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
•	Debt service coverage ratios should exceed 1.5 to 1

•	Debt to equity ratios should noy exceed:
o	3 to 1 for the period April 10, 2002 to January 1, 2003.

o	2.75 to 1 for the period January 2, 2003 to January 1, 2004

o	2.5 to 1 for the period January 2, 2004 to January 1, 2005

o	2 to 1 for the period January 2, 2005 to the full repayment date of the loans.
•	Debt to EBITDA ratio should not exceed:
o	3.5 to 1 for the period April 10, 2002 to January 1, 2004.

o	3 to 1 for the period January 2, 2004 to the full repayment date of the loans.
In 2005, TELKOM has breeched a covenant in the loan agreements which stipulate that TELKOM will not make any loans or grants to or for the benefit of any person which in aggregate exceed 3% of shareholder’s equity.. On May 12, 2006, TELKOM obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceeds 3% of stockholder’s equity..
          As of December 31, 2005 and 2006, the outstanding loan was US$12.6 million (equivalent to Rp 123,665 million) and US$8.4 million (equivalent to Rp 75,486 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004. The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of December 31, 2005 and 2006, respectively
Regional Division V Junction Project
          On June 21, 2002, TELKOM entered into a loan agreement with a consortium of banks for a Rp 400 billion facility in order to finance the Regional Division V Junction Project. The original loan was to be repaid in 14 quarterly installments starting from April 2004. The loan agreement was amended on April 4, 2003 to reduce the facility amount to Rp 150 billion and provide for repayments to be made in 14 quarterly installments starting on May 21, 2004. As of December 31, 2005, TELKOM had drawn down a total of Rp 148.9 billion of this loan. As of December 31, 2006, the outstanding amount of the loan was Rp 32.6 billion.
          Under this loan agreement, TELKOM is required at the end of each calendar quarter during the life of the facility to maintain certain financial ratios, namely: (i) debt to equity ratio should not exceed 3 to 1; and (ii) EBITDA to interest expense ratio of should exceed 5 to 1. As of the date of this Annual Report, TELKOM is in compliance with these ratios.
Telkomsel’s Indebtedness (including facilities)
Hermes Export Facility
          On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into a Hermes Export Facility Agreement with Citibank International plc (as Original Lender and Agent) providing a total facility of Euro 76.2 million divided into several tranches. The agreement was subsequently amended on October 15, 2003, amending the facility amount to Euro 73.4 million and the payment dates. The interest rate per annum on the facility is determined based on the EURIBOR plus 0.75% per annum (i.e, 2.96% as of December 31, 2004, 3.33% as of December 31, 2005, and 4.48% as of December 31, 2006). Interest is paid semi-annually, starting on the utilization date of the facility (May 29, 2003). As of December 31, 2006, total loans drawn from the facility amounted to EUR 73.4 million and the outstanding balance was Euro 22.0 million.

EKN-Backed Facility
          On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility Agreement with Citibank International plc (as Original Lender and Agent) and Citibank NA, Jakarta branch (Arranger), covering a total facility amount of US$70.5 million divided into several tranches. In December 2004, the agreement was amended to reduce the facility amount to US$68.9 million. The interest rate on the facility is based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02% as of December 31, 2005 and 2006). Interest is paid semi-annually, starting on the utilization date (July 31, 2003). As of December 31, 2006, the outstanding balance was US$25.2 million.
Short-term and Medium-term Loans
Pursuant to purchase of Notes from BCA, on December 3, 2004, Telkomsel entered into a Loan Agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and BCA (as “Lender”) covering a total facility of Rp 170,000,000,000 (“Facility”). The facility bore interest at three-month Bank Indonesia certificate plus 1%, paid quarterly in arrears and unsecured. The repayment of amount drawn was made on February 1, 2006.
Dayamitra’s Indebtedness
          As of December 31, 2006, Dayamitra had fully repaid its indebtedness loan facilities from Bank Mandiri pursuant to the terms of loan agreements entered into on December 20, 2003. The loans were payable on a quarterly basis with interest at 14% per annum.
Capital Expenditures
          At December 31, 2006, TELKOM (parent company) incurred capital expenditures of Rp 2,203.6 billion (US$244.8 million), which was less by Rp 4,609.8 billion from originally budgeted in its capital expenditure plan.
          TELKOM groups its capital expenditures into the following categories for planning purposes of:
•	Infrastructure, which consists of the transmission and switching network and backbone (including data backbone and fixed line network backbone infrastructure), access network (including fixed wireless networks) and BTS of Fixed Wireless;

•	Phone, which consists of Soft Switch # 4 and 5, Local Central (V52 and QE Central), Trunk Expand, Signalling CCS#7 for Fixed Wireline and NSS or MSC for Fixed Wireless.

•	Multimedia, which consists of Internet access, data communication services, content and community development and e-business services; and

•	Service-Net, which consists of various commercial services intended to increase traffic on TELKOM’s network, including interconnection, Internet network and third-party call centers.
          In addition, Telkomsel incurred capital expenditures of Rp 16,496 billion (US$1,832.9 million) for network infrastructure and other investments and TELKOM’s other subsidiaries incurred capital expenditures of Rp 196.5 billion (US$21.8 million).
          The following table sets out TELKOM’s historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, Dayamitra and TELKOM’s other consolidated subsidiaries:

	Years Ended December 31,
	2004(1)	2005(1)	2006(1)	2007(2)	2008(3)
	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)
TELKOM (parent company):
Infrastructure:
Transmission Network and Backbone	560.4	277.7	714.8	1,285.5	330.1
Access Network	1,831.2	1,577.0	668.6	4,244.4	1,089.9

Subtotal Infrastructure	2,391.6	1,854.7	1,383.4	5,529.9	1,420.0
Commercial Services:
Phone	901.5	524.5	220.8	1,137.7	292.1

	Years Ended December 31,
	2004(1)	2005(1)	2006(1)	2007(2)	2008(3)
	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)
Multimedia	92.7	334.2	155.9	767.7	197.1
Services-Net	34.2	94.9	8.9	41.7	10.7

Subtotal Commercial Services	1,028.4	953.6	385.6	1,947.1	499.9
Supporting Services	295.6	559.5	434.6	1,014.3	260.5

Subtotal for TELKOM (parent company)	3,715.6	3,367.8	2,203.6	8,491.3	2,180.4

TELKOM’s Subsidiaries:
Telkomsel	4,982.7	10,085.7	16,496.0	18,517.0	18,146.7
Dayamitra	50.4	—	—	—	—
Infomedia Nusantara	63.0	37.9	89.1	127.6	97.7
Pramindo Ikat Nusantara	1.7	29.4	12.0	38.1	45.4
Indonusa Telemedia	1.4	8.9	—	82.4	21.8
Graha Sarana Duta	3.7	2.4	2.1	27.3	8.2
PT Pro Infokom Indonesia	0.6	—	—	—	—
PT Metra (Holding)	0.9	19.3	45.4	15.2	60.0
AriaWest	0.1	1.1	47.9	4.0	—
Napsindo	0.3	0.5	—	—	—

Subtotal for subsidiaries	5,104.8	10,185.2	16,692.5	18,811.6	18,379.8

Total for TELKOM (consolidated)	8,820.4	13,553.0	18,896.1	27,302.9	20,560.2

(1)	Amounts for 2004, 2005 and 2006 are actual capital expenditures.

(2)	Amounts for 2007 are planned capital expenditures included in TELKOM’s budget and are subject to upward or downward adjustment.

(3)	Amounts for 2008 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
          Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/US Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to TELKOM, technical or other problems in obtaining or installing equipment and whether TELKOM enters any new lines of business. In particular, TELKOM’s ability to make substantial future capital expenditures will depend on whether it is successful in implementing one or more forms of financing, including “pay as you grow.”
Planned Investments in 2007
          In 2007, TELKOM plans to make capital investments in infrastructure, commercial services and supporting services.
Planned Investments in Infrastructure
          TELKOM’s planned capital investments in infrastructure in 2007 total Rp 5,529.9 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, expansion of the backbone transmission network on Jawa, Sumatra and Kalimantan (JASUKA), a submarine cable system between Kalimantan and Sulawesi and a submarine cable system between Denpasar and Mataram. Substantial investment will also be made in replacing and expanding access infrastructure, which includes fiber optic cable fixed line, copper wire fixed line and CDMA wireless access networks.
Planned Investments in Commercial Services
          TELKOM also plans to spend Rp 1,947.2 billion in 2007 for capital investments in commercial services, including:
•	capital investments in fixed line commercial services (including fixed wireless services), which include additional capacity, service enhancements and upgrades, including its value added services and software and mechanical and electrical systems;

•	enhancing TELKOM’s multimedia network (including core network of IR Transport and IP Metro Junction), which includes increases in the bandwith capacity of international internet gateway, internet multiflexing (IMUX) system for internet and data access, internet value added service in commercial services such as B2B e-commerce access, broadband access (Speedy), NGN platform services and broadband contents and applications; and

•	investing in service-net, including the establishment of fixed wireless services, e-commerce, internet connectivity and value added services.
Planned Investments in Supporting Services
          TELKOM plans to spend Rp 1,014.3 billion in 2007 for capital investments in supporting facilities, including:
•	investments in information systems to improve and increase the capability of the IT support system, billing systems, operating support system (“OSS”), customer care and billing system (“CCBS”);

•	buildings (for operations and equipment) and power supply; and

•	other supporting facilities such as network measurement tools, research and development, training equipment, and office facilities.
Other Financing Techniques
          In common with many Indonesian state-owned enterprises, TELKOM has historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, TELKOM has funded its capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, TELKOM has in recent years accessed the debt capital markets for a portion of its financing needs. On July 16, 2002, TELKOM issued a fixed rate IDR Bond in the amount of Rp 1,000 billion with maturity of five years with fixed interest rate of 17% per annum. On December 15, 2004, TELKOM issued unsecured medium-term notes (“MTN”) in the principal amount of Rp 1.125 bllion in four series with interest rates ranging from 7.7% to 9.4% per annum. TELKOM is presently in the process of exploring alternative sources of financing for capital investment, including vendor-procured and other bank financing, as well as other potential sources of borrowed funds.
Revenue Sharing
          Until recently, TELKOM made use of revenue-sharing arrangements to develop fixed line networks in heavily populated urban areas of Indonesia, public card-phone booths and its analog mobile cellular networks. Under these revenue-sharing arrangements, investors finance the costs incurred in procuring and installing equipment, while TELKOM manages and operates the equipment, and bears the cost of repairs and maintenance, after installation and until the end of the revenue-sharing period. The investors legally retain rights to the equipment during the revenue-sharing period but transfer ownership to TELKOM at the end of such period. See “Information on the Company — Revenue Sharing Arrangements (PBHs).”
          TELKOM did not fund any capital investments (other than capital investments in fixed line telephone services and broadband Internet services) through revenue-sharing arrangements in 2003, 2004 or 2005 and does not intend to fund any such capital investments (other than capital investments in fixed line telephone services) through such arrangements in the future, except in the context of its efforts to promote the “pay as you grow” program to fund capital investments. See “Pay as You Grow” below. Since 2004, TELKOM has been trying to replace existing revenue-sharing arrangements with new partnership schemes on more favorable terms.
Pay as You Grow
          The Pay as You Grow program involves arrangements in which TELKOM and its equipment suppliers agree that a percentage of the contract cost will be paid upfront (typically 25%) and the balance will be paid once the lines are put into service. TELKOM and its suppliers also agree to work together to plan and design networks, assess capacity requirements and determine timetable for procurement. The “pay as you grow” scheme allows TELKOM to pay the equipment vendors based on the attainment of a certain number of customers in the related area/facility or within one year from completion date, whichever is earlier. Vendors participating in this “pay as you grow” scheme have assessed the risk of entering into such scheme and, up to the date of this Annual Report, have only been willing to enter into this scheme for projects that they believe have high customer potential. Accordingly, vendors have always been paid by TELKOM within a few months after the equipment has been delivered. TELKOM expects that only a relatively small number of equipment suppliers will be invited to participate in pay as you grow programs and supply a substantial portion of TELKOM’s infrastructure and other equipment needs.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          In accordance with Indonesian law, the Company has a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by the Board of Directors, whose members are comprised of the top executives of the Company, comparable to the chief executive officer, chief financial officer and other such officers of corporations incorporated under the laws of many of the States in the United States of America.
Board of Commissioners
          TELKOM’s Articles of Association (the “Articles”), referring to the Indonesian Company Law, states that the principal statutory duties of the Board of Commissioners are to supervise the policies of the Board of Directors in the operation and management of the Company and to give advice to the Board of Directors. In carrying out its supervisory activities, the Board of Commissioners is accountable to the stockholders of the Company.
          The Board of Commissioners, which supervises the management of TELKOM and the implementation of TELKOM business plan by the Board of Directors, does not have day-to-day management functions or authority, except in limited circumstances where all members of the Board of Directors have been suspended for any reason.
          The current Board of Commissioners of TELKOM consists of one President Commissioner and four Commissioners, two of whom are independent commissioners.
          Pursuant to the Articles, each Commissioner is appointed for a term commencing from the date of the appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders following the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Commissioner at any time before his or her term of office expires. If the position of a Commissioner becomes vacant for any reason, the Articles further provide that within 60 days of the occurrence of such vacancy, an announcement that there will be notice for a general meeting of stockholders must be made to nominate a successor.
          Pursuant to the Articles, meetings of the Board of Commissioners are presided over by the President Commissioner. If the President Commissioner is absent, another member of the Board of Commissioners chosen from the Commissioners present presiDec over the meeting.
          Meetings of the Board of Commissioners must be held at least once every three months and at any other time (i) upon request of the President Commissioner, (ii) upon request of one-third of the members of the Board of Commissioners, (iii) upon written request of the Board of Directors, or (iv) upon request of a shareholder or a group of stockholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The quorum for all Board of Commissioners meetings is more than one-half of the total number of the Commissioners then represented in person or by proxy granted to one of the other Commissioners of TELKOM at such meeting.
          Resolutions of a meeting of the Board of Commissioners shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of Commissioners present or represented at the meeting. In the event of a tie, the proposed resolution shall be deemed to have been rejected.
          The members of the Board of Commissioners as of December 31, 2006 were:

	Age as of January
Name	1, 2007	Title	Since
Tanri Abeng	64	President Commissioner	March 10, 2004
P. Sartono	62	Independent Commissioner	June 21, 2002
Arif Arryman	50	Independent Commissioner	June 21, 2002
Anggito Abimanyu	43	Commissioner	March 10, 2004
Gatot Trihargo	46	Commissioner	March 10, 2004

Tanri Abeng
          Mr. Abeng has been President Commissioner of TELKOM since March 10, 2004. From 1980 to 1998, Mr. Abeng served as President Director (1980-1991) and President Commissioner (1991-1998) of PT Multi Bintang Indonesia, Indonesia’s largest brewery. He also served as President Director of PT Bakrie & Brothers from 1991 to 1998, was President Commissioner of PT B.A.T. Indonesia from 1993 to 1998 and was a Commissioner of PT Sepatu BATA from 1989 to 1998. He was also a member of Parliament from 1993 to 1999 and was Minister of State-Owned Enterprises from 1998 to 1999. Mr. Abeng holds a degree from the University of Hasanudin, a masters degree in business administration from the State University of New York, Buffalo and has completed the Advanced Management Program at the Claremont Graduate School in Los Angeles.
P. Sartono
          Mr. P. Sartono has been an Independent Commissioner of TELKOM since June 21, 2002. Mr. P. Sartono became an employee of TELKOM in 1972 and has served in various management positions, including as Corporate Secretary from 1992 to 1995 until retired in 2000. Prior his tenure at TELKOM, he held various positions at Directorate General of Post and Communications from 1973 to 1985 and served as President Director of PT Telekomindo Primabhakti from 1995 to 1998. Mr. P. Sartono holds a degree in law from the University of Indonesia and a Master of Management (Marketing) degree from IPWI Jakarta and a Master of Law degree from the Institute Business Law and Management (Sekolah Tinggi Ilmu Hukum IBLAM) in Jakarta.
Arif Arryman
          Mr. Arryman has been an Independent Commissioner of TELKOM since June 21, 2002. In addition, he has served as Independent Commissioner of PT Bank BNI Tbk. from 2001 to 2005. Previously, he served as an advisor to the Coordinating Minister for Economy and a member of the Assistancy Team to the Ministry of Finance. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology, a masters degree in Engineering from Asia Institute of Technology in Bangkok, Thailand, Diploma d’etude Approfondie in economics from Universite Paris-IX Dauphine in France and a doctoral degree in economics from Universite of Paris-IX Dauphine in France.
Anggito Abimanyu
          Mr. Abimanyu has been a Commissioner of TELKOM since March 10, 2004. As of the date of this Annual Report, he is the Head of the Agency for Research in Economics, Finance and International Cooperation of the Ministry of Finance and has been a member of the expert staff to the Finance Minister since 2000. Mr. Abimanyu previously served as a member of the Board of Commissioners of Bank Lippo and of Bank Internasional Indonesia. Mr. Abimanyu is also a lecturer in the Faculty of Economics of Gadjah Mada University. Mr. Abimanyu holds both a bachelor and a master degree in economics from Gadjah Mada University, a master in science degree in International Development from the University of Pennsylvania and a Ph.D. degree in Environmental Economics from the University of Pennsylvania.
Gatot Trihargo
          Mr. Trihargo has been a Commissioner of TELKOM since March 10, 2004. As of the date of this Annual Report, he serves as a member of the Special Staff of the Ministry of State-Owned Enterprises. Mr. Trihargo holds a degree in accounting from Sekolah Tinggi Akuntansi Negara, Jakarta, and a masters degree in Accountancy and Financial Information Systems from Cleveland State University in Ohio.
Board of Commissioners’ Committees
          As of the date of this Annual Report, the Board of Commissioners has three standing committees: the Audit Committee, the Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) and the Nomination and Renumeration Committee. An Independent Commissioner chairs each committee. In addition, external members to the Audit Committee, in order to be considered independent under applicable Indonesian rules: (a) must not be a member of any Indonesian registered public accountant that has provided audit and/or non-audit services to TELKOM within one year prior to his appointment to the Audit Committee; (b) must not have been a TELKOM employee within one year prior to his appointment to the Audit Committee; (c) must not own, directly or indirectly, any shares in TELKOM; and (d) must not have any business relationship that relates to TELKOM’s businesses.
          As of the date of this Annual Report, the Audit Committee of the Board of Commissioners is composed of seven members: (i) Mr. Arif Arryman, an Independent Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner; (iii) Mr. Mohammad Ghazali Latief; (iv) Mr. Salam; (v) Mr. Sahat Pardede; (vi) Mr. Gatot Trihargo; and (vii) Mr. Jarot Kristiono. All of the members of the Audit Committee (except for Mr. Arif Arryman, Mr. Sartono and Mr. Trihargo) are independent external members and Mr. Pardede is an accounting and financial expert. New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3 (c) (3), however, foreign private issuers are exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. TELKOM avails itself of this exemption as set forth in its Section 303A Annual Written Affirmation, filed with the NYSE on March 2007. An Audit Committee Charter (the “Charter”) that has been adopted by the Board of Commissioners governs the committee. The Charter outlines the committee’s purpose, function and responsibilities and specifies that the committee is responsible for:
•	Overseeing the Company’s financial reporting process on behalf of the Board of Commissioners. As part of its responsibilities, the committee will recommend to the Board of Commissioners, subject to shareholder approval, the selection of TELKOM’s external auditor;

•	Discussing with TELKOM’s internal and external auditors the overall scope and specific plans for their respective audits. The committee will also discuss TELKOM’s consolidated financial statements and the adequacy of TELKOM’s internal controls;

•	Meeting regularly with TELKOM’s internal and external auditors, without management present, to discuss the results of their examinations, their evaluation of TELKOM’s internal controls and the overall quality of TELKOM’s financial reporting; and

•	Carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters.
          The Planning and Risk Assessment Committee (formerly, the Review and Planning Committee) was established on August 1, 2003. The original objective of this committee was to review the company’s long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the Board of Directors. The committee is also responsible for supervising and monitoring the implementation of the business plans of the company. On May 19, 2006, the Board of Commissioners redefined and expanded the objectives of this committee to include strategic risk assessment and changed the committee’s name accordingly. As of the date of this Annual Report, the Planning and Risk Assessment Committee consists of nine members: (i) Mr. Anggito Abimanyu (the Chairman); (ii) Mr. Gatot Trihargo (the Vice Chairman); (iii) Mr. Yuki Indrayadi (Secretary); (iv) Mr. P. Sartono (Indenpendent Commissioner); (v) Mr. Arif Arryman (Independent Commissioner); (vi) Mr. Ario Guntoro; (vii) Mr. Adam Wirahadi; (viii) Mrs. Widuri M. Kusumawati; and (ix) Mr. Arman Soeriasoemantri. All of the members of the Planning and Risk Assessment Committee (except for Mr. Abimanyu, Mr. Trihargo, Mr. Arryman and Mr. Sartono) are independent external members.
          On May 20, 2003, following TELKOM’s 2003 Annual General Meeting of stockholders, the Board of Commissioners re-established the Nomination and Remuneration Committee. As of the date of this Annual Report, the Nomination and Remuneration Committee is composed of: (i) Mr. Tanri Abeng, the President Commissioner and the Chairman; (ii) Mr. P. Sartono, an Independent Commissioner and the Secretary; and (iii) Mr. Gatot Trihargo, a Commissioner. The committee was tasked with: (a) formulating selection criteria and nomination procedures for strategic positions in the Company based on good corporate governance principles; (b) assisting the Board of Commissioners and consulting with the Board of Directors in candidate selection for strategic positions in the Company; and (c) formulating a remuneration system for the Board of Directors based on fairness and performance.

          The Commissioners’ business address is 5th Floor, Grha Citra Caraka Building, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.
Board of Directors
          In 2006, the Board of Directors is comprised of one President Director and six Directors. Following the Extraordinary General Meeting of Stockholders on February 28, 2007, the number of Directors increased from six to seven. Directors are elected and dismissed by stockholder resolutions at a general meeting of stockholders at which the holder of the Series A Dwiwarna Share is present and such holder approves the aforementioned stockholder resolutions. In order to be eligible for election, candidates for Director must be nominated by the holder of the Series A Dwiwarna Share. Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires.
          The principal functions of the Board of Directors are to lead and manage TELKOM and to control and manage TELKOM’s assets. The Board of Directors is responsible for the day-to-day management of TELKOM under the supervision of the Board of Commissioners. The Articles provide that the Board of Directors shall consist of at least three Directors, one of whom shall be the President Director and another, the Deputy President Director (upon appointment).
          The President Director, or in case of his absence, the Deputy President Director or another Director as provided for in the Articles shall have authority to represent TELKOM and execute documents on behalf of TELKOM, subject to the provisions of the Articles. The President Director shall preside over meetings of the Board of Directors or in his absence, any other member of the Board of Directors appointed from among and by those present may preside over such meetings.
          The Articles provide that meetings of the Board of Directors may be held whenever considered necessary upon the request of (i) the President Director, (ii) at least one-third of the members of the Board of Directors, (iii) the Board of Commissioners, or (iv) written notice from any shareholder or group of shareholders holding at least one-tenth of the outstanding shares of TELKOM with valid voting rights. The Articles further provide that the quorum for all Directors’ meetings is more than one-half of the members of the Board of Directors present or represented in person or by proxy granted to another Director of TELKOM in such meeting. At Directors’ meetings, each Director shall have one vote and one additional vote for each other Director he represents as proxy.
          Resolutions of a meeting of the Board of Directors shall be by consensus. If consensus cannot be reached, it shall be by the affirmative vote of a majority of the members of the Board of Directors present or represented at the meeting. In the event of a tie, the matter shall be determined by the Chairman of the meeting.
          TELKOM has a Disclosure Committee comprises of 14 senior members from various departments and chaired by the CFO. The Disclosure Committee’s role is to support TELKOM’s management in Decigning and evaluating TELKOM’s disclosure controls and procedures and participating in the disclosure process. TELKOM formally established the Disclosure Committee on February 18, 2005. Since its formal establishment, the Disclosure Committee has established internal work procedures relating to the preparation of TELKOM’s annual reports on Form 20-F, and participated in the review and preparation of TELKOM’s annual reports on Form 20-F. The establishment of the Disclosure Committee formalized the previous disclosure process where designated senior employees from various departments were responsible for assisting with the necessary disclosures.
          The members of the Board of Directors as of December 31, 2006 were:

	Age as of January
Name	1, 2007	Title	Since
Arwin Rasyid	49	President Director	June 24, 2005
Garuda Sugardo	56	Vice President Director and Chief Operating Officer	June 24, 2005
Rinaldi Firmansyah	45	Director of Finance	March 10, 2004
Arief Yahya	45	Director of Enterprise & Wholesale	June 24, 2005
Abdul Haris	51	Director of Network & Solution	March 10, 2004
John Welly	52	Director of Human Resources	June 24, 2005
Guntur Siregar	55	Director of Consumer	June 24, 2005

Arwin Rasyid
          Mr. Rasyid was appointed the President Director of TELKOM on June 24, 2005. He previously served as Vice President Director of PT Bank Negara Indonesia from 2003 to 2005, President Director of Bank Danamon Indonesia from 2000 to 2003, Vice Chairman of Badan Penyehatan Perbankan Nasional (the Indonesian Banks Restructuring Agency) in 2000, Vice President Director of Bank Niaga from 1998 to 1999, Assistant Vice President of Bank of America from 1986 to 1987 as well in various positions in Bank Niaga since 1987. Mr. Rasyid graduated with a degree in economics from the University of Indonesia. He also holds a master of arts degree in international economics and a masters degree in Business Administration (International Business) from the University of Hawaii, USA.
Garuda Sugardo
          Mr. Sugardo was appointed the Chief Operating Officer and Vice President Director of TELKOM on June 24, 2005. He joined TELKOM in 1977 and has held several positions in various departments. He previously served as Senior Consultant Marketing in the Management Consulting Center of TELKOM, Director of Telecommunication Service Business of TELKOM from 2002 to 2004, Director of Operation and Technical of Indosat as well as a number of positions in TELKOM from 1977 to 2000. Mr. Sugardo graduated with a degree in electrical engineering from the University of Indonesia.
Rinaldi Firmansyah
          Mr. Firmansyah has been Director of Finance of TELKOM since March 10, 2004. He previously served as Vice President Commissioner, President Director and Director of Investment Banking of PT Bahana Securities from 2003 to 2004, 2001 to 2003 and 1997 to 2001, respectively, and Commissioner and Head of the Audit Committee of PT Semen Padang in 2003. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
Arief Yahya
          Mr. Yahya was appointed the Director of Enterprise & Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan). Mr. Yahya graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in telecommunications engineering from the University of Surrey.
Abdul Haris
          Mr. Haris was appointed the Director of Network & Solution of TELKOM on June 24, 2005. He joined TELKOM in 1980 and has held several positions in various departments. He previously served as Director of Telecommunications and Network Business of TELKOM from 2004 to 2005, and as Deputy Head of TELKOM’s Regional Division II (Jakarta). Mr. Haris has a degree in electrical engineering from North Sumatra University and a masters degree in business administration from Prasetya Mulya Management Institute.
John Welly
          Mr. Welly was appointed the Director of Human Resources of TELKOM on June 24, 2005. He joined TELKOM in 1981 and has held several positions in various departments. He previously served as President Director of PT INTI from 2001 to 2005, Director of Operations and Marketing of TELKOM from 1998 to 2000, Commissioner of Telkomsel in 1998, Director of Human Resources and Support Divisions/Senior Executive Vice President for Human Resources and Support of TELKOM from 1995 to 1998, and Commissioner of PT Aplikanusa Lintasarta from 1995 to 1996. Mr. Welly graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in telecommunications and information from Essex University, UK. See “Directors, Senior Management and Employees — On-going Litigation and Investigations” and “Key Information — Risks relating to TELKOM and its subsidiaries — Certain TELKOM employees, including former TELKOM directors, are subject to on-going litigation, police investigations, and criminal charges.”

Guntur Siregar
          Mr. Siregar was appointed the Director of Consumer of TELKOM on June 24, 2005. He joined TELKOM in 1975 and has held several positions in various departments. He previously served as Senior Consultant on Financial Management in Management Consulting Center of TELKOM, Director of Finance of TELKOM from 2002 to 2004, Director of Commerce of Indosat from 2000 to 2002, Commissioner of PT Aplikanusa Lintasarta from 1996 to 2000, Head of Regional Division II (Jakarta) from 1996 to 2000, and Head of Regional Division I (Sumatra) from 1995 to 1996. Mr. Siregar graduated with a degree in Electrical Engineering from the Bandung Institute of Technology. See “Directors, Senior Management and Employees — On-going Litigation and Investigations” and “Key Information — Risks relating to TELKOM and its subsidiaries — Certain TELKOM employees, including former TELKOM directors, are subject to on-going litigation, police investigations, and criminal charges.”
          At the Extraordinary General Meeting of Stockholders on Feburary 28, 2007, the Board of Directors was changed and since that date, the Board of Directors is as follows:

	Age as of February
Name	28, 2007	Title	Since
Rinaldi Firmansyah	46	President Director	February 28, 2007
Sudiro Asno	49	Director of Finance	February 28, 2007
Faisal Syam	51	Director of Human Capital & General Affairs	February 28, 2007
I Nyoman G Wiryanata	47	Director of Network & Solution	February 28, 2007
Ermady Dahlan	53	Director of Consumer	February 28, 2007
Arief Yahya	45	Director of Enterprise & Wholesale	June 24, 2005
Prasetio	46	Director of Compliance & Risk Management	February 28, 2007
Indra Utoyo	44	Director of Information Technology	February 28, 2007
Rinaldi Firmansyah
          Mr. Firmansyah was appointed the President Director of TELKOM in an Extraordinary General Meeting of Shareholders on February 28, 2007. He was Director of Finance of TELKOM since March 10, 2004. He previously served as Vice President Commissioner, President Director and Director of Investment Banking of PT Bahana Securities from 2003 to 2004, 2001 to 2003 and 1997 to 2001, respectively, and Commissioner and Head of the Audit Committee of PT Semen Padang in 2003. Mr. Firmansyah graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in business administration from the Indonesian Institute of Management Development, Jakarta. Mr. Firmansyah is also a Chartered Financial Analyst (CFA).
Sudiro Asno
          Mr. Asno was appointed the Director of Finance of TELKOM on February 28, 2007. He joined TELKOM in 1985 and has held several positions in TELKOM’s finance department. He previously served as Senior General Manager Finance Center of TELKOM. Mr. Asno has a degree in accounting from the University of Padjajaran Bandung.

Faisal Syam
          Mr. Syam was appointed the Director of Human Capital & General Affairs of TELKOM on February 28, 2007. He joined TELKOM in 1983 and has held several positions in various departments, including Senior General Manager of the Human Resource Center of TELKOM. Mr. Syam has a degree in mathematics from North Sumatra University and a masters degree in management from the Bandung School of Management.
I Nyoman G Wiryanata
          Mr. Wiryanata was appointed the Director of Network & Solution of TELKOM on February 28, 2007. He joined TELKOM in 1983 and has held several positions in various departments, including Executive General Manager, Regional Division I (Sumatra). Mr. Wiryanata has a degree in electrical engineering from Surabaya Institute of Technology and a masters degree in business administration from Prasetya Mulya Management Institute.
Ermady Dahlan
          Mr. Dahlan was appointed the Director of Consumer of TELKOM on February 28, 2007. He joined TELKOM in 1973 and has held several positions in various departments. He previously served as Executive General Manager, Regional Division II (Jakarta). Mr. Dahlan has a degree in telecommunications from the National Telecommunication Academy Bandung.
Arief Yahya
          Mr. Yahya was appointed the Director of Enterprise & Wholesale of TELKOM on June 24, 2005. He joined TELKOM in 1986 and has held several positions in various departments. Previously, he served as TELKOM’s Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan). Mr. Yahya graduated with a degree in electrical engineering from the Bandung Institute of Technology and a masters degree in telecommunications engineering from University of Surrey.
Prasetio
          Mr. Prasetio was appointed the Director of Compliance and Risk Management of TELKOM on February 28, 2007. He joined TELKOM in 2006 as Executive Vice President of Risk Management, Legal and Compliance. He previously served as Director of PT Merpati Nusantara Airline from 2004 to 2005, Executive Vice President & Managing Director of PT Bank Danamon Indonesia from 2001 to 2004 and Senior Vice President of the Indonesian Banking Restructuring Agency from 1999 to 2001. Mr. Prasetio has a degree in accounting from the University of Airlangga Surabaya.
Indra Utoyo
          Mr. Utoyo was appointed the Director of Information Technology of TELKOM on February 28, 2007. He joined TELKOM in 1986 and has held several positions in various departments, including Senior General Manager, Information System Center. Mr. Utoyo has a degree in telecommunications from the Bandung Institute of Technology and a masters degree in science (Communication and Signal Processing) from Imperial College of Science, Technology and Medicine, University of London.
          None of the Directors has a service contract with TELKOM nor are any such contracts proposed. The Directors’ business address is Jalan Japati, 1, Bandung 40133, Indonesia. None of the Directors or Commissioners are related to one another.
B. Compensation
          Each Commissioner is granted a monthly honorarium and certain other allowances and is paid an annual bonus if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of stockholders. Each Commissioner also receives a lump-sum bonus paid at the end of the Commissioner’s term pursuant to an Ministry of Finance letter which applies to all state-owned companies. Each Director is granted a monthly salary and certain other allowances (including a pension if such Director is otherwise eligible). Each Director also receives an annual bonus (tantiem) if TELKOM surpasses certain financial and operating targets, the amounts of which are determined by the stockholders at the general meeting of the stockholders. Bonuses and incentives are budgeted annually and are based on the recommendation of the Board of Directors which recommendation must be approved by the Board of Commissioners before submission to the stockholders. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. In addition, Directors receive certain other in-kind benefits, such as housing, car and driver. For the year ended December 31, 2006, the aggregate compensation paid by TELKOM and its consolidated subsidiaries to all of their Commissioners and Directors was Rp 94.7 billion (US$10.5 million), in each case including bonuses and the cost of benefits provided to Directors, such as housing facilities.
          The Company and its subsidiaries provide honoraria and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp 22.7 billion, Rp.19.7 billion and Rp 23.2 billion (USD 2.6 million) in 2004, 2005 and 2006, respectively, which reflected 0.1% of total operating expenses in each respective year.
          The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp.50.3 billion, Rp.52.1 billion and Rp.71.5 billion (US$7.9 million) in 2004, 2005 and 2006, respectively, which reflected 0.3%, 0.2% and 0.2% of total operating expenses in 2004, 2005 and 2006, respectively.
C. Board practices
          Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the Board of Directors, so long as the position remains vacant, one of the other directors will be nominated by the Board of Commissioners to perform the work of the absent director. If, for any reason, the Company ceases to have any Directors, the Board of Commissioners is to assume the ongoing obligations of the Board of Directors and must convene a general meeting of stockholders to elect a new Board of Directors within 60 days.
          The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: (i) buying or selling the shares of listed companies in excess of the amount stipulated by the Board of Commissioners; (ii) participating in or disposing of other capital investments in excess of the amount stipulated by the Board of Commissioners; (iii) establishing, transferring its interests in or dissolving subsidiaries; (iv) transferring, trading, disposing or acquiring any business segments; (v) entering into licensing agreements, management contracts or similar agreements with other entities; (vi) selling or otherwise disposing of fixed assets in excess of the amount stipulated by the Board of Commissioners; (vii) ceasing to collect or writing off bad debts from the Company’s books or inventory in excess of the amount stipulated by the Board of Commissioners; (viii) binding the Company as surety in excess of the amount stipulated by the Board of Commissioners; and (ix) assuming or granting medium or long-term loans and assuming short-term loans not in the ordinary course of business in excess of the amount stipulated in the Company’s work plan and budget, as approved by the Board of Commissioners. In addition, any of the above transactions which involves 10% or more of the Company’s revenues or 20% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the stockholders at the general meeting of stockholders. In the performance of its duties, the Board of Directors must act in the interests of the Company.
          The Articles provide that members of the Board of Directors are prohibited from assuming the following: (i) a position as director of another state-owned corporation or private companies, (ii) any position within the structural or functional department of the central or district government, or (iii) other positions outside TELKOM which may directly or indirectly raise conflicts of interest with TELKOM and/or which violate the provisions of applicable laws and regulations. The Articles further provide that if members of the Board of Directors wish to assume any other position not prohibited above or wish to obtain an exemption from the foregoing prohibitions, such Director would require permission from the Board of Commissioners. In addition, such appointment shall be reported to the general meeting of stockholders.
          In addition, the Articles prohibit a Director with conflicting interests representing TELKOM in the issues causing such conflict of interest. In such cases, TELKOM shall be represented by another member of the Board of Directors with the consent of the Commissioners. In the event that TELKOM faces a conflict of interest with all members of its Board of Directors, TELKOM shall be represented by the Board of Commissioners or a member of the Board of Commissioners chosen by the Commissioners in the issues causing such conflict.
          Each Director is appointed for a term commencing from the date of appointment by the general meeting of stockholders until the closing of the fifth annual general meeting of stockholders after the date of appointment, without prejudice to the right of the general meeting of stockholders to discharge a Director at any time before his/her term of office expires. For further information on the composition and terms of the Board of Directors, see “Directors, Senior Management and Employees — Board of Directors.”
          None of the Directors or Commissioners has any substantial interest, direct or indirect, in any company carrying on a similar trade as TELKOM.
D. Employees
          As of December 31, 2006, TELKOM and its subsidiaries had 34,021 employees in total, of which 27,658 were employed by TELKOM, and 6,363 were employed by TELKOM’s subsidiaries.
          As of December 31, 2005, TELKOM and its subsidiaries had 34,004 employees in total, of which 28,179 were employed by TELKOM, and 5,825 were employed by TELKOM’s subsidiaries. As of December 31, 2004, TELKOM and its subsidiaries had 34,657 employees in total, of which 29,375 were employed by TELKOM, and 5,282 were employed by TELKOM’s subsidiaries.
          The table below sets forth a breakdown of TELKOM’s employees by position as at December 31, 2006:

	TELKOM as at December 31, 2006	TELKOM’s subsidiaries as at December 31, 2006
Senior management	169	167
Middle management	2,331	529
Supervisors	9,832	602
Others	15,326	5,065

Total	27,658	6,363

          In general, TELKOM employees receive a base salary and salary-related allowances, a bonus and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and certain members of their immediate family, housing allowance, other allowances and certain other benefits, including those related to performance of the employee’s working unit.
          Bonuses are budgeted in advance by the Board of Directors and the Board of Commissioners and are paid out in the year following the year in which they are earned. Over the past five years, the size of the annual bonus pool has ranged from Rp.114 billion to Rp.304 billion. In 2006, bonuses were paid by TELKOM to all employees, including TELKOM’s employees in KSO and Non-KSO divisions. After the size of the bonus pool is determined, management allocates the pool among the Divisions depending upon their respective performances and uniform bonuses for employees at each staff level for each Division are then determined.
          Except in connection with its initial public offering in 1995, TELKOM does not maintain an employee share scheme for any of its employees or senior management.
          TELKOM’s mandatory retirement age for all employees is 56. TELKOM sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan is for permanent employees hired prior to July 1, 2002. The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s years of service and salary level upon retirement and is transferable to dependents upon the employee’s death. The main sources of pension fund are the contributions from the employees and TELKOM. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and TELKOM contributes the remaining amount required to fund the plan. TELKOM’s contributions to the pension fund were Rp.845.7 billion, Rp.698.5 billion and Rp.693.5 billion (US$77.1 million), for the years ended December 31, 2004, 2005 and 2006, respectively. See Note 43 to the consolidated financial statements.
          Effective January 1, 2003, TELKOM (a) increased the minimum pension benefit for retired employee to approximately Rp.425,000 per month and (b) increased pension benefits for employees who retired prior to August 1, 2000 by 50%. Current employees who effectively retired on or after July 1, 2002 receive an increase of monthly pension benefit amounting to twice the amount of their basic monthly salary. This policy applied to employees who retired at the normal pension age of 56.
          The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries and amounted to Rp.971 million and Rp.1,858 million (USD 206.4 million) in 2005 and 2006, respectively.
          The Company’s employees are entitled to receive certain cash awards based on length of services and after completing certain years of services which are either paid at the time the employee reaches a certain anniversary date or upon retirement or at the time of termination if the employee has met the required number of years of service.
          TELKOM alsoprovide post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 who retired prior to June 3, 1995 or who have 20 years of service for those retired after June 3, 1995, such benefits are funded by the TELKOM Healthcare Foundation; (ii) for employees hired before November 1, 1995 who retire with years of service of less than 20 years; and for employees hired after November 1, 1995, such benefits will be granted in the form of an insurance allowance by TELKOM. TELKOM’s contributions (including contributions paid by all KSO units) to the plan for employees hired before November 1, 1995 who retired prior to June 3, 1995, and who have had 20 years of service when they retired after June 3, 1995 were Rp.724.5 billion, Rp.435.9 billion and Rp.714.8 billion (US$79.4 million), for the years ended December 31, 2004, 2005 and 2006, respectively.
          In May 2000, TELKOM employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR.” In May 2006, several TELKOM employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. The formation of each of SEKAR and SP is in accordance with the Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. Membership with the unions is not compulsory. TELKOM believes that its relations with each of SEKAR and SP are good. However, there can be no assurance that the activities of employee unions will not materially and adversely affect TELKOM’s business, financial condition and prospects.
    On-going Litigation and Investigations
          A former Director of Human Resources and an employee of TELKOM were indicted under the anti-corruption law in the Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting in losses of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term. The defendants have filed an appeal with the West Java High Court objecting to the District Court ruling. As of the date of this Annual Report, no decision has been rendered on appeal.
          In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, TELKOM’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for TELKOM’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunications equipment. It is also understood that one of the investigations relates to TELKOM’s guarantee of a bank loan obtained by Napsindo. During the investigation, former Directors and employees of TELKOM were held in custody by the West Java Police Department pending the completion of the investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of this Annual Report, the police have not found sufficient evidence to properly transfer the case to the Office of the Attorney General for indictment.
          On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of TELKOM’s former employee and four TELKOM’s employees in KSO VII were named suspects. As a result of the investigations, one of TELKOM’s former employee and two of TELKOM’s employees were indicted in the Makasar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of this Annual Report, the District Courts have not rendered their verdicts.
          TELKOM does not believe that any subsequent investigation or court decision will have significant financial impact to the Company. See “Key Risk – Risk Relating to TELKOM and its subsidiaries – certain TELKOM employees, including former TELKOM Directors, are subject to on going litigation, police investigations, and criminal charges”.

E. Share ownership
          All the directors and commissioners individually beneficially own less than one percent of the shares of the Company and their respective beneficial share ownership in the Company has not been disclosed to stockholders or otherwise made public.

2006 HIGHLIGHTS
April:
TELKOM Signed a Memorandum of Understanding (MoU) with Garuda Indonesia, Jakarta — On April 17, 2006, TELKOM and Garuda Indonesia signed an MoU on the development of information and communication (InfoComm) services, air transportation services and the business development in call center services and co-branding.
Developing Collaborations with China on Integrated Infrastructure - On April 22, 2006, TELKOM’s President Director joined a group that was accompanying the Vice President of Indonesia on a four-day visit to some cities in China. Having an economic mission, the group visited, among others, the Boao Forum for Asia in Hainan, an annual economic forum attended by nearly one hundred Asian governments and business leaders. During the visit, TELKOM explained the collaboration between Telkom Huawei and ZTE on the development of telecommunication infrastructure in several TELKOM’s Regional Divisions, including the CDMA Flexi and the broadband access Speedy development projects. In the forum, TELKOM’s President Director also conducted a business meeting with PCCW Hong Kong, one of the IP-based Pay TV operator.
May:
Cooperation on a Community Access Point (CAP) program with Posindo, Jakarta - On May 3, 2006, TELKOM and PT Pos Indonesia agreed to cooperate on providing communication network infrastructure, e-business program development, Value Added Service and Call Center, and use of PT Pos Indonesia’s post delivery and logistic services and outlets for carrying out TELKOM’s services. The MoU was signed by TELKOM’s President Director and PT Pos Indonesia’s President Director. The MoU signing was witnessed by the Director General of Telecommunications and Information Cahyana Achamadjajadi at the Bandung Institute of Technology (ITB/Institut Teknologi Bandung) auditorium.
Cooperation with Three Ministries Supporting ICT Education, Jakarta - On May 22, 2006, TELKOM signed an MoU with the Ministry of Education, the Ministry of Religious Affairs and the Ministry of Communications and Information on the provision of communication and information technology infrastructure in order to support national education programs and the development of “E-learning materials”.
TELKOM Collaborated with 103 Universities
With the MoU, TELKOM becomes the main access provider to 500 high schools and 500 Madrasah Aliyah (Islamic boarding schools). Through the Internet Goes to School program, TELKOM was actively engaged in a familiarization program in approximately 70,000 schools throughout Indonesia. As for the e-Learning program, TELKOM has provided Astinet internet access bearing a 256 kbps bandwidth for 15 vocational high schools, 64 kbps for 10 high schools and 10 Madrasah Aliyah. On top of that, TELKOM is also providing Telkomnet Instant access to 1,000 schools for free. The total value of services that TELKOMprovide for free in the first year is equal to Rp 15 billion. This was part of Telkom’s active participation in promoting corporate social responsibility (CSR).
Cooperation on the SMS 5000 Service, Jakarta - On May 30, 2006, at the Indonesian Red Cross headquarters, TELKOM signed an MoU with the Indonesian Red Cross to open a free SMS service called SMS 5000 to be used by the general public for distributing relief to the earthquake victims in Yogyakarta and Central Java.
June
My Computer, My World Program, Jakarta - On June 16, 2006, TELKOM, in collaboration with BNI, Microsoft, Intel, Zyrex, launched a promotional program through which BNI cardholders residing in Jakarta, Bogor, Tangerang and Bekasi area were entitled to an attractive Broadband Internet offer from Speedy. The program, called My Computer, My World, was held from June 16 — August 31, 2006, and was supported by Microsoft, Intel and Zyrex.

Synergy Partnership, Jakarta - On June 26, 2006, TELKOM signed an MoU with Bank Mandiri to boost synergy partnerships. The collaboration includes, first of all, publication and development of multifunction cards with the TELKOM and Bank Mandiri brands. This co-branding program also serves as a customer royalty program. Secondly, the two companies agreed to develop a mechanism for the payment of telecommunication services, which would be taken care of by Bank Mandiri, and to the use of TELKOM’s products by Bank Mandiri. Thirdly, the collaboration also pertains to the use of Bank Mandiri products and further marketing development of TELKOM’s and Bank Mandiri’s products. In addition, the two companies signed an agreement on the provision of Electronic Data Capture (EDC), which enables the payment of telecommunication services at TELKOM outlets. The amendment of usage of banking service agreement regarding denomination top-ups of FlexyTrendy. Both parties agreed to add a new Rp 50,000 denomination for Flexi Trendy top ups. Previously, customers only had the option of a minimum of Rp 100,000 denomination top-ups.
July:
Launch of National TELKOM Speedy Program by the Minister of Research and Technology, Jakarta — On July 7, 2006, the TELKOM Speedy Nasional was launched in 22 cities throughout Indonesia. The event was held simultaneously with the Computer Party Exhibition themed “The 8th Indonesian Computer Festival”. The cities to be covered by Speedy include Medan, Batam, Palembang, Jakarta, Bekasi, Bogor, Tangerang, Bandung, Cirebon, Semarang, Yogyakarta, Solo, Surabaya, Malang, Madiun, Jember, Balikpapan, Pontianak, Samarinda, Makassar, Denpasar, and Manado. Previously, the people of these cities could only enjoy internet access through Telkomnet Instant with limited speed of up to 56 kbps. TELKOM developed information for people participating in the Internet Goes To School program, which covered around 70,000 schools. TELKOM will continue to develop this program.
Infrastructure Deployment in Support of the National Jamboree Camp 2006, West Java - On 16-23 July, 2006, TELKOM deployed telecommunication infrastructure at the 2006 National Jamboree Camp in Jatinangor. At least, 34,000 people participated in this event. The technology that best fit the local condition was the CDMA-based wireless technology. The deployed telecommunication facilities included, among others, media centers, coordinated telecommunication facilities, public phones, public phone kiosk, SMS Gateways, and mobile Base Transceiver Stations (BTS). Telkomsel, a subsidiary of TELKOM Group, also deployed the GSM-based BTS at three Jamboree zones.
Security and Defense Support System, Jakarta - on July 20, 2006, TELKOM Board of Directors paid a visit to the Ministry of Defense of the Republic of Indonesia. Several topics discussed includes TELKOM’s increasing role in supporting the national security and defense capabilities. TELKOM also offered the use of the soon-to-be launched TELKOM 3 satellite to the Ministry of Defense. The two parties discussed, among other things, the follow-up action for securing Orbit 118 BT Ku-Band, including the possibility of using Xband for military support. The TELKOM 3 satellite will be launched in 2008 at the earliest.
August:
Visit from the Ministry of Commerce (MoC) of Thailand - On August 10, 2006, a Thai delegation consisting of nine people led by the Director General of Foreign Trade for the MoC of Thailand, Rachane Potjanasuntora, paid a visit to TELKOM. The visit aimed to study further the planned collaboration with TOT for fixed-lines and with CAT TELECOM for broadband, and the marine cable optic development initiated by Thailand, Indonesia and Singapore (TIS).

The 30th Anniversary of Satellites in Indonesia, Cibinong - On August 16, 2006, TELKOM celebrate 30-year use of satellites in Indonesia. The event aimed at underlining TELKOM’s commitment to the satellite business in Indonesia. In the mid-1990s, the first pay TV-DTH (Direct to Home) service was launched in Indonesia. In early 2000, TELKOM launched TELKOMVision, which used the TELKOM-1 satellite. At present, there are three pay-TV operators that use the satellite, including TELKOMVision.
TELKOM-Measat, Malaysia, Kuala Lumpur — On Augus 24, 2006, TELKOM signed an MoU with Measat Satellite System Sdn Berhad on marketing, knowledge and experience transfer, and technical cooperation.
November:
APEC Summit 2006, Hanoi - On November 16-18, 2006, TELKOM participated in the APEC Summit 2006 activities, including the APEC CEO Summit 2006 and the APEC Leaders Meeting 2006 with the theme “Towards One Community: Creating New Opportunities for Shared Development”. The event was attended by hundreds of business leaders in Asia Pacific. At the event, the Indonesian President Susilo Bambang Yudhoyono gave a keynote speech on “The Economic Security Threats of The Future: Are The Response of Today Adequate?”

AWARDS 2006
BusinessWeek:
In 2006, TELKOM, which was ranked 20th in the InfoTech 100 in 2005, was ranked as the 12th best information technology company in the world. This improved position played a strategic role in promoting TELKOM as a National Flag Carrier. This achievement was published by BusinessWeek, July 3rd, 2006 Edition, which was circulated internationally, as well as by BusinessWeek Indonesia, July 26, 2006 Edition. In the telecommunication industry category, TELKOM was ranked 5th after American Movil (Mexico/1), Telefonica Moviles (Spain/6), Telefonica (Spain/7) and China Mobile (Hong Kong/8). This achievement is above those of BT Group (UK/20), China Netcom Group (Hong Kong/21), Telenor (Norway/25), and Telefanos De Mexico (Mexico/27) (July 20, 2006).
Investor:
TELKOM received two awards, which are Best State-owned Enterprise (BUMN) 2006 for the non-financial category and Best Bond Award 2006 from Investor Group. The awards further encouraged TELKOM to become a pioneer and a role model as well as an inspiration for all business entities to become a productive and efficient national company (December 13, 2006).
Yogyakarta:
TELKOM was awarded the Best Site Award for its communication architecture and the Best Site for its information on Good Corporate Governance (GCG). Competing against 139 other state-owned enterprises, after a thorough evaluation, only 116 websites of the state-owned enterprises were accessible. The criteria included branding of the site, offline and online brand synergy, regularly updated of the site, and contain of information on corporate products, services, and other information (December 11, 2006).
The Indonesian Institute for Corporate Governance (IICG):
TELKOM was awarded with “The Most Trustworthy” predicate for GCG compliance. TELKOM was also ranked first on the 2006 Good Corporate Governance Perception Index (CGPI) for infrastructure, utility and transportation sector, among 26 other companies. TELKOM achieved the highest score with 81.30 points for the entire criteria, including self assessment, concept exposure, document compliance and GCG practice observation (December 11, 2006).
SWA, MARKPLUS & Co., and MAKSI UI, SWANETWORK Organizer: TELKOM was awarded the Best Public Listed Company in Indonesia for the Economic Value Added (EVA) achievement category in 2006. TELKOM was ranked first for EVA 2006 for the category of assets above Rp 1 trillion (December 1, 2006).
SWA and Research Center:
TELKOMNet Instant, for the second time, together with Flexi Trendy and Flexi Classy, was ranked first on the Internet Service Provider Category by the Indonesian Customer Satisfaction Award (ICSA) 2006. The survey was polled for 10,500 respondents who were classified as direct consumers in Indonesia’s six largest cities. The Total Satisfaction Score (TSS) uses three parameters including Quality Satisfaction Score (QSS), Value Satisfaction Score (VSS) and Perceived Best Score (PBS) (September 22, 2006).
Indonesia Quality Award (IQA)or BUMN 2006:
During the IQA for State-owned Enterprises (BUMN) in 2006, TELKOM received the Good Performance distinction for its performance assessment followed by the Best in Performance Excellence Achievement distinction. TELKOM achieved the highest assessment performance score of 562 in 2006. Fourteen BUMNs, out of 139 BUMNs, participated in the IQA BUMN 2006. In search of new excellence, the Malcolm Baldrige Criteria is used to assess the participants’ performance. The Malcolm Baldrige Criteria are as follow: 1. Visionary Leadership, 2. Customer-driven excellence, 3. Organization and personal learning, 4. Valuing employees and partners, 5. Agility, 6. Focus on the future, 7. Managing for innovation, 8. Management by fact, 9. Social responsibility, and 10. System perspective. This method is used by world class corporations as “world class” criteria (November 22, 2006).
FinanceAsia: Telkom was awarded Best Managed Company, Best Corporate Governance, Best Investor Relations, Best Commitment to Strong Dividends, and Best Chief Financial Officer (CFO) at FinanceAsia‘s Asia’s Best Companies 2006 event. Financial Director Rinaldi Firmansyah was chosen as one of the Best CFOs (June 29, 2006).
Business Review: TELKOM achieves the best rank in the Business Review 2006 Award in seven out of its 13 categories. The awards achieved are as follow: Best Corporation (first place, 1), Best Board of Commissioners (1), Best Share Performance (1), Best Information Technology System (1), Best Customer Service (2), Best Human Resources Development (2), and Best Business & Marketing Innovations (3). The Business Review 2006 Award is the most distinguished award for corporations that have successfully improved their performance and have made a big contribution to the development of the national economy (April 21, 2006).
PT TUV International Indonesia: TELKOM has received the ISO Certification 9001:2000 Customer Care, particularly for provisioning and delivery handling service, fault handling and service level guarantee management. TELKOM is always ready to serve its customers 1 x 24 hours through its free call single access number 0800 1 TELKOM. This effort has received positive responses from subscribers through the Voice of Customers, which stated its satisfaction of TELKOM’s services through its Corporate Customer Care Center (C4), and hopes that TELKOM becomes a role model for other companies in serving their customers (March 23, 2006).
Ministry of Manpower and Transmigration: TELKOM received five Zero Accident Awards from the Ministry of Manpower and Transmigration. Zero Accident Awards are given out by the government to companies promoting the security and health of their workers. The five Zero Accident Awards were obtained by TELKOM Divre I, II, III, V and the company’s Head Office. TELKOM is one of the 226 companies that received the Zero Accident Award. For TELKOM Divre V, the Ministry of Manpower and Transmigration also gave TELKOM an SMK3 certificate for a Golden Flag category, which proves that TELKOM pays serious attention to the security and safety systems in its workplace. The award is also part of the Month of the 2006 National K3 from January 12 — February 12, 2006 (February 12, 2006).
BusinessWeek cooperates with the Ministry of State-owned Enterprises: TELKOM was ranked 42nd in the 2006 Asian BusinessWeek 150 Scoreboard in BusinessWeek, October 2006 Edition (October 26, 2006).
Business Review cooperates with the Ministry of State-owned Enterprises: TELKOM receives a BUMN & CEO Award 2006 for The Best in Mining, Energy, Strategic Industry & Telecom Sector 2006 category, The Best II – Human Resources, The Best II – Marketing 2006, The Best III – Good Corporate Governance 2006 (August 25, 2006).
Forbes, April 2006 Edition, and www.forbes.com: TELKOM receives the Forbes Global 2000 award: Largest Companies in the World, ranked 875th . This achievement is the highest rank ever achieved by an Indonesian company. TELKOM is the only Indonesian company ranked below 1,000. TELKOM is also ranked 40th in the Telecommunication Industry category (April 17, 2006).

TELKOM Personnel
Management and Development of TELKOM Human Resources
The company’s success in boosting its performance has been supported by the high quality and professionalism of its internal human resources, which was resulted from ongoing development program.
2006 TELKOM Human Resources Profile
As of December 31, 2006 TELKOM and its subsidiaries had 34,021 employees, consisting of 27,658 TELKOM parent company employees and 6,363 subsidiaries employees.
Number of TELKOM and Subsidiaries Employees 2006 (in thousand)
The above graph shows a decline in the number of TELKOM employees throughout the years as a result of the Company’s success in implementing the multi-exit program, particularly for early retirement, in the 2003-2005 periods.
In addition to the early retirement program, the decline in the number of employees has been due to normal retirement, death and voluntarily resignation. This trend can be seen in 2006 when TELKOM (parent company)’s employees was declined by 521 people. The number of employees in 2005 and 2006 were 28,179 and 27,658 respectively, decreased by 1.8%.

Education Level and Age of TELKOM Employees 2006	TELKOM’s Employees’ Age Level as of 2006

Education Level
To be able to win the increasingly tough business competition, TELKOM needs reliable and high quality human resources to be able to provide better services than its competitors. The Company has taken several strategic steps to boost the quality of its human resources, including giving employees the opportunity to join various trainings in the country and abroad in according with the Company’s needs and assigning employees in accordance with their respective competencies.
TELKOM’S HUMAN RESOURCES PRODUCTIVITY
TELKOM’s human resources productivity in 2006 was increased compared to 2005 as shown in the ratio of Line in Service (LIS) per employee. In 2006, the LIS ratio per employee reached 466, an increase of 3% compared to 452 in 2005.
Meanwhile, the ratio of the Company’s income per employee was also increased by 25 percent from Rp 1.5 billion in 2005 to Rp 1.9 billion in 2006.
Increment of the human resources productivity was also reflected in some increasing ratio figures in 2006 compared to those in 2005, for instance the Operating Income per employee and EBITDA per employee which was increased by 28.1% and 25.9% respectively.
Competency Based Human Resources Management (CBHRM)
TELKOM has started implementing the CBHRM concept in developing its human resources since 2004. By applying the CBHRM, the Company expects the processes of planning, managing and evaluating of human resources to reflect the competencies of individual employees which will result in the placement of the right people in accordance with the right competencies.

The success of the CBHRM implementation depends on several factors, one of which is the CBHRM supporting system.
The CBHRM supporting system should be evaluated for improvement. Both the evaluation and the improvement of the supporting system conducted in 2006 were, among others:
•	the evaluation and development of the Application System for the Assessment Tool;

•	the evaluation of Human Resources Management by conducting a Salary Survey.
TELKOM has become a member of Salary Survey program, which is conducted by Mercer Consulting. The result of the Salary Survey becomes the basis for, reviewing the remuneration policy, particularly related with the basic salary and basic benefits, and formulating the certification system.
CBHRM has been implemented since 2006 and covers the following areas:
•	Competence Development; improving the Directory of Competencies for supporting the Application System for the Assessment Tool. The evaluation and development of the Application System for the Assessment Tool; and the guideline of the Competency Development is redirected to the Company’s business goal to become the InfoComm company.

•	Career management; implementing the job tender program and the fit & proper test for certain positions by taking into account the profile match-up.

•	Performance Management; evaluating and developing the Application System for the Assessment Tool for Competency Development, namely reducing the importance of self-evaluation and increasing the importance of evaluation by one’s superiors.
In addition, the Company has evaluated and improved the policies of the Human Resources Directorate’s restructuring, professional recruitment mechanism and remuneration system. The Company has also prepared the 2007-2011 Master Plan for Human Resources, and reviewed its healthcare facility for employees.
Employee Composition based on Education Level

	2005	2006
Elementary – High School	14,028	13,685
Diploma 1 – Diploma 3	8,814	8,674
Bachelor	5,337	5,299
TOTAL	28,179	27,658
HUMAN RESOURCES DEVELOPMENT
Human Resources Training
An indicator used to signal the level of human resources development in a company is the intensity of training provided for the employees. The training intensity is measured by the training cost and duration. In terms of cost, realization for training expenses in 2006 amounted Rp 106.3 billion (Rp 3.6 million per employee).
The training programs conducted in 2006 consisted of mandatory training and competence close-gap training, which were participated by 21,386 employees and divided into eight streams of competence. The training duration reached 82,766 days or an average of three days of training for each employee. TELKOM has also provided scholarships for its employees to join trainings held by various institutions in other countries, and conducted staff and leader courses for upper- and mid-level employees.

The Trainings Conducted in 2006

Deccription	Unit	Value
Human Resources	Employee	27,658
Training Participants	Participants	21,386
Training Day	Day	82,766
Mandays 1	Day/Participants	3.9
Mandays 2	Day/Employee	3
In line with TELKOM’s plan to strengthen its employees’ competence in the field of InfoComm, the training programs have been focused on the enhancement of the employees’ competence in the field of telecommunication technology and business, and information technology. In addition, TELKOM also collaborated with other institutions in and outside the country for training in the above mentioned fields.
Training Conducted in 2006:
TELKOMprovide an opportunity for all its employees to continue their education on their own initiative. The number of employees who continued their education on their own initiative from 2001 to 2006 totalling 2,140 employees. In 2006, 270 employees completed their undergraduate (S1), postgraduate (S2) and doctorate (S3) studies on their own initiative.

Location	Degree			Subtotal
	S1	S2	S3
Local	53	2	1	56
Foreign	—	2	1	3
Total	53	4	2	59
TELKOM also conducted several executive development programs in 2006, which included Leadership Training (SUSPIM) of the 135A and the 135B, and the TELKOM Leader Forum.

	Number of
Program name	Participants	Note
Leadership Program	1472
- SUSPIM A	475
- SUSPIM B	817
- Leader Forum	180
Executive Development Program		Domestic Public Training for the BOD and Excecutive & Strategy Staff.

US GAAP	49
Communic Asia	104	An annual exhibition & conference in Singapore (Competency Development, Networking, Competitive Intelligent Operation Knowledge Management) participated by 98 people, 6 being Competitive Intelligent analysts.
OCR Training	21	To improve customers satisfaction and loyalty, especially for Prime Customers from the Personal Customers segment.
In addition to education and training, TELKOM has also developed its human resources by developing its knowledge management, which constitutes a means for each employee to present various information in the form of writings, ideas and concepts that can be accessed by all employees.
To develop the human resources in the future, TELKOM strives to have the ideal and professional human resources composition through its periodic programs developed by the Assessment Service Center and the Talent Pool.
Employee development
The employee’s Faith, Culture and Sport (IBO) development were conducted routinely — weekly, monthly, annually and every four years. The weekly or monthly IBO development were in the form of routine recitation by each unit, and sport and art development. The annual IBO development was the Islamic Boarding School (Pesantren) program for executives, aimed at enabling the executives to take a role in nurturing the faith of their employees in their respective areas. The IBO developments conducted every four years were the National Musabaqah Al Qur’an, the Sport and Art Competition, Dharmagita and Pesparani.
Development of Corporate Culture
The Company has internalized a corporate culture known as ”The TELKOM Way (TTW) 135”. TTW 135 emphasizes all elements that constitute integral parts in the personality of TELKOM’s employees. Those elements are basic assumption, core values and five behavior steps.
The basic assumption is called Committed to You (Committed 2 U). The three core values consist of customer value, excellent service and competent people. The five behavior steps, which are needed to win the competition, are stretch the goal, simplify, involve everyone, quality is my job and reward the winners. The internalization of the TTW-135 aims at creating an effective cultural control on the way TELKOM’s employees feel, see, think, and behave.
In an effort to support the application of corporate business ethics and TELKOM value and the Corporate Culture Index (TCCI), TELKOM has assessed the management practice and work-unit climate. Besides, TELKOM has assessed the ethical business value implementation. Through improvement of its policies on the Business Ethics, and conducted the online assessment of the business ethics and the monitoring of the SP 135 implementation.
To encourage and ensure a healthy and open communication culture, every employee can channel his or her aspirations through traditional channels or send a short messaging service (SMS) to the Directors at 3010 through Telkomsel or Flexi.
Competitive Remuneration
In line with the effort to boost the employee’s productivity and the Company’s performance, TELKOM has raised the well-being of its employees in the form of Take Home Pay increament, which include increase in their basic salaries and a increase in their Basic Benefits as a result of the fuel price hike that caused significant increase of the inflation rate.
In addition, TELKOM has provided allowances for positions for those who are promoted. The rise in the Take Home Pay resulted in the increase of annual Leave Allowance, Religious Holiday Allowance and incentives in 2006.
In addition, there were an adjustment of the healthcare allotment for certain employees in 2006, an increase in the basic cost of employee’s housing facilities and an adjustment in the housing location index. The amount of the production service compensation was also adjusted by taking into account the net income of the Company in 2006.
Awards to Employees
As a form of the Company’s appreciation to the employees or well-performing units as well as an effort to boost the employees’ performance and productivity, TELKOM has given out some awards. The religious awards are given annually to the employees who have passed in their respective religions. The awards are, among others, the Haj Awards, the recipient number of which was calculated proportionally with the ratio of 257:1. In 2006, 86 Muslim employees and their spouses, 13 Christian employees and their spouses and four Hindu employees and their spouses received the Umrah Award, the Christian Pilgrimage Award, and the Hindu Pilgrimage (Dharma Yatra) Award respectively.

The performance awards for units or individuals are the Company’s appreciation given to the best employee or unit in a designated category or field. In 2006, TELKOM’s awards to units or individuals were, among others, Best Manager (26 employees), Best Staff (64 employees), Healthiest Family (three families), and Best Innovator. In addition, TELKOM also gave the Datel Awards for the categories of performance, management of access networks and the Plasa TELKOM.
TELKOM Employee Health Management
TELKOM provide healthcare services for its employees through the TELKOM Health Foundation (Yakes TELKOM). The Foundation’s activities include maintaining the health of its employees and those in retirement as well as their respective families.
The number of Yakes TELKOM in Indonesia has reached 978 centers, consisting of 17 healthcare service facilities directly run by the Yakes TELKOM, and 960 healthcare facilities, which are run in collaboration with partners, namely general practitioners, dentists, specialist doctors, hospitals, pharmacies, optical shops and dental technicians. At the end of 2006, 14 healthcare facilities were added.
The number of TELKOM employees, retired persons and their respective families who joined the Yakes TELKOM reached 168,785 people at the end of 2006. The number of participants declined by 3,096 people compared to that of the previous year. The drop was due to the smaller number of new participants compared to the termination of the memberships, which are caused by death, retirement without healthcare facility, and age limit for guarantee health.
As of December 31, 2006, the invested amount of the Pension Healthcare Fund (Jamkespen) reached Rp 2,253,260 million, consisting of investment in debt securities, deposit, equity, and others.
The Management of Working Relations with Employees
The harmonious working relationship between employees and the Company was maintained by conducting the Employee Satisfaction Survey, which used an exploratory research method to get input from the employees. Meanwhile, all disputes with the employees were settled in a bipartite forum. By the end of 2006, all the industrial relations problems could be settled at the corporate level and therefore none of them was settled in the bipartite forum level.
The communication between the employees and the Company throughout 2006 was conducted in the form of, among others, the socialisation of the Human Resources policy to the senior leaders, Human Resources management, or to the employees through Conference Calls, through the WEB and Indonet, and direct meetings.
Guidance for Retirement Period
The guidance for the retirement period was provided for those who were retiring. This program aims at preparing the employees to face their retirement. During 2006, the number of participants reached 385 employees, who were divided into 11 batches.
TELKOM Group Synergy
The synergy of TELKOM with its subsidiaries has been initiated in its human resources development. TELKOM has signed a Cooperation Agreement with Telkomsel covering a joint training, employee exchange, devising a human resources master plan, formulating a certification (brevetisasi) system, and studying the employee healthcare facilities.
TELKOM has optimized its human resources in an effort to support its operations through, among others, the human resources competence development program, i.e., adjusting its job streams to the company’s and the respective employee’s needs through job transfer, training and counseling programs. Based on the employee satisfaction survey and the employee dissatisfaction survey held in 2006, the Employee Satisfaction Index and the Employee Dissatisfaction Index reached 80.72% and 11.83% respectively.

Determination to Improve the Human Resources Management
In the Extraordinary Shareholders’ Meeting held in February 2007, the Directorate of Human Resources and Supporting Operations changed its name to the Directorate of Human Capital & General Affairs. This change shows TELKOM’s determination to raise its human resources management to a higher level and make TELKOM’s human resources as the center of excellence in the telecommunication industry in Indonesia.

CORPORATE SOCIAL RESPONSIBILITY
Growing the Nation, Showing Concerns
As one of the largest State owned Enterprises (SOE), TELKOM is fully committed to continuously building a harmonious relationship with the surrounding environment and community. Corporate Social Responsibility (CSR) is an integral and crucial part of TELKOM’s strategy to create a synergy and a mutually beneficial relationship with stakeholders. Helping and developing the surrounding community in the area of education, social programs or entrepreneurship have been the company’s main priorities.
The policy that governs TELKOM CSR is directed to create more focused and comprehensive education program community development, small and medium business development and other social programs. In 2006, the focus of TELKOM CSR was to carry out education-linked programs initiated in 2005, which aimed to close the information technology gap between teachers, high school and university students and the general public through Internet Goes To School, TELKOM SMART Campus, both of which were provided for free and had national coverage throughout Indonesia.
The Internet Goes to School program was expanded not only to schools, but also to government institutions, and for Islamic Boarding Schools: the TELKOM conducted Internet Goes to Pesantren program. On top of that, TELKOM strengthened its community development program through the deployment of “TELKOM Hotspots” at various public locations such as at the airport or public parks, combined with the expansion of Internet access through “Internet Mobile Hotpost” program. These programs also served to increase Internet penetration to support economic trade and were implemented further through various applications such as Multimedia Centers spread around city parks, libraries, and other city or public centers also equipped with broadband connectivity linking campuses through the Indonesian Higher Education Network (“Inherent”). All of these initiatives aimed to support University activities such as research sharing, e-library, video conferencing, distance learning and other applications that can be developed in the Inherent network.
Education Program
TELKOM owns two foundations, the TELKOM Foundation for the Education and Management Training and Telecommunication Technology (“Yayasan Pendidikan Telkom” or “YPT”) and the Sandhykara Putra Telkom Foundation (“Yayasan Sandhykara Putra Telkom” or “YSPT”), both of which are based In Bandung.
The YPT
The YPT provide formal diploma level education, Bachelor’s and Master’s degrees majoring in Telecommunications through the Sekolah Tinggi Teknologi Telkom or STT (TELKOM School of Technologies) and Sekolah Tinggi Manajemen Bandung or STMB (Bandung School of Management).
The number of STT students in 2006 reached 4,659 students, consisting of 683 diploma level (D3) students, 3,928 undergraduate (S1) students, and 48 postgraduate (S2) students. The number of graduates in 2006 reached 977 students, consisting of 163 D3 graduates, 798 S1 graduates, and 16 S2 graduates. Awards were given to 67 students who graduated Cum Laude, 12 students who obtained the highest marks and 11 students with the fastest completion.
As for STMB TELKOM, the number of students amount to 1,105 at present, consisting of 986 S1 students and 119 S2 students. It produced 179 graduates, consisting of 136 S1 graduates and 43 S2 graduates. Awards were given to six people who graduated Cum Laude, two people for the highest marks (IPK) and one who graduated from the S2 program in only 17 months.
In addition to the formal academic education, YPT also conducts a non-formal education program through the NIIT & Telkom Center (NTC) and a one-to-two-year professional program. The number of participants in the 2006 NTC and the

Professional Program reached 348 and 244 people respectively.
To support Good Corporate Citizenship (“GCG”), in 2006, YPT distributed scholarships to 1,242 students, consisting of 1,216 college students and 26 high-school students.
To anticipate changes in the external environment for new student admission, YPT conducted a new student admission program through the Joint Admission of New Students, which is a synergy among institutions in the YPT Group so as to arrive at improved working effectiveness.
YSPT
In 2006, YSPT conducted kindergarten education in 32 kindergartens with 2,546 children, elementary-level education in one elementary school with 258 students, junior high school level education in one yunior high school with 956 students, senior high school level in one senior high school with 694 students, vocational school education in six TELKOM vocational schools (SMKs) with 3,692 students, tourism vocational school education in three tourism vocational schools with 1,073 students, tourism college level in one college with 96 students and college level education in two telecommunication colleges with 479 students.
Launch of Campus Inherent Program
Collaboration with the Ministry of National Education — This program underlines TELKOM’s contribution to national education, especially in the area of information technology, from basic learning up to application of the latest information technology. This program includes basic Introduction to the Internet up to the development of intra-campus connection Infrastructure. TELKOM’s commitment to supporting national education has been endorsed by the Ministry of National Education, as shown by the fact that TELKOM won the procurement tender for network development at 464 offices of the Ministry of National Education.
ICT Backbone Development — The Ministry of National Education also appointed TELKOM on July 19, 2006 as vendor to implement the cooperation agreement for the ICT Backbone development as well as intra-campus Broadband Connectivity or Inherent. Inherent is an initiative of the Directorate General for Higher Education of the ministry of National Education aiming to connect universities and campuses throughout Indonesia. By the end of 2006, TELKOM had completed the development of the national backbone for broadband connection that now links 33 campuses and universities. The network is expected to be further expanded to ultimately include every higher learning institution throughout Indonesia into the inherent program.
Smart Campus Roadshow
Smart Campus Roadshow - TELKOM held a roadshow to various campuses throughout the archipelago, to conduct both seminars and exhibitions. As part of the Smart Campus Roadshow program, TELKOM conducted a seminar in Denpasar on November 23, 2006, which attracted participants from over 20 of the largest universities from the eastern part of Indonesia. The seminar was part of TELKOM’s efforts to provide an interconnection network linking campuses and universities throughout Indonesia through deploying a backbone network which has allowed 33 campuses throughout Indonesia to interconnect through the Inherent program. Various applications were also developed to support university activities such as research sharing, e-library, video conferencing, distance learning, and other applications to be integrated into the Inherent program. TELKOM was appointed as the major vendor in the development of Inherent Infrastructure through a tender process held by the Directorate General for Higher Education.
The Signing on Collaboration for Inherent - TELKOM signed an agreement to support the Inherent program with five rectors from Mataram University, Hasanuddin University, and STMIK NPWN Anzanwardi Pancor Selong. On November 8, 2006 TELKOM Regional Division IV (Divre IV) signed agreements with Muhammadiyah University in Magelang and on

November 29 with Atmajaya University in Yogyakarta. On top of that, TELKOM Divre III signed agreements with Pembangunan Indonesia University, Padjadjaran University, Bandung Institute of Technology and School of Technlogies Telecommunication Telkom, Polytechnic POS, Bandung Polytechnic, Sukabumi Muhammadiyah University, NIITC, and the University of Subang, Ciater, Subang.
Seminar - On October 4, 2006, Head of TELKOM Puwokerto conducted a seminar at Soedirman University, Poerwokerto, in connection with the SMART Campus Roadshow program,
Launch of the Smart School Program
Smart School in Banjarmasin
TELKOM provided an introduction to information technology for junior and senior high school students, and their teachers and parents in Banjarmasin. The Company also introduced the Smart School Program, which was expected to assist the learning and teaching process at school. Through the Smart School program, every student’s data was registered again and he or she was given an electronic identity number, which must be used whenever the student joined any classroom activities. In the class, the students were monitored by a camera, which was connected to a data center and a computer. The activities of the students in the class or other rooms were recorded in the data center and were then sent to the cellular phones of their respective parents. To be able to access this program, the parents were only required to have a CDMA-based cellular phone from TELKOMFlexi and to register the phone to the school.
Smart School in South Kalimantan
The program was the first one to be implemented in Indonesia. The program was launched by the South Kalimantan TELKOM Regional Office in collaboration with the Perusahaan Merah Putih on November 30, 2006 at the SMP Negeri 1, a state-run junior high school, in Banjarmasin. The school has an international curriculum.
Smart School Tangerang
Another Smart School Program was initiated in the Islamic University of Tangerang, the Al-Azhar Senior High School (SMA), SMA Negeri 1, SMA Negeri 9 in Tangerang and the TELKOM Vocational School of Jakarta. The collaboration for the program was signed on September 19, 2006.
Internet Goes to School (“IG2S”) in West Java
To provide an education on the Internet and its use, TELKOM introduced IG2S program in its operational areas. The introductions to the Internet were conducted for teachers and students on August 4, 2006 and August 8, 2006 respectively. The IG2S activity involved 70,000 schools and several Islamic boarding schools. In May 2006, IG2S was conducted in Cirebon and was participated by 100 teachers from 66 schools.
IG2S Familiarization in Surabaya, Sidoarjo and Tulungagung
During the IG2S familiarization and training held in Surabaya on August 1, 2006, TELKOM also handed 70 computer units equipped with the Internet modems. The training was conducted in 250 schools located in 16 cities in East Java. The same activities were conducted in Sidoarjo and Tulungagung on August 3 and September 13, 2006 respectively.
Internet Workshops in Balikpapan and East Kalimantan
TELKOM Regional Division VI established Internet workshops in Balikpapan. The workshops aimed to introduce the use of the Internet for elementary school and senior high school students in Balikpapan and East Kalimantan. The launch of the workshops was conducted on May 22, 2006, in Balikpapan.
IG2S at Bandung Institute of Technologies
TELKOM Regional Division III conducted the IG2S on June 21, 2006, which was attended by thousands of senior high school students at the Bandung Institute of Technology. In the program, TELKOM introduced Google on Earth and invited the students to roam the world starting from Bandung to the Eiffel tower in Paris, to the Olympic Stadium in Berlin, and to see Mount Merapi in Yogyakarta. In addition, there was a demonstration by a participant who was searching for his or her school building location through the Google on Earth, using TELKOMSpeedy.
Provision of Telecommunication Facilities in the National Jamboree Camp in Jatinangor, West Java
TELKOM contributed to the boy scouts (Pramuka) by providing various telecommunication facilities in the 2006 National Jamboree Camp, which was held in Jatinangor, West Java, in July 2006. In the camping areas, TELKOM provided the Signal Flexi facility to assist the smooth communication among the boy scouts.
IT Training for Teachers in Jakarta, Bogor, Tangerang and Bekasi (“Jabotabek”)
In collaboration with Republika daily, TELKOM gave awards to 50 teachers in Jabotabek through the Dedicated For You (Bagimu Kupersembahkan) program. The teachers were given a two-day training on information technology (IT) on July 28-29, 2006.
Providing School Supplies and Scholarships in Bogor and Central Java
In addition to the familiarization program on the use of IT, TELKOM showed its concerns in the education sector by granting 20 units of computers, which were equipped with Internet access facilities and two telephone lines to the Nature School (Sekolah Alam) in Cikeas, Bogor, on July 16, 2006. Regional Division IV in Central Java contributed 674 packages of school supplies worth Rp 25 million to less fortunate students.
Scholarships for Students in Surabaya, Bandung, Banyumas, and Central Jakarta
TELKOM provided scholarships worth Rp 15.8 million for the best performing students, namely to 73 best performing elementary school students up to senior high school students in Surabaya. .On October 13, 2006, TELKOM gave scholarships worth Rp 125 million to 1,000 students in West Java and Banten and 250 students in Bandung on October 13, 2006. TELKOM Regional Division IV gave the Indonesian Smart Children (Anak Pintar Indonesia) Awards worth Rp 14.75 million to eight senior high school students and four junior high school students in Banyumas on June 21, 2006. TELKOM Central Jakarta Regional Office provided scholarships to 55 students in elementary to senior high schools, who have been under the care of TELKOM Central Jakarta Regional Office, on August 4, 2006.
Telephone as Children’s Friend or Telepon Sahabat Anak (“TESA 129”)
To all Indonesian children, TELKOM gave an education program called Telephone as the Children’s Friend or TESA 129. The trial of the TESA 129 was conducted in four provinces on December 1, 2006, in collaboration with the Ministry of Social Affairs, Ministry of Woman Empowerment, Ministry of Communications and Information, and the Plan International Indonesia.
Internet for the Army, Park and the SMEs
Internet Goes to Army Bandung
On December 8, 2006, TELKOM Regional Division (Divre) III conducted training on the use of the Internet for the Indonesian soldiers through a Goes to Army program at the Center of Infantry Weaponry in Bandung. At the event, TELKOM deployed 30 units of computers to be lent to the Indonesian Armed Forces (TNI) and introduced TELKOM’s Internet products such as Speedy, Astinet and Open Table Flexi.
Internet Goes to Army Karawang
On September 7, 2006, during the introduction to the Internet given to soldiers of the 305 Airborne Infantry Battalion at Teluk Jambe, Karawang, West Java, TELKOM handed over 17 units of computers equipped with the LAN, one-year-free-of-charge Speedy Internet access, and training on the information and communications (InfoComm). The same training was given to the Army’s Elite Force Kopassus at the Cijantung headquarters, Jakarta, on June 12-14, 2006.
Internet for the Bukit Tinggi Library
At the inauguration of the Bung Hatta Library in Bukit Tinggi, West Sumatra, on September 21, 2006, TELKOM gave two units of computers equipped with Internet access. The Bung Hatta Library has a collection of 56 copies of books and was established by the West Sumatra provincial administration and the city administration of Bukit Tinggi.
Internet Hotspot for East Java’s SMEs
On December 7, 2007, TELKOM Divre V deployed a telecommunication infrastructure support consisting of 100 fixed line terminals for several outlets during the East Java International Expo. TELKOM also provided the Internet hotspot to assist the owners of small to medium sized enterprises (SMEs) to access the Internet. With such facilities from TELKOM, SME entrepreneurs can introduce their products overseas and can compete with foreign entrepreneurs in the international market. In East Java, TELKOM guided 4,000 SME entrepreneurs by disbursing over Rp 20 billion.
Internet Hotspots at Surabaya City Park
TELKOM also participated in developing the city park of Surabaya on August 24, 2006. In addition to the sports facilities and playground, the city park of Surabaya has become the first park in Indonesia that is equipped with Wi-Fi Internet. On September 20, 2006, TELKOM developed the Internet Hotspot at Juanda Airport, Surabaya. The Juanda Hotspot operates on the 2.4 GHz frequency with a data transfer ability of up to 11 Mbps. It can be accessed up to 100 meters from the Access Point.
Multi Media Center
On September 20, 2006, TELKOM inaugurated the use of the first Multi Media Center in Indonesia, which is located on the second floor of block H of Plaza Marina, Surabaya.
Internet Training for SMEs in Semarang
On November, 28 2006, 50 SME owners who were grouped in the SME Central Java Consultation Forum received training to use the Internet from TELKOM Divre IV of Central Java. The materials taught started from the understanding of the Internet, the use of Speedy, the way to create an email, data searching, and the way to create a blog. Due to such training, SME owners in the Central Java can compete with foreign entrepreneurs.
Internet Training for Village Chiefs of West Java
On August 1, 2006, TELKOM conducted a training program for village chiefs and their personnel. The training is aimed at developing the Cianjur villagers’ ways of thinking. In addition, TELKOM provided similar training for the personnel of the Cirebon city administration for five days starting August 29 to September 2, 2006.
Speedy Goes to Government Jakarta
TELKOM launched Speedy Goes to Government on June 23, 2006.
Developing the SMEs
In 2006, TELKOM allocated 1% of its net profit for the TELKOM Partnership Program. At the end of 2006, the fund distributed by TELKOM reached over Rp 93 billion. The fund was channeled to SMEs and cooperatives in 33 provinces throughout Indonesia. The funded sectors were industry of trade, agriculture, plantation, fishery, service, and cooperatives.
In 2006, the partnership program fund was distributed to the following sectors as can be seen in the table 1 below ::

	Number of	Amount of Funds
Industry Sector	Partners	(Rp billion)
Household	1,041	17.50
Trading	2,586	34.50
Agriculture	99	1.10
Animal husbandry	204	2.90

	Number of	Amount of Funds
Industry Sector	Partners	(Rp billion)
Plantation	11	0.25
Fishery	130	1.80
Service	1,894	30.70
Other sectors	65	4.10
In 2006, the partnership program fund was distributed to the following province as can be seen in the table 2 below :

Amount of Funds
Province	(Rp billion)
Nangroe Aceh Darussalam	1.70
North Sumatra	3.73
West Sumatra	1.96
Riau Daratan	1.15
Riau Kepulauan	1.97
South Sumatra	3.07
Jambi	1.31
Bengkulu	1.90
Lampung	0.86
Bangka Belitung	0.85
DKI Jakarta	5.93
Banteng	1.42
West Java	17.44
Central Java	9.54
D.I. Yogyakarta	3.73
East Java	16.46
East Kalimantan	4.85
West Kalimantan	1.73
Central Kalimantan	1.31
South Kalimantan	2.36
Bali	1.35
West Nusa Tenggara	0.22
East Nusa Tenggara	1.18
South Sulawesi	1.81
Central Sulawesi	1.50
South East Sulawesi	0.98
North Sulawesi	0.28
Maluku	0.08
North Maluku	0.66
East Papua	0.59
West Papua	0.54
Gorontalo	0.56
West Sulawesi	0.05
In addition, TELKOM held training and workshop to promote and boost marketing through participation in exhibition and others.

SME Education in East Kalimantan
TELKOM guided the SME owners and cooperatives throughout Indonesia through fostered companies program. In addition to giving capital assistance, TELKOM also conducted independent business management training for partners. The education aimed at, among others, discussing strategies to become successful entrepreneurs. The training was given by TELKOM East Kalimantan Regional Office on December 12, 2006.
Working Capital Loans
TELKOM provided assistance in the form of loan and grants. On December 14, 2006, TELKOM Jember Regional Office handed over loans worth Rp 1 billion to medical herb (“jamu”) entrepreneurs in Banyuwangi, Lumajang and Probolinggo.
On December 12, 2006, TELKOM South Sumatra Regional Office also disbursed loans worth 5.4 billion to 425 partners. By disbursing the loans, TELKOM South Sumatra Regional Office provided a total of Rp 7.3 billion in loans throughout 2006.
Capital Assistance for Garut, West Java
TELKOM provided capital loans for the owners of SMEs and the Baitul Maal Wa Tamwil of Garut Regency, which had been preceded by a business training on June 8-9, 2006. On November 29, 2006 TELKOM also disbursed loans worth Rp 1.8 billion to 85 SME partners in Tasikmalaya and On November 30, 2006 Rp 645 million to 69 candidates for SME partners in Sukabumi. TELKOM Bandung Regional Office gave assistance in the forms of capital loans worth Rp 1.38 billion to 63 partners, who were under the tutelage of TELKOM, on November 28, 2006. The assistance was also handed over to 121 partners candidates who received Rp 873 million on November 29, 2006.
Upakarti Award — Jember
One of the partners that was under TELKOM’s tutelage received the Upakarti award from the President of Indonesia on July 24, 2006. The partner was a book publishing company, Al Maidah, which had been under TELKOM’s tutelage since 2002 and received capital assistance of Rp 110 million.
Community Development Program
TELKOM conducted a community development program through a community Development Center by allocating funds amounting to over Rp 40 billion. In 2006, the funds channeled for the community development reached Rp 26 billion. The funds were distributed to, among others, victims of natural disasters, efforts to enhance education and training, boosting the people’s health, public facility improvement and the establishment of places of worship.
The distribution of the funds was as follows:
•	Rp 3.1 billion worth of assistance to 79 victims of the natural disaster

•	Rp 11.5 billion worth of assistance for 749 education and training programs

•	Rp 4.1 billion worth of assistance for conducting 368 activities related to the people’s healthcare

•	Rp 4.9 billion worth of assistance for the 465 activities for developing public facilities

•	Rp 2.4 billion worth of assistance for 345 religious activities
TELKOM Regional Division and Regional Offices have conducted various activities for developing the communities in various places of Indonesia, including the following activities:
Development of Integrated Healthcare Center or Pos Pelayanan Terpadu (“Posyandu”) in Sukabumi
On June 19, 206, TELKOM Regional Office of Sukabumi handed over assistance to the Aster Posyandu and the Lumbung Posyandu in the Pelabuhan Ratu area. In Subang, TELKOM established a Posyandu in the subdistrict of Dangdeur Subang. The center was equipped with facilities and medical services. On November 29, 2006, the local Regional Office extended allowances to provide nutrition and boost the health quality of 183 people, who earned below Rp 700,000 per month. Each recipient received Rp 600,000. .

Yogyakarta Earthquake Assistance
For victims of the Yogyakarta and Central Java earthquake, TELKOM assisted by constructing 13 units of temporary homes and two mushollas (small mosques) in the Bantul Regency on May 27, 2006.
TELKOM Care for Central Java’s Klaten Earthquake
Through a program called TELKOM Peduli, the Company handed over assistance in the form of the construction of three homes, each of which was worth Rp 9 million, in Klaten, Central Java. The company also provided Rp 25 million for working capital to pottery craftsmen in Bantul, Yogyakarta. TELKOM also provided free medical treatment, school supplies, school fee allowance and scholarships to all students in two villages, which had been struck by an earthquake, in the Bantul regency.
TELKOM Care for Tsunami in Cilacap
To victims of the tsunami in Cilacap, the Regional Office of Purwokerto provided assistance in the form of free-of-charge TELKOMFlexi and of dozens of plastic carpets, dozens of mats, mineral water and hundreds of meal packages. In Pangandaran area, West Java, TELKOM provided assistance in the forms of free telephones for local and long distance calls for journalists who covered the tsunami on July 21, 2006. The assistance excluded other TELKOM assistances worth Rp 100 million for the tsunami victims, Rp 5 million for constructing the Pangandaran Great Mosque and, donations from the Banking Gathering of TELKOM’s partners consisting of cash for the construction of the musholla, clothes and food.
Assistance to Flood Victims in Sinjai & Gorontalo
TELKOM Divre II contributed Rp 30 million for the flood and landslide victims in Sinjai and Gorontalo on June 30, 2006. TELKOM Divre VII also handed over Rp 125 million in funds. On September 18, 2006, TELKOM Divre VII donated Rp 50 million for the recovery and prevention of diseases following the flood in Sinjai regency.
Assistance to Sidoarjo Mud Disaster
TELKOM provided aids to the victims of mudflow in Porong, Sidoarjo, East Java. In addition to assistance in the form of instant noodles, biscuits, milk, canned fish, rice, and cooking oil, TELKOM provided a computer, FlexiHOME for the Internet connection, and other monitoring and communication equipment.
Madrasah Renovation
On October 19, 2006, TELKOM Divre V established a TELKOM Care Post and Operational Post that was equipped with a website. On September 3, 2006, TELKOM also helped renovate the Islamic (Madrasah) school at the Islamic Boarding House of Al-Hasan in the Panti Sub-district of Jember, by donating Rp 110 million.
Facility Improvement and Overcoming Garbage Problem in Bandung
TELKOM Bandung Regional Office channeled assistance for improving and boosting various facilities in Bandung on August 16, 2006. The total value of the assistance was Rp 26 million. TELKOM Divre III of West Java also participated in overcoming the garbage problem by deploying 50 trucks to transport the garbage to three temporary garbage dumpsites in Bandung.
Renovating Surabaya Bungkul Park
On 28 May 2006, TELKOM East Surabaya Regional Office participated in renovating Bungkul Park in the Raya Darmo Road of Surabaya. TELKOM continued its participation by conducting a rally and photo competition to commemorate the 713th anniversary of Surabaya on June 13, 2006.
TELKOM Channeled Rp 400 Million Worth of Assistance to Disaster Victims in Sumatra
To reduce the suffering of natural disaster victims in Sumatra, TELKOM handed over Rp 400 million worth of assistance in the form of food and medicine. The assistance was symbolically handed over to four sub-district chiefs in two locations, i.e., the Langkat regency and the Aceh Tamiang regency on Desember 27, 2006. The assistance was later distributed to the disaster victims.

Collaboration Between TELKOM and Republika, Sharpening the Nation’s Mind: “Dedicated to You, Teachers!”
In its Corporate Social Responsibility program, TELKOM collaborated with Republika daily in conducting training for teachers of elementary schools, junior and senior high schools from both public schools as well as private ones. “Dedicated to You, Teachers!” was conducted in 10 batches, namely seven batches in Jakarta and three batches in Bandung, wich was started on June 3, 2006. The program will still continue. The materials given in the trainings include effective communications, expressing creative ideas and motivation, writings, and information technology trends. The trainers came from the professional sector, government, institutions and public figures.
TELKOM Showed Concerns by Conducting Homebound from Jakarta
As a sign of TELKOM’s social concerns, the Company organized homebound on October 21, 2006. The homebound programs were intended for SME owners who were under the tutelage of TELKOM. The Homebound programs deployed 59 buses that could transport 2,537 people. Around 290 people were transported by planes. In addition, TELKOMGroup established Homebound Posts that provided free local calls, Internet, activation of Telkomsel and Flexi Combo products along the homebound route. TELKOM also organized fast breaking during the homebound program.
Distribution of TELKOM CSR Fund in 2001-2006
•	Partnership program: TELKOM has trained 34,846 partners who were under its tutelage since 2001 up to the fourth quarter of 2006, and distributed soft loans worth Rp 423.54 billion, which turned out to have a return rate of 90.0%.

•	Environmental Educational Program: from 2003 to the fourth quarter of 2006, TELKOM channeled grants worth Rp 59.3 billion to 3,587 recipients in the Company’s environmental education program. The grants were aids to natural disaster, public facilities, education and training assistance, assistance to construct places of worship, and aid for people’s healthcare.

•	Education Field: in the fourth quarter of 2006, the fund spent for education and training reached 49% of the whole budget of TELKOM Environmental Education. The CSR activities in education include scholarships, construction of laboratories, provision of school supplies such as computers and books, trainings and job training for the school drop outs, training and empowering of teachers, smart campus and the Internet Goes to School (IG2S).
Audit
The Partnership for Environment Development Program (PKBL) has undergone Compliance Audit and Financial Audit, the result of which stated that TELKOM had complied all material requirements and that the financial report of the program had been presented in a fair manner in all material aspects.
PKBL Value for the company
TELKOM conducted a survey on the PKBL implementation by inquiring small enterprises and other assistance recipients as the respondents. The result of the survey showed that the small enterprises that had received loans were able to boost their profits and be more creative in making products. The PKBL implementation has given a positive image for TELKOM, namely:
•	TELKOM is very much concerned with the people,

•	TELKOM is the best company,

•	TELKOM understands the people’s needs,

•	TELKOM is the pride of the Indonesians

Good Corporate Governance
PT Telekomunikasi Indonesia, Tbk. (TELKOM) differs from other public-listed companies in Indonesia. TELKOM is a public-listed company owned by the state (state-owned enterprise) whose shares are listed on the Jakarta Stock Exchange (JSX) and the Surabaya Stock Exchange (BES) and some overseas stock markets, namely the New York Stock Exchange (NYSE), London Stock Exchange (LSE) and issued in a public offering without listing (POWL) in Japan.
Concerning the implementation of corporate governance, being a state-owned enterprise (SOE), TELKOM is required to meet the regulations and laws, namely Law Number 19, 2003 in the SOE, particularly Article 5 and 6 point 3 and their explanations, and the Decree of the SOE Minister Number KEP-117/M-MBU/2002 on the Implementation of Good Corporate Governance (GCG) in SOEs, particularly Article 2 Point 1, which stipulates: SOEs are required to apply the GCG consistently and, or, make the GCG as the foundation of their operations.
As a go-public company, the demand for implementing the GCG is increasing. TELKOM is required to always comply with various terms and conditions issued by stock exchanges on which the Company’s shares are registered and listed. As a multi-listed public company, TELKOM is required not only to meet all demands and rules issued by the Capital Market Supervisory Agency of the Republic of Indonesia (Bapepam, but also the United States Securities Exchange Commission (US SEC).
In other words, TELKOM’s obligatory level for implementing the GCG is relatively higher than that of other public listed companies in Indonesia. TELKOM realizes that such demands constitute not only an “obligation”, but also a “need”. Along with the increasingly tough competition in the telecommunication industry, TELKOM keeps striving to implement the GCG as a system that is closely linked with the Company’s dynamism. TELKOM keeps boosting the GCG implementation, namely from a paradigm of a need to an internalization process, and then to be a corporate culture, and finally to become a system that strengthens the competitive advantage of the company.
TELKOM realizes the meaning and important role of the GCG as a vehicle to secure the Company’s assets and boosting their long-term value for the shareholders. The effort to position the GCG as a system in TELKOM is closely linked with the endeavor to realize the Company’s vision “to become a leading InfoComm player in the region”.
Initially, the GCG spirit originated from the increasingly high demand for compliance from the stock exchange authorities and, therefore, it is very relevant for the publicly listed companies.
The core of the GCG policy is to enable the parties that run the companies to understand and implement their functions in accordance with their functions and responsibilities. The parties involved consist of the shareholders, board of commissioners, board of directors, heads of units and the employees.
To illustrate the implementation of the GCG in TELKOM, the examples of GCG implementations are grouped in accordance with the five key principles, namely transparency, independence, accountability, responsibility and fairness.
1. Transparency

As a public compay, TELKOM has an Investor Relations & Corporate Secretary who is responsible for the required disclosure of information and provide information for the stock market so that the Company’s share price can reflect the value of the company and the projected income of the Company.

Table 1 :

	Number of
Information transparency activities	Activities	Date
Conference Call Quarterly Progress Report	4	Quarterly
Analyst /Investor Meeting	133	Twice a week
Public Expose	2	June and November 2006
AGMS	1	June 30, 2006
Press Release	14	as published
Investor Conference	6	September and November 2006
Road Show	2	May and August 2006
Go Public Anniversary	1	November 14, 2006
Newspaper Ads
a. AGMS	4	May 24, June 8 and July 6
b. Financial Report	2	June 8, July 31
c Interim Dividend	2	December 8 and 22
d. Information Transparency	1	December 29
a. Transparency in the decision making process
Several examples of the implementation of the transparency aspect reached by the Company in 2006 include the information infrastructure development in the forms of the intranet and knowledge management. The knowledge management is the employees’ means to give various information in the forms of articles and ideas in such a way that all TELKOM employees can have access to them. Those who express bright ideas and innovations that can be realized will receive awards from the management or receive a certification (brevet) after being judged by the Board of Certification (Brevetisasi). In addition, TELKOM has also developed a communication means between the management and the employees, namely ‘Send SMS to the President Director’, which is expected to be used by the employees to provide direct input to the President Director if they find any irregularities. The Send SMS to the President Director also becomes a means for the employees to give input for the progress of the Company. The daily updated online media clip is used for internal information purposes.
b. Transparency to business partner
To boost transparency to all business partners, TELKOM applies the e-procurement and e-tender (e-auction) application and implement the vendor management module in the process of procuring goods and services. Due to e-procurement, the physical contact between the vendor/partner and the committee is minimized and all tender activities are done through a computer system so as to ensure the transparency. All vendors receive the same information.
c. Transparency in assessing employee performance
The implementation of employee competence assessment through the online assessment is conducted directly by the employee himself or herself, and involves his or her superior, fellow employee and subordinate, and also a document stating individual performance grades. The assessment center can also be used to know an employee’s potential for certain position and promotion.
2. Independency
Concerning the aspect of independency, TELKOM’s Boards of Directors and Commissioners have their own independent views on every decision. In addition, TELKOM can possibly seek suggestions from an independent consultant, and legal consultant to support the work of the Boards of Directors and Commissioners.
The implementation of the independency in the financial sector leads to a positive condition of the Company’s cash flow, which enables the Company to use its internal fund for most of its capital expenditure.
Meanwhile, the implementation of the independency in human resources is shown in the appointment of employees for certain positions. The short-listed candidates are selected through a job tender, while the appointment session and assessment tools are conducted through the assessment center by taking into account the results of individual performance grades, online assessment and assessment center.

3. Accountability
To uphold the accountability, the Company needs the clarity in the functions, implementation and accountability of the Company’s organs to enable an effective management of the company. For instance, the function of the Board of Commissioners, the Board of Directors, supporting units such as the Internal Auditor Group, Corporate Secretary and other units in line with their respective function.
a. Accountability in Financial Reporting
The General Shareholders’ Meeting constitutes a means for the Company’s Board of Directors to be accountable for the Company’s annual financial report. The report has been approved by the shareholders. In addition, the Directors’ reports to the Board of Commissioners regarding the planned budget for the current period and the routine discussion between the Board of Directors and the Board of Commissioners on the performance evaluation of the quarterly and annual financial reports constitute forms of the GCG implementation in TELKOM, particularly in the aspect of accountability. Meanwhile, the submission of the annual and half-year financial report to the public is done through three print media with wide circulation.
b. Accountability Aspect in human resources
Concerning the effort to boost the performance of human resources, TELKOM has applied a reward and punishment system on all employees, which is linked with the current compensation system in the Company.
4. Accountability
TELKOM always prioritizes the conformity of the company’s management with the existing law and healthy corporate principles. Each unit has its own separate task and function, having its own responsibility that is clearly written in the Company’s policy, which is adjusted with the existing law and the healthy corporate principles.
5. Fairness
To meet the fairness aspect in the disclosure of information, TELKOM has applied equal treatment to both the majority shareholders as well as the minority shareholders, to domestic capital market authorities as well as overseas ones. The relationship among the employees is also maintained, namely by avoiding any discrimination, respecting the fundamental rights of the employees and giving equal opportunities, regardless of their age, ethnic group, race, religion and gender, treating them as valuable resources through the system of knowledge management and the SMS 3010.
In ensuring the fairness in the implementation of the remuneration system, the Committee for Remuneration decides on the salaries and bonuses for the Directors and Commissioners. In addition, TELKOM periodically conducts surveys on the level of remuneration in the telecommunication industry as well as the industry in general in Indonesia as material for the evaluation of the employee remuneration in TELKOM
In ensuring the fairness of prices in the provision of goods and services, TELKOM has provided an electronic auction service for the sales and procurement of goods called the e-auction, which serves as an initial platform for the establishment of e-procurement. Based on Presidential Decree Number 80/2003 on the Provision of Goods and Services, the principles in procurement are efficient, effective, open, competitive, transparent, fair and accountable.
Through the e-auction, TELKOM has tried to create transparency, accountability and efficiency in the tender implementation. TELKOM has provided a website, www.jalintrade.com, through the VPN-IP or the Internet for the e-auction purposes. Through the website, the Auction Committee also explains the terms and condition of the auction. Through the TELKOM data center, the administrator supervises the e-auction implementation. The server and application of the web-based e-auction are used by all e-auction customers. By using the e-auction for the procurement of software and hardware, Information Technology equipment, and telecommunication infrastructure, TELKOM can save up to 33% of the budget.

The Implementation of the Corporate Governance among the Commissioners
As of the end of 2006, TELKOM’s Board of Commissioners consists of five commissioners, including the President Commissioner, and two Independent Commissioners, who were appointed in accordance with Regulation Number IX.1.5 of the Bapepam on the conflict of interest.
The Commissioners are required and or are allowed to form committees to assist the Commissioners in carrying out their tasks and responsibilities in applying the principle of corporate governance. The committees of the Board of Commissioners are: the Audit Committee, the Nomination, and Remuneration Committee and the Planning and Risk Assessment Committee.
1. Audit Committee
The task and responsibility of the Audit Committee are stipulated in the Charter of the Audit Committee, which was ratified by the Commissioners’ Decree. The Charter of the Audit Committee is periodically evaluated and adjusted to the regulatory development of the Bapepam and the US SEC. The Charter of the Audit Committee was upgraded and ratified by Commissioners’ Decision Number 20 KEP/DK/2006 dated September 11, 2006. The outline of the task and responsibility of the Audit Committee as stipulated in the Charter are supervising and monitoring in order to encourage and boost the following things:
a.	integrity and reliability of the financial report;

b.	effectiveness of the internal control system;

c.	compliance with the regulations of the capital market and other regulations related to the Company’s operation;

d.	effectiveness of policies and implementation of the risk management carried out by the Directors;
In addition to those tasks, the Audit Committee also receives and handles complaints and carries out other tasks given by the Commissioners.
In reality, the Commissioners have distributed the tasks between the Audit Committee and the Risk and Planning Assessment Committee, which was also formed with the Commissioners’ Decision. The distribution of tasks between the two Committees aims at enabling the Audit Committee to focus on supervising and monitoring the compliance with the regulations of the capital market and the financial reporting risks. Meanwhile, the supervision and monitoring on the compliance with the rules and risks related with the Company’s operation is conducted by the Risk and Planning Assessment Committee.
2. The Nomination and Remuneration Committee
Based on the Decision of the Minister of State-owned Enterprise Number 117/M-MBU/2002 dated July 31, 2002 on the Implementation of the Practices of GCG in the State-owned Enterprises (SOEs), the commissioners can form nomination and remuneration committee. Based on the stipulation, the committee for nomination will be tasked to formulate the selection criteria and procedure for nomination of the commissioners, directors and other executives in the respective SOEs, formulate a valuation system and recommend the number of SOE commissioners and directors.
The committee for remuneration is tasked to formulate a compensation and benefit payment system and recommends the following:
a.	Assessment of the system

b.	Option to offer, among others, stock option

c.	Retirement system

d.	Compensation system and other benefits in the context of reducing the number of employees
The Commisioners, based on the Decision of the Commisioner No.009/KEP/DK/2003, dated May 20, 2003 regarding the establishment of the Nomination and Remuneration Committee of PT. Telekomunikasi Indonesia, Tbk., have established the Nomination and Remuneration Committee which was amended by the Decision of the Commissioners Number: 003/KEP/DK/2005 dated April 21, 2005 on the Establishment of the Committee for Nomination and Remuneration of PT Telekomunikasi Indonesia, Tbk.

Based on the above mentioned Decision of the Commissioners Number: 003/KEP/DK/2005 dated April 21, 2005, the Committee for Nomination and Remuneration is tasked to:
a.	Formulate a nomination and selection system for strategic positions in the Company, which refers to the corporate governance principles, namely transparency, accountability, fairness, and independence;

b.	Assist the Commissioners, who are with or in consultation with the Board of Directors, select the candidates for strategic positions in the Company, namely positions that are a level below the directors and the directors of consolidated subsidiaries, the selection of which will be submitted to the series A Dwi Warna shareholder;

c.	Formulate a fairness-based and performance-based remuneration system for the Company’s directors. After obtaining the approval of the Commissioners, the remuneration system is submitted to the Minister of SOE as the shareholder of series A Dwi Warna share is to be processed for its ratification in accordance with the stipulation of the existing law;

d.	The Committee is also tasked to conduct an initial selection of candidates who are professional and own the competence for the director candidates of the Company, the selection of which will be submitted as input to the Minister of SOE as the holder of series A Dwiwarna share and the Minister of Communications and Information.
3. The Planning and Risk Assessment Committee (KPPR)
KPPR constitutes a redefinition of the Committee for Planning Assessment (KPP), which was established on July 16, 2003 through a Decision of the Company’s Commissioners, with a broader scope of work on the risk assessment. The KPPR was established on May 19, 2006 through a Decision of the Company’s Commissioners. The establishment aims at assisting TELKOM Commissioners to monitor and review the Company’s planning process, including the use of the capital expenditure budget, and the implementation of the enterprise risk management in the Company by providing input in the form of an overall review.
Throughout 2006, KPPR conducted some activities, namely, among others, reviewing the implementation of the capital expenditure which had been approved in the annual budget, routinely evaluating the management performance, and reviewing the Company’s Long-Term Plan (RJJP) or a corporate strategic scenario (CSS) for 2006-2010 and investment in its subsidiaries, and comprehensively evaluating the Company’s 2006 plan and budget and that of 2007.
4. Investor Relations & Corporate Secretary
Investor Relations and Corporate Secretary unit that is led by a Vice President is put under the Head of Corporate Communication. The unit is responsible for preparing the information presentation in the process of maintaining the interrelationship between the Company, the shareholders and the stock exchange community so as to meet the shareholders’ needs in accordance with the required relationship structure. In addition, this unit also maintains a systematic feedback mechanism, which enables the management to respond to the dynamism of the shareholders and the stock exchange accurately and effectively.
GCG Implementation among the Directors and Management
TELKOM Directors are responsible for formulating the policy, operating strategy and their implementation in the context of the Company management. The President Director is responsible for integrating the policy and resources of TELKOM for achieving the target and goal, and ensuring the policy implementation and the directors’ working plan. Meanwhile, other directors are responsible for formulating the policy, expansion plan, and monitoring the implementation and administrative work in their respective working areas.
At of the end of 2006, the Board of Directors consisted of seven people, namely the President Director (CEO), Deputy Director (COO), Director of Network & Solution, Director of Consumer, Director of Enterprise & Wholesale, Director of Finance (CFO) and the Director of Human Resources, who are assisted by several committees, namely the GCG Committee, Committee for Discipline, Committee for Investment, Committee for Disclosure, Committee for Policy and Committee for Performance. The Committee for Disclosure consisting of 14 (fourteen) members, who are led by the Finance Director, and the main task of which is to evaluate and approve the company information that has to be disclosed to the public. The GCG Committee, also known as the 135 Patriot Committee, has seven members who are led by the Director for Human Resources. This Committee is tasked to supervise the process of any administrative action or legal action that should be taken by the company.
In addition, the directors are assisted by the SOA Management Unit, which is tasked to coordinate the integration of the Decigning and implementation process of the Company’s internal control, i.e., the Internal Audit Group that is tasked to monitor and assess the internal control implementation on the risk level faced by the Company, and improvement effort, including the settlement of auditing findings.
Boards of Commissioners and Directors Meeting Mechanism
The meeting of TELKOM Board of Commissioners should be conducted at least once in three months and at any time: (i) at the request of the President Commissioner, (ii) at the request of a third of the Board of Commissioners’ members, (iii) at the written request of the Board of Commissioners or (iv) at the request of a shareholder or a group of TELKOM shareholders who control at least 10% of TELKOM’s share with voting rights. The Board of Commissioners’ meeting reaches its quorum if more than half of its members are present or represented by another commissioner with a proxy. The meeting decision is taken after a consensus.
The Board of Directors’ meeting is held in accordance with the need at the request of: (i) the President Director, (ii) at least a third of the directors, (iii) the directors or (iv) a written request from shareholders or a group of TELKOM shareholders who control at least 10% of TELKOM share with the voting right. The meeting reaches its quorum if more than a half of the Board of Directors are present or represented to other directors with a proxy. In the Board of Directors’ meeting, each director has one vote and another additional vote from another director being represented.
The decision of the meeting is reached in a consensus. If the consensus fails to make any decision, the voting is held among members of the Board of Directors who are present or being represented at the meeting. If the number of votes turn out to be equal, the decision will be taken by the chairman of the meeting. The following tables, 2, 3 and 4, show the number of the meetings between the Board of Commissioners and the Board of Directors and the presence of its members in 2006.
Tabel 2: Board of Directors Meeting

Meeting
Name	Title	Attended
Arwin Rasyid	President Director/CEO	42/45
Garuda Sudargo	Vice Presiden Director/CEO	43/45
Rinaldi Firmansyah	Director of Finance	43/45
John Welly	Director of Human Capital & General Affair	43/45
Guntur Siregar	Director of Consumer	45/45
Abdul Haris	Director of Network and Solution	41/45
Arief Yahya	Director of Enterprise & Wholesale	45/45
Tabel 3: Board of Commissioners Meeting

Meeting
Name	Title	Attended
Tanri Abeng	Chairman Commissioner	16/16
Anggito Abimayu	Commissioner	4/16
Gatot Trihargo	Commissioner	16/16
Arif Arryman	Independent Commissioner	15/16
P. Sartono	Independent Commissioner	16/16

Tabel 4: Board of Commissioners and Directors Meeting

Meeting
Name	Title	Attended
Commissioner
Tanri Abeng	Chairman Commissioner	25/26
Anggito Abimayu	Commissioner	12/26
Gatot Trihargo	Commissioner	22/26
Arif Arryman	Independent Commissioner	20/26
P. Sartono	Independent Commissioner	25/26

Directors
Arwin Rasyid	President Director/CEO	22/26
Garuda Sudargo	Vice President Director/CEO	23/26
Rinaldi Firmansyah	Director of Finance	21/26
John Welly	Director of Human Resources Development	13/26
Guntur Siregar	Director of Consumer	22/26
Abdul Haris	Director of Network and Solution	23/26
Arief Yahya	Director of Enterprise & Wholesale	16/26
Remuneration for Members of the Boards of Commissioners and Directors
Every TELKOM commissioner receives a monthly honorarium and certain benefits, and bonuses, the amount of which is decided by shareholders in the Shareholders’ General Meeting. Every commissioner also receives a bonus of appreciation money, which will be given at the end of the service period of that commissioner in accordance with the decision of the Finance Minister that is applied in all SOEs.
Each director receives a monthly salary and certain benefits (including the retirement benefit if he or she meets the requirement). Each director also receives an annual bonus (tantiem), the amount of which will be decided by the shareholders in the Shareholders’ General Meeting. The bonus and incentive are budgeted in every year based on the directors’ recommendation and the Board of Commissioners’ approval. The Commissioners and the directors do not receive money for their presence in any commissioner meetings and or director meetings in which he or she is present.
The Remunerations of the BoD and BoC in 2006 are presented in the following table 5 & 6:
Tabel 5: Board of Director Remuneration 2006
in million rupiah

				Other
Director	Salary	Tantiem	Insurance	benefits	Total
Arwin Rasyid	1,296.0	794.3	324.0	2,468.7	4,883.1
Garuda Sudargo	1,231.2	754.6	307.8	3,053.6	5,347.1
Rinaldi Firmansyah	1,166.4	1,429.7	291.6	2,602.7	5,490.4
Abdul Haris	1,166.4	1,429.7	291.6	2,600.7	5,488.4

				Other
Director	Salary	Tantiem	Insurance	benefits	Total
Guntur Siregar	1,166.4	714.9	291.6	2,890.7	5,063.5
John Welly	1,166.4	714.9	291.6	2,217.7	4,390.6
Arief Yahya	1,166.4	714.9	291.6	2,216.2	4,389.1
Total	8,359.2	6,552.9	2,089.8	18,050.3	35,052.2
Tabel 6: Board of Commissioners Remuneration 2006
in million rupiah

				Other
Commissioner	Salary	Tantiem	Insurance	benefits	Total
Tanri Abeng	536.0	635.4	54.0	1,337.3	2,562.8
Anggito Abimanyu	482.4	571.9	48.6	1,200.7	2,303.6
Gatot Trihargo	482.4	571.9	48.6	1,200.7	2,303.6
Arif Arryman	482.4	571.9	48.6	1,200.7	2,303.6
P. Sartono	482.4	571.9	48.6	1,200.7	2,303.6
BoC Secretary	201.0	238.3	—	519.9	959.2
Total	2.666.8	3.161.3	248.4	6,660.0	12,736.5

*	The annual bonus (tantiem) is for the 2005 Fiscal Year, which was paid after the Annual Shareholders’ General Meeting held on June 31, 2006.

*	Other allowances consist of Performance Allowance, Holiday Allowance, car ownership program, and operational allowance, tax allowance, housing and medical allowances.
Directors’ and Commissioner’s Shareowership
Some directors and a commissioner of TELKOM own the Company’s shares, the number of which reached 56,624 shares, or 0.0002809% of total shares in the Company. The following table shows such ownership as of December 31, 2006.

No.	Name	Title	No. Shares	Percentage
1.	Garuda Sudargo	Vice President Director	16,524	0.0000820
2.	Abdul Haris	Director	1,000	0.0000050
3.	John Welly	Director	4	0.0000000
4.	Guntur Siregar	Director	19,980	0.0000991
5.	P.Sartono	Independent Commissioner	19,116	0.0000948
	Total		56,624	0.0002809

COMPLIANCE & RISK MANAGEMENT
As a company that is committed to implement a Good Corporate Governance, the Company is applying risk management in all of its business units.
To ensure that the implementation of the Corporate Risk Management process can be well carried out, the Company is developing its internal environment, which supports the implementation of the Corporate Risk Management. The above-mentioned developments consist of the developments of coordination and supervision functions, Corporate Risk Management as part of the whole processes of Corporate Management, risk culture management, competence, and the development of supporting policies.
In early 2006, the Company established a Risk Management, Legal & Compliance unit, the unit of which has started functioning in April 2006 with its function and responsibility for risk management. The Risk Management, Legal & Compliance Unit (RMLC) has its vision of becoming a company that continuously implements the risk management in its management process and becoming a role model in implementing Corporate Risk Management in Indonesia.
This unit is an organization that is to play its role in managing efforts to control risk potentials of the whole business units and supporting units. The risk potentials consist of regulatory risks, strategic risks, financial risks, operational risks and other risks (supplies failure, legal, technology, and reputation risks) and other disruptions that can potentially affect the business activities and the company’s existence. This unit aims at enabling the management to be more effective in anticipating any uncertainties and risks as well as opportunities inherent in those uncertainties and risks. In the EGM at February 28, 2007, RMLC unit was established to become a new directorate, namely the Compliance & Risk Management
Efforts to Manage Risks
Since 2006, TELKOM has been implementing risk management as a process inherent in its operational activities. Prior to initiate any transactions, the considerations are essentially based on a balance between the achievement of a commercial business target and an assessment of any risks that will appear. These considerations are known as the check & balance principle in a corporate risk management. The company’s milestones in risk management are implemented in phases, namely:
•	Phase I, Mapping of Policies and Business Process

•	Phase II, Availability of Policies in all Business Processes

•	Phase III, Making the Risk Management as a Need in Every Process

•	Phase IV, Ensuring the Well-Disciplined Implementation of Risk Management

•	Phase V, Making Risk Management as an Inherent Culture
To accomplish “the risk management as an inherent culture”, the orientation of the risk management program is to be based on four key initiatives:
•	Enhancing existing Policy and Procedure

•	Eliminating inefficient business processes

•	Mitigating business risks

•	Strengthening the internal control
The four key initiatives are expected to boost the added value of the business process and mitigate the loss risks, which, at the end, increase the performance quality of the company.
Throughout 2006, TELKOM’s risk management was still in phase I, i.e., moving to the mapping of policies and business processes.

Several key programs in 2006 were aimed at:
•	Creating a map of business processes and operational policies

•	Completing the corporate policies inventory

•	Identifying the existing risk potentials

•	Developing and improving policies in stages, and

•	Eliminating bureaucracy and accelerating processes
In addition to the key programs, 2006 was also marked with activities supporting business units, particularly in supporting several transactions, relationships as well as agreements with third parties, all of which were aimed at ensuring the smooth running of business operation processes.
Several things needing attention:
(1) Back to basic, aiming at developing well-disciplined attitude to achieve a business process that is of high quality and agreed upon by all. The business process constitutes an end-to-end process, which has undergone an assessment on its accompanying risk aspects. The discipline becomes a commitment as well as a challenge for all and has to be the responsibility of individuals who work at TELKOM.
(2) To be more proactive. In conducting its business, the factor of timing is very important. The competition in the market is getting tougher. The proposal of each employee to the management is expected if he or she has an initiative or proposed business process that is more efficient and effective. The business unit is a party that is the closest to the market and the most well-informed about the market’s conditions and needs. The CRM unit has a challenge to be able to facilitate as well as to become a balancer in order to support the business unit in accelerating and achieving the business target in a continuous and balanced way (also known as a sustainable growth), and, therefore, giving an optimum added value to the Company’s performance.
(3) The business orientation is always put in the framework of good corporate governance (GCG). This is done by eliminating various unneeded processes conducting the bureaucracy or empowerment so as to be able to take quick and effective decisions, which are always in the corridor of carefulness, and to avoid surprises that can bring negative impacts. An effort is to be taken to sharpen the skill in effective report writing, making business or commercial proposals and justifications on an initiative or transaction so as to be able to serve as a policy umbrella in line an agreed upon authority.
(4) Socialization of policies that are related to potential risks.

REPORT OF THE AUDIT COMMITTEE
Brief Profiles of the Audit Committee Members
Arif Arryman, Chairman/Member Independent Commissioners since June 21, 2002, and since September 28, 2006 also he was appointed as a Commissioner of PT Semen Gresik Tbk. Previously, he was a Commissioner of PT Bank BNI (2001-2004), Adviser to the Coordinating Minister of the Economy, and a member of the Minister of Finance Assistant’s Team. Arif holds a Bachelor’s Degree in Industrial Technology, a Master’s Degree in Technology, and a Doctorate Degree in Economics.
Salam, Secretary/Member
Registered Accountant, well-experienced in the fields of auditing, accounting and finance. Previously, he was an employee of the Financial and Development Supervisory Board from 1974-1989; AVP Business Development Division of PT Rajawali Wirabhakti Utama, Head Corporate Control Unit of PT Pabrik Rokok Cap Bentoel, and Financial Director of PT Telekomindo Primakarya; Salam holds a Bachelor’s Degree in Accounting.
P. Sartono, Member/Independent Commissioners since June 21, 2002. Previously, he was an employee of TELKOM and occupied managerial positions, including Corporate Secretary in 1992-1995; retired in 2000. During his active service with TELKOM, he also occupied several positions at the Directorate General of Post and Telecommunications from 1973-1985, and was the President Director of PT Telekomindo Primabhakti. He holds a Bachelor’s Degree and Master’s Degree in Law.
Gatot Trihargo, Member
Commissioner since March 10, 2004, Assistant to the Deputy for Information and Asset Administration of State-owned Enterprises Wealth of the Ministry of State-owned Enterprises. He holds a Bachelor’s Degree in Accounting and Master’s Degree in Accounting and Financial Information Systems.
M. Ghazali Latief, Member
Registered Public Accountant partner of the Public Accounting Firm of Ghazali, Sahat dan Rekan. Well experienced in auditing. Previously, he was a Director at the Financial and Development Supervisory Board and a member of the State Supreme Audit Board. He has a Bachelor’s Degree in Accounting and Master of Science in Management.
Sahat Pardede, Member
Registered Public Accountant, Managing Partner of Public Accounting Firm of Ghazali, Sahat and Rekan. An expert in the auditing field. He has a broad knowledge of financial accounting. and internal control, and understands the Sarbanes Oxley Act of 2002 well. Previously, from 1981-2000, he was an employee of the Financial and Development Supervisory Board. He has a Bachelor’s Degree in Accounting and a Master’s Degree in Business Administration.
Jarot Kristiono,
Previously he was Head of the Internal Audir of PT Koneba Persero, a state-owned enterprise in energy sector; AVP for Internal Audit of the Indonesian Banking Restructuring Agency (IBRA), and AVP of Internal Audit at several national private banks. He holds a Bachelor’s Degree in Civil Engineering and Master’s Degree in Accounting Management.
Structure and Composition of Membership at the Audit Committee
In August 2006, Dodi Syaripudin resigned from the Audit Committee and Jarot Kristiono was appointed by the Commisioner to replaced him. Following the replacement of the Audit Committee member, the current structure and composition of the Audit Committee, which was developed based on Indonesian Capital Market and US SEC regulations is as follows:
Chairman/Member:
Arif Arryman (Independent Commissioner)

Secretary/Member:
Salam (Independent Member)
Members:
P. Sartono (Independent Commissioners)
Gatot Trihargo (Commissioner-Non-voting Member)
M. Ghazali Latief (Independent Member)
Sahat Pardede (Independent Member)
Jarot Kristiono (Independent Member)
In conducting its function and fulfilling its responsibility, the Audit Committee has defined the tasks of its members. Sahat Pardede has been appointed by the Commissioners as the financial and accounting expert.
Tasks and Responsibility of the Audit Committee
The tasks and responsibilities of the Audit Committee are stated in the Audit Committee Charter, which has been ratified by the Commissioners’ Decree. The Audit Committee is periodically evaluated and adjusted in line with the regulatory development of the Indonesian Capital Market Supervisory Board and the US SEC. The final existing Audit Committee Charter was upgraded and ratified by the Commissioners’ Decree Number 20 KEP./DK/2006 on September 11, 2006. The main points of the Audit Committee’s tasks and responsibilities as stated in the Charter are to supervise and monitor, aimed at encouraging and boosting:
1.	Integrity and reliability of financial reporting

2.	Effectiveness of the internal control systems

3.	Compliance with the requirements of the capital market and other requirements linked with the Company’s operation

4.	Effectiveness of the policy and implementation of risk management conducted by the Board of Directors
In addition to those tasks, the Audit Committee is also tasked to receive and handle complaints, and conduct other tasks given by the Commissioners. In practice, the Commissioners have distributed the tasks between the Audit Committee and the Committee for Planning & Risk Assessment, which was established by Commissioners’ Decree. The task distribution between the Audit Committee and the Planning and Risk Assessment Committee aims at enabling the Audit Committee to focus on supervising and monitoring the compliance with the capital market requirements and financial reporting risks. Meanwhile, the supervision and monitoring of the compliance with the requirements and risks related to the Company’s operations are handled by the Planning and Risk Assessment Committee.
Meeting Frequency and Attendance Level of the Audit Committee Members
In doing its tasks and responsibilities from January 2006 to December 2006, the Audit Committee conducted 42 meetings. The level of attendance, meeting categories and frequency can be seen in the following table 1 and 2 :
Table 1

Name	Level of Attendance
Arif Arryman	62%
Salam	93%
P.Sartono	52%
Gatot Trihargo	14%
M.Ghazali Latief	81%
Sahat Pardede	86%
Jarot Kristiono	88%*

Catatan : *) Jarot Kristiono untuk rapat antara September 2006 s.d. December 2006
Tabel 2

Meeting Categories	frequency
Meeting of Audit Committee	9
Meeting of Public Accounting Firm Selection	9
Meeting with Internal Auditor	9

Meeting Categories	frequency
Meeting with Public Accounting Firm	8
Meeting with Management	7
1.	Internal Meetings of the Audit Committee for responding to and discussing accounting, internal control and auditing issues, including issues that are relevant with the tasks and responsibilities of the Audit Committee.

2.	Public Accounting Firm Selection meetings held to ensure that the KAP selection was done transparently and objectively and that the selected KAP for TELKOM met the requirements of legality, independency and competency in line with the requirements of the capital market authorities on which TELKOM’s shares were listed.

3.	Meetings with the Internal Auditors, held particularly to encourage the improvement of the Internal Audit effectiveness, and discuss and follow up the findings by the Internal Auditors including complaints, particularly those indicating irregularities or fraud.

4.	Meetings with the KAP held in conjunction with integrated audit supervision.

5.	Meetings with the management, particularly for monitoring the implementation of internal controls, settlement of accounting, internal controls, and the financial reporting process issues.
The Audit Committee’s Tasks and Responsibilities
Starting from 2006 Fiscal Year, the Company is required to undergo two auditing processes, namely financial audit and internal control over the financial reporting audit, two of which should be conducted simultaneously by the same independent auditor. This is known as an integrated audit.
The Company should undergo the integrated audit to meet the requirements of the Sarbanes Oxley Act of 2002, Section 404, on the Management Assessment of Internal Control, and the SEC Final Rule (Release Nos. 33-8238; 34-47986; IC-26068) dated June 6, 2003 about the Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which require all companies listed on the U.S. Stock Exchange to submit their Annual Report on Form 20-F to the SEC, a report on internal control over financial reporting. For foreign registrants, the SEC Rule has been effective since the 2006 Fiscal Year.
The Management Report on internal control over financial reporting to be included in the Annual Report on Form 20-F should contain, among others:
1.	Statement(s) that the management is responsible for developing, operating and maintaining an adequate internal control over the financial reporting

2.	Management Assessment on the effectiveness of the internal control over financial reporting

3.	Independent Auditor Report on the management assessment and the internal control over the financial reporting
During the 2006 Fiscal Year, in carrying out its main tasks, the Audit Committee prioritized its supervision and monitoring work in order to boost the integrity and reliability of the financial reporting and the effectiveness of the internal control over the financial reporting. Since 2006 Fiscal Year Integrated Audit was the first experience for the Company and, therefore, the priorities of the Audit Committee were focused on the monitoring of the Board of Directors’ and Management’s efforts to meet the requirement of the Sarbanes Oxley Act of 2002, Section 404, and the SEC Rule about the Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.
The Selection of Independent Auditor and Supervision of the Integrated Audit
1. Independent Auditor Selection
     As a follow up of the decision of the Shareholders’ General Meeting on June 30, 2006, the Commissioners decided to appoint a Public Accountant Office (KAP) to do the integrated audit on the 2006 fiscal year through a limited tender process among the KAPs that met the legality and independency requirements in accordance with the prevailing ergulations in Indonesia and the United States. In the KAP selection process, the Audit Committee’s roles were as follows:
a. Formulating the terms and conditions so that the KAP, selected as the independent auditor to conduct the integrated audit on the 2006 Fiscal Year, meets the legality, independency and competency requirements in accordance with the prevailing regulation in Indonesia and the U.S.

b. Providing recommendations to the Commissioners to appoint the KAP, who will act as the independent auditor based on the result of the selection done by the Committee of Procurement whose members consist of all members of the Audit Committee and some members of the Management. The Procurement Committee was established by the decision of the Commissioners.
     Based on the KAP selection result done by the Procurement Committee, the KAP of Haryanto Sahari & Rekan/PriceWaterhouseCoopers was appointed and approved by the Commissioners to be the independent auditor, to conduct the 2006 fiscal year integrated audit.
2. Audit Supervision of the Integrated Audit
     The supervision of the integrated audit by the Audit Committee aims at ensuring that the independent auditor conducted the integrated audit objectively and independently and that the integrated audit was conducted based on the auditing standard established by the Indonesian Institute od Accountant and the auditing standards of the Public Company Accounting Oversight Board (PCAOB). The supervision of the integrated audit included:
a. Discussing the scope and integrated audit plan.
b. Communicating with the independent auditor in accordance with the auditing standards.
c. Holding periodic meetings with the independent auditor with or without the presence of the management to evaluate the integrated audit process, and discuss accounting and internal control issues and obstacles in doing the integrated audit, which were reported by the independent auditor.
d. Monitoring the discussion and settlement of the the audit findings, which were related to the implementation of the financial accounting standards and the internal control over the financial reporting, held by the independent auditor and the management.
Audit Committee’s Tools
Within the internal control system issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO) as applied by TELKOM to meet the requirements of the Sarbanes-Oxley Act of 2002, Section 404, the Audit Committee constitutes one of the elements in entity-level control, which has also become the object of the integrated audit. In this context, the working effectiveness of the Audit Committee is also evaluated by the independent auditor. The Audit Committee has done some series of self improvements and upgrading that were needed to ensure the compliance with and the harmony between the Audit Committee practices and the functions, tasks and responsibilities of the Audit Committee as required by prevailing regulations. The improvements and upgrading are as follows:
1. Upgrading the Charter so as to adjust the Audit Committee’s role to comply with the regulatory development in the capital markets of Indonesia as well as the U.S., and with the best practices that are relevant to the function, task and responsibility of the Audit Committee
2. Formulating and improving the Standard Operating Procedures (SOP) as a reference or detail direction for the Audit Committee’s members in implementing the task and responsibility as stated in the Charter
3. Designing and implementing the Policy and Procedures for Handling Complaints (in the Whistleblower Program) to fulfill the Capital Market Supervisory Agency’sBoard (Bapepam’s) Regulation Number IX.1.5. requiring the Audit Committee to handle any complaints, and the Sarbanes-Oxley Act of 2002, Section 310, on the Public Company Audit Committee, which requires the Audit Committee to receive, review, and follow up any complaints related to the accounting, internal control and auditing issues by protecting the identity of the whistleblower.
The Whistleblower Program Designed by the Audit Committee was stated in the Commissioners’ Decision Number 03/KEO/DK/2006 dated February 10, 2006, and ratified by the Board of Directors’ Decision Number KD.48/HK260/RLC-33/2006 dated September 6, 2006. Since October 1, 2006, the Whistleblower Program has been implemented and communicated to all employees through the TELKOM Portal. The Whistleblower Program gives all employees of TELKOM and its consolidated subsidiaries a formal channel to air their complaints about alleged fraud, breaches of the capital market regulations and all regulations related to the Company’s operation, including the accounting, internal control and auditing issues. The formal channel connects them directly to the Audit Committee.

Report of the Nomination and Remuneration Committee
The Committee for Nomination and Remuneration in TELKOM was established by the Commissioners’ Decision Number 003/KEP/DK/2005 in the year 2005. The establishment of the Committee aims at providing a nomination and remuneration system that refers to the GCG principle. Consequently, the selection of personnel for strategic positions and decisions pertaining to remuneration, particularly for directors and commissioners, will have a legal foundation, clear criteria and measurement within a system.
This Committee has three members conducting its nomination function, namely Tanri Abeng (Chairman and President Commissioner), P. Sartono (Secretary and Independent Commissioner), and Gatot Trihargo (Commissioner). Although allowed to recruit other members from outside, the Committee has not yet decided to find additional members. Considering there are only three Committee members, the Committee integrated all meetings on the nomination during 2006 into the Commissioners’ meetings. All the reports of the Committee are submitted to the Board of Commissioners.
Progress in the Nomination
In carrying out its task during 2006, the Committee referred to the agreement approved by the Commissioners and the Directors in 2005 about appointments to strategic positions in the Company, consisting of:
• Appointment to a position that is a level under the director in the Company. The Directors are required to consult with the Board of Commissioners
•Appointment of director and commissioner in TELKOM’s strategic consolidated subsidiaries, i.e., PT Telkomsel, PT Multimedia Nusantara and PT Infomedia. The Directors of TELKOM are required to obtain written approval from the Board of Commissioners. Prior to the issuance of written approval, TELKOM’s Commissioners are required to consult with series A shareholder a month in advance
Throughout 2006, the Committee gave a lot of input to TELKOM Directors pertaining to the nominations for some strategic positions, especially the position of the Head of Regional Division. The committee has also played an important role in reshuffling TELKOM’s Board of Directors. Out of the eight directors appointed at the Extraordinary Shareholders’ Meeting on February 27, seven directors originated from the list of names submitted by the Committee for Nomination and Remuneration.
Progress in Remuneration
The Committee has succeeded in improving the remuneration system in TELKOM. Previously, remunerations for TELKOM directors were decided upon by the directors themselves. The Committee for Nomination and Remuneration considers the previous system in direct need of changes as the directors should not have decided their own remuneration. Finally, after obtaining the approval from the Board of Commissioners and the Shareholders’ General Meeting, the current remuneration system for directors and commissioners at TELKOM are as follows:
•	Remuneration for Directors is decided upon by the Commissioners

•	Remuneration for Commissioners is approved of by the majority shareholder
In 2006, the Committee for Nomination and Remuneration amended the Commissioners’ Decision on performance benefits for directors in every quarter. The amendments are as follows:
• Prior to the changes: the basis for the Performance Benefits was the Company’s performance as reflected in the financial/revenue targets and cost efficiency
• After the changes: the basis for Performance Benefits is the achievement of the (unconsolidated) financial targets and (unconsolidated) EBITDA in accordance with the attainment of the General Performance Indicator (GPI) as stated in the management contract
Priority in 2007
After improving the remuneration system for directors and commissioners, the Committee for Nomination and Remuneration will prioritize the improvement of the remuneration system for TELKOM employees. Consequently, the Committee will work hard to be able to propose a new remuneration system for all employees at the next Shareholders’ General Meeting.
Jakarta, June 5, 2007
TANRI ABENG
The Chairman of the Nomination and Remuneration Committee

Report on the Committee for Planning and Risk Assessment (KPPR)
Transition from KPP to KPPR in 2006
The Committee for Planning and Risk Assessment (KPPR) was established on May 19, 2006 by the Commissioners’ Decision of PT Telekomunikasi Indonesia, Tbk. (TELKOM). The objective of the KPPR is to provide assistance to TELKOM’s Commissioners in monitoring and reviewing the Company’s plan, the process of implementing the Company’s plan, including the use of the capital expenditures, and the implementation of enterprise risk management in the Company by providing input in the form of a comprehensive assessment.
The KPPR is a restructured version of the Committee for Planning Assessment, which was established on July 16, 2003 through a Decision of the Company’s Commissioners, giving more emphasis to assessing risks in the broader scope of work. Based on the Charter of TELKOM KPPR, which was formalized in the TELKOM Commissioners’ Decision, the KPPR is required to:
a.	Submit assessment results on the Company’s Long-Term Plan (RJPP), Work Plan and the Company’s Budget (RKAP), which have been submitted by the Board of Directors in accordance with the schedule fixed by the Commissioners

b.	Submit periodic reports to the Commissioners with the results from the review of the implementation of the RJPP and RKAP and the enterprise risk management

c.	Provide suggestions and recommendations on the RJPP and RKAP proposals to the Commissioners, which serve as the material for consideration and approval

d.	Provide suggestions and recommendations about the risk management steps that have to be conducted by the Company

e.	Abiding by the Company’s existing regulations on confidentiality
KPPR Membership
In accordance with the Decision of the TELKOM Commissioners, the KPPR membership structure is as follows:

Chairman/Member:	Anggito Abimanyu (Commissioner);
Deputy Chairman/Member:	Gatot Trihargo (Commissioner);
Secretary/Member:	Yuki Indrayadi;
Members:	P. Sartono (Independent Commissioner);
Arif Arryman (Independent Commissioner);
Ario Guntoro;
Adam Wirahadi;
Arman Soeriasoemantri;
Widuri M. Kusumawati.
KPPR members have met the requirements of independency and competence in accordance with the KPPR Charter agreed upon by the Commissioners.
Summary of activity for KPP and KPPR during the year 2006
Activity statistik of KPPR during the year 2006*

			Amount of
Scope of Report	Amount of formal meeting	Ammount of Analysis	Monitoring Report
Long Term Plan	17	4	0
Annual Budgeting	19	50	12
ERM Monitoring	1	6	0

			Amount of
Scope of Report	Amount of formal meeting	Ammount of Analysis	Monitoring Report
Corporate Action	2	14	0
Total	39	74	12
Activities in the KPP and KPPR in 2006 at a Glance
a. Company’s Long-Term Plan (RJPP)
The RJPP, or Corporate Strategic Scenario (CSS) 2007-2011 is a reference document for the Corporate Annual Message (CAM) 2007 and the RKAP 2007. In the writing process for the 2007-2011 cycle in 2006, the KPPR and the Management Team conducted a series of meetings. The items discussed in the meetings included: (1) Analysis methodology; (2) Macro- and micro-assumptions; (3) Evaluation of the Company’s internal conditions; (4) Development of telecommunication technology. In addition, in order to underline a link between the RJPP with the Directorate strategic document and to study the existing problems more thoroughly, there have been one-on-one meetings between Commissioners and the relevant Directors. Thus, the resulting RJPP contains correct and accurate information, predictions and direction. In each cycle, the Directors are requested to deepen the focus of their strategies, sharpen the policies, and adjust the policies by continuously considering the Company’s development, business environment changes and SWOT analysis.
b. Work Plan and Company’s Budget
To implement the 2006 RKAP, the Commissioners have specifically asked the Directors to conduct a series of important steps, including:
1)	Finding and exploiting available business potentials for developing TELKOM’s non-organic business strategy in order to reach TELKOM’s market capitalization of US$ 30 billion in the year 2010 as well as optimizing the existing business performance

2)	Ensuring the punctuality of infrastructure development with capital expenditure so as to meet the 2006 RKAP targets

3)	Conducting a transition process leading to a new organization without disrupting the Company’s operation
In 2006, the KPPR conducted a series of monitoring activities upon direction from the Commissioners’ for the approval of the 2006 RKAP. In addition, the KPPR and the Commissioners conducted a series of meetings to discuss the Capex proposals that were above Rp 100 billion for the 2007 fiscal year and the proposals for the 2007 RKAP.
c. Monitoring the Enterprise Risk Management (ERM) Implementation in the Company
To monitor the ERM implementation in the Company, the KPPR and the Risk Management and Legal Compliance (RMLC) unit, currently the Directorate for Compliance & Risk Management, have held a coordinating meeting and agreed upon the scope of risk management reporting from the RMLC to the KPPR to include:
1)	Discussion results about the high level risks in the Company, as carried out by the Risk Committee

2)	Progress in SOA implementation that is linked with efforts to speed up the ERM in the Company

3)	Findings in operations that are based on the review results of legal/compliance problems which are handled by RMLC
d. Specific Directors’ Actions Requiring Commissioners’ Approval
In 2006, the KPPR produced reviews such as:
1)	Review of the asset write-off

2)	Review of the approval of provision methods for some Company projects

3)	Review of the proposal on the receivables write-offs

4)	Review of the proposal on the KSO VII acquisition

The reviews produced constitute input for the Commissioners for future decisions on specific problems/actions from Directors to be proposed to the Commissioners.
Jakarta, June 5, 2007
Anggito Abimanyu

COMPANY ADDRESSES
Corporate Office and Regional
Head Office
GKP TELKOM
Jl. Japati No. 1 Bandung 40133
Tel.: (62-22) 452 1108, 452 7252 Fax: (62-22) 720 3247
Head of Corporate Communications
Grha Citra Caraka Building Lt. 5
Jl. Jenderal Gatot Subroto No. 52, Jakarta 12710
Tel.: (021) 521 5109 Fax: (021) 522 0500
Regional Division I — Sumatra
Jl. Prof. H.M. Yamin, SH No. 2, Medan 20111
Tel.: (061) 415 1747 Fax: (061) 415 0747
Regional Division II — Jakarta
Graha Citra Caraka Building
Jl. Jenderal Gatot Subroto No. 52, Jakarta 12710
Tel.: (021) 520 2277, 521 5100 Fax: (021) 520 2733
Regional Division III — West Java and Banten
Jl. W.R. Supratman No. 66A, Bandung 40122
Tel.: (022) 452 1839 Fax: (022) 453 2134
Regional Division IV — Central Java and Yogyakarta
Jl. Pahlawan No. 10, Semarang 50261
Tel.: (024) 830 2312 Fax: (024) 830 2313
Regional Division V — East Java
Jl. Ketintang No. 156, Surabaya 60231
Tel.: (031) 828 6000 Fax: 828 6080
Regional Division VI — Kalimantan
Jl. M.T. Haryono No. 169, Balikpapan 76114
Tel.: (0542) 556666, 556777 Fax: (0542) 872104
Regional Division VII — Eastern Indonesia
Jl. A.P. Pettarani No. 2, Makassar 90221
Tel.: (0411) 889977, 867777 Fax: (0411) 889909/889959
Long Distance Division
Jl. Jenderal Gatot Subroto No. 55, Lt. M, Jakarta 12710
Tel.: (021) 522 1500 Fax: (021) 522 9600
Fixed-Wireless Network Division
Wisma Antara

Jl. Merdeka Selatan No. 17, Lt. 9-10, Jakarta
Tel.: (021) 344 7070 Fax: (021) 344 0707
Multimedia Division
Menara Multimedia Lt. 17
Jl. Kebon Sirih No. 12, Jakarta 10110
Tel.: (021) 386 0500 Fax: (021) 386 0300
Carrier and Interconnection Services Division
Menara Jamsostek Lt. 10
Jl. Jenderal Gatot Subroto Kav. 38, Jakarta 12710
Tel.: (021) 5291 7007 Fax: (021) 5289 2080
Enterprise Services Division
Menara Multimedia Lt. 19
Jl. Kebon Sirih No. 12, Jakarta 10110
Tel.: (021) 386 6600, 386 0068 Fax: (021) 386 8400
Reseach and Development Center
Jl. Gegerkalong Hilir No. 47, Bandung 40152
Tel.: (022) 457 1118 Fax: (022) 457 1105
Training Center
Jl. Gegerkalong Hilir No. 47, Bandung 40152
Tel.: (022) 201 3930, 201 4481 Fax: (022) 201 4429
Maintenance Service Center
Jl. Japati No. 1 Lt. 4, Bandung 40133
Tel.: (022) 720 6520 Fax: (022) 452 4125
Information System Center
Jl. Japati No. 1 Lt. 4, Bandung 40133
Tel.: (022) 452 4227 Fax: (022) 720 1890
TELKOM Construction Center
Jl. Japati No. 1 Lt. 6, Bandung 40133
Tel.: (022) 452 6417 Fax: (022) 720 6530
TELKOM Community Development Center
Jl. Japati No. 1 Lt. 8, Bandung 40133
Tel.: (022) 452 8219 Fax: (022) 452 8206
Management Consulting Center
Jl. Cisanggarung No. 2, Bandung 40115
Tel.: (022) 452 1620 Fax: (022) 452 1549
Assessment Service Center
Jl. Japati No. 1 Lt. 3, Bandung 40133
Tel.: (022) 452 3359, 452 3360 Fax: (022) 452 3344

Subsidiaries
PT Pramindo Ikat Nusantara
Menara Supra Lt. G
Jl. Letjen S Supratman Kav 76, Jakarta 11410
Tel.:(021) 5367 9213 Fax: (021) 53679213
PT TELKOM International
Jl. Cimandiri No. 30-B, Bandung.
Tel.: (022) 422 4991, 422 4992, 422 4993 Fax: (022) 727 4617
PT Dayamitra Telekomunikasi
Gedung Grha Pratama Lt.9
Jl. M.T. Haryono Kav.15, Jakarta
Tel.: (021) 8370 9592/93 Fax.: (021) 8370 9591
PT Telekomunikasi Selular
Wisma Mulia,
Jl. Jend. Gatot Subroto Kav. 42, Jakarta 12710
Tel.: (021) 524 0811 Fax: (021) 529 06123
PT Multimedia Nusantara
Gedung ASPAC Kuningan, Lt. 11
Jl. H.R. Rasuna Said Kav. X-2 No. 4, Jakarta Selatan 12950
Tel.: (021) 521 0123 Fax: (021) 521 0124
PT Infomedia Nusantara
Jl. R.S. Fatmawati No. 77-81, Jakarta Selatan 12510
Tel.: (021) 720 1221 Fax: (021) 720 1226
PT Indonusa Telemedia
Gedung PUSYANTEL, Lt. 3.
Jl. Prof. Dr. Supomo No. 139, Tebet, Jakarta Selatan
Tel.: (021) 831 9400 Fax: (021) 831 0100
PT Napsindo Primatel International
Gedung PUSYANTEL
Jl. Prof. Dr. Supomo No. 139, Tebet, Jakarta Selatan
PT Graha Sarana Duta
Jl. Kebon Sirih No. 10, Jakarta Pusat
Tel.: (021) 380 0868 Fax: (021) 3483 0653
Associate Companies

PT Patra Telekomunikasi Indonesia
Jl. Pringgodani 2 No.33
Jl. Alternatif Raya, Cibubur, Depok
Cibinong 16954
Tel.: (021) 845 4040, 352 1915 Fax: (021) 8457610
PT Citra Sari Makmur
Chase Plaza, Lt. 16
Jl. Jend. Sudirman Kav. 21, No. 70-71, Jakarta 12910
Tel.: (021) 520 8311 Fax: (021) 570 4656
PT Pasifik Satelit Nusantara
Gedung Kantor Taman A9 Unit C3/C4
Jl. Mega Kuningan Raya Lot 8/9 No.9
Kawasan Mega Kuningan — Jakarta 12950
Tel.: (021) 576 2292 Fax: (021) 576 3378
Stock Exchange Supporting Agencies and Profession
Custodian (Biro Administrasi Efek):
PT Datindo Entrycom
Jl. Jendral Sudirman Kav. 34-35
Jakarta 10220
Tel.: (021)5709009
Depository Central Efek
PT. Kustodian Saham Efek Indonesia
Jakarta Stock Exchange Building, 1st Tower
5th Floor, Jl. Jend. Sudirman, Kav.52-53
Jakarta, 12190
Tel.: (021) 5299 1003 Fax.: (021) 5299 1129
External Auditor
PT PricewaterhouseCoopers FAS
Gedung PricewaterhouseCoopers
Jl. H.R. Rasuna Said, Kav X7 No.6,
Jakarta 12940
Telp.: (021) 521 2901 Fax.: (021) 5290 5555/ 5050
External Legal Counsel
Hadiputranto, Hadinoto & Partners
The Jakarta Stock Exchange Building
Tower II Floor 21
Sudirman Central Business District
Jl. Jendral Sudirman Kav. 52-53,
Jakarta 12190, Indonesia
Telp.: (021) 515 5090/91/92/93 Fax.: (021) 515 4840/45/50/55

SENIOR MANAGEMENT
Rochiman Sukarno
Head of Corporate Affair
Rochiman Sukarno
Acting Head of Corporate Communication
Darwin Danil
Head of Internal Audit
David Burke
EVP Strategic Investment &
Corporate Planning
Dina Arifani
VP Synergy & BOD Office
Administration
Harry John
VP Business Effectiveness
Santoso Rahardjo
VP Business Performance & Evaluation
Harsya Denny Suryo
VP Investor Relations/ Corporate Secretary
Eddy Kurnia
VP Public & Marketing Communication
Nana Iriana
VP Regulatory Management
Zulheldi
VP Network & Solution Audit
Eddy Budiono
VP Delivery Channel Audit
Andarini Darmono
VP Enterprise Management Audit
Mohammad Nuhin
VP Information System Audit
Teddy Tedja Permana
VP Post Audit
Rizkan Chandra
VP Infrastructure
Tonda Priyanto
VP Network Operation
Alex K. Palit
VP Service & Tariff
Eddy Sarwono
VP Product Management
Priyantono Rudito
VP Marketing & Customer Care
Tri Djatmiko
VP Sales
Anie Sulistiani
VP Access

Marihot Sibarani
VP Business Development
Syailendra
VP Enterprise
Pudja Sujitna
VP Wholesale
Walden Robert Bakara
VP Process Risk Management
Ikhsan
VP System Risk Management
Herdy Rosadi Harman
VP Legal & Compliance
Tjatur Purwadi
VP Financial & Logistic Policy
Teguh Wahyono
VP Management Accounting
Ofan Sofwan
VP Treasury & Tax Management
Triwahyusari
VP Financial Accounting
Bambang Subagijo
VP Subsidiary Performance
Pandji Darmawan
VP Human Resources Policy
Ali Rachman Mursalin
VP Industrial Relations
Djaka Sundan
VP Organization Development
Sutoto
VP Procurement Supply Chain Partnership
Ahmad Kordinal
VP Asset Management
Halim Sulasmono
VP IT Policy
Freddy Triany
VP Corporate Strategic Planning
Budi Santoso
VP Strategic Business Development
Taufik hasan
SGM R&D Center
Mumu Natapriatna
SGM Maintenance Service Center
Ketut Suwirya Kardha
SGM Construction Center
Ana Adriana
SGM Financial Center

Alini Gilang
SGM HR Center
Tutut Bahtiar
SGM Training Center
Djoko Lies Boediono
SGM Management Consulting Center
Erwien Djuaini
SGM Community Development Center
Judi Rifajantoro
SGM Information System Center
Sarwoto Atmosutarno
EGM Infratel
Syarif Syarial Ahmad
EGM Fixed Wireless Network
Septika N. Widyasrini
EGM Multimedia
Muhammad Awaluddin
EGM Regional 1
Adeng Achmad
EGM Regional 2
Abdul Azis
EGM Regional 3
Iwan Mulyawan S.
EGM Regional 4
Nanang Ismail Kosim
EGM Regional 5
Triana Mulyatsa
EGM Regional 6
Pahala Putrantara Hariandja
EGM Regional 7
Alex J. Sinaga
EGM Enterprise Service Center
Munadi
EGM Carrier & Interconnection Service Center
Judi Achmadi
Head Project of OBC
Sofwani
Head Project of Integrated Internal Control

Management Responsibility
For Annual Report
2006 Annual Report
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk
had been authoritatively signed by the Board of Commissioners and the Board of Directors
Board of Commissioners

Tanri Abeng	Gatot Trihargo
President Commissioner	Commissioner

Anggito Abimanyu	Arif Arryman	P. Sartono
Commissioner	Independent Comissioner	Independent Commissioner

Board of Directors

Rinaldi Firmansyah	Sudiro Asno	Faisal Syam
President Director/CEO	Director of Finance/CFO	Director of Human Resources

Ermady Dahlan	I Nyoman Gede Wiryanata	Arief Yahya
Director of Consumer	Director of Network & Solution	Director of Enterprise & Wholesale

Indra Utoyo	Prasetio
Director of Information & Technology	Director of Compliance & Risk Management

Statement of the Board of Directors
regarding
the Board of Directors’ Responsibility for the
Consolidated Financial Statements (audited) for the years ended
December 31, 2006 and 2005
PT Telekomunikasi Indonesia, Tbk
On behalf of the Board of Directors, we undersigned:

1.	Name	:	Rinaldi Firmansyah
	Business address	:	Jl. Japati No.1 Bandung 40133
	Address of domicile as indicated in ID card	:	Jl. Cibitung I No.22, Kebayoran Baru, Jakarta Selatan
Telephone number : (022) 452 7201
	Position	:	President Director

2.	Name	:	Sudiro Asno
	Business address	:	Jl. Japati No.1 Bandung 40133
	Address of domicile as indicate in ID card	:	Jl. Rancakendal 8A, Cigadung Bandung
Telephone number : (022) 452 7201
	Position	:	Director of Finance
We hereby state as follows:
1.	We are responsible for the preparation and presentation of the consolidated financial statements of PT Telekomunikasi Indonesia, Tbk.

2.	The Company’s consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in Indonesia.

3.	All information has been fully and correctly disclosed in the Company’s consolidated financial statements.

4.	The Company’s consolidated financial statements do not contain false material information or facts, nor do they omit any material informations or facts.

5.	We are responsible for the Company’s internal control system.
This statement is considered to be true and correct.
Bandung, June, 2007

Rinaldi Firmansyah	Sudiro Asno
President Director / CEO	Director of Finance / CFO

DEFINITION

“ADS”	American Depositary Share, which is a certificate (known as an ADR) being traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. One ADS of TELKOM represents 40 of TELKOM’s Series B Shares. The ratio of shares to ADS is 40:1.

“AMPS”	(Advanced Mobile Phone System) is an analog mobile cellular system standard.

“ARPU”	(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base. It is computed by dividing total revenues (including gross interconnection revenues) for a given period by the respective average number of subscribers for such a period, except that for the mobile cellular service, revenues do not include connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts.

“ASR”	(Answer to Seizure Ratio). See “call completion rate.”

“ATM”	(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

“B2B”	(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction Designed to automate and optimize interactions between business partners.

“backbone”	refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

“bandwidth”	refers to the capacity of a communication link.

“BTS”	(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

“call completion rate”	is the percentage of calls that are successfully completed, as measured by the number of calls successfully answered divided by the number of call attempts that are recognized by the caller’s local exchange, in the case of call completion rates for local calls and call attempts that are recognized by the trunk exchange, in the case of call completion rates for long-distance calls. Call completion rate is measured by the answer to seizure ratio, or “ASR.”

“capacity utilization”	refers to the ratio of lines in service to local exchange capacity or installed lines.

“CDMA”	(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

“DCS1800”	(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

“DGPT”	is the Director General of Post and Telecommunications.

“Directors’ Decree on Internal Control”	is the decree of the Board of Directors, dated October 29, 2004, titled “Internal Control over Financial Reporting in Compliance with Sections 302 and 404 of the Sarbanes Oxley Act of 2002” on certain policies and procedures for effective internal controls and good corporate governance and early detection of errors, frauds and other misuses.”

“distribution point”	is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

“DLD”	refers to domestic long-distance telecommunication services such as long-distance telephone calls and leased lines services.

“downlink”	refers to the receiving portion of a satellite circuit extending from the satellite to the Earth.

“dropwire”	is the wire connecting the subscriber’s premises to the distribution point.

“DSL”	(Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“dualband”	refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

“duopoly system”	is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long-distance and international long-distance.

“e-business”	refers to electronic business solutions including electronic payment services, Internet data centers and content and application solutions.

“earth station”	is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

“Erlang”	refers to a unit of measurement of telephone traffic equal to one hour of conversation.

“existing installations”	refer to telecommunications facilities, including telephone lines, network infrastructure and related assets in existence in each KSO Division as of the beginning of each KSO Period plus certain facilities and equipment constructed or installed by TELKOM in the KSO Units after such dates to be managed by a KSO Investor.

“fixed cellular”	refers to a form of fixed wireless technology which uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.

“fixed line”	refers to fixed wireline and fixed wireless.

“fixed wireless”	refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

“fixed wireline”	refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

“frame relay”	is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

“Government”	refers to the Government of the Republic of Indonesia.

“GPRS”	(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

“GSM”	(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

“3G”	The generic term for third generation cellular phone technologies. 3G offers very high speed connections to cellular phones, thus enabling video conference and other applications requiring broadband connectivity to the internet. Users connecting to the internet from a laptop using either a cellular phone and data cable or a PCcard also benefit from 3G.

“IDD”	(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

“installed lines”	refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

“intelligent network” or “IN”	is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provide the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

“ISDN”	(Integrated Services Digital Network) is a network that provide end-to-end digital connectivity and allows simultaneous transmission of voice, data and video andprovide high-speed internet connectivity.

“ITRB”	refers to the Indonesian Telecommunications Regulatory Body.

“Kbps”	(Kilobytes per second) is a measure of speed for digital signal transmission expressed in thousands of bytes per second.

“KSO”	(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies, or in cases where TELKOM has acquired the consortium partner.

“KSO Agreements”	refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period.

“KSO Period”	refers to a period covered by the KSO Agreement.

“KSO Unit”	refers to a regional division of TELKOM managed and operated — pursuant to the relevant KSO Agreement.

“leased line”	is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

“lines in service”	refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by TELKOM.

“local call”	is the call among subscribers in the same numbering area without any prefix number being required.

“local exchange capacity”	refers to the aggregate number of lines at a local exchange connected and available for connection to an outside plant.

“MHz”	(Megahertz) is a unit of measurement for frequency. 1 MHz is equal to one million cycles per second.

“microwave transmission”	is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

“MoC”	(Ministry of Communications). See “MoCI.”

“MoCI”	refers to the Ministry of Communications and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.

“Modern License”	is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

“MoF”	refers to the Ministry of Finance.

“MTR”	(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

“NMT-450”	(Nordic Mobile Telephone) is a form of analog mobile cellular service primarily installed in vehicles.

“optical fiber”	refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

“outside plant”	is the equipment and facilities used to connect subscriber premises to the local exchange.

“PBH” or “Revenue-Sharing Arrangement”	(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

“PPLT”	refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunication Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.

“PSDN”	(Packet Switched Data Networks) is a network using a switch device and sending packets of data through the network to some remote location.

“PSTN”	(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

“RSA”	refers to the Revenue Sharing Agreement.

“RUIM” or “RUIM card”	(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“satellite transponder”	is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

“SIM” or “SIM card”	(Subscriber Identity Module) is a “smart” card designed to be inserted into a mobile cellular telephone that uniquely identifies a GSM network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	Short Messaging Service, a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

“switch”	is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

“trunk exchange”	is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or trunk switch.

“USO”	(Universal Service Obligation) is the service obligation imposed by the Government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

“VoIP”	(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

“VPN”	(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

“VSAT”	(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

“WAP”	(Wireless Application Protocol) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, Web sites, financial information, on-line banking, information and entertainment (infotainment), games and micro payments.

“WLL”	(Wireless Local Loop) is a means of providing local loop (the physical connection from the subscriber’s premises to the carrier’s point of presence or POP) facility without wires, which allows carriers to provide local loop with approximately 1 Gbps or more in aggregate bandwidth per coverage area. WLL is particularly effective in rocky or soggy terrains.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2006,
AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006

BOARD OF DIRECTORS’ STATEMENT
REGARDING
THE RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT 31 DECEMBER 2005 AND 2006
AND FOR THE YEARS ENDED
31 DECEMBER 2004, 2005 DAN 2006
PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
      We, the undersigned:

1. Name	:	Rinaldi Firmansyah
Office address	:	Jl. Japati No. 1 Bandung 40133
Domicile address as stated in ID or other identification	:	Jl. Cibitung I No. 22, Kebayoran Baru, Jakarta
Phone number	:	(022) 452 7101
Title	:	President Director

2. Name	:	Sudiro Asno
Office address	:	Jl. Japati No. 1 Bandung 40133
Domicile address as stated in ID or other identification	:	Jl. Ranca Kendal No. 8A Bandung
Phone number	:	(022) 452 7201
Title	:	Director of Finance
declare that:
      1. We are rsponsible for the preparation and presentation of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk and subsidiaries’ (the “Group”) consolidated financial statements;
      2. The Group’s consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;
      3. a. All information in the Group’s consolidated financial statements has been disclosed in a complete and truthful manner;
      b. the Group’s consolidated financial statements do not contain any incorrect information or material fact, nor do they omit information or material fact;
      4. We are responsible for the Group’s internal control systems.
      We certify the accuracy of this statement.
Jakarta, May 24, 2007

/s/ Rinaldi Firmansyah Rinaldi Firmansyah President Director	/s/ Sudiro Asno Sudiro Asno Director of Finance

INDEPENDENT AUDITORS’ REPORT
TO THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk
      We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of 31 December 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of the Company and its subsidiaries as of 31 December 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended 31 December 2005 and 2004 were audited by other independent auditor whose report dated 8 June 2006 expressed an unqualified opinion on those statements included an explanatory paragraph that described the adoption of PSAK No. 24 (Revised 2004), “Employee Benefits” and PSAK No. 38 (Revised 2004), “Accounting for Restructuring between Entities under Common Control” in 2005.
      We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at 31 December 2006, and the consolidated results of their operation and their cash flows for the year then ended in conformity with accounting principles generally accepted in Indonesia.
JAKARTA
24 May, 2007
/s/ Irhoan Tanudiredja BAP
Drs. Irhoan Tanudiredja, BAP
Public Accountant Licence No. 99.1.0683

The accompanying consolidated financial statements are not intended to present the financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly, the accompanying consolidated financial statements and the auditor’s report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	5,374,684	8,315,836	923,982
Temporary investments	2c,2g,46	22,064	84,492	9,388
Trade receivables	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp84,275 million in 2005 and Rp85,053 million in 2006		530,370	520,689	57,854
Third parties — net of allowance for doubtful accounts of Rp601,393 million in 2005 and Rp699,736 million in 2006		3,047,539	3,196,588	355,176
Other receivables — net of allowance for doubtful accounts of Rp4,402 million in 2005 and Rp1,685 million in 2006	2c,2h,46	153,247	147,735	16,415
Inventories — net of allowance for obsolescence of Rp48,347 million in 2005 and Rp48,098 million in 2006	2i,8	220,327	213,329	23,703
Prepaid expenses	2c,2j,9,46	777,869	1,073,329	119,259
Claim for tax refund	40a	—	359,582	39,954
Prepaid taxes	40b	18,913	2,390	266

Other current assets	2c,10,46	159,537	6,822	758

Total Current Assets		10,304,550	13,920,792	1,546,755

NON-CURRENT ASSETS
Long-term investments — net	2g,11	101,400	89,197	9,911
Property, plant and equipment — net of accumulated depreciation of Rp37,092,663 million in 2005 and Rp45,043,380 million in 2006	2k,2l,12	45,643,243	54,267,060	6,029,673
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp458,234 million in 2005 and Rp493,381 million in 2006	2m,13,49	549,405	965,632	107,292
Prepaid pension benefit cost	2r,43c	640	103	11
Advances and other non-current assets	2c,2k,14,46	946,037	1,454,283	161,587
Goodwill and other intangible assets — net of accumulated amortization of Rp2,764,187 million in 2005 and Rp3,708,590 million in 2006	2x,5,15	4,493,272	4,436,605	492,956
Escrow accounts	2c,16,46	132,497	2,073	230

Total Non-current Assets		51,866,494	61,214,953	6,801,660

TOTAL ASSETS		62,171,044	75,135,745	8,348,415

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,17,46
Related parties		1,014,389	1,116,496	124,055
Third parties		4,281,285	5,801,457	644,606
Other payables		6,677	9,219	1,024
Taxes payable	2s,40c	2,469,765	2,569,002	285,446
Dividends payable		3,276	1,380	153
Accrued expenses	2c,18,46	1,521,247	3,475,698	386,189
Unearned income	19	1,592,718	2,037,772	226,419
Advances from customers and suppliers		223,086	161,262	17,918
Short-term bank loans	2c,20,46	173,800	687,990	76,443
Current maturities of long-term liabilities	2c,21,46	2,226,925	4,675,409	519,490

Total Current Liabilities		13,513,168	20,535,685	2,281,743

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40g	2,391,810	2,665,397	296,155
Unearned income on revenue-sharing arrangements	2m,13,49	425,484	817,174	90,797
Unearned initial investor payments under joint operation scheme	2n,48	7,311	—	—
Accrued long service awards	2c,2r,44,46	524,524	596,325	66,258
Accrued post-retirement health care benefits	2c,2r,45,46	3,048,021	2,945,728	327,303
Accrued pension and other post-retirement benefits costs	2r,43	1,330,664	1,070,622	118,958
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,12	235,537	217,108	24,123
Two-step loans — related party	2c,22,46	4,760,199	4,006,935	445,215
Notes and bonds	23	1,456,669	—	—
Bank loans	2c,24,46	1,752,104	2,487,913	276,435
Deferred consideration for business combinations	25	3,127,959	3,537,082	393,009

Total Non-current Liabilities		19,060,282	18,344,284	2,038,253

MINORITY INTEREST	26	6,305,193	8,187,087	909,676

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	560,000
Additional paid-in capital	28	1,073,333	1,073,333	119,259
Treasury stock (118,376,500 shares)	2p,29	—	(952,211)	(105,801)
Difference in value of restructuring transactions between entities under common control	30	90,000	180,000	20,000
Difference due to change of equity in associated companies	2g	385,595	385,595	42,844
Unrealized holding gain (loss) from available-for-sale securities	2g	(748)	8,865	985
Translation adjustment	2g	233,253	227,669	25,297
Retained earnings
Appropriated		1,803,397	1,803,397	200,377
Unappropriated		14,667,571	20,302,041	2,255,782

Total Stockholders’ Equity		23,292,401	28,068,689	3,118,743

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		62,171,044	75,135,745	8,348,415

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

2

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2004	2005	2006
	Notes	Rp	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		10,645,021	10,781,252	10,979,033	1,219,893
Cellular		10,421,298	14,570,958	20,622,647	2,291,405
Interconnection — net	2q,32,46	6,187,981	7,742,084	8,681,461	964,607
Joint operation schemes	2n,33,48	656,614	588,647	489,414	54,379
Data and Internet	2q,34	4,808,742	6,934,324	9,065,187	1,007,243
Network	2q,35,46	654,309	586,636	718,738	79,860
Revenue-sharing arrangements	2m,36,49	280,576	302,282	415,477	46,163
Other telecommunications services		293,225	301,001	322,051	35,783

Total Operating Revenues		33,947,766	41,807,184	51,294,008	5,699,333

OPERATING EXPENSES
Personnel	37	4,909,965	6,563,047	8,513,765	945,974
Depreciation	2k,2l,2m,12,13,14	6,438,557	7,570,739	9,178,343	1,019,816
Write-down of assets	2k,12	—	616,768	—	—
Loss on procurement commitments	12	—	79,359	—	—
Operations, maintenance and telecommunication services	38,46	4,529,587	5,916,341	7,495,728	832,859
General and administrative	39	2,599,847	2,763,951	3,271,427	363,492
Marketing		881,930	1,126,229	1,241,504	137,946

Total Operating Expenses		19,359,886	24,636,434	29,700,767	3,300,087

OPERATING INCOME		14,587,880	17,170,750	21,593,241	2,399,246

OTHER INCOME (EXPENSES)
Interest income	46	317,941	344,686	654,984	72,776
Interest expense	46	(1,270,136)	(1,177,268)	(1,286,354)	(142,928)
Gain (loss) on foreign exchange — net	2e	(1,220,760)	(516,807)	836,328	92,925
Equity in net income (loss) of associated companies	2g,11	3,420	10,879	(6,619)	(735)
Others — net		331,050	409,184	202,025	22,447

Other income (expenses) — net		(1,838,485)	(929,326)	400,364	44,485

INCOME BEFORE TAX		12,749,395	16,241,424	21,993,605	2,443,731

TAX (EXPENSE) BENEFIT	2s,40d
Current tax		(4,267,111)	(5,719,644)	(7,097,202)	(788,578)
Deferred tax		88,585	535,757	57,275	6,364

		(4,178,526)	(5,183,887)	(7,039,927)	(782,214)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,570,869	11,057,537	14,953,678	1,661,517

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	26	(1,956,301)	(3,063,971)	(3,948,101)	(438,678)

NET INCOME		6,614,568	7,993,566	11,005,577	1,222,839

BASIC EARNINGS PER SHARE	2t,41
Net income per share		328.10	396.51	547.15	0.06

Net income per ADS (40 Series B shares per ADS)		13,124.14	15,860.25	21,886.00	2.43

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

3

PERUSAHAAN PERSEROAN (PERSERO)
P.T.TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	13,700,255	14,694,212

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	884	—	—	—	884

Foreign currency translation of associated company	2g	—	—	—	—	—	5,363	—	—	5,363

Resolved during the Annual General Meeting of the Stockholders on July 30, 2004
Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	42	—	—	—	—	—	—	121,745	(121,745)	—

Declaration of interim cash dividends	2w,42	—	—	—	—	—	—	—	(143,377)	(143,377)

Net income for the year		—	—	—	—	—	—	—	6,614,568	6,614,568

Balance as of December 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

4

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036
Change in accounting policy for restructuring transactions between entities under common control	4,30	—	—	7,288,271	—	—	—	—	(7,288,271)	—

Unrealized holding loss on available-for-sale securities	2g	—	—	—	—	(1,632)	—	—	—	(1,632)

Foreign currency translation of associated company	2g,11	—	—	—	—	—	3,658	—	—	3,658

Compensation for early termination of exclusive rights	30	—	—	90,000	—	—	—	—	—	90,000

Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	(2,921,227)	(2,921,227)
Appropriation for general reserve	42	—	—	—	—	—	—	122,584	(122,584)	—

Net income for the year		—	—	—	—	—	—	—	7,993,566	7,993,566

Balance as of December 31, 2005		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

5

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	—	9,613	—	—	—	9,613

Foreign currency translation of associated company	2g,11	—	—	—	—	—	—	(5,584)	—	—	(5,584)

Compensation for early termination of exclusive rights	30	—	—	—	90,000	—	—	—	—	—	90,000

Resolved during the Annual General Meeting of the Stockholders on June 30, 2006
Declaration of cash dividends	2w,42	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Payment of interim cash dividends	2w,42	—	—	—	—	—	—	—	—	(971,017)	(971,017)

Treasury stock acquired — at cost	29	—	—	(952,211)	—	—	—	—	—	—	(952,211)

Net income for the year		—	—	—	—	—	—	—	—	11,005,577	11,005,577

Balance as of December 31, 2006		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

6

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005	2006
	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,084,558	10,668,915	10,673,901	1,185,989
Cellular	10,497,763	14,825,437	20,842,406	2,315,823
Interconnection — net	5,766,444	7,403,322	8,655,917	961,768
Joint operation schemes	547,487	614,652	596,423	66,269
Data and Internet	4,973,559	6,952,323	8,914,019	990,447
Other services	1,689,941	1,445,668	1,285,275	142,808

Total cash receipts from operating revenues	33,559,752	41,910,317	50,967,941	5,663,104
Cash payments for operating expenses	(12,270,643)	(14,954,742)	(16,465,320)	(1,829,480)
Cash receipt (refund) from/to customers	(78,028)	(55,343)	(57,580)	(6,398)

Cash generated from operations	21,211,081	26,900,232	34,445,041	3,827,226

Interest received	321,677	341,848	642,959	71,440
Income tax paid	(4,132,359)	(4,938,916)	(7,175,681)	(797,298)
Interest paid	(1,348,919)	(1,200,484)	(1,217,131)	(135,237)

Net Cash Provided by Operating Activities	16,051,480	21,102,680	26,695,188	2,966,131

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	285,264	227,633	46,081	5,120
Purchase of temporary investments and placements in time deposits	(404,268)	(226,054)	(98,896)	(10,988)
Proceeds from sale of property, plant and equipment	67,196	84,621	17,269	1,919
Proceeds from insurance claim	—	27,580	—	—
Acquisition of property, plant and equipment	(8,568,862)	(12,106,930)	(15,900,628)	(1,766,736)
Increase in advances for the purchase of property, plant and equipment	(1,063,382)	(212,187)	(293,920)	(32,658)
Decrease in advances and others	123,026	874	38,395	4,266
Business combinations, net of cash (paid) acquired	(27,797)	(4,000)	143,648	15,961
Acquisition of intangible assets	—	—	(436,000)	(48,444)
Proceeds from sale of long-term investments	—	—	22,561	2,507
Cash dividends received	—	—	382	42
Acquisition of long-term investments	(9,290)	(4,250)	—	—

Net Cash Used in Investing Activities	(9,598,113)	(12,212,713)	(16,461,108)	(1,829,011)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(3,129,225)	(2,980,640)	(5,371,102)	(596,789)
Cash dividends paid to minority shareholders of subsidiaries	(682,366)	(1,694,261)	(2,067,696)	(229,744)
Increase in escrow accounts	(1,341,546)	(96,216)	(2,073)	(230)
Proceeds from short-term borrowings	1,062,183	739,153	1,020,000	113,333
Repayments of short-term borrowings	—	(1,733,862)	(507,133)	(56,348)
Payments for debt issuance cost	(2,394)	—	—	—
Proceeds from Medium-term Notes	1,080,000	—	—	—
Repayments of Medium-term Notes	—	(470,000)	(145,000)	(16,111)
Redemption of Telkomsel’s notes	(504,101)	(780,565)	—	—
Proceeds from long-term borrowings	2,386,748	569,995	2,532,313	281,368
Repayments of long-term borrowings	(5,734,156)	(1,723,126)	(1,674,516)	(186,057)
Payment for purchase of treasury stock	—	—	(952,211)	(105,801)
Repayments of promissory notes	(40,008)	(164,186)	(201,307)	(22,368)
Repayments of obligations under capital leases	—	(5,643)	(14,095)	(1,566)

Net Cash Used in Financing Activities	(6,904,865)	(8,339,351)	(7,382,820)	(820,313)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(451,498)	550,616	2,851,260	316,807

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	213,149	(32,055)	89,892	9,988

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,123	5,374,684	597,187

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,856,123	5,374,684	8,315,836	923,982

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

7

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005	2006
	Rp	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Payment of insurance premium through the incurrence of long-term debt	11,658	—	—	—
Acquisition of minority interest through the issuance of Promissory Notes	126,692	—	—	—
Acquisition of business through the incurrence of long-term liability	3,257,566	—	1,770,925	196,769
Acquisition of property, plant and equipment through capital leases	—	257,380	8,440	938
Exchange of property, plant and equipment	—	—	440,358	48,929
Acquisition of property, plant and equipment through incurrence of payable	3,029,489	3,786,014	4,540,200	504,467
Acquisition of property, plant and equipment through Revenue-Sharing Arrangements	330,633	201,833	543,651	60,406
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

8

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the most recent amendment based on notarial deed No. 4 dated April 6, 2006 of A. Partomuan Pohan, S.H., LLM. and was published in State Gazette of the Republic of Indonesia No. 51 dated June 27, 2006, Supplement No. 666, among others, to amend the directors’ and commissioners’ authorities and responsibilities.

In accordance with Article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company’s business in the provision of domestic telecommunications services including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Note 5).

9

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

10

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, were shortened to expire in August 2002 and August 2003, respectively. In return, the Government was required to pay compensation to the Company (Note 30).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2005 and 2006 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director / Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar

11

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Subsequently, based on Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by deed No. 45/II/2007 dated February 28, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Rinaldi Firmansyah
Director of Finance	:	Sudiro Asno
Director of Network and Solution	:	I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Capital and General Affairs	:	Faisal Syam
Director of Consumer	:	Ermady Dahlan
Chief Information Technology Officer	:	Indra Utoyo
Director of Compliance and Risk Management	:	Prasetio
As of December 31, 2005 and 2006, the Company had 28,179 employees and 27,658 employees, respectively, while the subsidiaries had 5,825 employees and 6,363 employees, respectively.

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital. The bonus shares were distributed to the existing stockholders in August 1999.

12

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the number of the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the number of the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a total repurchase amount not exceeding Rp5,250,000 million. Up to May 24, 2007, the Company has repurchased 201,540,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.0% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp1,734,580 million, including the broker and custodian fees (Note 29).

As of December 31, 2006, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 37,187,806 ADS shares were listed on the NYSE and LSE.

13

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries

The Company has consolidated the following direct subsidiaries in Indonesia which it controls as a result of its majority ownership:

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2005	2006	Operations	2005	2006
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,356,634	1,372,524
PT AriaWest International	Jakarta	Telecommunications	100	100	1995	1,127,785	806,542
PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	53,738	94,187
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	101,910	134,840
PT Dayamitra Telekomunikasi	Jakarta	Telecommunications	100	100	1995	622,662	503,299
PT Indonusa Telemedia	Jakarta	Pay TV	96	96	1997	66,445	66,862
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	25,754,321	37,300,784
PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	7,884	6,297
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	376,160	437,028
     The Company has also consolidated the following indirect subsidiaries:

				Ownership
				Percentage by		Start of
			Nature of	Subsidiaries		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2005	2006	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Finance	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	100	100	2005
Aria West International Finance B.V.	PT AriaWest International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Indonesia	Printing	51	65	2000
PT Finnet Indonesia	PT Multimedia Nusantara	Indonesia	Banking data and communication	—	60	2006

14

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo (Note 5b).

PT AriaWest International (“AWI”)

AWI is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5c).

On March 6, 2007, the name of PT Aria West International has been changed to PT Telekomunikasi Indonesia International (Note 54b).

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing multimedia telecommunications services.

On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.

On April 6, 2001, the Company acquired its 99.99% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which was amortized over a period of five years (Note 15).

15

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd. (Note 5a).

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing pay television and content services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11c).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million into 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72% (Note 30).

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

Based on Decision Letter No.19/KEP/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology dated February 14, 2006, the Government granted Telkomsel an IMT-2000 license in the 2.1 GHz frequency bandwidth for a ten year period (3G license), extendable subject to evaluation (Note 15 and 51c). In September 2006, Telkomsel started its commercial 3G service.

16

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”) (continued)

Based on the Decision Letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006 of the Minister of Communication and Information Technology, Telkomsel operating licenses were updated granting Telkomsel the rights to provide:
a.	Mobile telecommunication services with radio frequency bandwith in the 900 MHz and 1800 MHz bands;

b.	Mobile telecommunication services IMT-2000 with radio frequency bandwith in the 2.1 GHz bands (3G); and

c.	Basic telecommunication services.
PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial deed No. 47 dated December 30, 2002 of H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. Starting January 13, 2006 Napsindo’s operation has ceased.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Telkomsel Finance B.V. (“TFBV”)

TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

17

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Balebat Dedikasi Prima (“Balebat”)

Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in banking data and communication. Metra has 60% direct ownership interest in Finnet.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2007.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

18

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
a.	Basis for preparation of financial statements (continued)

Figures in the consolidated statements are rounded and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for by using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contactual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumtances have ocurred that would require revision of the remaining useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board issued PSAK No.38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (PSAK 38R). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value of restruturing transactions between entities under common control” is reclassified to retained earnings when the common control relationship has ceased (see Note 4).

19

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,825 and Rp9,835 to US$1, Rp11,638 and Rp11,652 to Euro1 and Rp83.78 and Rp83.89 to Japanese Yen1 as of December 31, 2005 and Rp8,995 and Rp9,005 to US$1, Rp11,839 and Rp11,853 to Euro1 and Rp75.58 and Rp75.68 to Japanese Yen1 as of December 31, 2006. Telkomsel used Bank Indonesia middle rate, which were Rp9,830 to US$ 1 and Rp11,660 to Euro1 as of December 31, 2005 and Rp9,020 to US$ 1 and Rp11,858 to as Euro1 of December 31, 2006. Management concludes that the difference of those exchange rates is not material to the consolidated financial statements.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses from available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

20

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.

21

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
h.	Trade and other receivables

Trade and other receivables are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses – general and administrative. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories consist of components and modules which are expensed and transferred to property, plant and equipment upon use, respectively. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and pulse reload voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average cost method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

22

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
Land is stated at cost and is not depreciated.
When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.
The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated in conjunction with the depreciation of the related property, plant and equipment over their remaining useful lives or their newly estimated useful lives.
When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statements of income.
Computer software used for data processing is included in the value of the associated hardware.
Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalisation of borrowing cost ceases when the assets are ready for its intended use.

23

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions (continued)

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments along with the residual values (option price) paid by the lessee at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statements of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

Revenues from revenue-sharing arrangements are recognized based on Company’s share as agreed upon in the contracts.

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

24

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	Joint operation schemes (continued)

Unearned initial investor payments received as compensation from the KSO Investors were presented net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR were recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR was recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the joint operation schemes were recorded in the books of the KSO Investors which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury stock

The reacquired Company’s stocks is accounted for using the reacquisition cost and presented as “Treasury Stock” to be deducted against the equity. The cost of reacquired Company’s stocks sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

25

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from post-paid services, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card customers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred based on agreement and are presented net of interconnection expenses.

iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fee as specified in the agreements.
Expenses are recognized on an accrual basis and unutilized promotional credits and allowances are netted against unearned income.

26

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets, unrecognized actuarial gains or losses, and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value of the defined benefit obligation and 10% of fair value of plan assets, are charged or credited to the income statement over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long service awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment or proportionately upon retirement or at the time of termination.

Actuarial gains or losses arising from experience adjustment and changes in actuarial assumptions are charged immediately to current income statement.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time a commitment to provide early retirement benefits is made as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

27

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognized deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries recognized deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

Amendments to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Basic earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualifies for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income for the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

28

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
w.	Dividends

Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

x.	Intangible Assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition (see note 2d) and license. Intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. Intangible asset is stated at cost less accumulated amortizaton and impairment, if any. Intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use.

Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expense when incurred.

Management of Telkomsel assess its plan to continue to use the license on an annual basis.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,000 to US$1 published by Reuters on December 31, 2006. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

29

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	CHANGES IN ACCOUNTING POLICY

In July 2004, the Indonesian Financial Accounting Standards Board issued PSAK No. 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control,” (“PSAK 38R”). PSAK 38R changed the Company’s accounting policy for the previously recorded restructuring transactions between entities under common control when certain conditions were met. The provisions of PSAK 38R were effective for the Company beginning January 1, 2005, the initial application date.

Pursuant to a ruling issued by the Indonesian Capital Market and Financial Institution Supervisory Agency (“BAPEPAM”) regarding the initial application of PSAK 38R by public entities, the Company was required to reclassify the previously recorded difference in value of restructuring transactions between entities under common control as a direct adjustment to retained earnings as of the initial application date when the common control relationship between the transacting parties no longer exists as of January 1, 2005.

As discussed in Note 30, the difference in value of restructuring transactions between entities under common control as of January 1, 2005 amounting to Rp7,288,271 million arose from transactions between the Company and Indosat, which at the time of the transactions was also controlled by the Government and therefore was an entity under common control with the Company. This common control relationship ceased to exist in December 2002 when the Government sold its 41.94% ownership interest in Indosat to STT Communications Ltd. (“STTC”) and waived its special voting rights with respect to the Series A Dwiwarna share. In accordance with the BAPEPAM ruling, the Company has reclassified the difference in value of restructuring transactions between entities under common control resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005. This reclassification has no net effect on the consolidated stockholders’ equity.

5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII
a.	Dayamitra

The Company acquired control of Dayamitra (previously the Company’s KSO VI partner) on May 17, 2001 by acquiring 90.32% of the shares and has consequently consolidated Dayamitra from that date.

30

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
a.	Dayamitra (continued)

The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — net	1,351,299

Fair value of net assets acquired:
- Cash and cash equivalents	93,652
- Distributable KSO revenue receivable	62,398
- Other current assets	9,450
- Property, plant and equipment	1,401,479
- Intangible assets	1,276,575
- Other non-current assets	19,510
- Current liabilities	(236,265)
- Deferred tax liabilities	(581,816)
- Non-current liabilities	(693,684)

Fair value of net assets	1,351,299

The Company also entered into the following agreements:
1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was paid in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below.

The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option would be US$16.2 million less certain amounts that are stipulated in the Option Agreement.

Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

31

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
a.	Dayamitra (continued)
1.	Option Agreement (continued)

On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million with the payment be due on March 26, 2006. Payment of the strike price would be made through an escrow account established under the Escrow Agreement discussed below. The Company was required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represented the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and the payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets represents the rights to operate the business in KSO VI of Rp231,477 million. The amount is being amortized over the then remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1, 2004, the consolidated net income for the year ended December 31, 2004 would not have been significantly different from the reported amounts.

As of December 31, 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15 million (equivalent Rp147,791 million) (Note 25). On March 27, 2006, the option strike price had been fully repaid.

2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account to facilitate the payment. In 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company’s account (Note 16).
b.	Pramindo

On April 19, 2002, the Company and the stockholders of Pramindo (previously the Company’s KSO I partner), namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

32

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
b.	Pramindo (continued)

The aggregate purchase price amounted to US$390.3 million (equivalent to Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (equivalent to Rp82,218 million), consultants’ fees of US$5.9 million (equivalent to Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by the Company of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (equivalent to Rp2,953,617 million). The series I Promissory Notes were non-interest bearing and the series II Promissory Notes carried a market interest rate. The Promissory Notes would be repaid in 10 unequal quarterly installments beginning September 15, 2002 and were irrevocable, unconditional and transferable.

The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing the right to operate the business in the KSO I Area. The amount is being amortized over the then remaining term of the KSO agreement of 8.4 years (Note 15). There was no goodwill arising from this acquisition.

In addition, the portion that related to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section (see Note 30) and was calculated as follows:

Rp
Purchase consideration — net of discount on promissory notes	3,338,653
Historical amount of net assets	1,061,437

Difference in value for 100% ownership	2,277,216

Difference adjusted to stockholders’ equity for Indosat’s 13% ownership in Pramindo	296,038

The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

33

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
b.	Pramindo (continued)

The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
- Cash and cash equivalents	141,475
- Distributable KSO revenue receivable	187,468
- Other current assets	13,839
- Property, plant and equipment	1,807,338
- Intangible assets	2,752,267
- Other non-current assets	160,139
- Current liabilities	(284,120)
- Deferred tax liabilities	(1,115,645)
- Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

On January 28, 2004, the Company obtained a loan to finance the payment of the outstanding promissory notes issued for the acquisition of Pramindo. On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

c.	AWI

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI (previously the Company’s KSO III partner), for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (equivalent to Rp927,272 million), the present value of which at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (equivalent to Rp788,322 million). The promissory notes would be paid in 10 equal semi-annual installments beginning July 31, 2004.

34

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
c.	AWI (continued)

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Total purchase consideration	1,141,752

Intangible assets identified from this acquisition represent the right to operate the business in the KSO III area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).

The Company’s consolidated results of operations had included the operating results of AWI since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of AWI are presented as “Deferred consideration for business combinations” in the consolidated balance sheets (Note 25). As of December 31, 2005 and 2006, the outstanding promissory notes, before unamortized discount, amounted to US$76.4 million (equivalent to Rp751,036 million) and US$54.5 million (equivalent to Rp491,182 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal report of fair values.

35

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
d.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are as follows:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV had been assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in the existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

36

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
d.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)

The purchase price for this transaction was approximately US$390.7 million (equivalent to Rp3,285,362 million) which represented the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consoderation	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of December 31, 2005 and 2006, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$393.3 million (Rp3,868,433 million) and US$319.2 million (Rp2,874,128 million) and is presented as “Deferred consideration for business combinations” (Note 25).

e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”)

On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended and restated are as follow:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

37

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS, KSO IV AND KSO VII (continued)
e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)
•	The responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO VII had been assigned to the Company.

•	The risk of loss from damages or destruction of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp55.64 billion beginning in October 2006 through June 2007 and amounting to Rp44.25 billion in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its revenue sharing agreements with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for revenue sharing arrangements.

38

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS, KSO IV AND KSO VII (continued)
e.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)

The purchase price for this transaction was approximately Rp1,770,925 million which represents the present value of fixed monthly payments (totaling Rp2,359,230 million) to be paid to BSI beginning in October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
- Cash and cash equivalents	143,648
- Receivables	266,337
- Other current assets	69,960
- Property, plant and equipment	1,288,888
- Deferred tax assets	6,993
- Property, plant and equipment under revenue sharing arrangements	452,205
- Intangible assets	451,736
- Current liabilities	(456,637)
- Unearned income on revenue sharing arrangements	(452,205)

Fair value of net assets	1,770,925

The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO VII since October 1, 2006 being the nearest convenient balance date.

As of December 31, 2006, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp2,226,431 million and is presented as “Deferred consideration for business combinations” (Note 25).

39

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITIONS OF KSO INVESTORS, KSO IV AND KSO VII (continued)
f.	Pro forma operating results related to acquisition of KSO VII

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the acquisition of KSO VII had taken place on January 1, 2005. The pro forma information includes adjustments for amortization of intangible assets, depreciation expense on property, plant and equipment based on the allocated purchase price, interest expense on incremental borrowings and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been effected on the assumed dates or indicative of future operations.

	Unaudited
	2005	2006
Operating revenues	43,331,841	52,410,229
Operating income	17,568,948	21,896,658
Income before tax	16,461,991	22,205,996
Net income	8,147,616	11,245,085
Net income per share — in full Rupiah amount	404.15	559.05
Net income per ADS — in full Rupiah amount	16,165.91	22,362.13

40

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS

	2005	2006
Cash on hand	6,070	8,281

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	54,590	207,365
Bank Mandiri	89,128	136,481
Bank Rakyat Indonesia	5,095	15,395
Bank Pos Nusantara	879	1,447

Total	149,692	360,688

Foreign currencies
Bank Mandiri	55,797	32,039
Bank Negara Indonesia	2,701	5,818
Bank Rakyat Indonesia	657	607

Total	59,155	38,464

Total — related parties	208,847	399,152

Third parties
Rupiah
Deutsche Bank	15,954	18,274
Bank Central Asia	8,398	15,326
Bank Bukopin	15,800	8,058
ABN AMRO Bank	34,453	4,851
BPD Papua	—	2,717
Bank Niaga	498	2,104
Citibank NA	1,595	1,426
Bank Mega	1,321	941
Bank Permata	—	927
Lippo Bank	1,361	700
Bank Danamon	324	338
Bank Muamalat Indonesia	601	252
Bank Bumiputera Indonesia	242	158
Bank Buana Indonesia	1,189	123
Bank Internasional Indonesia	53	31

Total	81,789	56,226

Foreign currencies
ABN AMRO Bank	54,575	51,781
Citibank NA	5,737	8,568
Deutsche Bank	5,309	2,921
Standard Chartered Bank	99	91
Bank Central Asia	142	89
Bank Internasional Indonesia	30	48
The Bank of Tokyo Mitsubishi	46	33

Total	65,938	63,531

Total — third parties	147,727	119,757

Total cash in banks	356,574	518,909

41

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

	2005	2006
Time deposits
Related parties
Rupiah
Bank Negara Indonesia	660,915	2,131,515
Bank Mandiri	1,510,009	1,361,098
Bank Rakyat Indonesia	246,415	635,000
Bank Tabungan Negara	132,455	294,890
Bank Syariah Mandiri	7,000	—

Total	2,556,794	4,422,503

Foreign currencies
Bank Mandiri	293,115	732,631
Bank Negara Indonesia	98	98

Total	293,213	732,729

Total — related parties	2,850,007	5,155,232

Third parties
Rupiah
Bank Niaga	109,565	199,135
Bank Jabar	85,590	196,795
Standard Chartered Bank	177,800	142,500
Bank Danamon	63,915	130,560
Bank Muamalat Indonesia	9,000	115,420
Bank Mega	99,575	95,690
Bank Bukopin	89,255	90,780
Bank BTPN	43,255	55,100
Bank NISP	50,680	47,065
ABN AMRO Bank	—	35,000
Bank Internasional Indonesia	—	27,190
Deutsche Bank	—	17,300
Bank Syariah Mega Indonesia	17,000	15,700
Bank Yudha Bhakti	6,000	8,045
Bank Nusantara Parahyangan	4,000	3,000
Bank Permata	—	102
Citibank NA	310,100	—
Bank Bumiputera Indonesia	19,643	—

Total	1,085,378	1,179,382

Foreign currencies
Deutsche Bank	873,772	816,497
Citibank NA	202,883	632,122
Bank Bukopin	—	3,608
Bank Mega	—	1,805

Total	1,076,655	1,454,032

Total — third parties	2,162,033	2,633,414

Total time deposits	5,012,040	7,788,646

Total cash and cash equivalents	5,374,684	8,315,836

42

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2005	2006
Rupiah	2.00% - 14.50%	4.00% - 16.00%
Foreign currencies	0.60% - 3.70%	1.65% - 5.10%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 46 for details of related party transactions.

7.	TRADE RECEIVABLES

Trade receivables from related parties and third parties arise from services provided to both retail and non-retail customers.
a.	By Debtor

Related parties:

	2005	2006
Government agencies	432,982	518,943
PT Citra Sari Makmur	31,242	20,627
PT Patra Telekomunikasi Indonesia	2,921	13,751
PT Graha Informatika Nusantara	1,880	6,949
PT Pasifik Satelit Nusantara	2,401	4,286
Kopegtel	8,959	4,256
PT Aplikanusa Lintasarta	437	3,217
KSO VII	111,599	—
Others	22,224	33,713

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Trade receivables from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

43

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE RECEIVABLES (continued)
a.	By Debtor (continued)

Third parties:

	2005	2006
Residential and business subscribers	3,452,176	3,551,270
Overseas international carriers	196,756	345,054

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

b.	By Age

Related parties:

	2005	2006
Up to 6 months	505,519	490,643
7 to 12 months	27,390	30,007
13 to 24 months	25,574	14,468
More than 24 months	56,162	70,624

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Third parties:

	2005	2006
Up to 3 months	2,938,326	2,932,542
More than 3 months	710,606	963,782

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

44

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	TRADE RECEIVABLES (continued)
c.	By Currency

Related parties

	2005	2006
Rupiah	598,533	597,415
United States Dollar	16,112	8,327

Total	614,645	605,742
Allowance for doubtful accounts	(84,275)	(85,053)

Net	530,370	520,689

Third parties

	2005	2006
Rupiah	3,444,914	3,535,904
United States Dollar	204,018	360,420

Total	3,648,932	3,896,324
Allowance for doubtful accounts	(601,393)	(699,736)

Net	3,047,539	3,196,588

d.	Movements in the allowance for doubtful accounts

	2004	2005	2006
Beginning balance	443,892	522,066	685,668
Additions	342,895	478,005	453,045
Bad debts write-off	(264,721)	(314,403)	(353,924)

Ending balance	522,066	685,668	784,789

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on uncollectible accounts.

Except for the amounts receivable from the Government agencies, management believes that there were no significant concentrations of credit risk on these receivables.

Refer to Note 46 for details of related party transactions.

45

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8. INVENTORIES

	2005	2006
Components	50,520	57,074
Allowance for obsolescence	(8,605)	(4,360)

Net	41,915	52,714

Modules	103,520	109,978
Allowance for obsolescence	(39,553)	(43,549)

Net	63,967	66,429

SIM cards, RUIM cards and prepaid voucher blanks	114,634	94,375
Allowance for obsolescence	(189)	(189)

Net	114,445	94,186

Total	220,327	213,329

Movements in the allowance for obsolescence are as follows:

	2004	2005	2006
Beginning balance	40,489	54,733	48,347
Additions	14,800	10,968	5,207
Inventory write-off	(556)	(17,354)	(5,456)

Ending balance	54,733	48,347	48,098

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

At December 31, 2006, inventory held by a certain subsidiary was insured against fire, theft and other specified risks to PT Asuransi AIOI Indonesia for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

46

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	PREPAID EXPENSES

	2005	2006
Frequency license	275,359	425,482
Salary	289,632	356,227
Rental	112,078	200,092
Insurance	66,449	40,710
Telephone directory issuance cost	26,527	29,692
Others	7,824	21,126

Total	777,869	1,073,329

Refer to Note 46 for details of related party transactions.
10.	OTHER CURRENT ASSETS

	2005	2006
Restricted time deposits — Bank Mandiri (Note 46)	159,537	6,822

As of December 31, 2005, the balance consists of the Company’s time deposits of US$13.6 million (equivalent to Rp133,926 million) and Rp25,611 million pledged as collateral for bank guarantees.
As of December 31, 2006, the balance consists of the Company’s time deposits of US$0.1 million (equivalent to Rp937 million) and Rp4,208 million and Infomedia’s time deposit of Rp1,677 million pledged as collateral for bank guarantees.

47

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS

	2005
	Percentage
	of	Beginning		Share of	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	60,116	—	2,480	3,658	66,254
PT Patra Telekomunikasi Indonesia	40.00	12,421	4,250	8,399	—	25,070
PT Pasifik Satelit Nusantara	35.50	—	—	—	—	—

		72,537	4,250	10,879	3,658	91,324

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		82,613	4,250	10,879	3,658	101,400

	2006
	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	66,254	—	(7,556)	(5,584)	53,114
PT Patra Telekomunikasi Indonesia	40.00	25,070	—	937	—	26,007
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,324	—	(6,619)	(5,584)	79,121

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	0.00	—	—	—	—	—

		10,076	—	—	—	10,076

		101,400	—	(6,619)	(5,584)	89,197

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of December 31, 2005 and 2006, the carrying amount of investment in CSM was equal to the Company’s share in net assets of CSM.

48

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of December 31, 2005 and 2006, the carrying amount of investment in Patrakom was approximate to the Company’s share in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment value has been reduced to nil.

On August 8, 2003, as a result of share-swap transaction with PT Centralindo Pancasakti Cellular, the Company’s interest in PSN effectively increased to 43.69%. The Company’s decision to increase its ownership interest in PSN as part of the share-swap transactions was premised on the Company’s assessment that PSN’s satellite services would allow it to capitalize on a government program which called for the provision of telecommunication services to remote areas of Indonesia.

In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (equivalent to Rp9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

49

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp22,561 million. The gain on the sale amounted to Rp22,561 million.

50

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT

	January 1,		Write-down of			December 31,
	2005	Additions	Assets	Deductions	Reclassifications	2005
At cost
Direct acquisitions
Land	327,339	30,444	—	(22,104)	(1,232)	334,447
Buildings	2,170,055	65,622	—	(4,553)	336,435	2,567,559
Switching equipment	10,360,100	324,748	—	(13,547)	158,580	10,829,881
Telegraph, telex and data communication equipment	213,855	2,410	—	(120)	(353)	215,792
Transmission installation and equipment	26,922,143	846,944	—	(28,747)	3,813,794	31,554,134
Satellite, earth station and equipment	3,354,803	697,304	—	(427,836)	1,319,733	4,944,004
Cable network	17,701,074	868,823	—	(20,853)	148,456	18,697,500
Power supply	1,194,710	73,492	—	(7,198)	51,391	1,312,395
Data processing equipment	3,786,741	261,442	—	(6,132)	3,800,322	7,842,373
Other telecommunications peripherals	824,634	69,469	—	(5,675)	15,723	904,151
Office equipment	661,666	69,501	—	(1,772)	(79,457)	649,938
Vehicles	191,403	975	—	(5,090)	(905)	186,383
Other equipment	112,626	2,923	—	—	(5)	115,544
Property under construction:
Buildings	53,412	235,354	—	—	(266,991)	21,775
Switching equipment	—	13,172	—	—	—	13,172
Transmission installation and equipment	175,131	7,518,740	—	—	(6,979,472)	714,399
Satellite, earth station and equipment	776,899	—	—	—	(776,766)	133
Cable network	25,508	213	—	—	(21,950)	3,771
Power supply	69	8,711	—	—	(8,719)	61
Data processing equipment	16,681	2,167,465	—	—	(616,886)	1,567,260
Other telecommunications peripherals	—	37,825	—	—	(34,301)	3,524
Leased assets
Vehicles	413	—	—	—	(83)	330
Transmission installation and equipment	—	257,380	—	—	—	257,380

Total	68,869,262	13,552,957	—	(543,627)	857,314	82,735,906

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	952,638	143,894	—	(1,789)	15,095	1,109,838
Switching equipment	5,601,273	766,155	—	(13,547)	118,711	6,472,592
Telegraph, telex and data communication equipment	198,653	3,004	—	(120)	(10)	201,527
Transmission installation and equipment	8,208,259	3,281,208	552,828	(15,239)	(35,774)	11,991,282
Satellite, earth station and equipment	1,532,282	220,658	—	(427,836)	(19,043)	1,306,061
Cable network	8,235,661	2,019,324	—	(21,012)	97,771	10,331,744
Power supply	904,780	84,438	—	(7,198)	50,170	1,032,190
Data processing equipment	2,112,821	796,921	—	(6,132)	34,521	2,938,131
Other telecommunications peripherals	712,578	76,882	—	(5,675)	10,198	793,983
Office equipment	562,757	43,274	—	(1,562)	(61,331)	543,138
Vehicles	180,864	4,758	—	(5,089)	(932)	179,601
Other equipment	94,527	7,042	—	—	(5)	101,564
Leased assets
Vehicles	70	65	—	—	(65)	70
Transmission installation and equipment	—	27,002	63,940	—	—	90,942

Total	29,297,163	7,474,625	616,768	(505,199)	209,306	37,092,663

Net Book Value	39,572,099					45,643,243

51

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	Acquisition				December 31,
	2006	KSO VII	Additions	Deductions	Reclassifications	2006
At cost
Direct acquisitions
Land	334,447	—	64,891	—	—	399,338
Buildings	2,567,559	1,944	108,868	—	80,302	2,758,673
Switching equipment	10,829,881	241,040	129,011	(1,950)	10,137,530	21,335,512
Telegraph, telex and data communication equipment	215,792	—	—	(2,172)	(23,919)	189,701
Transmission installation and equipment	31,554,134	107,014	760,937	(785,515)	2,984,732	34,621,302
Satellite, earth station and equipment	4,944,004	9,757	290,668	(3)	324,383	5,568,809
Cable network	18,697,500	909,876	538,985	(6,316)	(624,728)	19,515,317
Power supply	1,312,395	9,719	65,904	(1,823)	1,883,491	3,269,686
Data processing equipment	7,842,373	6,438	308,528	(18,964)	(2,805,528)	5,332,847
Other telecommunications peripherals	904,151	2,381	14,183	(2)	(294,082)	626,631
Office equipment	649,938	70	98,709	(2,235)	13,477	759,959
Vehicles	186,383	580	7,173	(4,718)	(17,640)	171,778
Other equipment	115,544	69	2,914	—	(5,434)	113,093
Property under construction:
Buildings	21,775	—	72,620	—	(59,290)	35,105
Switching equipment	13,172	—	3,806,405	—	(2,484,621)	1,334,956
Transmission installation and equipment	714,399	—	9,952,261	—	(7,679,566)	2,987,094
Satellite, earth station and equipment	133	—	—	—	(133)	—
Cable network	3,771	—	4,366	(5,375)	4,397	7,159
Power supply	61	—	743,403	—	(725,820)	17,644
Data processing equipment	1,567,260	—	121,201	—	(1,688,445)	16
Other telecommunications peripherals	3,524	—	—	—	(3,524)	—
Leased assets
Vehicles	330	—	—	—	(330)	—
Transmission installation and equipment	257,380	—	—	—	8,440	265,820

Total	82,735,906	1,288,888	17,091,027	(829,073)	(976,308)	99,310,440

Accumulated depreciation and impairment
Direct acquisitions
Buildings	1,109,838	—	172,492	—	7,690	1,290,020
Switching equipment	6,472,592	—	2,412,237	(1,950)	2,312,126	11,195,005
Telegraph, telex and data communication equipment	201,527	—	463	(2,172)	(14,082)	185,736
Transmission installation and equipment	11,991,282	—	2,889,113	(345,654)	(2,370,798)	12,163,943
Satellite, earth station and equipment	1,306,061	—	411,947	(3)	229,870	1,947,875
Cable network	10,331,744	—	1,760,530	(3,691)	(592,705)	11,495,878
Power supply	1,032,190	—	224,572	(1,523)	245,196	1,500,435
Data processing equipment	2,938,131	—	1,031,187	(18,964)	(262,154)	3,688,200
Other telecommunications peripherals	793,983	—	17,121	(2)	(223,557)	587,545
Office equipment	543,138	—	41,676	(2,235)	10,459	593,038
Vehicles	179,601	—	3,663	(4,718)	(17,528)	161,018
Other equipment	101,564	—	5,205	—	(5,558)	101,211
Leased assets
Vehicles	70	—	—	—	(70)	—
Transmission installation and equipment	90,942	—	42,534	—	—	133,476

Total	37,092,663	—	9,012,740	(380,912)	(681,111)	45,043,380

Net Book Value	45,643,243					54,267,060

52

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2005	2006
Proceeds from sale of property, plant and equipment	84,621	17,269
Net book value	38,428	7,806

Gain on disposal	46,193	9,463

In accordance with the amended and restated KSO VII agreement with BSI (Note 5e) dated October 19, 2006, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period (December 31, 2010). As of December 31, 2006, the net book value of these property, plant and equipment items was Rp1,156,829 million.

In accordance with the amended and restated KSO IV agreement with MGTI (Note 5d), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of December 31, 2005 and 2006, the net book value of these property, plant and equipment was Rp1,469,700 million and Rp1,127,365 million, respectively.

In the first quarter of 2005, the Government of Indonesia issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. The Company had accordingly shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp471,187 million (Rp329,831 million after tax) and Rp240,398 million (Rp168,279 million after tax) in 2005 and 2006, respectively.

Further, on August 31, 2005, the Minister of Communication and Information Technology (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union – Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. In its press release, the MoCI also announced that the CDMA-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007. Management expects the BSS equipment will be completely replaced with BSS equipment operating in 800 MHz by the end of June 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated for 3G network.

53

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the asset and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp616,768 million related to transmission installation and equipment of fixed wireless assets and recorded the amount as a component of operating expenses in the consolidated statements of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued Expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp159,042 million (Rp111,329 million after tax) and Rp173,826 million (Rp121,678 million after tax) in 2005 and 2006, respectively.

On August 18, 2005, the Company disposed of its Palapa B-4 satellite which had been fully depreciated as of July 1, 1999. On November 17, 2005, the Company’s Telkom-2 satellite was launched, and on December 20, 2005, the Telkom-2 satellite passed the final acceptance test and was put into service.

As of December 31, 2006, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2006, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

Interest capitalized to property under construction amounted to Rp57,690 million, Rp nil and Rp nil for 2004, 2005 and 2006, respectively.

Foreign exchange loss capitalized as part of property under construction amounted to Rp74,283 million, Rp nil and Rp nil in 2004, 2005, 2006, respectively.

In 2006, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform with the Company’s presentation. The reclassification have no impact to the economic useful life of the assets.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2007 and 2036. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

54

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

As of December 31, 2006, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp27,794,300 million and US$3.84 billion, which was covered by Sum Insured Basis with maximum loss claim of Rp2,064,903 million and covered by First Loss Basis of US$250 million and Rp824,000 million including business recovery of Rp324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the Telkom-1 and Telkom-2 satellite were insured separately for US$45.2 million and US$57.9 million respectively. Management believes that the insurance coverage is adequate.

As of December 31, 2006 the completion of assets construction was around 25% of contract value. Management believes that there is no impediment to the completion of the construction in progress.

On December 26, 2004, telecommunication facilities of the Company and its subsidiaries in Banda Aceh and certain areas nearby in Nanggroe Aceh Darussalam with a net book value of Rp54,863 million were destroyed by earthquake and tsunami. For the year ended December 31, 2004, the Company has recorded the loss in “Other income (expenses)” in the consolidated statements of income. These telecommunication facilities were covered by insurance. In 2005, the Company and its subsidiaries received a portion of its insurance claims amounting to Rp27,580 million and recorded this amount within “Other income (expenses)” in the consolidated statements of income.

On May 27, 2006, Yogyakarta within Division Regional IV Central Java experienced an earthquake where an insurance claim amounting to Rp14,934 million has been made. Operationally, the facilities have been re-operated gradually since June 2006.

On July 17, 2006, the Pangandaran, area of Division Regional III West Java and Banten experienced a tsunami with the estimated total loss of 368 million. The Company did not file a claim since the estimated total loss still below the deductible level.

In 2006, Telkomsel exchanged its certain infrastructures equipment with a net book value of Rp440,355 million for new equipment with a value of Rp440,357 million. The resulting gain of Rp2 million was charged to current operation.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

55

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of December 31, 2005 and 2006 are as follows:

Year	2005	2006
2006	73,443	—
2007	73,443	73,443
2008	73,443	73,443
2009	73,443	73,443
2010	73,443	73,443
2011	73,443	73,443
Later	69,332	69,332

Total minimum lease payments	509,990	436,547
Interest	(258,252)	(198,904)

Net present value of minimum lease payments	251,738	237,643
Current maturities (Note 21a)	(16,201)	(20,535)

Long-term portion (Note 21b)	235,537	217,108

13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,			December 31,
	2005	Additions	Reclassifications	2005
At cost:
Land	3,382	46	—	3,428
Buildings	13,422	338	(5,739)	8,021
Switching equipment	418,137	25,419	(168,521)	275,035
Transmission installation and equipment	259,119	36,214	(11,895)	283,438
Cable network	396,140	13,629	(141,356)	268,413
Other telecommunications peripherals	103,497	126,187	(60,380)	169,304

Total	1,193,697	201,833	(387,891)	1,007,639

Accumulated depreciation:
Land	1,601	170	—	1,771
Buildings	7,077	480	(3,191)	4,366
Switching equipment	286,122	25,421	(125,854)	185,689
Transmission installation and equipment	68,966	26,223	(11,895)	83,294
Cable network	227,517	21,257	(134,648)	114,126
Other telecommunications peripherals	103,287	22,563	(56,862)	68,988

Total	694,570	96,114	(332,450)	458,234

Net Book Value	499,127			549,405

56

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

	January 1,	Acquisition of			December 31,
	2006	KSO VII	Additions	Reclassifications	2006
At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(2,911)	5,110
Switching equipment	275,035	108,810	27,294	(45,846)	365,293
Transmission installation and equipment	283,438	19,219	7,837	(14,129)	296,365
Cable network	268,413	321,756	56,119	(27,443)	618,845
Other telecommunications peripherals	169,304	2,420	196	(3,166)	168,754

Total	1,007,639	452,205	91,446	(92,277)	1,459,013

Accumulated depreciation:
Land	1,771	—	212	720	2,703
Buildings	4,366	—	360	(1,800)	2,926
Switching equipment	185,689	—	25,774	(39,122)	172,341
Transmission installation and equipment	83,294	—	33,870	(13,911)	103,253
Cable network	114,126	—	30,949	(20,335)	124,740
Other telecommunications peripherals	68,988	—	21,597	(3,167)	87,418

Total	458,234	—	112,762	(77,615)	493,381

Net Book Value	549,405				965,632

In accordance with revenue-sharing arrangements agreements, the ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
The balances of unearned income on revenue-sharing arrangements as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Gross amount	1,193,697	1,007,639	1,459,013

Accumulated amortization:
Beginning balance	(984,954)	(833,365)	(582,155)
Addition (Note 36)	(82,033)	(136,681)	(151,961)
Deduction	233,622	387,891	92,277

Ending balance	(833,365)	(582,155)	(641,839)

Net	360,332	425,484	817,174

57

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2005 and 2006 consist of:

	2005	2006
Prepaid rent, long-term portion	428,564	621,834
Advances for purchase of property, plant and equipment	253,123	354,730
Equipment not used in operation-net	4,236	203,002
Restricted cash	90,749	91,862
Deferred landrights charges	87,863	82,529
Security deposits	30,570	32,072
Others	50,932	68,254

Total	946,037	1,454,283

As of December 31, 2006, equipment not used in operation represented Base Transceiver Station (“BTS”) and other equipments of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled.

During 2006, the Company and Telkomsel wrote off certain equipment with a total net book value of Rp58,252 million and charged depreciation expense to current operations amounting to Rp52,841 million.

As of December 31, 2005 and 2006, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for construction of certain infrastructures (Note 30) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred landrights charges represented costs to extend the contractual life of the landrights which have been deferred and amortized over the contractual life.

Refer to Note 46 for details of related party transactions.

15.	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2005 and 2006 are as follows:

58

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459

Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	—	(1,846,034)
Amortization expense for 2005	(21,270)	(896,883)	—	(918,153)

Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)

Net book value	8,857	4,484,415	—	4,493,272

Weighted-average amortization period	5 years	7.97 years

Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459
Addition-3G License Telkomsel	—	—	436,000	436,000
Addition-KSO VII acquisition (Note 5e)	—	451,736	—	451,736

Balance as of December 31, 2006	106,348	7,602,847	436,000	8,145,195
Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)
Amortization expense for 2006	(8,857)	(923,867)	(11,679)	(944,403)

Balance as of December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)

Net book value	—	4,012,284	424,321	4,436,605

Weighted-average amortization period	5 years	7.58 years	9.5 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
The estimated annual amortization expense relating to other intangible assets for each of the next four years beginning from January 1, 2007 would be Rp1,003,071 million per year.
In February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license amounted to Rp436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license.
As of December 31, 2006, management believed that there was no indication of impairment.

59

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS

Escrow accounts as of December 31, 2005 and 2006 consist of the following:

	2005	2006
Citibank N.A., Singapore	126,128	—
Bank Mandiri	6,369	—
Bank Danamon	—	1,849
Bank Negara Indonesia	—	116
Bank Internasional Indonesia	—	108

	132,497	2,073

a.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered between the Company and the selling stockholders of Dayamitra (Note 5a).

In 2004, the Company repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account had been used to facilitate the payment of the Company’s obligations under the Option Agreement with TM Communications (Hk) Ltd.

The escrow account earned interest at LIBOR minus 0.75% per annum, computed on a daily basis. The interest income earned was included as part of the escrow funds. The remaining funds available would be transferred to the Company after all of the obligations related to the Dayamitra transaction had been satisfied. As of March 27, 2006, the Company has fully repaid the option strike price.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24b).

On September 23, 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account was transferred to the Company on December 6, 2006.

60

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS (continued)
c.	Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia

The escrow accounts with Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia were established in relation with the revenue sharing arrangement in telecommunications equipment in Divre VII East Indonesia.
17.	TRADE PAYABLES

	2005	2006
Related parties
Concession fees	648,950	818,121
Payables to other telecommunications providers	99,980	102,702
Purchases of equipment, materials and services	265,459	195,673

Total	1,014,389	1,116,496

Third parties
Purchases of equipment, materials and services	4,011,444	5,499,254
Payables to other telecommunication providers	163,646	111,963
Payables related to revenue-sharing arrangements	106,195	190,240

Total	4,281,285	5,801,457

Total	5,295,674	6,917,953

Trade payables by currency are as follows:

	2005	2006
Rupiah	3,112,303	6,636,507
U.S. Dollar	1,381,473	259,996
Euro	796,343	18,377
Singapore Dollar	33	2,431
Great British Pound Sterling	14	630
Myanmar Kyat	—	12
Japanese Yen	5,508	—

Total	5,295,674	6,917,953

Refer to Note 46 for details of related party transactions.

61

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2005	2006
Early retirement program	—	1,528,429
Salaries and benefits	452,413	710,814
Operations, maintenance and telecommunications services	411,075	555,653
General, administrative and marketing	444,101	492,054
Interest and bank charges	134,299	188,748
Loss on procurement commitments (Note 12)	79,359	—

Total	1,521,247	3,475,698

Based on the Board of Directors’ resolutions dated December 20, 2006 on early retirement, the Company planned an early retirement program for interested and eligible employees. The early retirement program has been communicated to all employees, and the Company’s calculation was based on the number of eligible employees by grade who were expected to enroll. Accrued early retirement benefit as of December 31, 2006 amounting to Rp1,528,429 million, consisted of Rp1,461,150 million (Note 37) charged to the 2006 consolidated statement of income and Rp67,279 million in a reclassification from the balance for accrued long service awards.

19.	UNEARNED INCOME

	2005	2006
Prepaid pulse reload vouchers	1,582,762	1,976,868
Other telecommunication services	3,917	3,492
Others	6,039	57,412

Total	1,592,718	2,037,772

20.	SHORT-TERM BANK LOANS

	2005	2006
Bank Central Asia	170,000	233,334
Bank Mandiri	—	233,333
Bank Negara Indonesia	—	200,000
Bank Niaga	3,800	13,323
Bank Bumiputera Indonesia	—	8,000

Total	173,800	687,990

62

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
a.	Bank Central Asia

On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility carried interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% (i.e. 13.09% as of December 31, 2005) payable quarterly in arrears and unsecured. The loan was due on February 1, 2006. As of December 31, 2005, the principal outstanding amounted to Rp170,000 million. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp350,000 million short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e. the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp233,334 million.

b.	Bank Mandiri

On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp350,000 million short-term facility. The short-term facility would be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp233,333 million.

c.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp300,000 million short-term facility. The short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5%. (i.e., 11.00% as of December 31, 2006) and is unsecured. The principal outstanding as of December 31, 2006 amounted to Rp200,000 million.

63

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement for a 12% per annum fixed rate revolving credit facility of Rp800 million and an investment credit facility of Rp1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp3,350 million.The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp800 million was combined with the short-term fixed credit facility of Rp4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. As of December 31, 2005 and 2006, the principal outstanding balance amounted to Rp800 million and Rp1,323 million, respectively.

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp3,000 million for a one-year term. The loan facility was secured by certain GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp3,000 million and Rp8,000 million, respectively.

In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of December 31, 2005 and 2006 was Rp nil and Rp4,000 million, respectively.

The credit facilities of Rp8,000 million and Rp7,000 million are secured by GSD’s property located in Jakarta.

e.	Bank Bumiputera Indonesia

On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. As of December 31, 2006 the loan was fully drawn-down and the principal outstanding amounted to Rp8,000 million.

64

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	MATURITIES OF LONG-TERM LIABILITIES
     a. Current maturities

	Notes	2005	2006
Bank loans	24	634,542	1,669,146
Notes and Bonds	23	144,510	1,461,955
Deferred consideration for business combinations	25	862,394	1,054,095
Two-step loans	22	569,278	469,678
Obligations under capital leases	12	16,201	20,535

Total		2,226,925	4,675,409

     b. Long-term portion

		(In billions of Rupiah)
	Notes	Total	2008	2009	2010	2011	Later
Two-step loans	22	4,006.9	432.1	419.3	396.0	368.6	2,390.9
Bank loans	24	2,487.9	1,450.9	717.8	213.1	106.1	—
Deferred consideration for business combinations	25	3,537.1	1,102.4	1,141.4	1,188.1	105.2	—
Obligations under capital leases	12	217.1	26.0	33.0	41.9	116.2	—

Total		10,249.0	3,011.4	2,311.5	1,839.1	696.1	2,390.9

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. The loans are unsecured. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans amounting to US$48.8 million and its entire Euro denominated two-step loans amounting to Euro14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia – Directorate General of Treasury.

65

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

The details of the two-step loans are as follows:

	Interest Rate		Outstanding
Creditors	2005	2006	2005	2006
Overseas banks	3.10% - 10.71%	3.10% - 13.67%	5,250,829	4,434,041
Consortium of contractors	3.20%	3.20%	78,648	42,572

Total			5,329,477	4,476,613
Current maturities (Note 21a)			(569,278)	(469,678)

Long-term portion (Note 21b)			4,760,199	4,006,935

The details of two-step loans obtained from overseas banks as of December 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
U.S. Dollar	4.00% - 6.81%	4.00% - 6.48%	2,232,752	1,795,782
Rupiah	8.30% - 10.71%	11.23% - 13.67%	1,794,149	1,592,198
Japanese Yen	3.10%	3.10%	1,223,928	1,046,061

Total			5,250,829	4,434,041

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.
Details of two-step loans obtained from a consortium of contractors as of December 31, 2005 and 2006 are as follows:

	Interest Rate		Outstanding
Currencies	2005	2006	2005	2006
Japanese Yen	3.20%	3.20%	78,648	42,572

Total			78,648	42,572

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.

66

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of December 31, 2006, the Company has used all facilities under the two-step loans program and the draw-down period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
 As of December 31, 2006, the Company complied with the above mentioned ratios.
23.	NOTES AND BONDS

	2005	2006
Bonds	991,850	997,137
Medium-term Notes	609,329	464,818

Total	1,601,179	1,461,955
Current maturities (Note 21a)	(144,510)	(1,461,955)

Long-term portion	1,456,669	—

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Rakyat Indonesia Tbk (effective from January 17, 2006 replacing PT Bank Negara Indonesia (Persero) Tbk) and the custodian is PT Kustodian Sentral Efek Indonesia.

As of December 31, 2006, the ratings for the bonds were AAA and BB+ by Pefindo and Standard and Poor’s, respectively.

As of December 31, 2005 and 2006, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

67

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
   a. Bonds (continued)

	2005	2006
Principal	1,000,000	1,000,000
Bond issuance costs	(8,150)	(2,863)

Net	991,850	997,137

During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period January 1, 2002 to December 31, 2002

b.	2.5:1 for the period January 1, 2003 to December 31, 2003

c.	2:1 for the period January 1, 2004 to the redemption date of the bonds
3.	Debt to EBITDA ratio should not exceed 3:1
In 2005, the Company breached a covenant in the bonds indenture which stipulated that during the period when the bonds are outstanding, the Company would not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. On March 24, 2006, the Company obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds, with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.
   b. Medium-term Notes
On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue medium-term notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million.
The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

68

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23. NOTES AND BONDS (continued)
b.	Medium-term Notes (continued)

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005 and June 15, 2006, the Company repaid the Series A, Series B and Series C Notes.

As of December 31, 2005 and 2006, the outstanding principal and unamortized debt issuance costs are as follows:

	2005	2006
Principal	610,000	465,000
Debt issuance costs	(671)	(182)

	609,329	464,818
Current maturities	(144,510)	(464,818)

Long-term portion	464,819	—

As of December 31, 2006, the Pefindo’s rating for the Notes was AAA.
During the period when the Notes are outstanding, the Company must comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
The Company complied with the covenants for the whole financial years.

69

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS

The details of long-term bank loans as of December 31, 2005 and 2006 are as follows:

			2005		2006
		2006	Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import Bank of Korea	US$	124.0	117.6	1,156,296	105.8	952,842
Bank Mandiri	Rp	950,000.0	—	14,918	—	950,000
Bank Central Asia	Rp	923,000.0	—	86,093	—	778,698
Citibank N.A.	US$	113.3	62.5	614,501	39.2	352,612
	Euro	73.4	36.7	427,718	22.0	260,994
	Rp	500,000.0	—	—	—	500,000
Bank BNI	Rp	300,000.0	—	—	—	300,000
Consortium of banks	Rp	150,000.0	—	74,890	—	32,606
Lippo Bank	Rp	18,500.0	—	—	—	18,401
Bank Niaga	Rp	11,300.0	—	7,229	—	6,705
Bank Bukopin	Rp	5,300.0	—	5,001	—	4,201

Total				2,386,646		4,157,059
Current maturities of bank loans (Note 21a)				(634,542)		(1,669,146)

Long-term portion (Note 21b)				1,752,104		2,487,913

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124.0 million. The loan was used to finance the CDMA procurement from the Samsung Consortium and the facility was available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of December 31, 2005 and 2006, the principal outstanding amounted to US$117.6 million (equivalent to Rp1,156,296 million) and US$105.8 million (equivalent to Rp952,842 million), respectively.
b.	Bank Mandiri

On December 20, 2003, Dayamitra obtained a Rp40,000 million credit facility from Bank Mandiri. The loan amount under the facility would be repaid on a quarterly basis beginning from the end of the third quarter of 2004 until the end of the fourth quarter of 2006 and carried interest at 14% per annum which would be subject to change to reflect any changes in the market rate (14% as of December 31, 2005). The loan was obtained to finance the construction of the Fixed Wireless CDMA project pursuant to the procurement agreement entered into between Dayamitra and Samsung Electronic Co. Ltd. As of December 31, 2005, the principal outstanding under this facility was Rp14,328 million and the loan was fully repaid in July 2006.

70

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
b.	Bank Mandiri (continued)

The above loan was collateralized by Dayamitra’s telecommunications equipment/network with the CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra was required to maintain a minimum balance of Rp6,000 million in an escrow account established to facilitate loan repayments (Note 16b).

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility was secured by Balebat’s operating equipment and matured in July 2006. As of December 31, 2005, the interest rate charged on the loan was 15% per annum, and was payable on a monthly basis. The principal was repayable by monthly installments. As of December 31, 2005, the principal outstanding under this facility amounted to Rp590 million and the loan was fully repaid in July 2006.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 20, 2007 and the date on which the facility has been fully drawn). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp600,000 million.

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp350,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp350,000 million.
c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.

The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate (i.e 13.27% and 13.18% as of December 31, 2005 and 2006, respectively). The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.

Total principal outstanding as of December 31, 2005 and 2006 was Rp86,093 million and Rp28,698 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

71

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
c.	Bank Central Asia (continued)

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	EBITDA to interest ratio should exceed 4:1

2.	EBITDA to interest and principal ratio should exceed 1.5:1

3.	Debt to EBITDA ratio should not exceed 3:1
In 2005, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp500,000 million. On April 24, 2006, the Company obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp500,000 million.
On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a facility of Rp400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 16, 2007 and the date on which the facility has been fully drawn). The loan bears a floating an interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp400,000 million.
On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia for Rp350,000 million. This facility is payable for 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp350,000 million.
d.	Citibank N.A.
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 51a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches.

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

72

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
1.	Hermes Export Facility (continued)

The interest rate per annum on the Facility is determined based on the EURIBOR plus 0.75% per annum (i.e., 3.33% as of December 31, 2005 and 4.48% as of December 31, 2006) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of December 31, 2005 and 2006, the outstanding balance was Euro36.7 million (equivalent to Rp427,718 million) and Euro22.0 million (equivalent to Rp260,994 million), respectively.

The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount
	Euro	Rupiah
Year	(in millions)	equivalent
2007	14.7	173,996
2008	7.3	86,998

	22.0	260,994

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured.

The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.

As of December 31, 2005 and 2006, the outstanding loan was US$12.6 million (equivalent to Rp123,665 million) and US$8.4 million (equivalent to Rp75,486 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of December 31, 2005 and 2006, respectively).

73

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of December 31, 2005 and 2006 was US$9.3 million (equivalent to Rp91,257 million) and US$5.6 million (equivalent to Rp50,133 million), respectively. The credit facility is unsecured.
During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003

b.	2.75:1 for the period January 2, 2003 to January 1, 2004

c.	2.5:1 for the period January 2, 2004 to January 1, 2005

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity.
3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 51a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility amount of US$70.5 million, divided into several tranches.

The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

74

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
3.	EKN-Backed Facility (continued)

The interest rate per annum on the Facility is determined based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02% as of December 31, 2005 and 2006) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

No amount were drawn down from the Facility in 2005 and 2006. As of December 31, 2005 and 2006, the outstanding balance was US$40.6 million (equivalent to Rp399,579 million) and US$25.2 million (equivalent to Rp226,993 million), respectively.

The schedule of the principal payments on this long-term loan as of December 31, 2006 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2007	15.5	139,660
2008	9.7	87,333

	25.2	226,993

4.	Medium Term Loan

On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, N.A., Jakarta Branch for a facility of Rp500,000 million. The loan is repayable to Citibank in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 21, 2007 and the date on which the facility has been fully drawn). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 11.25% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp500,000 million.

75

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)

The following table summarizes the principal outstanding on the various long-term loans from Citibank N.A. as of December 31, 2005 and 2006:

		2005		2006
		Foreign		Foreign
		Currencies	Rupiah	Currencies	Rupiah
		(in millions)	Equivalent	(in millions)	Equivalent
Hermes Export Facility	Euro	36.7	427,718	22.0	260,994
HP Backbone loans	US$	21.9	214,922	14.0	125,619
EKN-Backed Facility	US$	40.6	399,579	25.2	226,993
Medium Term Loan	Rp	—	—	—	500,000

Total			1,042,219		1,113,606
Current maturities			(401,013)		(584,821)

Long-term portion			641,206		528,785

e.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp300,000 million. This facility is payable for 5 quarterly installment commencing six months after the end of the availability period (the earlier date of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 11.00% as of December 31, 2006) and unsecured. The principal outstanding as of December 31, 2006 amounted to Rp300,000 million.

f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditors plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp187,500 million.

As of December 31, 2005 and 2006, interest rate charged on the loan was 12.94% and 12.69%, respectively, and principal outstanding was Rp74,890 million and Rp32,606 million, respectively.

76

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
f.	Consortium of banks (continued)

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1
As of December 31, 2006, the Company complied with the above mentioned ratios.

g.	Bank Niaga

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising Rp5,000 million to finance the construction of plant (“Investment Facility”) with interest at 13.5% per annum and Rp2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with the interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of December 31, 2005 and 2006, principal outstanding under these facilities amounted to Rp5,696 million and Rp3,631 million, respectively.

On December 22, 2005 the loan agreement was amended to include a short term credit facility of Rp4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp800 million (Note 20d).

On June 13, 2006, Balebat also received additional facility of Rp2,500 million which consist of transaction facility of Rp2,000 million to finance the purchase of printing machine and Rp500 million to finance the purchase of operational vehicle with interest rate 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities secured by Balebat’s property located in West Java. As of December 31, 2006, the outstanding loans of the facilities were Rp1,628 million and Rp312 million, respectively.

As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp2,400 million which includes an investment credit facility of Rp1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% (17% as of December 31, 2006). As of December 31, 2005 and 2006, the principal outstanding amounted to Rp1,533 million and Rp1,134 million, respectively.

77

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
h.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities totaling Rp5,300 million. The loans were obtained to finance the acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp4,200 million will mature in June 2010 and the remainder of Rp1,100 million will mature in December 2010. As of December 31, 2005 and 2006, interest rate charged on the loan was 15.75%. The facilities are secured by certain Infomedia’s property. As of December 31, 2005 and 2006, the principal outstanding amounted to Rp5,001 million and Rp4,201 million, respectively.

i.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp18,500 million to finance its Call Center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the Call Center contract with Telkomsel amounted to Rp23,125 million until the due date of the loan within 36 months from the withdrawal date. As of December 31, 2006, the principal outstanding amounted to Rp18,401 million.
25. DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
These represent the Company’s obligation to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII.

	2005	2006
AWI transaction (Note 5c)
PT Aria Infotek	394,294	257,870
The Asian Infrastructure Fund	93,879	61,398
MediaOne International I B.V.	262,863	171,914
Less discount on promissory notes	(57,298)	(26,064)

	693,738	465,118

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	147,791	—
Less discount on promissory notes	(2,519)	—

	145,272	—

KSO IV transaction (Note 5d)
MGTI	3,868,433	2,874,128
Less discount	(717,090)	(437,710)

	3,151,343	2,436,418

KSO VII transaction (Note 5e)
BSI	—	2,226,431
Less discount	—	(536,790)

	—	1,689,641

Total	3,990,353	4,591,177
Current maturity — net of discount (Note 21a)	(862,394)	(1,054,095)

Long-term portion — net of discount (Note 21b)	3,127,959	3,537,082

78

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26. MINORITY INTEREST

	2005	2006
Minority interest in net assets of subsidiaries:
Telkomsel	6,208,354	8,074,595
Infomedia	96,835	110,912
Metra	—	1,573
GSD	4	7

Total	6,305,193	8,187,087

	2004	2005	2006
Minority interest in net income (loss) of subsidiaries:
Telkomsel	1,915,543	3,026,029	3,913,743
Infomedia	37,088	37,940	36,784
Dayamitra	9,139	—	—
Indonusa	(1,959)	—	—
Napsindo	(2,068)	—	—
PII	(1,443)	—	—
GSD	1	2	2
Metra	—	—	(2,428)

Total	1,956,301	3,063,971	3,948,101

27. CAPITAL STOCK

	2005
		Percentage	Total Paid-up
Description	Number of Shares	of Ownership	Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,992,333,765	9.88	498,083
The Bank of New York	1,291,002,696	6.41	322,751
Board of Commisioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	21,712	—	5
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,556,113,775	32.52	1,639,029

Total	20,159,999,280	100.00	5,040,000

79

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27. CAPITAL STOCK (continued)

	2006
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,756,681,581	8.71	439,170
The Bank of New York	1,487,512,256	7.38	371,878
Board of Commissioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,476,901,607	32.13	1,619,226

Total	20,041,622,780	99.41	5,010,406
Treasury Stock (Note 29)	118,376,500	0.59	29,594

Total	20,159,999,280	100.00	5,040,000

The Company only issued one Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of Commissioners and Directors and to amend the Company’s article of association.
Series B shares give the same and equal rights to all the Series B shareholders.
28. ADDITIONAL PAID-IN CAPITAL

	2005	2006
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

80

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	TREASURY STOCK

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp5,250,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007), in accordance with BAPEPAM Regulation No.XI.B.2.

As of December 31, 2006 the Company has repurchased 118,376,500 Series B shares of the Company’s issued and outstanding Series B shares representing 0.59% of the Company’s issued and outstanding Series B shares, for a total repurchased amount of Rp952,211 million (included broker commision and custodian fee).

The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2006
	Number of share	Rp
Balance as of January 1, 2006	—	—
Number of shares acquired	118,376,500	952,211

Balance as of December 31, 2006	118,376,500	952,211

Historical unit cost of repurchase of treasury shares:

Rp
Weighted average	8,044
Minimum	6,633
Maximum	10,620
The acquisition unit cost has included the total cost for the shares repurchase programs i.e. broker commission and custodian fee. Up to balance sheet date none of the shares acquired were sold.

30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Cross-ownership transactions and acquisition of Pramindo

On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:
i.	The acquisition by the Company of Indosat’s 35% equity interest in Telkomsel for US$945.0 million (“Telkomsel Transaction”);

81

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)
ii.	The acquisition by Indosat of the Company’s 22.5% equity interest in PT Satelit Palapa Indonesia (“Satelindo”) for US$186.0 million (“Satelindo Transaction”);

iii.	The acquisition by Indosat of the Company’s 37.66% equity interest in PT Aplikanusa Lintasarta (“Lintasarta”) and convertible bonds of Rp4,051 million issued by Lintasarta for US$38.0 million (“Lintasarta Transaction”); and

iv.	The acquisition by Indosat of all of the Company’s rights and novation of all of the Company’s obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), together with all of the Company’s assets being used as KSO IV assets, for US$375.0 million (“KSO IV Transaction”).
Lintasarta’s convertible bonds were subsequently converted into shares, thereby reducing the Company’s 37.66% equity interest to 37.21% prior to the consummation of the Lintasarta Transaction.
The Telkomsel and Lintasarta Transactions were consummated on May 16, 2001 based on Deed of Share Transfer No. 1/V/2001/triplo and No. 2/V/2001/duplo, respectively, of Notary Ny. Liliana Arif Gondoutomo, S.H.
The Satelindo Transaction was consummated on July 23, 2001 after DeTeAsia Holding GmbH and PT Bimagraha Telekomindo (the other Satelindo stockholders) waived their pre-emptive rights on 7.26% and 13.06% of Satelindo’s shares, respectively.
On February 1, 2002, the Company and Indosat announced the cancellation of the KSO IV Transaction. As a result, the Company settled this portion of the cross-ownership transaction in cash.
At the time of the transactions, the Government was the majority and controlling shareholder of both the Company and Indosat. Accordingly, the Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The Company’s acquisition of a controlling interest in Telkomsel was accounted for in a manner similar to that of pooling of interests accounting (carryover basis). Accordingly, for reporting purposes, the financial statements of the Company and those of Telkomsel have been combined, as if they had been combined from the beginning of the earliest period presented. The effects of the transactions between the Company and Telkomsel before the combination were eliminated in preparing the combined financial statements. On the consummation dates of the transactions, the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.
In connection with the acquisition of Pramindo on August 15, 2002, the portion representing Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. On the acquisition date, the difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million was included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

82

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Cross-ownership transactions and acquisition of Pramindo (continued)

The difference in the value of the restructuring transactions between the entities under common control arising from the cross-ownership transactions and acquisition of Pramindo can be summarized as follows:

		Historical
	Consideration	Amount of
	Paid/	Net Assets/	Deferred	Change
	(Received)	Investment	Income Tax	in Equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 5b)	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

On December 20, 2002, the Government sold its 41.94% ownership interest in Indosat to STTC and waived its special voting rights with respect to the Series A Dwiwarna share. As a result, as of December 20, 2002, the Government ceased to be the majority and controlling shareholder of Indosat and consequently, the Company no longer considered Indosat as a common control entity from that date. As discussed in Note 4, in connection with the adoption of PSAK 38R and pursuant to a ruling issued by BAPEPAM regarding the initial application of PSAK 38R by public companies, the Company has reclassified the difference in the value of the restructuring transactions between the entities under common control account resulting from the cross-ownership transactions and acquisition of Pramindo as a charge to retained earnings as of January 1, 2005.

83

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL (continued)

Compensation for early termination of exclusive rights

As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed-line telecommunications services taking effect since August 1, 2002.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, stipulates that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp478,000 million, net of tax.

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the State Minister of Communication and Information – Directorate General of Post and Telecommunications, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp478,000 million to the Company over a five-year period where Rp90,000 million shall be paid from the 2005 State budget, Rp90,000 million from the 2006 State budget and the remaining Rp298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of December 31, 2006, the Company has received Rp180,000 million in relation to the compensation for the early termination of exclusivity right, being Rp90,000 million paid on December 30, 2005 and Rp90,000 million on December 28, 2006. The Company recorded these amounts in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. These amounts are recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp298,000 million when it is received.

As of December 31, 2006, the development of the related infrastructure amounted to Rp90,702 million.

84

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31.	TELEPHONE REVENUES

	2004	2005	2006
Fixed lines
Local and domestic long-distance usage	7,439,310	7,223,137	7,130,861
Monthly subscription charges	2,934,899	3,289,750	3,491,497
Installation charges	201,313	197,266	170,205
Phone cards	15,561	10,943	4,036
Others	53,938	60,156	182,434

Total	10,645,021	10,781,252	10,979,033

Cellular
Air time charges	9,825,738	13,666,286	19,257,290
Monthly subscription charges	448,472	383,537	297,450
Connection fee charges	55,797	64,110	109,251
Features	91,291	457,025	958,656

Total	10,421,298	14,570,958	20,622,647

Total Telephone Revenues	21,066,319	25,352,210	31,601,680

32.	INTERCONNECTION REVENUES — NET

	2004	2005	2006
Cellular	5,351,613	6,685,138	7,442,340
International	641,210	854,766	1,001,304
Others	195,158	202,180	237,817

Total	6,187,981	7,742,084	8,681,461

Refer to Note 46 for details of related party transactions.
33.	REVENUE UNDER JOINT OPERATION SCHEMES

	2004	2005	2006
Minimum Telkom Revenues	295,955	268,629	207,516
Share in Distributable KSO Revenues	349,528	318,556	274,587
Amortization of unearned initial investor payments under Joint Operation Schemes	11,131	1,462	7,311

Total	656,614	588,647	489,414

85

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	REVENUE UNDER JOINT OPERATION SCHEMES (continued)

KSO revenues were shares of the Company’s revenues under joint operation agreement with the KSO investors. On October 19, 2006, the Company has amended the KSO VII agreement and as of that date the Company has obtained the operational control over KSO VII (Note 5e and 48). As of December 31, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

34.	DATA AND INTERNET REVENUES

	2004	2005	2006
SMS	3,562,726	5,309,244	6,730,463
Internet	554,948	711,375	907,467
Data communication	360,642	610,367	1,122,285
VoIP	318,854	292,750	278,057
e-Business	11,572	10,588	26,915

Total	4,808,742	6,934,324	9,065,187

35.	NETWORK REVENUES

	2004	2005	2006
Leased lines	443,408	347,105	424,633
Satellite transponder lease	210,901	239,531	294,105

Total	654,309	586,636	718,738

Refer to Note 46 for details of related party transactions.
36.	REVENUE-SHARING ARRANGEMENTS REVENUES

	2004	2005	2006
Revenue-Sharing Arrangements revenues	198,543	165,601	263,516
Amortization of unearned income (Note 13)	82,033	136,681	151,961

Total	280,576	302,282	415,477

86

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37.	OPERATING EXPENSES — PERSONNEL

	2004	2005	2006
Salaries and related benefits	1,796,914	2,165,895	2,400,631
Vacation pay, incentives and other benefits	1,156,069	1,615,640	2,209,056
Early retirements program (Note 18)	243,466	486,374	1,461,150
Employee income tax	523,787	856,451	889,083
Net periodic post-retirement health care benefit cost (Note 45)	416,276	488,586	604,748
Net periodic pension cost (Note 43)	572,419	532,331	438,383
Long service awards (Note 44)	36,861	201,878	215,840
Housing	103,459	113,673	168,416
Medical	12,190	18,019	25,117
Other employee benefits (Note 43)	11,510	5,954	14,341
Others	37,014	78,246	87,000

Total	4,909,965	6,563,047	8,513,765

38.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2004	2005	2006
Operations and maintenance	2,398,159	3,075,092	4,209,145
Concession fees and Universal Service Obligation (USO) charges	314,741	709,190	881,757
Radio frequency usage charges	492,568	548,186	722,600
Cost of phone, SIM and RUIM cards	366,661	582,351	579,334
Electricity, gas and water	385,662	372,526	417,349
Vehicles and supporting facilities	181,737	217,217	246,184
Leased lines	132,829	124,253	236,394
Insurance	151,297	136,378	145,075
Call center	59,634	104,989	14,679
Travelling	42,213	33,455	39,106
Others	4,086	12,704	4,105

Total	4,529,587	5,916,341	7,495,728

Refer to Note 46 for details of related party transactions.

87

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2004	2005	2006
Amortization of goodwill and other intangible assets (Note 15)	872,330	918,153	944,403
Collection expenses	358,957	379,056	542,466
Provision for doubtful accounts and inventory obsolescence	357,695	488,973	458,252
General and social contribution	111,838	204,326	301,826
Travelling	192,567	171,657	229,670
Training, education and recruitment	228,524	177,853	224,321
Professional fees	137,355	131,047	221,043
Security and screening	143,892	164,416	197,416
Meetings	58,333	40,311	63,953
Stationery and printing	80,972	50,190	51,864
Research and development	13,225	8,396	8,653
Others	44,159	29,573	27,560

Total	2,599,847	2,763,951	3,271,427

40.	TAXATION
a.	Telkomsel recognized a claim for tax refund amounting to Rp337,855 million as a result of the revision to the 2004 and 2005 tax returns and Rp21,727 million as a result of its objection to the 2002 tax assessment (Note 40f).

	2005	2006
b. Prepaid taxes
Subsidiaries
Corporate income tax	13,352	—
Value added tax	5,561	896
Income tax Article 23 - Services Delivery	—	1,494

	18,913	2,390

88

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)

	2005	2006
c. Taxes payable

The Company
Income taxes
Article 21 - Individual income tax	64,793	80,626
Article 22 - Witholding tax on goods delivery and import	5,055	3,137
Article 23 - Witholding tax on services delivery	46,132	36,258
Article 25 - Installment of corporate income tax	117,281	128,291
Article 26 - Witholding tax on non-resident income tax	1,143	73,872
Article 29 - Underpayment of corporate income tax	376,140	602,159
Value added tax	256,523	275,657

	867,067	1,200,000

Subsidiaries
Income taxes
Article 4 - Final tax	3,318	7,829
Article 21 - Individual income tax	25,059	55,340
Article 22 - Witholding tax on goods delivery and import	—	639
Article 23 - Witholding tax on services delivery	55,928	75,577
Article 25 - Installment of corporate income tax	203,254	272,803
Article 26 - Witholding tax on non-resident income tax	72,252	34,115
Article 29 - Underpayment of corporate income tax	1,207,247	808,838
Value added tax	35,640	113,861

	1,602,698	1,369,002

	2,469,765	2,569,002

d.	The components of income tax expense (benefit) are as follows:

	2004	2005	2006
Current
The Company	1,922,238	2,034,248	2,536,459
Subsidiaries	2,344,873	3,685,396	4,560,743

	4,267,111	5,719,644	7,097,202

Deferred
The Company	(330,630)	(694,843)	(713,200)
Subsidiaries	242,045	159,086	655,925

	(88,585)	(535,757)	(57,275)

	4,178,526	5,183,887	7,039,927

89

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2004	2005	2006
Consolidated income before tax	12,749,395	16,241,424	21,993,605
Add back consolidation eliminations	3,936,524	5,737,400	7,529,604

Consolidated income before tax and eliminations	16,685,919	21,978,824	29,523,209
Less: income before tax of the subsidiaries	(8,485,296)	(12,645,854)	(16,694,373)

Income before tax attributable to the Company	8,200,623	9,332,970	12,828,836
Less: income subject to final tax	(206,601)	(285,075)	(690,760)

	7,994,022	9,047,895	12,138,076

Tax calculated at progressive rates	2,398,189	2,714,351	3,641,405
Non-taxable income	(1,181,983)	(1,724,483)	(2,256,896)
Non-deductible expenses	322,884	315,041	321,880
Deferred tax assets originating from previously unrecognized temporary differences, net	(14,940)	(6,900)	—
Deferred tax assets that cannot be utilized, net	24,045	—	(3,071)

Corporate income tax expense	1,548,195	1,298,009	1,703,318
Final income tax expense	43,413	41,396	119,940

Total income tax expense of the Company	1,591,608	1,339,405	1,823,258
Income tax expense of the Subsidiaries	2,586,918	3,844,482	5,216,669

Total consolidated income tax expense	4,178,526	5,183,887	7,039,927

90

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
e.	(continued)

The reconciliation between income before tax attributable to the Company and estimated taxable income for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Income before tax attributable to the Company	8,200,623	9,332,970	12,828,836
Less: income subject to final tax	(206,601)	(285,075)	(690,760)

	7,994,022	9,047,895	12,138,076

Temporary differences:
Depreciation of property, plant and equipment	415,805	880,578	746,190
Gain on sale of property, plant and equipment	(12,874)	(2,143)	(41,269)
Allowance for doubtful accounts	491,577	308,193	265,385
Trade receivables written-off	(91,865)	(336,715)	(118,668)
Allowance for inventory obsolescence	11,385	11,228	5,501
Inventory written-off	—	(12,183)	(1,928)
Accrued early retirement benefits	(132,810)	—	1,528,429
Accrued employee benefits	(139,064)	67,792	27,105
Net periodic pension cost	(264,796)	(164,008)	(275,486)
Long service awards	(46,908)	69,264	94,094
Amortization of intangible assets	851,060	896,883	923,867
Amortization of landrights	(3,419)	(3,441)	(3,988)
Provision for impairment of property, plant and equipment	—	616,768	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	82,415	96,114	112,762
Interest income/receivable	45,835	—	—
Amortization of unearned income on revenue-sharing arrangements	(82,033)	(135,662)	(153,465)
Payments of deferred consideration for business combinations	(233,337)	(405,302)	(484,276)
Consultant fees for acquisition of business	(27,797)	—	—
Foreign exchange loss/(gain) on deferred consideration for business combinations	342,073	190,206	(273,555)
Foreign exchange losses capitalized to property under construction	(74,283)	—	—
Capital leases	—	21,359	20,000
Loss on purchase commitments	—	79,359	—
Other provisions	—	114,854	(3,600)

Total temporary differences	1,130,964	2,293,144	2,367,098

91

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
e.	(continued)

	2004	2005	2006
Permanent differences:
Net periodic post-retirement health care benefit cost	408,498	483,045	596,108
Amortization of goodwill	21,270	21,270	8,858
Amortization of discount on promissory notes	109,786	74,632	46,183
Tax penalties	14,645	59,850	(2,925)
Equity in net income of associates and subsidiaries	(3,939,944)	(5,748,277)	(7,522,986)
Gain on sales of investment	—	—	(10,397)
Others	523,568	411,339	435,104

Total permanent differences	(2,862,177)	(4,698,141)	(6,450,055)

Taxable income	6,262,809	6,642,898	8,055,119

Corporate income tax expense	1,878,825	1,992,852	2,416,519
Final income tax expense	43,413	41,396	119,940

Total current income tax expense of the Company	1,922,238	2,034,248	2,536,459
Current income tax expense of the Subsidiaries	2,344,873	3,685,396	4,560,743

Total current income tax expense	4,267,111	5,719,644	7,097,202

Calculation of corporate income tax liability above was in accordance with annual tax return submitted by the Company to the Tax Office.
f.	Tax assessment

In 2006, the Company received a tax assessment letter (SKPKB) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp4,363 million. The underpayment was paid in August 2006.

During 2006, Telkomsel was assessed for underpayments of withholding taxes and value added tax (self assessed) including penalty covering the fiscal year 2002 totaling Rp129 billion and overpayment of corporate income tax of Rp5 billion. The net underpayment of Rp124 billion was settled through the use of the payment of income tax in 2003 of Rp24 billion and a cash payment of Rp100 billion. Of the Rp100 billion cash payment made, Telkomsel has filed an objection for Rp99 billion. Of the net underpayment of Rp105 billion, Rp83 billion was charged to expense in 2006 with the remaining amount of Rp22 billion recorded as part of its claims for tax refund (Note 40a).

In 2006, Telkomsel filed revisions of its tax returns for the fiscal years 2004 and 2005 due to a recalculation of the depreciation of property, plant and equipment for tax purposes. As a result of the recalculation, Telkomsel recognized claims for overpayments with a corresponding addition to the deferred tax liability of property, plant and equipment amounting to Rp338 billion (Note 40a). Accordingly, Telkomsel is being audited by the Tax Office.

92

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited
	December 31,	to statements	December 31,
	2004	of income	2005
The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	(2,283)	205,396
Allowance for inventory obsolescence	15,494	(1,842)	13,652
Long-term investments	4,685	1,981	6,666
Accrued employee benefits	42,665	20,338	63,003
Accrued long service awards	128,011	20,780	148,791
Net periodic pension cost	433,439	(49,202)	384,237
Capital leases	—	6,408	6,408
Deferred consideration for business combinations	1,009,932	(64,529)	945,403
Accrued expenses	—	58,265	58,265

Total deferred tax assets	1,841,905	(10,084)	1,831,821

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(2,198,654)	432,437	(1,766,217)
Landrights	(1,571)	(1,033)	(2,604)
Revenue-sharing arrangements	(41,637)	4,461	(37,176)
Intangible assets	(1,614,386)	269,062	(1,345,324)

Total deferred tax liabilities	(3,856,248)	704,927	(3,151,321)

Deferred tax liabilities of the Company, net	(2,014,343)	694,843	(1,319,500)

Deferred tax liabilities of the subsidiaries, net	(913,224)	(159,086)	(1,072,310)

Total deferred tax liabilities, net	(2,927,567)	535,757	(2,391,810)

93

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		Credited
	December 31,	to Statements	Business	Prior Year	December 31,
	2005	of Income	Acquisition	Overpayment	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	57,925	—	—	263,321
Allowance for inventory obsolescence	13,652	447	—	—	14,099
Long-term investments	6,666	(6,666)	—	—	—
Accrued for employee benefits	63,003	466,659	—	—	529,662
Accrued long service awards	148,791	28,228	—	—	177,019
Net periodic pension cost	384,237	(81,977)	—	—	302,260
Capital Leases	6,408	6,000	—	—	12,408
Deferred consideration for business combinations	945,403	(227,349)	531,278	—	1,249,332
Accrued expenses	58,265	(1,080)	—	—	57,185

Total deferred tax assets	1,831,821	242,187	531,278	—	2,605,286

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	205,534	(386,666)	—	(1,947,349)
Landrights	(2,604)	(1,196)	—	—	(3,800)
Revenue-sharing arrangements	(37,176)	(10,485)	—	—	(47,661)
Intangible assets	(1,345,324)	277,160	(137,619)	—	(1,205,783)

Total deferred tax liabilities	(3,151,321)	471,013	(524,285)	—	(3,204,593)

Deferred tax liabilities of the Company, net	(1,319,500)	713,200	6,993	—	(599,307)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(655,925)	—	(337,855)	(2,066,090)

Total deferred tax liabilities, net	(2,391,810)	57,275	6,993	(337,855)	(2,665,397)

The net deferred tax liabilities of subsidiaries as of December 31, 2005 included deferred tax assets of Rp123,309 million arising from tax losses carry forwards from PT Aria West Indonesia. As of December 31, 2006, tax losses carry forwards balance had been utilised for fiscal year 2006.
Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

94

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company has been audited by the Tax Office up to the fiscal year of 2004.
41.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,159,999,280, 20,159,999,280 and 20,114,511,886 in 2004, 2005 and 2006, respectively. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.

42.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2003 amounting to Rp3,043,614 million or Rp301.95 per share (pre-stock split) and the appropriation of Rp121,745 million for general reserve.

On December 7, 2004, the Company decided to distribute the 2004 interim cash dividends of Rp143,377 million or Rp7.11 per share to the Company’s stockholders.

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2004 amounting to Rp3,064,604 million or Rp152.01 per share (of which Rp143,377 million or Rp7.11 per share was distributed as interim cash dividends in December 2004) and the appropriation of Rp122,584 million for general reserve.

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2005 amounting to Rp4,400,090 million or minimum of Rp218.86 per share.

On December 5, 2006, the Company decided to distribute the 2006 interim cash dividends of Rp971,017 million or Rp48.41 per share to the Company’s stockholders.

95

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS
a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2004, 2005 and 2006 amounted to Rp845,743 million, Rp698,526 million and Rp693,497 million, respectively.

The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution is determined based on a certain percentage of the participants’ salaries and amounted to Rp399 million, Rp971 million and Rp1,858 million for the years December 31, 2004, 2005 and 2006, respectively.

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the years ended December 31, 2004, 2005 and 2006 for its defined benefit pension plan:

	2004	2005	2006
Change in projected benefit obligation
Projected benefit obligation at beginning of year	6,852,923	7,315,182	7,140,100
Service cost	137,264	138,117	187,960
Interest cost	740,494	789,830	768,586
Plan participants’ contributions	42,838	41,371	43,918
Actuarial gain (loss)	(216,025)	(874,573)	286,733
Expected benefits paid	(242,312)	(269,827)	(305,916)

Projected benefit obligation at end of the year	7,315,182	7,140,100	8,121,381

Change in plan assets
Fair value of plan assets at beginning of year	3,671,309	4,884,523	5,429,954
Expected return on plan assets	436,672	533,333	677,602
Employer contribution	845,743	698,526	693,497
Plan participants’ contributions	42,838	41,371	43,918
Actuarial gain (loss)	130,273	(457,972)	671,693
Expected benefits paid	(242,312)	(269,827)	(305,916)

Fair value of plan assets at end of the year	4,884,523	5,429,954	7,210,748

Funded status	(2,430,659)	(1,710,146)	(910,633)
Unrecognized prior service cost	1,329,046	1,190,024	1,051,002
Unrecognized net actuarial gain	(346,298)	(762,899)	(1,143,369)

Accrued pension benefit cost	(1,447,911)	(1,283,021)	(1,003,000)

The actual return on plan assets was Rp795,958 million, Rp608,420 million and Rp1,300,632 million for the years ended 2004, 2005 and 2006, respectively.

96

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
a.	The Company (continued)

The movement of the accrued pension benefit cost during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Accrued pension benefit cost at beginning of the year	1,713,546	1,447,911	1,283,021
Net periodic pension cost less amounts charged to KSO Units	563,739	514,976	397,317
Amounts charged to KSO Units under contractual agreement	16,369	18,660	16,159
Employer contributions	(845,743)	(698,526)	(693,497)

Accrued pension benefit cost at end of the year	1,447,911	1,283,021	1,003,000

As of December 31, 2005 and 2006, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2006 plan assets included bonds and Series B shares issued by the Company with fair values of Rp217,531 million and Rp238,495 million, respectively (December 31, 2005: Rp223,736 million and Rp124,189 million, respectively).

The actuarial valuation for the defined benefit pension plan was performed based on measurement date of December 31, 2004, 2005 and 2006, with the reports prepared on March 15, 2005, February 27, 2006, and April 24, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows.

	2004	2005	2006
Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	10.5%	10.5%	12%
Rate of compensation increase	8%	8.8%	8%

97

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
a.	The Company (continued)

The components of net periodic pension cost are as follows:

	2004	2005	2006
Service Cost	137,264	138,117	187,960
Interest Cost	740,494	789,830	768,586
Expected return on plan assets	(436,672)	(533,333)	(677,602)
Amortization of prior service cost	139,022	139,022	139,022
Recognized actuarial loss (gain)	—	—	(4,490)

Net periodic pension cost	580,108	533,636	413,476
Amount charged to KSO Units under contractual agreement	(16,369)	(18,660)	(16,159)

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	563,739	514,976	397,317

b.	Telkomsel

Telkomsel provides a defined benefit pension plan for its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp Nil, Rp14,928 million and Rp29,731 million for the years ended 2004, 2005 and 2006, respectively.

The following table reconciles the unfunded status of the plan with the amounts included in the consolidated balance sheets as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
Projected benefit obligation	(43,547)	(147,103)	(230,172)
Fair value of plan assets	11,182	20,971	29,904

Unfunded status	(32,365)	(126,132)	(200,268)
Unrecognized items in the balance sheet:
Unrecognized prior service cost	1,328	1,213	1,098
Unrecognized net actuarial loss	20,707	103,391	166,676

Accrued pension benefit cost	(10,330)	(21,528)	(32,494)

98

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
b.	Telkomsel (continued)

The components of the net periodic pension cost are as follows:

	2004	2005	2006
Service cost	4,155	10,072	21,321
Interest cost	3,889	6,650	16,169
Expected return on plan assets	(824)	(832)	(2,124)
Amortization of past service cost	115	115	115
Recognized actuarial loss	1,158	1,320	5,216

Net periodic pension cost (Note 37)	8,493	17,325	40,697

The net periodic pension cost for the pension plan was calculated based on measurement date of December 31, 2004, 2005 and 2006, with the reports prepared on January 17, 2005, January 13, 2006, and February 16, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2004, 2005 and 2006 for each of the years are as follows:

	2004	2005	2006
Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	9%	8%	8%
c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Projected benefit obligation	(4,051)	(5,225)	(6,188)
Fair value of plan assets	5,413	5,865	6,291

Funded status	1,362	640	103

Prepaid pension benefit cost	1,362	640	103

The net periodic pension cost of Infomedia amounted to Rp187 million, Rp30 million and Rp369 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).

99

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLANS (continued)
d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of December 31, 2005 and 2006 amounted to Rp26,115 million and Rp35,128 million, respectively. The total related employee benefit cost charged to expense amounted to Rp11,510 million, Rp5,954 million and Rp14,341 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).
44.	LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or termination.

The actuarial valuation for the long service awards was prepared based on the measurement date of December 31 2004, 2005, and 2006 with the reports prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Discount rate	11%	11%	10.5%
Rate of compensation increase	8%	8%	8%
The movement of the accrued long service awards during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Accrued long service awards at beginning of year	473,614	426,705	495,969
Net periodic pension cost less amounts charged to KSO Units (Note 37)	31,148	192,450	150,741
Amounts to charged to KSO Units under contractual agreement	—	—	10,321
Benefits paid	(78,057)	(123,186)	(66,968)

Accrued long service awards at end of year	426,705	495,969	590,063
Benefits to be paid for early retirement program (Note 18)	—	—	(67,279)

Accrued long service awards — non current	426,705	495,969	522,784

100

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	LONG SERVICE AWARDS (continued)
b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit Method, and amounted to Rp28,555 million and Rp73,541 million as of December 31, 2005 and 2006, respectively. The related benefit cost charged to expense amounted to Rp5,713 million, Rp9,428 million and Rp65,099 million for the years ended December 31, 2004, 2005 and 2006, respectively (Note 37).
45.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	3,787,389	4,681,005	5,574,489
Service cost	76,163	87,636	107,513
Interest cost	411,110	507,994	605,573
Actuarial loss	506,397	423,606	836,334
Expected benefits paid	(100,054)	(125,752)	(138,566)

Projected benefit obligation at end of the year	4,681,005	5,574,489	6,985,343

Change in plan assets
Fair value of plan assets at beginning of the year	505,340	1,138,768	1,493,897
Expected return on plan assets	61,084	103,498	145,264
Employer contributions	724,530	435,899	714,854
Actuarial gain (loss)	(52,132)	(58,516)	37,812
Expected benefits paid	(100,054)	(125,752)	(138,566)

Fair value of plan assets at end of the year	1,138,768	1,493,897	2,253,261

Funded status	(3,542,237)	(4,080,592)	(4,732,082)
Unrecognized net actuarial loss	558,530	1,032,571	1,786,354

Accrued post-retirement health care benefit cost	(2,983,707)	(3,048,021)	(2,945,728)

The actual return on plan assets was Rp30,394 million, Rp52,810 million and Rp144,659 million for the years ended December 31, 2004, 2005 and 2006.

101

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefit cost are as follows:

	2004	2005	2006
Service cost	76,163	87,636	107,513
Interest cost	411,110	507,994	605,573
Expected return on plan assets	(61,084)	(103,498)	(145,264)
Recognized actuarial loss	—	8,081	44,738

Net periodic post-retirement benefit cost	426,189	500,213	612,560
Amounts charged to KSO Units under contractual agreement	(9,913)	(11,627)	(7,812)

Total net periodic post-retirement health care benefits cost less amounts charged to KSO Units (Note 37)	416,276	488,586	604,748

As of December 31, 2005, plan assets included bonds and Medium-term Notes issued by the Company with a total fair value of Rp232,394 million. As of December 31, 2006, plan assets included stocks and Medium-term Notes issued by the Company with a total fair value of Rp191,248 million.

The movement of the accrued post-retirement health care benefit cost during the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Accrued post-retirement health care benefit cost at beginning of year	3,282,048	2,983,707	3,048,021
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units (Note 37)	416,276	488,586	604,748
Amounts charged to KSO Units under contractual agreement	9,913	11,627	7,812
Employer contributions	(724,530)	(435,899)	(714,853)

Accrued post-retirement health care benefits cost at end of the year	2,983,707	3,048,021	2,945,728

102

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2004, 2005 and 2006 with the reports prepared on March 15, 2005, February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Discount rate	11%	11%	10.5%
Expected long-term return on plan assets	8%	8%	8.5%
Health care cost trend rate assumed for next year	12%	9%	12%
Ultimate health care cost trend rate	8%	9%	8%
Year that the rate reaches the ultimate trend rate	2007	2006	2011
A 1% increase in the health care cost trend rate would result in service cost and interest costs, and accumulated post-retirement health care benefit obligation as of December 31, 2004, 2005 and 2006 as follows:

	2004	2005	2006
Service cost and interest cost	723,941	872,159	1,011,620
Accumulated post-retirement health care benefit obligation	5,597,965	6,718,434	8,327,481
46.	RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained two-step loans from the Government of the Republic of Indonesia, the Company’s majority stockholder (Note 22).

Interest expense for two-step loans amounted to Rp489,220 million, Rp324,652 million and Rp366,679 million in 2004, 2005 and 2006, respectively. Interest expense for two-step loan represented 38.5%, 27.6% and 28.5% of total interest expense in 2004, 2005 and 2006, respectively.

103

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
a.	Government of the Republic of Indonesia (continued)
ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp314,741 million, Rp558,485 million and Rp497,928 million in 2004, 2005 and 2006, respectively (Note 38), representing 1.6%, 2.3% and 1.7% of total operating expenses for each year. Radio frequency usage charges amounted to Rp492,568 million, Rp548,186 million and Rp722,600 million in 2004, 2005 and 2006, respectively (Note 38), representing 2.5%, 2.2% and 2.4% of total operating expenses in 2004, 2005, 2006, respectively.

Telkomsel paid the upfront fee for the 3G license amounted to Rp436,000 million and recognized as an intangible asset (Note 15).

iii.	Starting 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to the MoCI Regulation No.15/PER/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp307,705 million and Rp383,829 million in 2005 and 2006, respectively (Note 38), representing 1.2% and 1.3% of total operating expenses in 2005 and 2006, respectively.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp22,700 million, Rp19,707 million and Rp23,173 million in 2004, 2005 and 2006, respectively, which reflect 0.1% of total operating expenses for each year.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp50,327 million, Rp52,147 million and Rp71,526 million in 2004, 2005 and 2006, respectively, which reflected 0.2% of total operating expenses in 2004, 2005 and 2006, respectively.
c.	Indosat

Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002 (Note 30), the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

104

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed- line network and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customer to make domestic calls between Indosat’s GSM mobile network and Telkom’s fixed line network and allowing Indosat’s mobile customer to access Telkom’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 50). These amendments took effect on January 1, 2007.

105

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat have entered into a new agreement.

The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp158,285 million, Rp52,798 million and Rp168,295 million in 2004, 2005 and 2006, respectively, representing 0.5%, 0.1% and 0.3% of the total operating revenues in 2004, 2005 and 2006, respectively.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp19,101 million, Rp19,066 million, Rp17,669 million in 2004, 2005, and 2006, respectively, representing 0.1% of the total operating expenses in each year.

106

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp2,098 million, Rp1,187 million and Rp380 million for the years 2004, 2005 and 2006, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the 30 years right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of December 31, 2005 and 2006, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

107

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp109,814 million, Rp126,425 million and Rp164,900 million in 2004, 2005 and 2006, respectively, representing 0.3% of total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp14,486 million, Rp8,125 million and Rp6,987 million in 2004, 2005 and 2006, respectively, representing less than 0.1% of total operating revenues for each year.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% shares owned by Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp21,407 million, Rp23,109 million and Rp44,208 million in 2004, 2005 and 2006, respectively, representing 0.1% of total operating expenses for each year.

d.	Others

Transactions with all stated owned enterprises are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia which the transaction is treated as well as the transaction with third parties customers.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII (for the years 2004 and 2005, and for the period January — September 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp51,046 million, Rp66,804 million and Rp87,275 million in 2004, 2005 and 2006, respectively, representing 0.2% of total operating revenues for each year.

108

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp25,714 million, Rp30,678 million and Rp44,368 million in 2004, 2005 and 2006, respectively, representing 0.1% of the total operating revenues for each year.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp268,901 million, Rp337,648 million and Rp153,541 million in 2004, 2005 and 2006, respectively, representing 2.4%, 2.5% and 0.9% of the total fixed asset purchased in 2004, 2005 and 2006, respectively.

(v)	PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2004, 2005 and 2006 amounted to Rp217,668 million, Rp67,555 million and Rp90,519 million, respectively, representing 1.9%, 0.5% and 0.5% of the total fixed assets purchased in 2004, 2005, and 2006, respectively.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp49,710 million, Rp95,206 million and Rp131,414 million in 2004, 2005 and 2006, respectively, representing 0.3%, 0.4% and 0.4% of the total operating expenses for each year.

(vii)	The Company and its subsidiaries carry insurance on their property, plant and equipment against property losses, inventory and on employees’ social security obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp148,279 million, Rp58,338 million and Rp105,463 million in 2004, 2005 and 2006, respectively, representing 0.8%, 0.2% and 0.4% of total operating expenses in 2004, 2005 and 2006, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp3,315,428 million and Rp5,737,676 million as of December 31, 2005 and 2006, respectively, representing 5.3% and 7.6% of the total assets as of December 31, 2005 and 2006, respectively. Interest income recognized during 2004, 2005 and 2006 were Rp150,367 million, Rp123,951 million and Rp405,176 million representing 47.3%, 36% and 62% of total interest income in 2004, 2005 and 2006, respectively.

109

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(ix)	Telkomsel and Dayamitra have loans from state-owned banks. Interest expense on the loans for 2004, 2005 and 2006 amounted to Rp9,115 million, Rp5,055 million and Rp86,270 million, respectively, representing 0.7%, 0.4% and 6.7% of the total interest expense in 2004, 2005 and 2006, respectively.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp24,921 million, Rp39,146 million and Rp79,599 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.2% and 0.3% of the total operating expenses in 2004, 2005 and 2006, respectively.

(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN, with a total of (Rp5,495 million), Rp1,072 million and Rp9,715 million in 2004, 2005 and 2006, respectively, representing (0.02%), less than 0.01% and less than 0.02% of the total operating revenues in 2004, 2005 and 2006, respectively.

(xii)	In addition to revenues earned under the KSO Agreement (Note 48), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp18,449 million, Rp26,769 million and Rp14,549 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.1% and less than 0.1% of the total operating revenues in 2004, 2005 and 2006, respectively.

(xiii)	The Company has revenue-sharing arrangements with Koperasi Pegawai Telkom (“Kopegtel”). Kopegtel’s share in the revenues from these arrangements amounted to Rp20,560 million, Rp31,909 million and Rp28,913 million in 2004, 2005 and 2006, respectively, representing 0.1% of the total operating revenues for each year.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of 3 years, subject to extensions. The lease charges amounted to Rp25,032 million, Rp123,857 million and Rp192,146 million in 2004, 2005 and 2006, respectively, representing 0.1%, 0.5% and 0.6% of the total operating expenses in 2004, 2005 and 2006, respectively.

(xv)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp109,548 million, Rp78,714 million and Rp322,851 million in 2004, 2005 and 2006, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp816,591 million, Rp1,158,559 million and Rp1,568,701 million in 2004, 2005 and 2006, respectively.

110

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xvi)	Infomedia provides electronic media and call center services to KSO Unit VII (for the years 2004 and 2005, and for the period January – September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2004, 2005 and 2006 amounted to Rp5,541 million, Rp9,221 million and Rp6,874 million, representing 0.02% 0.02% and 0.01% of total operating revenues in 2004, 2005 and 2006, respectively.

(xvii)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

(xviii)	Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun Telkom for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp nil, Rp127,661 million and Rp102,982 million in 2004, 2005 and 2006, respectively; and for maintenance of equipment amounted to Rp nil, Rp36,486 million and Rp45,422 million in 2004, 2005 and 2006, respectively.
Presented below are balances of accounts with related parties:

	2005		2006
		% of		% of
	Amount	Total Assets	Amount	Total Assets
a. Cash and cash equivalents (Note 6)	3,058,854	4.92	5,554,384	7.39

b. Temporary investments	22,064	0.04	84,492	0.11

c. Trade receivables, net (Note 7)	530,370	0.85	520,689	0.69

d. Other receivables
KSO Units	93,959	0.15	—	—
State-owned banks (interest)	8,555	0.01	19,242	0.03
Government agencies	421	0.00	716	0.00
Other	16,304	0.03	3,133	0.00

Total	119,239	0.19	23,091	0.03

e. Prepaid expenses (Note 9)	299,799	0.48	451,845	0.60

f. Other current assets (Note 10)	159,537	0.26	6,822	0.01

g. Advances and other non-current assets (Note 14)
Bank Mandiri	90,668	0.15	91,862	0.12
Peruri	813	0.00	813	0.00

Total	91,481	0.15	92,675	0.12

h. Escrow accounts (Note 16)	6,369	0.01	116	0.00

111

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)

	2005		2006
		% of Total		% of Total
	Amount	Liabilities	Amount	Liabilities
i. Trade payables (Note 17)
Government agencies	660,166	2.03	828,771	2.13
KSO Units	15,281	0.05	—	—
Indosat	46,372	0.14	71,417	0.18
Koperasi Pegawai Telkom	78,673	0.24	103,758	0.27
PSN	—	—	62	0.00
PT INTI	125,792	0.39	37,820	0.10
Others	88,105	0.27	74,668	0.19

Total	1,014,389	3.12	1,116,496	2.87

j. Accrued expenses (Note 18)
Government agencies and state-owned banks	395,791	1.22	93,101	0.24
Employees	452,413	1.39	2,239,243	5.76
PT Asuransi Jasa Indonesia	2,038	0.01	—	—
Others	38,442	0.11	—	—

Total	888,684	2.73	2,332,344	6.00

k. Short-term bank loans (Note 20)
Bank Mandiri	—	—	233,333	0.60
Bank BNI	—	—	200,000	0.51

Total	—	—	433,333	1.11

l. Two-step loans (Note 22)	5,329,477	16.36	4,476,613	11.51

m. Accrued long service awards (Note 44)	524,524	1.61	596,325	1.53

n. Accrued post-retirement health care benefits (Note 45)	3,048,021	9.36	2,945,728	7.58

o. Long-term bank loans (Note 24)
Bank Mandiri	14,918	0.05	950,000	2.44
Bank BNI	—	—	300,000	0.77

Total	14,918	0.05	1,250,000	3.21

47.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operated in Indonesia: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offer customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

112

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	SEGMENT INFORMATION (continued)

	2004
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	18,860,835	575,436	14,201,786	309,709	33,947,766	—	33,947,766
Inter-segment operating revenues	4,302	(51,083)	534,790	51,063	539,072	(539,072)	—

Total segment revenues	18,865,137	524,353	14,736,576	360,772	34,486,838	(539,072)	33,947,766

Segment expenses	(12,207,726)	(789,599)	(6,757,243)	(320,698)	(20,075,266)	715,380	(19,359,886)

Segment result	6,657,411	(265,246)	7,979,333	40,074	14,411,572	176,308	14,587,880

Interest expense							(1,270,136)
Interest income							317,941
Gain (loss) on foreign exchange — net							(1,220,760)
Other income (expenses) — net							331,050
Tax expense							(4,178,526)
Equity in net income (loss) of associated companies							3,420

Income before minority interest							8,570,869
Unallocated minority interest							(1,956,301)

Net income							6,614,568

Other information
Segment assets	34,493,795	3,048,671	18,988,939	414,165	56,945,570	(2,396,426)	54,549,144
Investments in associates	73,323	—	9,290	—	82,613	—	82,613
Unallocated corporate assets							1,547,435

Total consolidated assets							56,179,192

Segment liabilities	(2,821,945)	(86,780)	(1,712,623)	(87,346)	(4,708,694)	987,442	(3,721,252)
Unallocated corporate liabilities							(29,391,472)

Total consolidated liabilities							(33,112,724)

Capital expenditures	(4,340,591)	(1,807,518)	(4,982,744)	(66,691)	(11,197,544)	—	(11,197,544)

Depreciation and amortization	(3,568,196)	(229,983)	(2,651,028)	(18,740)	(6,467,947)	14,590	(6,453,357)

Amortization of goodwill and other intangible assets	(851,060)	—	—	(21,270)	(872,330)	—	(872,330)

Other non-cash expenses	(244,356)	—	(100,737)	(5,338)	(350,431)	—	(350,431)

113

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	SEGMENT INFORMATION (continued)

	2005
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	19,637,386	1,449,725	20,384,856	335,217	41,807,184	—	41,807,184
Inter-segment operating revenues	305,382	(167,935)	691,188	70,475	899,110	(899,110)	—

Total segment revenues	19,942,768	1,281,790	21,076,044	405,692	42,706,294	(899,110)	41,807,184

Segment expenses	(14,378,819)	(2,174,656)	(8,774,996)	(328,184)	(25,656,655)	1,020,221	(24,636,434)

Segment result	5,563,949	(892,866)	12,301,048	77,508	17,049,639	121,111	17,170,750

Interest expense							(1,177,268)
Interest income							344,686
Gain (loss) on foreign exchange — net							(516,807)
Other income (expenses) — net							409,184
Tax expense							(5,183,887)
Equity in net income (loss) of associated companies							10,879

Income before minority interest							11,057,537
Unallocated minority interest							(3,063,971)

Net income							7,993,566

Other information
Segment assets	33,980,509	3,617,374	25,444,587	455,644	63,498,114	(2,260,681)	61,237,433
Investments in associates	92,110	—	9,290	—	101,400	—	101,400
Unallocated corporate assets	—	—	—	—	—	—	832,211

Total consolidated assets							62,171,044

Segment liabilities	(2,890,445)	(459,284)	(2,547,874)	(111,620)	(6,009,223)	886,435	(5,122,788)

Unallocated corporate liabilities	—	—	—	—	—	—	(27,450,662)

Total consolidated liabilities							(32,573,450)

Capital expenditures	(2,037,866)	(1,388,876)	(10,085,755)	(40,460)	(13,552,957)	—	(13,552,957)

Depreciation and amortization	(4,006,246)	(537,284)	(3,046,632)	(23,322)	(7,613,484)	11,919	(7,601,565)

Write-down of assets and loss on procurement commitments	—	(696,127)	—	—	(696,127)	—	(696,127)

Amortization of goodwill and other intangible assets	(896,883)	—	—	(21,270)	(918,153)	—	(918,153)

Other non-cash expenses	(292,357)	(21,582)	(171,192)	(4,783)	(489,914)	—	(489,914)

114

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	20,137,847	2,806,204	28,205,052	144,905	51,294,008	—	51,294,008
Inter-segment operating revenues	514,589	(253,397)	863,268	333,849	1,458,309	(1,458,309)	—

Total segment revenues	20,652,436	2,552,807	29,068,320	478,754	52,752,317	(1,458,309)	51,294,008

Segment expenses	(16,257,545)	(1,815,803)	(12,839,526)	(384,263)	(31,297,137)	1,596,370	(29,700,767)

Segment result	4,394,891	737,004	16,228,794	94,491	21,455,180	138,061	21,593,241

Interest expense							(1,286,354)
Interest income							654,984
Gain (loss) on foreign exchange—net							836,328
Other income (expenses) — net							202,025
Tax expense							(7,039,927)
Equity in net income (loss) of associated companies							(6,619)

Income before minority interest							14,953,678
Unallocated minority interest							(3,948,101)

Net income							11,005,577

Other information
Segment assets	33,406,552	5,856,074	37,280,255	575,823	77,118,704	(2,072,156)	75,046,548
Investments in associates	79,907	—	9,290	—	89,197	—	89,197

Total consolidated assets							75,135,745

Total consolidated liabilities	(26,270,257)	(1,714,144)	(12,688,285)	(284,995)	(40,957,681)	2,077,712	(38,879,969)

Capital expenditures	(1,822,867)	(338,795)	(14,838,596)	(90,769)	(17,091,027)	—	(17,091,027)

Depreciation and amortization	(4,290,872)	(452,766)	(4,427,771)	(34,536)	(9,205,945)	9,916	(9,196,029)

Amortization of goodwill and other intangible assets	(932,724)	—	(11,679)	—	(944,403)	—	(944,403)

Other non-cash expenses	(325,055)	—	(127,521)	(5,676)	(458,252)	—	(458,252)

115

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those KSO investors did not fully remedy this situation, the Company acquired those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003 — Note 5a, 5b, 5c) and currently controls the related KSOs through its ownership of such KSO investors. The Company acquired full operational control of the KSO IV operation in January 2004 (Note 5d) and KSO VII operations in October 2006 (Note 5e). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition.

49.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2006, the Company has 90 RSA with 67 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp55,441 million and Rp14,662 million on December 31, 2005 and 2006, respectively (Note 13).

The investors’ share of revenues amounted to Rp891,165 million, Rp513,528 million and Rp413,263 million in 2004, 2005 and 2006, respectively.

116

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
For the subsequent tariff establishment, the Government has issued initial tariff formula and adjustment tariff which are stipulated in Minister Decree No.09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line dated February 8, 2006, replacing Minister of Communications Decree No. KM. 12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995 concerning Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services.

117

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
a.	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	: 2 times airtime rate
2. Cellular to PSTN	: 1 time airtime rate
3. PSTN to cellular	: 1 time airtime rate
4. Card phone to cellular	: 1 time airtime rate plus 41% surcharge
b.	Usage tariffs
1.	Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.

For the subsequent tariff setting, the Government has issued calculation formula for tariff change on basic telephone service through mobile cellular network which is stipulated in Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning Procedure for Tariff Change Establishment for Basic Telephone Service Through Mobile Cellular Network dated February 28, 2006, replacing Minister of Communications Decree No. KM.12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication No. KM.27/PR.301/MPPT-98 date February 23, 1998 concerning Mobile Cellular Telephone Line Tariff.

118

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs (continued)
b.	Usage tariffs (continued)

Due to the commencing of Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning the interconnection charges thereby implemented after Minister Decree No. 08/Per/M.KOMINFO/02/2006 concerning Interconnection.
Interconnection Tariffs

The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy, which has not yet been implemented, the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoCI issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M.KOMINF/02/2006 dated February 8, 2006. On December 28, 2006 the Company and all network operators signed amendments to their interconnection agreements for its fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.
i.	Interconnection with Fixed line Network

The Government’s National Fundamental Technical Plan set forth in Decree No. KM.4/2001, as amended by Decree No. KM.28/2004, sets out the technical requirements, routing plans and numbering plans for interconnection of the networks of various telecommunications operators among themselves and with the Company’s fixed line network. Under the National Fundamental Technical Plan, all operators are permitted to interconnect with the Company’s fixed line network for access thereto and to other networks, such as international gateways and the networks of other cellular operators. In addition, cellular operators may interconnect directly with other networks without connecting to the Company’s fixed line network. Currently, the fees for interconnection are set forth in Decree No. KU.506/1997, Decree No. KM.46/1998, Decree No. KM.37/1999 and Decree No. KM.30/2000.

Fixed line Interconnection with Indosat. Currently, the fixed line interconnection between the Company and Indosat is generally based on their agreement signed in 2005. Pursuant to the agreement between the Company and Indosat, for interconnection of local and domestic long-distance calls, the operator of the network on which the calls terminate receives an agreed amount per minute.

119

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
i.	Interconnection with Fixed line Network (continued)

Other Fixed Wireline Interconnection. Since September 1, 1998, the Company has been receiving a share of the tariffs from Batam Bintan Telekomunikasi (“BBT”), which is a local operator with a special coverage area on Batam Island, for each successful call that transits or terminates on the Company’s fixed line network. Under the interconnection agreement, for local interconnection calls, revenues are shared on a “sender keeps all” basis. For local calls originating on BBT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For interconnection of domestic long-distance calls, the operator of the network on which the calls terminate or transit receives an agreed percentage of the prevailing long-distance tariff. In addition, BBT is to receive a certain fixed amount for each minute of incoming and outgoing international calls, from and to BBT that transit through the Company’s fixed line network and use the Company’s IDD service and 50% of the prevailing interconnection tariff for incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

Other Fixed Wireless Interconnection. Fixed wireless networks may interconnect with the Company’s fixed line network at the Company’s gateway. At present, other than the Company and Indosat, PT Bakrie Telecom (“BT”) also operates a fixed wireless network in Indonesia. The fixed wireless interconnection between the Company and BT is currently based on the most recent interconnection agreement signed in 2005. Pursuant to the agreement, for interconnection of local calls, the operator of the network on which the calls terminate receives an agreed amount per minute. For local calls originating on BT’s network terminating on a cellular network and vice versa which transit through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing tariff for local calls. For domestic long-distance calls that originate on the Company’s fixed line network and terminate on BT’s network, BT receives an agreed amount per minute. In the reverse situation and for transit long-distance calls through the Company’s fixed line network, the Company receives an agreed percentage of the prevailing long-distance tariff. In addition, BT is to receive a certain fixed amount for each minute of incoming and outgoing international calls to and from BT that transit through the Company’s fixed line network and use the Company’s IDD service and 25% of prevailing interconnection tariff of incoming and outgoing international calls that transit through the Company’s fixed line network and use Indosat’s IDD service.

ii.	Cellular Interconnection

In respect of local interconnection calls, including transit calls, between a cellular network and the Company’s fixed line network, the Company receives 50% of the prevailing fixed-line usage tariff for local pulse. For local calls from the Company’s fixed line network to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge. For local calls between cellular telecommunications networks, the originating cellular operator pays the terminating cellular operator the airtime charges.

120

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
ii.	Cellular Interconnection (continued)

The current Interconnection Decree, effective April 1, 1998, assumes that it is possible for long-distance calls to be carried by more than one network. Pursuant to the Interconnection Decree, for long-distance calls which originate on the Company’s fixed line network, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 40% of the tariff in cases where the entire long-distance portion is carried by a cellular operator up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network. For long-distance calls that originate from a cellular subscriber, the Company is entitled to retain a portion of the prevailing long-distance tariff, which ranges from 25% of the tariff in cases where the call originates from a cellular subscriber, transits the Company’s fixed line network and terminates on another cellular subscriber with the entire long-distance portion carried by a cellular operator, up to 85% of the tariff in cases where the entire long-distance portion is carried by the Company’s fixed line network and terminates on the Company’s fixed line network.

iii.	International Interconnection

Interconnection on the Company’s domestic fixed line network for international calls consists of access charges and usage charges. The following table sets forth the current international interconnection tariff, effective as of December 1, 1998, for IDD calls which are routed through Indosat’s international gateways and which originate, transit or terminate on the Company’s domestic fixed line network and Telkomsel’s cellular network, pursuant to Ministerial Decree No. KM.37 of 1999:

Description	Tariff
Access charge	Rp850 / successful call
Usage charge	Rp550 / successful paid minute
In addition, since June 2004, the Company has provided IDD services. Currently, the Company’s IDD service can be accessed by subscribers of all telecommunication operators in Indonesia. Interconnection and access charges for originating calls using the Company’s IDD service or terminating incoming international calls routed through the Company’s international voice telecommunications gateway are negotiated with each respective domestic operator.

iv.	Satellite Phone Interconnection

Since the fourth quarter of 2001, the Company has been receiving a share of revenues arising from interconnection transactions with PSN, a national satellite operator. Under the agreement, in respect of the interconnection calls between the Company and PSN, the Company receives Rp800 per minute for network charges and an additional Rp300 per minute origination fee if the call originates from the Company’s fixed line network.

121

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)
v.	VoIP Interconnection

Previously, Minister of Communications Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the Minister of Communications issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the Minister of Communications. Currently, the Minister of Communications has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.
Public Phone Kiosk (“Wartel”) Tariff

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

The Government issued Ministry Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006 about Public Phone Kiosk Operation which replace the Minister of Communications Decree No. KM.46 year 2002. There are no tariff differences between both decrees. This regulation is effective upon its issuance date.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)

On September 30, 2005, the MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.

122

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS
a.	Capital Expenditures

As of December 31, 2006, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	6,484,482
U.S. Dollar	504	4,554,896
Euro	130	1,546,220

Total		12,585,598

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain lists of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period, upon the issuance of Purchase Order (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly review.

123

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(i)	Procurement Agreements (continued)

Subsequently, for the purpose of providing telecommunications services with 3G technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Network, Ericsson AB and PT Ericsson Indonesia, and Siemens Network GmbH and Co.KG, for network contsruction (Roll-out Agreement) and PT Nokia Network, Ericsson Indonesia; and Siemens Network GmbH and Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 and the date on which the last PO terminates under the agreement or expires in respect of any PO issued prior to December 31, 2008 providing that the supplier are able to meet requirements set out in each PO.

(ii)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003 which then amended on November 27, 2006, the Company entered into an agreement with PT INTI for the construction and procurement of optical network, as well as a network management system and other related services and equipment, for Regional Division III (West Java) amounting to US$3.2 million and Rp130,293 million. As of December 31, 2006, total purchase commitment amounting Rp58,575 million.

(iii)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta – Tanjung Pandan – Pontianak – Batam – Dumai – Pekanbaru – Palembang – Jakarta) and RING II (link Medan – Padang – Pekanbaru – Medan). The agreement has been amended several times and the total contract based on the latest amendment dated 7 February 2007 amounting to US$45 million and Rp156,855 million. This agreement is based on a turnkey arrangement. As of December 31, 2006, total purchase commitment amounting Rp2,444 million.

(iv)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division I and IV with Huawei Consortium

On January 6, 2006, the Company entered into a Partnership Agreement with Huawei Consortium for FWA CDMA expansion Project NSS, BSS and PDN system in Regional Division I and IV amounting to US$27.7 million and Rp150,234 million for period 3 years (2006-2008) with option of 2 years extension (2009-2010) amounting to US$12.3 million and Rp39,972 million. Huawei consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period of 3 years (2006-2008) in return for a consideration of Rp10,450 million. As of December 31, 2006, total purchase commitment amounting US$40 million and Rp190,206 million.

124

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(v)	CDMA 2000 IX in Regional Division V with PT Samsung Telecommunication Indonesia

On June 8, 2006, which was amended on August 1, 2006 and later on December 18, 2006, the Company entered into an agreement with PT Samsung Telecommunication Indonesia for Procurement and Installation of CDMA 2000 IX in Regional Division V (East Java) amounting to US$8.4 million plus Rp12,008 million. As of December 31, 2006, total purchase commitment amounting US$0.8 million and Rp12,008 million.

(vi)	Expansion of Submarine Cable System Capacity Surabaya-Ujung Pandang-Banjarmasin with NEC Corporation

On August 16, 2006, the Company entered into an agreement with NEC Corporation for Expansion of Submarine Cable System Capacity Surabaya–Ujung Pandang–Banjarmasin amounting to US$6.7 million plus Rp8,132 million. The payment will be made based on 100% of contract value for each sub-system after Acceptance Report-1 issued by the Company. As of December 31, 2006, total purchase commitment amounting US$6.7 million and Rp8,132 million.

(vii)	PSTN Interface Expansion and Enhancement in 114 locations with PT Siemens Indonesia

On September 27, 2006, the Company entered into a procurement and installation agreement with PT Siemens Indonesia for the PSTN Interface Expansion and Enhancement in 114 locations amounting to Rp229,900 million. The payment will be made based on the completion in each location which is 100% of lump-sum price for the location. As of December 31, 2006, total purchase commitment amounting Rp187,144 million.

(viii)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V with Samsung Consortium

On October 13, 2006, the Company entered into a procurement and installation agreement with Samsung Consortium for Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) amounting to US$59.9 million plus Rp94,759 million. Samsung Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp29,998 million. As of December 31, 2006, total purchase commitment amounting US$59.9 million and Rp124,757 million.

(ix)	Expansion NSS, BSS and PDN System Project in Regional Division VI with ZTE Consortium

On November 28, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for Expansion NSS, BSS and PDN System Project in Regional Division VI (Kalimantan) amounting to US$22.5 million plus Rp57,168 million. ZTE Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp8,925 million. As of December 31, 2006, total purchase commitment amounting US$22.5 million and Rp66,093 million.

125

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(x)	Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project with PT Lintas Teknologi Indonesia

On November 29, 2006, the Company entered into a procurement and installation agreement with PT Lintas Teknologi Indonesia for Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project amounting to Rp69,795 million. As of December 31, 2006, total purchase commitment amounting Rp38,305 million.

(xi)	Optical Access Network (“OAN”) Project Batch III in Regional Division IV with Huawei Consortium

On November 30, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Optical Access Network (OAN) Project Batch III in Regional Division IV (Central Java and Daerah Istimewa Yogyakarta) amounting to US$3.2 million plus Rp64,776 million. As of December 31, 2006, total purchase commitment amounting US$3.2 million and Rp64,776 million.

(xii)	Expansion NSS, BSS and PDN System Project in Regional Division II with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division II (Jakarta) amounting to US$25.3 million plus Rp131,045 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp11,509 million. As of December 31, 2006, total purchase commitment amounting US$25.3 million and Rp142,554 million.

(xiii)	Expansion NSS, BSS and PDN System Project in Regional Division III with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division III (West Java and Banten) amounting to US$9.8 million plus Rp55,261 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp4,217 million. As of December 31, 2006, total purchase commitment amounting US$9.8 million and Rp59,478 million.

(xiv)	Optical Access Network (“OAN”) Project Batch IV in Regional Division VI with Alcatel – Inti Consortium

On December 18, 2006, the Company entered into a procurement and installation agreement with Alcatel-Inti Consortium for Optical Access Network (OAN) Batch IV in Regional Division VI (Kalimantan) amounting to US$3.7 million plus Rp70,022 million. As of December 31, 2006, total purchase commitment amounting US$3.7 million and Rp70,022 million.

126

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(xv)	Optical Access Network (“OAN”) Project Batch I in Regional Divison I and III with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet – Olexindo Consortium for OAN Project Batch I in Regional Division I and III amounting to US$3.0 million and Rp67,288 million. As of December 31, 2006, total purchase commitment amounting to US$3.0 million and Rp67,288 million.

(xvi)	Optical Access Network (“OAN”) Project Batch II in Regional Division II with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet-Olexindo Consortium for OAN Project Batch II in Regional Division II (Jakarta) amounting to US$4.0 million plus Rp61,355 million. As of December 31, 2006, total purchase commitment amounting to US$4.0 million and Rp61,355 million.

(xvii)	Ring JDCS (Jember-Denpasar Cable System) with ZTE Consortium.

On December 29, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for ring JDCS (Jember-Denpasar Cable System) amounting to US$10.2 million and Rp16,136 million. As of December 31, 2006, total purchase commitment amounting US$10.2 million and Rp16.136 million.
b.	Borrowings and other credit facilities
(i)	Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The borrowing facility expires in December 2006 and has been rolled over up to December 2007. Under the facility, at December 31, 2006, Telkomsel has issued bank guarantees totaling Rp120 billion (equivalent to US$13.3 million). The bank guarantees consists of guarantees for the import facility and 3G performance bond (Note 51c(ii)) amounting to Rp100 billion and Rp20 billion, respectively. Borrowings under the facility bear interest at SIBOR plus 2% per annum (US$), and at a rate equal to the three-month Bank Indonesia certificate plus 2% per annum (Rupiah); for other currencies the interest rate is based on the bank cost of funds plus 2%. As of December 31, 2005 and 2006, there were no outstanding loans under this facility.

(ii)	The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Management of Telkomsel is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.

127

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
c.	Others
(i)	Employee Benefits

On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide Long Service Leave and Post Retirement Insurance to its employees. Those benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date of this report. Accordingly, it is not possible to determine the amount of the benefits as of December 31, 2006.

(ii)	3G License

With reference to Decision Letter No. 07/PER/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology, as one of the successful bidders, Telkomsel amongst other requirements, is required to:
1.	Pay an annual right of usage (BHP) fee which is determined based on a certain formula over the license term of 10 years. The BHP for the first year was paid in March 2006. The commitments as of December 31, 2006 arising from the BHP up to the expiry period of the license using the formula set forth in the decision letter are as follow:

Radio Frequency Usage
Year	BI Rates (%)	Index (multiplier)	Tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL
Notes :

Ri	=	average Bank Indonesia rate from previous year
HL (auction price)	=	Rp 160 billion
Index	=	adjustment to the bidding price for respective year
The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the Directorate General of Post and Telecommunication.

2.	Provide roaming access for the existing 3G operators

3.	Contribute to USO development

128

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
c.	Others (continued)
(ii)	3G License (continued)
4.	Construct a 3G network which cover at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher. Such performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned decision letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
52.	CONTINGENCIES
a.	In the ordinary course of business, the Company has been named as a defendant in various legal actions in relation with land disputes, other disputes involving premium call billing and telecommunication billing. Based on management’s estimate of the probable outcomes of these matters, the Company accrued Rp33,116 million as of December 31, 2005 and 2006.

b.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued a verdict with its dictum stating that the Company had breached article 15 verse (3) and article 19 verse a and b of Law No.5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). As consequences, KPPU has dropped the agreement clauses between the Company and Warung Telkom (“kiosk”) provider which stated that Warung Telkom provider can only sell the Company’s telecommunication service and/or product. KPPU subsequently ordered the Company to open the channel of international calls to other international call operators in Warung Telkom. Pursuant to the KPPU verdict, the Company has filed an objection to District Court of Bandung which then issued a verdict on December 7, 2004 that granted the Company’s objection and dropped the KPPU’s verdict on August 13, 2004. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. On January 15, 2007, the Indonesian Supreme Court issued a verdict which granted the KPPU’s appeal and dropped the verdict of District Court of Bandung. The Company believes that there is no significant losing revenue impact.

129

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	CONTINGENCIES (continued)
c.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of the consolidated financial statements, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

A former Director of Human Resources and an employee of the Company were indicted under the anti-corruption law in Bandung District Court relating to allegations of misuse of authority in producing consultancy services resulting in losses of Rp789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and given Rp50 million for penalty. The defendant have filed and appeal with the West Java High Court objecting to the District Court ruling. As of the date of the consolidated financial statements, no decision has been reached on appeal.

On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of the consolidated financial statements, the District Courts have not issued their verdicts.
The Company does not believe that any subsequent investigation or court decision will have significant financial impact to the Company.

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Assets
Cash and cash equivalents
U.S. Dollar	81.96	805,489	159.59	1,443,160
Euro	59.14	689,472	71.30	845,448
Japanese Yen	—	—	1.95	148
Trade receivables
Related parties
U.S. Dollar	1.64	16,112	0.93	8,327
Third parties
U.S. Dollar	19.46	191,199	40.10	360,420
Other receivables
U.S. Dollar	0.30	2,910	0.56	5,077
Euro	0.01	88	0.03	402
Great Britain Poundsterling	—	—	—	37
Other current assets
U.S. Dollar	13.63	133,926	0.10	937
Advances and other non-current assets
U.S. Dollar	2.25	22,162	3.59	32,314
Escrow accounts
U.S. Dollar	12.89	126,128	—	—

Total assets		1,987,486		2,696,270

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2005		2006
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Liabilities
Trade payables
Related parties
U.S. Dollar	15.09	148,423	0.28	2,501
Singapore Dollar	—	—	—	20
Third parties
U.S. Dollar	125.40	1,233,050	28.58	257,495
Euro	68.30	796,343	1.55	18,377
Japanese Yen	66.03	5,508	—	—
Singapore Dollar	0.01	33	0.41	2,411
Great Britain Pound Sterling	—	14	0.04	630
Myanmar Kyat	—	—	—	12
Other payables
U.S. Dollar	—	—	0.06	573
Great Britain Pound Sterling	—	—	—	2
Accrued expenses
U.S. Dollar	21.01	206,639	199.18	1,793,609
Euro	8.79	102,509	104.61	1,239,946
Japanese Yen	52.85	4,433	74.13	5,610
Singapore Dollar	0.42	2,497	0.35	2,039
Advances from customers and suppliers
U.S. Dollar	0.15	1,474	—	—
Current maturities of long-term liabilities
U.S. Dollar	150.43	1,479,401	142.84	1,286,306
Euro	14.67	171,087	14.68	173,996
Japanese Yen	1,142.91	95,876	1,142.91	86,496
Long-term liabilities
U.S. Dollar	662.39	6,514,501	523.76	4,716,467
Euro	22.01	256,631	7.34	86,998
Japanese Yen	14,384.68	1,206,700	13,241.77	1,002,137

Total liabilities		12,225,119		10,675,625

Net liabilities		(10,237,633)		(7,979,355)

The Company and subsidiaries’ activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and subsidiaries’ overall risk management program focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placement and hedging to cover foreign currency risk exposure for the time range of 3 up to 12 months.

132

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2005 AND 2006, AND FOR YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUBSEQUENT EVENT
a.	On February 2, 2007, Jakarta and the area of Regional Division II (Jakarta) were massively flooded. At the date of issuance of these consolidated financial statements, the Company and subsidiaries are still calculating loss resulting from that catastrophe. The damaged telecommunication infrastructures have been covered by insurance.

b.	On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and approved by Ministry of Justice and Human Rights in its decision letter No. W8-00573.HT.01.04-TH.2007 in relation to the amendment of the Company’s Articles of Association, the name of PT Aria West International, a subsidiary, has been changed to PT Telekomunikasi Indonesia International. At the same time, its business operation has been expanded to include international businesses. All changes have been approved by Capital Investment Coordinating Board in its decision letter No. 20/III/PMDN/2007 dated March 1, 2007.

c.	On April 27, 2007, the Company became a member of Asia-America Gateway (AAG) consortium by signing Construction and Maintenance Agreement (C&MA) and Supply Contract with AAG. AAG is an undersea cable consortium comprising 19 companies. The Company paid US$30 million to be the part of AAG consortium. Through AAG, the Company will acquire 30 Gbps international bandwith at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States.
55.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) gives guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This Standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). PSAK 50 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 50 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivatives Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. PSAK 55 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 55 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

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